Exhibit 15.2

147 WESTPAC GROUP 2021 ANNUAL REPORT Exhibit 15.2 Westpac Group 2021 Annual Report on Form 20-F Section 1 148 Strategic Review 148 Corporate governance 175 Directors’ report 198 Remuneration report 212 Information on Westpac 235 Section 2 243 Reding this report 244 Review of Group’s operations 246 Income statement review 247 Balance sheet review 256 Capital resources 258 Divisional performance 261 Consumer 268 Business 269 Westpac Institutional Bank 270 Westpac New Zealand 272 Specialist Businesses 274 Group Businesses 276 Risk and risk management 282 Risk management 282 Risk factors 290 Other Westpac business information 304 Section 3 Financial statements 311 Section 4 313 Shareholding information 314 Additional information 330 Glossary of abbreviations and defined terms 335 Exhibit 15.2

About Westpac Founded in 1817, Westpac is Australia’s first bank and oldest company. We were established as the Bank of NSW in Sydney before expanding across Australia and New Zealand over the next century. Over that time, we continued our expansion, acquiring several banks and growing our network across the region. In 1982 we changed our name to Westpac. In 2008 we completed a merger with St.George Bank, acquiring the brands of St.George and BankSA and we relaunched the Bank of Melbourne brand in 2011. In 2021, after resetting our purpose and strategy, we began to simplify our operations to refocus on banking in Australia and New Zealand. This year we exited several businesses, closed some international operations and are working to simplify our banking business through our lines of business operating model. Further simplification is expected in the year ahead. Today we are one of the four major banks in Australia and one of the five major banks in New Zealand – supporting over 13.9 million customers. We have branches, affiliates and controlled entities throughout Australia, New Zealand, Asia and in the Pacific region, and maintain branches and offices in some of the key financial centres around the world. WESTPAC COMPRISES SIX MAJOR DIVISIONS Consumer Serving consumers in Australia with a range of banking products under the brands of Westpac, St.George, BankSA, Bank of Melbourne and RAMS. Business Serving the needs of small to medium businesses and commercial and agribusiness customers across Australia. This division also includes Private Wealth, supporting the needs of high-net-worth individuals. Westpac Institutional Bank (WIB) Delivering a broad range of financial services to commercial, corporate, institutional, and government customers operating in, and with connections to, Australia and New Zealand. New Zealand Delivering banking, wealth and insurance services to consumer, business and institutional customers across New Zealand. Group Businesses Comprising our head office and Australian corporate and support functions including treasury, technology, operations, property services, strategy, finance, risk, compliance, legal, human resources, and customer and corporate relations. Specialist Businesses Bringing together the Group’s non-core businesses that we ultimately plan to divest. These include superannuation, wealth platforms and investments, Auto finance, along with our operations in Fiji and Papua New Guinea. For part of the year, the division included our Vendor Finance and Australian insurance operations (General and Lenders Mortgage Insurance) which were sold during the year. The sale of Life Insurance and Auto finance is expected to be completed in 2022. 148 WESTPAC GROUP 2021 ANNUAL REPORT

Australia Household deposits2 21% Mortgages3 21% Business credit3 15% Customers4 12.6m New Zealand Consumer lending5 18% Deposits5 18% Business lending5 16% Customers 1.3m $3,081m $1,789m ($670m) $950m (A$ EQUIVALENT) $9m $193m MARKET SHARE DATA BRANDS FY21 CASH EARNINGS1 1 See cash earnings definition on page 6 of this Report. 2 APRA Banking Statistics, September 2021. 3 RBA Financial Aggregates, September 2021. 4 Includes customers outside Australia and New Zealand. 5 RBNZ, September 2021. 149 WESTPAC GROUP 2021 ANNUAL REPORT

2021 Year in review Overview It has been another challenging year as COVID-19, and its associated lockdowns, continued to create uncertainty for economies and customers. The pandemic’s human impact has been tragic, however the Australian and New Zealand economies have been much more resilient than originally expected. The combined support of governments, regulators and the banking sector helped to insulate these economies from the worst of the financial impacts. Westpac continued to help customers – individuals and businesses – through the uncertainty with a range of targeted financial support. We remained open and available to customers in many branches and processing centres, while supporting over half of our people to work from home. 2021 has also been a year of progress for Westpac. Our major program to strengthen our management of risk and culture is well underway, we’ve simplified our business and performance has improved. We have faced some setbacks. As we have worked to improve our management of risk, new issues have emerged. In addition, we have looked to accelerate the pace of change in line with both our own and regulator expectations. We have adjusted our plans and are meeting the milestones we have set ourselves – although we recognise there is still much to do. Our Fix, Simplify and Perform strategic priorities are helping to frame what we do and provide clarity for our people. As part of Fix we are addressing our shortcomings, and dealing with risk and legacy issues, under Simplify we are focusing on banking in Australia and New Zealand and making things easier for customers and our people while Perform is our program to lift underlying performance and returns. HIGHS Entered into an enforceable undertaking with APRA, after the regulator required a more comprehensive risk and culture program Weaknesses in risk management and culture highlighted by Reserve Bank of New Zealand LOWS Fix CORE program1 to strengthen risk management and risk culture 121 of 327 activities undertaken2 Addressed all items in AUSTRAC’s Statement of Claim Substantially completed two major advice remediation programs. Over $1bn paid or offered to approximately 1 million customers >30% Increase in financial crime specialists since 2019 Reduced average time to resolve complaints to 5.4 days from 6.5 days 84% of complaints resolved at first point Remediation required in our management of liquidity Additional legal cases and investigations by ASIC Potential external fraud relating to a portfolio of equipment leases 1 Customer Outcomes and Risk Excellence. 2 Activities undertaken and submitted to independent reviewer, Promontory Australia. 150 WESTPAC GROUP 2021 ANNUAL REPORT

WESTPAC GROUP 2021 ANNUAL REPORT 151

Simplify

4
non-core businesses sold[3]

3
non-core businesses announced for sale[3]

Reduced correspondent banking group relationships by
286

Closed
2
international offices – a further 3 to be finalised by the end of 2022 calendar year

284
products closed

Embedded lines of businesses operating model

Brought
>1,000
jobs back to Australia

Proposed sale of Westpac Pacific was not granted regulatory approval

Lagged peers in mortgage processing via brokers

Multi-day BT Panorama platform outage disrupted many customers

Perform

Helped over
17,200
customers manage through COVID-19 loan deferrals[4]

Organisational Health Index
74 from 70
over the year

Restored growth in Australian mortgages

Plan to reduce cost base to
$8bn by FY24

Panorama over
$100bn
in funds under management

Strong common equity tier 1 capital ratio
12.3%

$1.9bn
in new lending to climate change solutions[5]

Women in leadership[6]
50%

Largest bank lender to greenfield renewable energy projects in Australia for past[7]
5 years

New 5 minute digital process to set up deposit accounts

4th
Consumer NPS remains at the bottom of the peer group

Significant increase in costs in FY21 related to Fix priority spend

Significant write-offs in our institutional business and non-core assets

3 See page 21 of this Report for full list.
4 During 2021 COVID-19 lock-down, from July to September 2021.
5 'Climate change solutions' definition can be found in 2021 Sustainability Appendix – Glossary available online.
6 The proportion of women in leadership roles across the Group. It includes the CEO, Group Executives, General Managers, senior leaders with significant influence on business outcomes (direct reports to General Managers and their direct reports), large (3+) team people leaders three levels below General Manager, and Bank and Assistant Bank Managers. Senior Executive refers to the proportion of women in the combined Group Executives and General Manager populations.
7 IJGlobal and Westpac Research data.

152 WESTPAC GROUP 2021 ANNUAL REPORT

FY21 performance overview

In FY21, we recorded a net profit attributable to the owners of Westpac of $5,458 million, an increase of 138% on FY20.

The higher net profit was principally due to lower notable items and from released impairment provisions raised in 2020 as COVID-19's financial impact was much lower than expected.

Notable items are larger infrequent items that we remove when assessing underlying earnings. In FY21 notable items were $1.6 billion, mostly related to the write-down of intangible items (goodwill and capitalised software) as detailed in section 3 of this Report. In FY20, notable items were $2.6 billion including costs associated with the AUSTRAC matter.

In FY21 there was a $3.8 billion turnaround in impairment charges as FY20 included a significant impairment charge reflecting the expected losses linked to the impacts of COVID-19. In FY21 we recorded an impairment benefit as the impact of COVID-19 has been much less than originally expected and some impairment provisions were reversed.

Cash earnings[1]

The table below is on a 'Reported' earnings basis, however in assessing performance, we use 'cash earnings' – a measure of profit determined by adjusting reported earnings by three factors:

1. Material items that do not reflect ongoing performance.
2. Items that may not be considered when determining dividends including the amortisation of intangible items, treasury shares or economic hedging impacts.
3. Accounting classifications between individual items that do not impact reported results.

Cash earnings excluding notable items was up 33% (see cash earnings chart on opposite page) mostly from the turnaround in impairment charges.

Net interest income was lower, down 2%, on a cash earnings basis. While lending improved through the year, average interest earning assets were relatively flat and net interest margins were 4 basis points lower from historically low interest rates and strong competition, particularly in mortgages.

Non-interest income was higher from an improvement in insurance earnings while expenses were higher as we employed more people to support our strategic priorities, particularly Fix.

Asset quality improved over the year with stressed assets as a percentage of total committed exposures falling to 1.36%, from 1.91%. This ratio is still higher than pre-COVID-19 levels. Other indicators of asset quality have also improved including mortgage 90+ day delinquencies and total impaired assets.

Westpac had an income tax expense of $3.0 billion for Full Year 2021, with an effective tax rate of 36%. Including the Bank Levy our adjusted effective tax rate was 40%.

Together, higher earnings, the 2020 final dividend being underwritten, and the exit of non-core businesses, have further strengthened the Group's capital base with our common equity tier 1 ratio of 12.3%, comfortably above APRA's unquestionably strong benchmark of 10.5%.

Reported earnings

REPORTED NET PROFIT ATTRIBUTABLE TO OWNERS OF WESTPAC ($m)

	FULL YEAR SEPT 2021	FULL YEAR SEPT 2020	% MOV'T SEPT 21 - SEPT 20
Net interest income	**16,858**	**16,696**	1
Non interest income	4,364	3,487	25
Net operating income	**21,222**	**20,183**	5
Operating expenses	(13,311)	(12,739)	4
Net profit before impairment charges and income tax	**7,911**	**7,444**	6
Impairment (charges)/benefits	590	(3,178)	large
Profit before income tax	**8,501**	**4,266**	99
Income tax expense	(3,038)	(1,974)	54
Net profit for the period	**5,463**	**2,292**	138
Profit attributable to non-controlling interests (NCI)	(5)	(2)	150
Net profit attributable to owners of WBC	**5,458**	**2,290**	138
Total cash earnings adjustments (post tax)	**(106)**	**318**	large
Cash earnings[1]	**5,352**	**2,608**	105
Add back notable items (after tax)	1,601	2,619	(39)
Cash earnings excluding notable items	**6,953**	**5,227**	33

FY21 performance overview FULL YEAR SEPT 2021 FULL YEAR SEPT 2020 % MOV’T SEPT 21 – SEPT 20 Net interest income 16,858 16,696 1 Non interest income 4,364 3,487 25 Net operating income 21,222 20,183 5 Operating expenses (13,311) (12,739) 4 Net profit before impairment charges and income tax 7,911 7,444 6 Impairment (charges)/benefits 590 (3,178) large Profit before income tax 8,501 4,266 99 Income tax expense (3,038) (1,974) 54 Net profit for the period 5,463 2,292 138 Profit attributable to non-controlling interests (NCI) (5) (2) 150 Net profit attributable to owners of WBC 5,458 2,290 138 Total cash earnings adjustments (post tax) (106) 318 large Cash earnings1 5,352 2,608 105 Add back notable items (after tax) 1,601 2,619 (39) Cash earnings excluding notable items 6,953 5,227 33 REPORTED NET PROFIT ATTRIBUTABLE TO OWNERS OF WESTPAC ($m) Reported earnings In FY21, we recorded a net profit attributable to the owners of Westpac of $5,458 million, an increase of 138% on FY20. The higher net profit was principally due to lower notable items and from released impairment provisions raised in 2020 as COVID-19’s financial impact was much lower than expected. Notable items are larger infrequent items that we remove when assessing underlying earnings. In FY21 notable items were $1.6 billion, mostly related to the write-down of intangible items (goodwill and capitalised software) as detailed in section 3 of this Report. In FY20, notable items were $2.6 billion including costs associated with the AUSTRAC matter. In FY21 there was a $3.8 billion turnaround in impairment charges as FY20 included a significant impairment charge reflecting the expected losses linked to the impacts of COVID-19. In FY21 we recorded an impairment benefit as the impact of COVID-19 has been much less than originally expected and some impairment provisions were reversed. Cash earnings1 The table below is on a ‘Reported’ earnings basis, however in assessing performance, we use ‘cash earnings’ – a measure of profit determined by adjusting reported earnings by three factors: 1. Material items that do not reflect ongoing performance. 2. Items that may not be considered when determining dividends including the amortisation of intangible items, treasury shares or economic hedging impacts. 3. Accounting classifications between individual items that do not impact reported results. Cash earnings excluding notable items was up 33% (see cash earnings chart on opposite page) mostly from the turnaround in impairment charges. Net interest income was lower, down 2%, on a cash earnings basis. While lending improved through the year, average interest earning assets were relatively flat and net interest margins were 4 basis points lower from historically low interest rates and strong competition, particularly in mortgages. Non-interest income was higher from an improvement in insurance earnings while expenses were higher as we employed more people to support our strategic priorities, particularly Fix. Asset quality improved over the year with stressed assets as a percentage of total committed exposures falling to 1.36%, from 1.91%. This ratio is still higher than pre- COVID-19 levels. Other indicators of asset quality have also improved including mortgage 90+ day delinquencies and total impaired assets. Westpac had an income tax expense of $3.0 billion for Full Year 2021, with an effective tax rate of 36%. Including the Bank Levy our adjusted effective tax rate was 40%. Together, higher earnings, the 2020 final dividend being underwritten, and the exit of non-core businesses, have further strengthened the Group’s capital base with our common equity tier 1 ratio of 12.3%, comfortably above APRA’s unquestionably strong benchmark of 10.5%. 2.03 2.06 2.12 NET INTEREST MARGIN (%) Reported profit basis FY19 FY20 FY21 2,290 5,458 6,784 REPORTED PROFIT ($m) FY19 FY20 FY21 16.50 11.13 15.85 10.67 STRONG BALANCE SHEET (%) Common equity tier 1 capital ratio Reported Internationally comparable Sept 19 Sept 20 Sept 21 12.32 18.17 ASSET QUALITY (%) Stressed exposures to total committed exposures 1.91 1.36 1.20 Sept 19 Sept 20 Sept 21 (3,178) 590 (794) IMPAIRMENT (CHARGES)/BENEFIT ($m) FY19 FY20 FY21 1 We disclose cash earnings, which is not prepared in accordance with IFRS and is a “non-GAAP financial measure,” as we believe that it provides useful information to investors and analysts to assist them in their evaluation of our operating results and to assist in comparisons from one period to another. Readers are cautioned that cash earnings does not have any standardised meaning prescribed within IFRS or U.S. GAAP and therefore may not be comparable to similar measures presented by other companies. We use cash earnings for planning purposes and to allow us to assess the performance of our business before including the impacts of the items noted above as they affect the comparability of our financial results. Cash earnings is reviewed regularly by management and the Board of Directors as part of the ongoing internal assessment of our operating performance. We also use cash earnings as one component in determining compensation for Key Management Personnel. GROSS LENDING ($bn) Sept 19 Sept 20 441 449 148 152 82 78 17 10 17 456 148 89 6 15 21 Sept 21 Australian housing Australian business Australian personal New Zealand Other overseas 153 WESTPAC GROUP 2021 ANNUAL REPORT

This year has again been framed by the impact of COVID-19. The economic impact of the pandemic, while significant, has been much less than originally feared in 2020. This reflects government stimulus measures including payments to workers and businesses and very low interest rates. The banking sector has also played its part through repayment deferrals, fee waivers and helping customers move to contactless banking. At the time of writing, several states are emerging from lockdown as vaccination rates have reached target levels. While the final impact of these lockdowns remains uncertain, it is expected that the economy will rebound relatively quickly. In Australia and New Zealand, banks have recovered from the low returns of 2020. This was mostly because the material increases in credit impairment provisions in 2020 proved to be conservative (2021 saw relatively low levels of customer stress) and so provisions have been released. In addition, low interest rates have supported increased demand for housing and higher house prices – this in turn has contributed to higher system credit growth. The regulatory environment continues to bring strong scrutiny for financial services companies and the increasing engagement of investors and global regulators on environmental, social and governance issues will see a greater focus on this important area, particularly on climate change. Competition Banking across Australia and New Zealand has remained highly competitive across price, engagement and innovation. Low interest rates and significant market liquidity have been the major contributors as relatively easy access to funding has supported price-based competition for lending across both banks and non-banks. Digital innovation has also continued to redefine the competitive landscape. The delivery of services and the infrastructure used to facilitate finance and transactions is evolving rapidly beyond the services typically supplied by banks. This has led to several new entrants over recent years across home loans, business lending, buy now pay later, personal finance and transaction services. At the same time, some existing competitors have diverted more resources to key sectors, particularly home lending. An active lending broker market and new technologies have also contributed to competition, allowing consumers and businesses to easily compare offers and to apply for lending faster. Outlook Uncertainty remains around the outlook for 2022 as Australia and New Zealand emerge from lockdown and government stimulus measures unwind. That said, as the path out of previous lockdowns has been relatively fast there is some confidence that the economy will rebound relatively quickly and the level of stress for both consumers and businesses is unlikely to be a major concern. We expect the lockdowns in Australia’s most populous regions will continue to unwind through November and December with most of the domestic economy to open in the 2022 new year. Progress with international borders is expected to be gradual and Australia will experience challenges in attracting back students and workers. Given these circumstances we expect GDP growth in Australia of 8.3% in the year to September 2022. This reflects the strong rebound in activity following the severe 4% GDP contraction expected in the September quarter of 2021 when both Sydney and Melbourne were in lockdown. We expect the level of Australian GDP will return to its pre-delta path by the second half of 2022 although the losses in activity in the September 2021 quarter will not be fully recouped. Recovery prospects are however likely to be tempered by shortages of skilled and unskilled labour (created by border closures) along with supply chain disruptions. Unemployment has been remarkably resilient through 2021, partly reflecting falls in the participation rate as discouraged workers exited the workforce. Despite a sharp contraction in employment following the lockdowns in the September 2021 quarter, the unemployment rate is expected to hold around 5% and decline through 2022 as labour shortages persist, despite moves to reopen international borders. Australian house prices have risen 21% in 2021 despite the ongoing pandemic. Low interest rates, a price competitive financial system, and supply shortages are driving the market. This momentum is expected to be sustained into 2022 although APRA has already introduced policies to slow growth and further actions are expected in the new year. 2021 was another challenging year as we navigated a resurgence in COVID-19, managed through lock downs and very low interest rates and saw asset prices rise. External environment 154 WESTPAC GROUP 2021 ANNUAL REPORT

Credit growth for the Australian financial system was 5.3% for the year to September 2021 with growth concentrated in mortgages as consumers responded to low interest rates. In the year to September 2022, total financial system credit is expected to grow by 6.2%. Housing credit growth is likely to reach 8.4% while business credit growth will hold around 3%. Personal credit, which has been in decline for some years, is expected to fall further in 2022 as consumers remain cautious on debt and use alternative sources of financial credit. Very low interest rates will continue to weigh on banks and place pressure on net interest margins. The Reserve Bank of Australia (RBA) has indicated that the cash rate will not be increased until its objectives of full employment and inflation sustained around 2.5% are achieved. While the RBA does not expect this until 2024, Westpac is looking to early 2023 given the positive outlook for the unemployment rate and the likely emergence of some inflationary pressure. The Reserve Bank of New Zealand (RBNZ) recently increased the overnight cash rate by 0.25% to 0.5% recognising emerging inflationary forces and a tight labour market. We expect there will be further increases in 2021 and 2022. In 2022, the banking sector will increase its wholesale funding activities given completion of the RBA’s Term Funding Facility (TFF) and the withdrawal of the Committed Liquidity Facility (CLF) by the end of 2022. The CLF allowed banks to utilise internal securitisation to meet their liquidity requirements. These requirements will now need to be met by additional purchases of high quality liquid assets. Westpac outlook In Full Year 2022, Westpac is looking to grow lending broadly in line with its major bank peers, leveraging the momentum built up over the last year. The level of growth will depend on the scale of the economic recovery in Australia and New Zealand, measures put in place by regulators to slow mortgage lending, and Westpac’s own performance. Net interest margins are expected to reduce further in the year ahead given very low interest rates, strong competition for loans and deposits and the return to more normal levels of term wholesale funding. Revenue and costs (particularly non-interest income) in Full Year 2022 will also be impacted by the completion of sales of businesses. Over the past year we announced, and completed, the sale of four businesses, while a further three sales have been announced but have yet to complete. We are also working on the sale of other businesses in the Specialist Businesses division and further sales may be announced in the year ahead. In May 2021 we announced a target cost base of $8 billion by 2024. This is an ambitious target, and we will begin to see the impact on our costs of simplification initiatives designed to meet this goal. This includes the further exit of businesses, completion of activities to fix our risk management shortcomings, business simplification and digitisation of processes. In the past year, we devoted significant time and resources to improving the management of risk and addressing legacy issues. While we have made major inroads, costs related to this activity will likely continue in the period ahead. In particular, some litigation and regulatory investigations are ongoing and further costs or fines may emerge. In Full Year 2021, impairment charges were a benefit, reflecting sound asset quality and the release of provisions built up in Full Year 2020 as we prepared for an expected rise in COVID-19 related stress. In Full Year 2022, impairment charges will likely increase with any rise dependent on a variety of factors including the speed of the recovery and the potential for ongoing government support. Regardless, the Group’s provision levels are adequate, and we are well placed to respond to any potential increase in stress. Having materially increased capital ratios over recent years, we have surplus capital and have announced an off-market buy-back. This buy-back is expected to utilise a portion of our surplus capital and franking credits and reduce the share count. This should help to improve the Group’s return on equity and earnings per share while ensuring we retain sufficient capital for growth and uncertainties in the period ahead. In 2022 we expect to devote additional resources to our Simplify and Perform strategic priorities. This will include further business sales, digitising more processes and continuing to streamline our operations. With a sharper focus on banking in our core markets of Australia and New Zealand, a strong balance sheet and a highly committed team, we are well placed to see these plans through and improve the strength of our franchise. 155 WESTPAC GROUP 2021 ANNUAL REPORT

Our strategy supports our purpose, harnesses our strengths and refocuses where change is required. Delivery is well underway and we are making progress for all our stakeholders. Our strategic priorities: Fix, Simplify and Perform, recognise our need to address our shortcomings, reshape the business to concentrate on our core businesses and markets, while lifting service and creating a stronger performance ethic. This will help us to become a simpler, stronger bank. Fix Address outstanding issues — Risk management — Risk culture — Customer remediation & pain points — IT complexity Simplify Streamline and focus the business — Exit non-core businesses and consolidate international — Reduce products, simplify customer offers — Lines of Business operating model — Transform using digital and data to enhance the customer experience Complaints driving change Our new complaints system is helping us resolve customer complaints faster and ensures they don't fall through the cracks. See page 19 for more information. Digital home loan process Making it easier for customers with a new digital home loan application process. See page 23 for more information. Our values Our five values (or HELPS) – guide the way and help us achieve our purpose. HELPFUL Passionate about providing a great customer experience ETHICAL Trusted to do the right thing Our strategy 156 WESTPAC GROUP 2021 ANNUAL REPORT

WESTPAC GROUP 2021 ANNUAL REPORT 157

Our purpose

Helping Australians and New Zealanders succeed.

Our focus

Banking for Australian and New Zealand consumers, businesses and institutional customers.

Perform

Sustainable long-term returns

- Customer service – market leading
- Growth in key markets
- Reset cost base
- Enhance returns, optimise capital
- Strong balance sheet
- Climate change – focus on net zero



Foiling scammers

Protecting customers from scams through updated transaction monitoring, training and customer education.

See page 25 for more information.

Stakeholder outcomes

Customers

$580bn in customer deposits	$710bn in lending[1]

Employees

$6.0bn paid to employees	50% Women in Leadership roles

Shareholders

149.4 cents[2] earnings per share	118 cents dividends per share

Communities

$144m in community investment	$12.1m towards Safer Children, Safer Communities program

The economy

$4.6bn mortgage deferrals	$3.4bn paid globally in various taxes and the Bank Levy

Suppliers

$8.0bn total supply chain spend	$1.6m spent towards Indigenous-owned businesses

Environment

$10.9bn lending to climate change solutions	Climate Change Position Statement and 2023 Action Plan

LEADING CHANGE
Determined to make it better and be better

PERFORMING
Accountable to get it done

SIMPLE
Inspired to keep it simple and easy

1 Includes held for sale.
2 146.3 cents on a cash earnings basis.

Fix Fix is focused on addressing our shortcomings, improving our management of risk and culture, reducing customer pain points and completing historical customer remediation. 97% EMPLOYEES COMPLETED RISK LEARNING MODULES 600 STATEMENTS OF ACCOUNTABILITY HELD BY SENIOR LEADERS1 63% REDUCTION IN HIGH RATED ISSUES THAT WERE OPEN AT THE START OF FY21 ~600 IMPROVED CRITICAL DATA ELEMENTS Enhanced risk dashboards SIMPLER AND STANDARDISED REPORTING TO EXECUTIVE TEAM AND BOARD 3 lines of defence MODEL IMPLEMENTED ACROSS RISK CLASSES AND DIVISIONS 1 Statements of Accountability (SoA) outline the accountabilities and outcomes that leaders are required to deliver in their individual roles. The SoA provides clarity on delegations and authorities. 158 WESTPAC GROUP 2021 ANNUAL REPORT

Our CORE program Our CORE program is central to improving our management of risk and building a strong culture. To become a simpler, stronger bank we are rectifying our shortcomings at their source – and our Customer Outcomes and Risk Excellence (CORE) program is leading the change. The CORE program was first established in 2020 and expanded in 2021 to address the issues identified by our own assessments and the findings of our regulators. This includes the Australian Prudential Regulation Authority’s (APRA) Risk Governance Review, completed in December 2020, which resulted in a court enforceable undertaking agreed with APRA. The CORE program is a significant piece of work comprising 19 workstreams, underpinned by 80 deliverables and 327 activities. Each activity progresses through the three stages of ‘Design, Implement and Embed’. 80% of the Design activities are now complete with 95% expected to be reached by the end of the calendar year. At 30 September 2021, 121 of the 327 activities had been undertaken and submitted to the independent reviewer. More than a set of activities, the CORE program is focused on achieving sustained improvement in our risk management effectiveness, and real outcomes including: — A strong culture where accountability is clear — Effective end-to-end risk management resulting in better customer outcomes — A three lines of defence model where everyone is clear on their accountabilities and understands their role in identifying and managing risk — Better insights, underpinned by high quality data — Stronger risk oversight and better execution. The quarterly reports of the CORE program’s independent reviewer, Promontory Australia, are being provided to APRA and released publicly every six months. Strengthening our management of risk and risk culture through our CORE program. A stronger risk culture Creating a strong risk culture is an important objective of the CORE program. Our people must more proactively identify and manage risks, and work in an environment where they feel safe to speak up. We have updated our Code of Conduct, strengthened our whistleblower protections, and amended our performance management framework and recruitment approach. We are building the right workforce based on their values and behaviours. Transforming these values and behaviours into a stronger culture must start at the top. Our senior leaders are expected to be role models in their attitudes and actions if we are to deliver genuine change. While it is early in the program, we are seeing improved results in our employee surveys and our leaders’ actions. CHANGE STARTS AT THE TOP Culture change initiatives for our most senior leaders have included: — Refreshed Code of Conduct and incorporated new behaviours in our performance management framework. The roll-out of our Code of Conduct has been driven by our leaders — Statements of Accountability for the Group’s top 600 leaders — Leadership Culture Development training program for 500 of our most senior leaders to clarify the mindsets, skills and behaviours required — Leadership dashboards incorporate new behaviours and are more transparent. 159 WESTPAC GROUP 2021 ANNUAL REPORT

Rebuilding our management of financial crime risk Over the past 18 months, we have rebuilt our approach to financial crime. This program has been extensive, including elevating the Financial Crime, Compliance & Conduct function, with the Group Executive reporting directly to the CEO, and increasing the number of financial crime specialists by around one-third since 2019. The rebuild has included upgrades to our technology, dedicating more resources to controls and transaction monitoring, and new training to increase the understanding of financial crime risk throughout the Group. This transformation is part of a significant multi-year program of work aimed at improving Westpac’s management of financial crime risk, including addressing issues highlighted in the civil proceedings commenced by AUSTRAC against Westpac on 20 November 2019 in relation to alleged contraventions of the Anti-Money Laundering and Counter-Terrorism Financing Act 2006. These civil proceedings were settled in 2020. Our program has now addressed all the matters referenced in AUSTRAC’s Statement of Claim and remediated over 350 issues. These activities have materially improved our ability to detect and report potential financial crime. On the back of these steps, we are working to embed our new financial crime approach in everything we do. Fix OUR ‘SHOULD WE?’ TEST This year we incorporated the ‘Should We?’ test into our Code of Conduct to help our people make decisions and encourage them to speak up. After ensuring an issue complies with law and regulation as well as Westpac’s policies, processes, and guidance, we encourage our people to ask these ‘Should We?’ questions: — Am I sure it helps us to fulfil our purpose, values and behaviours? — Am I sure it helps us achieve each of our Code of Conduct outcomes? — Are we doing the right thing for our customers, communities as well as shareholders now and in the long term? — Would I feel comfortable if I had to tell my manager or my family or friends? 40,000+ HOURS OF FINANCIAL CRIME AWARENESS TRAINING DELIVERED IN FY21 60 TRANSACTION MONITORING RULES UPDATED OR NEWLY IMPLEMENTED UPGRADED TRANSACTION SCREENING SOFTWARE AND SETTINGS TO BETTER DETECT REPORTABLE CUSTOMER ACTIVITY 160 WESTPAC GROUP 2021 ANNUAL REPORT

Improving the way we identify, manage and resolve complaints. Putting things right for customers We get things wrong from time-to-time and when we do, we want to put it right. We are carrying out remediation programs to resolve historical issues. We put things right for approximately one million customers by paying or offering more than $1 billion in compensation in 2021, and have paid over $1.5 billion across all programs to date. We have substantially completed payments associated with the two largest financial advice programs. Resolving customer pain points A significant component of our Fix agenda has been to remove obstacles standing in the way of great customer experiences. We are removing these customer pain points by improving our management and mitigation of complaints. We continue to embed a culture where frontline teams own and resolve complaints for customers at first point. Our new digital complaints management system guides bankers on resolutions to create more consistent outcomes, our Artificial Intelligence complaints bot assists bankers to solve complaints in the moment and automated system controls ensure compliance. In addition, we’ve made the complaints process more accessible for customers with new tools and resources, such as Easy English Guides and Auslan translation videos. These changes are contributing to: — Reduced average time to resolve complaints to 5.4 days in Full Year 2021, from 6.5 days in Full Year 2020 — 84% of complaints are resolved at first point — Addressing the top three complaint pain points, implementing 113 improvement initiatives — Through driving our culture of encouraging complaints and improving logging behaviour, total number of complaints increased 33% over the year. Resolving complaints faster is contributing to a better customer experience and is reinforcing a culture where employees own and act upon complaints faster. COMPLAINTS DRIVING CHANGE Our new digital complaints management system allows employees to manage and own every complaint – improving the experience for customers. By analysing the system’s data, we identified over 400 improvements to our products, services, and processes to reduce customer pain points and fix issues before they impact others. For example, an out-of-service 1300 number was mistakenly included in a customer letter. After a customer called to complain about the error and it was logged, our complaints team fixed the issue before the same letter was sent to a further 13,000 customers. One new system supports faster complaint resolution and ensures customer complaints do not fall through the cracks. 161 WESTPAC GROUP 2021 ANNUAL REPORT

Simplify Simplify is about returning to our core business of banking in Australia and New Zealand, exiting non-core businesses and consolidating our international footprint. It also includes making banking easier for customers by rationalising our products and simplifying processes via digital. 284 PRODUCTS CLOSED BROUGHT >1,000 JOBS BACK TO AUSTRALIA 162 WESTPAC GROUP 2021 ANNUAL REPORT

WESTPAC GROUP 2021 ANNUAL REPORT **163**

PROGRESS ON PORTFOLIO SIMPLIFICATION

Businesses/investments sold	Completed
Zip Co. Ltd.	Oct 2020
Coinbase Inc.	May 2021
General Insurance	Jul 2021
Vendor Finance	Jul 2021
Westpac LMI	Aug 2021
Westpac NZ Wealth Advisory	Dec 2020
Announced sale	**Completion expected**
Motor Vehicle Finance	First half of 2022
Westpac NZ Life Insurance	First half of 2022
Westpac Life Insurance	Second half of 2022



A simpler bank

To become a simpler bank, we are exiting non-core businesses and consolidating our international footprint.

In 2020, we established our Specialist Businesses division to bring together the businesses we plan to exit. This year, we completed four business sales and exited two investments in Zip Co. and Coinbase Inc. In addition, we have announced the sale of three more businesses and expect to complete these sales by the end of the 2022 calendar year.

In December 2020, we also announced the sale of our Westpac Pacific business, however following the decision by Papua New Guinea's Independent Consumer and Competition Commission to deny authorisation for the proposed acquisition, the parties agreed to terminate the relevant sale agreements. We will continue to operate our Fiji and PNG operations and support our Pacific customers while considering other options.

Together, the businesses sold have added around 34 basis points to the Group's common equity tier 1 capital ratio, while businesses scheduled for sale are expected to add a further 29 basis points once completed.

During the year, we began the consolidation of our international presence by closing offices in Mumbai and Jakarta. We are currently underway with the closure of our Beijing, Shanghai and Hong Kong offices, which we expect to complete by the end of the 2022 calendar year. We will support customers in Asia from our Singapore office.

Our major institutional offices outside of Australia and New Zealand include Singapore, London and New York and we are in the process of opening a Frankfurt office to support customer relationships in Europe.

Embedding our new operating model

Last year we introduced our Lines of Business operating model, restructuring our business along major customer offerings. This model creates better end-to-end responsibility for product lines and is allowing us to simplify processes.

Our focus through the year was to embed the model across our Australian businesses. This included delegating more responsibility to each line of business and continuing to map and refine end-to-end processes.

For example, in our mortgage line of business, we have made over 70 changes to simplify processes and speed up approval times for customers.

Implementation of the lines of business operating model is underway in New Zealand.

Returning to our core business of banking in Australia and New Zealand and simplifying everything we do.

OUR LINES OF BUSINESSES

- **Consumer**
  - Mortgages
  - Consumer Finance
  - Cash & Transactional Banking
- **Business**
  - Business Lending
- Consumer & Small Business Customer Engagement | Private Wealth | Commercial Relationships
- **Institutional**
  - Financial Markets
  - Corporate and Institutional Banking
  - Global Transaction Services
- **Specialist Businesses**
  - Insurance
  - Specialist Finance
  - Platforms, Investment and Operations
  - Super
- Treasury
- **New Zealand**
  - Consumer Banking and Wealth
  - Corporate and Institutional Banking

164 WESTPAC GROUP 2021 ANNUAL REPORT

Simplify

TRANSFORMING TECHNOLOGY UNDERPINNED BY FOUR PRINCIPLES:

Digital to the core	End-to-end, insight-led digital experiences – designed for both customers and employees.
Automation	Simplified and digitised processes designed to be instant.
Built to change	Modular technology – designed to easily evolve.
Evergreen technology	Systems built with embedded continuous currency. Designed to be secure, enduring and available.

Harnessing digital to make things simpler

COVID-19 has accelerated society's move to digital and customer trends over the year reflect this. From online shopping to banking, since September 2020 the number of digitally active customers rose to 5.24 million and digital transactions increased to 316 million, up 3% and 14% respectively.

Given more banking can be completed online – and due to lockdowns – we are seeing fewer physical transactions and services. Over the year, ATM transactions were down 15% and over-the-counter transactions in branches and call centre volumes fell 7% and 11% respectively. The use of cash and cheques has also declined.

Migrating more activity to digital means making it available to customers when they choose to bank. It's a faster, easier, and more intuitive digital customer experience. It is also simpler for customers and the bank.

Our technology roadmap sets out our pathway to transform our technology to a modern single multi-brand environment, from the multiple systems we currently operate. Key steps in this change include reducing the number of products and services we offer and streamlining our processes. Fewer products and clearer processes help to optimise the change required.

DIGITAL FOCUS AREAS AND 2021 PROGRESS

Digital	**Create leading digital experiences**	– Completed roll-out of new Mobile Banking app for Westpac – New insights engine to provide right time and personalised insights to customers
Data	**Seeking to build world-class data platforms**	– Moved our data platform to the latest cloud technology – Open banking enabled for our major brands
Flexible bank platforms	**Create flexible platforms focusing on:** 1. Mortgages 2. Business lending 3. Transaction services 4. Payments	– Completed the roll-out of customer service hub – new mortgage origination platform for all major brands – New, simple, cloud-based Banking as a Service (BaaS) savings and transaction products based on the 10X platform

NEW DIGITAL HOME LOAN EXPERIENCE Our end-to-end digital mortgage application process is making it easier and faster for customers to apply for a home loan and to track its progress along the way. Launched in December 2020, the new process is paperless, allowing documents to be uploaded and once approved, loan offers can be accepted online. Customers can also request help along the way with customers and bankers all having access to the same information. Moving to digital is freeing up our people to spend more valuable time with customers. Westpac Home Finance Manager, Rebecca, received a home loan application late one Friday afternoon. Instead of preparing paperwork in the branch, the customer completed the digital application over the weekend and met with Rebecca on the following Monday morning – the same day the loan was approved. PRODUCT SIMPLIFICATION FOR SELECT PRODUCT LINES1 – FY21 VS FY20 Sep 20S ep 21 339 329 161 68 109 47 Cash & Transactional Banking2 Mortgages Consumer Finance 221 195 New Zealand 1 Includes both products for sale and products not for sale. 2 Includes cash management. We continued to strengthen our technology, simplifying and increasing reliability. In 2021, developments included: — Launched a state-of-the-art integrated command centre helping us to more quickly identify and respond to issues — Upgraded branch network, improving bandwidth by ten-times, reducing operating costs by 50% and increasing transaction speed — Decommissioned 116 applications to simplify our technology — Two thirds of infrastructure services (networks, servers, workplace technology) have shifted to evergreen models. Stability of our infrastructure has also improved with a reduction in major technology incidents from 51 to 31 over the year, while delivering and executing 19% more changes. Fewer, simpler products Creating an easier and more streamlined experience for customers is a vital aspect of our simplification agenda. Over many years we became complex with too many products, too many manual process variations, and an excessive number of fees. This complexity added risk, increased cost, and made it difficult for both our employees and customers. To better serve customers, we are working to simplify fees and processes. Over the year we removed 284 products and associated fees across consumer and business banking. The chart below illustrates the reduction over the year in select products. In addition, in WIB we exited or restricted 286 correspondent banking group relationships. In our Specialist Businesses division, we migrated over $56 billion in funds from the BT Wrap platform to BT Panorama and completed the migration of Advance Retirement Suite members to BT Super, which resulted in 3,070 accounts and $209 million in funds management transferred. 165 WESTPAC GROUP 2021 ANNUAL REPORT

Perform Perform is growing our customer franchise through great service, sharpening our focus on returns, and resetting the cost base. A strong balance sheet and engaged workforce forms the foundations of our performance. We are also focused on responding to climate change and building the pathway to support a net zero emissions economy by 2050. $4.6bn HOME LOAN DEFERRALS WITH 10,500 CUSTOMERS SUPPORTED $135m BUSINESS DEFERRALS WITH 2,600 BUSINESSES SUPPORTED 327 INTEREST FREE TEMPORARY OVERDRAFTS TO SMALL BUSINESS CUSTOMERS 209 BUSINESS COVID-19 GRANTS AT A TOTAL VALUE OF $627,000 Supporting customers1 1 During 2021 COVID-19 lock down, from July to September 2021. 166 WESTPAC GROUP 2021 ANNUAL REPORT

Committed to helping Our purpose – helping Australians and New Zealanders succeed – guides what we do. It was reaffirmed over the year as we continued to support customers through the challenges posed by the pandemic. COVID-19 has impacted customers in a variety of ways. For individuals and businesses in difficulty, we provided targeted support. This included repayment deferrals, fee waivers and special loans or overdrafts for business. Our people have remained resilient and dedicated in the face of uncertainty. They have overcome disruptions to their own working arrangements and remained focused on supporting customers. In addition, our people have also helped customers with contactless banking, to better manage their finances and protected them from scams. Our people have embraced the changes underway across the Company, as reflected this quarter by the lift in our Organisational Health Index score (OHI) up 4 points to 74 from our September 2020 baseline of 70. Strong employee commitment and engagement are the foundation for improved service and this improvement positions us well for the period ahead. Our people have worked hard to support customers through another challenging year. 14 VACCINATION HUBS 1,430 RAPID ANTIGEN TESTS ADMINISTERED 3,140 PARTICIPANTS IN VACCINATION PROGRAM +20k EMPLOYEES WORKED FROM HOME Supporting employees PROTECTING CUSTOMERS FROM SCAMS In the past year, the number of scams reported by customers doubled. From cons based on investments, buying and selling, and email compromise – scams are becoming more sophisticated and can be devastating for victims. Through our transaction monitoring, training and customer education, we’re helping to protect customers from scams. In our Westpac Strathpine branch in Queensland, Branch Manager, Rachel, has seen first-hand the impact of scams. She recently helped a customer who was the victim of a telecommunications scam. "Ray*” came to the branch and was very distressed. We sat down and he explained what had happened. I contacted our Scams Assist team who had thankfully blocked his account after detecting unusual activity," said Rachel. The scammer claimed he was calling from Ray’s internet provider and gained access to his computer and online banking. Over $3,500 was transferred from Ray’s account triggering several fees. Rachel worked with our specialist Scams team to halt the transfers, recover his funds, and reverse the fees. She also took Ray through a checklist to help him spot future scammers. “Recovering Ray’s funds was an incredible relief and as a token of his appreciation, he donated some of the money to the Westpac Foundation,” said Rachel. “Helping customers through times like these is the most rewarding part of my job”. *Customer’s name has been changed 167 WESTPAC GROUP 2021 ANNUAL REPORT

Perform A better experience for customers Our customer satisfaction rankings have been challenged by the need to address our shortcomings and the impacts of the pandemic. Our primary measure of customer satisfaction is the Net Promoter Score1,2 (NPS) and while our score improved over the year to -3.3 from -6.9, our rank for Westpac remains at the lower end of peers. Encouragingly, the trend has been improving and our St.George brand scores are ahead of the major banks but further improvement is required. Our scores partially reflect lower service levels, as we were not able to increase resourcing fast enough to meet increased COVID-19 related demands. They also reflect negative sentiment around branch closures and regulatory actions on historical matters. To help improve service, we have boosted our front- line teams, and brought back over 1,000 roles to Australia in key contact and processing roles. As part of our Fix and Simplify agendas, we are addressing the root causes of service issues. This includes working to resolve customer complaints faster, simplify key processes and improve the customer experience through digital. #3 Business Banking NPS ranking1,3 #5 New Zealand Consumer and Business Banking NPS rankings4,5 1 Net Promoter Score measures the net likelihood of recommendation to others of the customer’s main financial institution for retail or business banking. Net Promoter ScoreSM is a trademark of Bain & Co Inc., Satmetrix Systems, Inc., and Mr Frederick Reichheld. Using a 11 point numerical scale where 10 is ‘Extremely likely’ and 0 is ‘Extremely unlikely’, Net Promoter Score is calculated by subtracting the percentage of Detractors (0-6) from the percentage of Promoters (9-10). 2 Source: DBM Consultants Consumer Atlas, August 2020 and August 2021, 6MMA. MFI customers. 3 Source: DBM Consultants Business Atlas, 6 months to August 2021. MFI customers, all businesses. 4 Source: 3 month rolling Retail Market Monitor data (survey conducted by Camorra Research). Respondents are asked about likelihood to recommend their main bank to family and friends on a scale of 1 (extremely unlikely) to 10 (extremely likely). Net Promoter Score is represents % of Promoters (recommend score of 9 or 10) minus % of Detractors (recommend score of 1 to 6). 5 Source: 6 month rolling Business Finance Monitor data (survey conducted by Kantar TNS among businesses with an annual turnover of $5 to $150 million). Respondents are asked about likelihood to recommend their main business bank to business colleagues and associates on a scale of 1 (extremely unlikely) to 10 (extremely likely). Net Promoter Score is represents % of Promoters (recommend score of 9 or 10) minus % of Detractors (recommend score of 1 to 6). Improving service is a priority. SUPPORTING VULNERABLE CUSTOMERS We have specialist teams that support customers through tough times – like divorce and losing a loved one – and through domestic and family violence, elder abuse and scams. Over the year, 33,400 cases were escalated through our specialist vulnerability teams. Over 81,000 applications for financial assistance packages were approved for customers experiencing financial hardship. Some initiatives include: — Piloting a savings buffer of at least $100 a month to help mortgage customers who seek hardship support when they are in financial difficulty. Financial Counselling Australia welcomed the initiative, which has now been included in the Australian Banking Association’s financial difficulty guidelines. — Stopping threatening and abusive messages attached to payments. A bank account is no place for abuse, and over 700 warnings and suspensions have been issued to customers who sent abuse via digital banking. — Introducing in-app functionality for our customers to block gambling transactions on eligible credit and debit cards across all brands. The block has been applied to over 30,000 cards. 168 WESTPAC GROUP 2021 ANNUAL REPORT

Restoring growth in our core businesses Restoring mortgage and business lending growth was a major focus this year and we are building momentum in both areas. We reached our target to grow mortgages in line with the major banks in the second half of the year. Through the year we employed more mortgage bankers, addressed key processing bottlenecks, and ensured our pricing was responsive to the competitive pressure in the market. A key element of this turnaround has been the establishment of our Mortgage line of business. With clearer end-to-end accountability for key processes, this business has been able to make faster and more targeted decisions to support growth. Growth in total Australian business lending across the industry was 4.6% for the year to September 2021 compared to 1.9% over the prior year. We are making progress in business lending. In Australia, business and institutional lending was up 1% over the year and was 4% higher over the last six months. While momentum has improved, additional opportunities remain. This includes further process improvements and directing more of our people from programs designed to resolve issues to front-line customer roles. Strong balance sheet and improved capital efficiency In banking, strong financial foundations across capital, liquidity and funding are paramount. We ended this financial year with a common equity tier 1 capital ratio of 12.3%, which was comfortably above APRA’s unquestionably strong benchmark of 10.5%. We had $9 billion in capital above this benchmark. This strength has supported the determination of a 60 cent per share dividend and enabled us to announce an off-market buy-back of up to $3.5 billion. The buy-back will help us to optimise our capital base for the more focused business we are becoming, helping to improve per share metrics and future returns. Cost reset Digitisation and low interest rates are changing the banking industry and its returns. To remain competitive, we need to reduce costs. In May 2021, we set a cost target of $8 billion in expenses by 2024. This is an ambitious target given costs in 2021 were more than $13 billion. Part of the cost reduction will be putting behind us significant remediation expenses and business write- downs. Costs will also be lower as we exit businesses. The final gains to reach our target are expected to flow from simplifying our operations and reconfiguring our head office to reflect our more focused business. Elevating climate change action Westpac has focused on climate change for many years. This year, we made a significant addition to our strategic priorities – elevating climate change as part of our Perform priority. Its importance to investors, customers and society more broadly has accelerated, and it was therefore appropriate to recognise in our major priorities. This includes explaining how we are supporting the transition to a net zero economy. Climate forms part of our broader environmental, social and governance agenda, and we recognise that managing climate-related risks and opportunities is vital to the long-term sustainability of our Company. We were the first Australian bank to release a climate change position statement in 2008. In 2015 we supported the Paris Agreement and in 2017 we committed to managing our business in line with the Paris Agreement and the need to transition to a net zero emissions economy by 2050. AUSTRALIAN GROSS MORTGAGE MOVEMENT ($bn) (3.5) 1H20 2H20 1H21 2H21 (4.7) 2.6 12.0 xx AUSTRALIAN GROSS MORTGAGE MOVEMENT ($bn) 169 WESTPAC GROUP 2021 ANNUAL REPORT

Climate change is one of the most significant issues that will impact the long-term prosperity of the global economy and our way of life. We are committed to managing our business in alignment with the Paris Agreement and the need to transition to a net zero emissions economy by 2050. As a major financial institution, we recognise that we have an important role to play in supporting customers and communities in transition, through providing products and services. This year, we continued to deliver on our Climate Change Position Statement and 2023 Action Plan (Climate Action Plan) while recognising the significant increase in the importance of climate change to our business and stakeholders. This includes: — Helping customers and communities respond to climate change — $15 billion target in new lending to climate change solutions by 20301 — Aiming to reduce our exposure to thermal coal mining to zero by 2030 — Financing of electricity generation sector to support Paris-aligned transition pathways to a net zero emissions economy by 2050 — Sourcing equivalent of 100% of Westpac’s electricity consumption through renewable energy sources by 2025. Below is a summary of major developments this year, and further detail can be found in the Climate Change section of our 2021 Sustainability Supplement. Developments on governance and oversight of sustainability matters — Established a CEO-led Group ESG and Reputation Committee that will oversee our Climate Action Plan and wider ESG agenda. The Committee meets at least four times a year — During the year the Board: • attended a workshop led by industry experts on climate change risks, and related Directors’ responsibilities • reviewed our Climate Action Plan progress as part of its six-monthly sustainability strategy update • endorsed extra resources to support our Climate Action Plan. Climate change 1 Over time period 2020 to 2030. 2 IJGlobal and Westpac Research data. 3 Includes Westpac Group operations in Australia, New Zealand, United Kingdom and Pacific. 2021 is the first year Westpac is reporting market based emissions to account for renewable energy investment. The base year of our Scope 1 & 2 and Scope 3 Supply Chain GHG reduction targets is calculated applying the location-based accounting method. Historic location-based data is used as a proxy for a market-based method, as electricity supplier emission factors or residual emission factors for some international operations are not available. IN NEW LENDING TO CLIMATE CHANGE SOLUTIONS Strategy Progress on our Climate Action Plan and how we are helping our customers transition, included: $1.9bn LARGEST BANK LENDER TO GREENFIELD RENEWABLE ENERGY PROJECTS IN AUSTRALIA FOR PAST FIVE YEARS2 ELEVATED CLIMATE CHANGE RESPONSE TO A COMPANY-WIDE STRATEGIC PRIORITY CONTINUED TO DEVELOP PARIS- ALIGNED FINANCING STRATEGIES AND PORTFOLIO TARGETS FOR SECTORS REPRESENTING THE MAJORITY OF OUR FINANCED EMISSIONS, WITH A FOCUS DURING THE YEAR ON OIL AND GAS, METALS AND MINING SECTORS PARTICIPATED IN A RANGE OF INDUSTRY FORUMS INCLUDING THE UNITED NATIONS ENVIRONMENT PROGRAMME FINANCE INITIATIVE PRINCIPLES FOR RESPONSIBLE BANKING AND THE AUSTRALIAN SUSTAINABLE FINANCE INITIATIVE REDUCED SCOPE 1 & 2 EMISSIONS3 BY 58% AGAINST A 2016 BASE YEAR AND 43% AGAINST 2020 ADVANCED WORK TO UNDERSTAND HOW BEST TO SUPPORT AGRIBUSINESS CUSTOMERS TO MANAGE CLIMATE RISK 170 WESTPAC GROUP 2021 ANNUAL REPORT

Developments on Risk Management — Continued to embed sustainability and climate risk management in the Group’s Risk Management Framework, and aligned with the Three Lines of Defence model — Worked to manage transition and physical risks across key loan portfolios – overseen by the Climate Change Financial Risk Committee — Continued to support our existing thermal coal mining customers, managing our portfolio in line with a commitment to reduce our exposure to zero by 2030 — Continued to participate in APRA’s Climate Vulnerability Assessment — Continued to build our understanding of physical risk in agribusiness and residential mortgage portfolios. Metrics and targets Further detail on climate metrics and targets is in our Sustainability Supplement. Looking ahead In 2022, we will continue developing Paris-aligned financing strategies and portfolio targets, particularly for sectors representing the majority of our financed emissions. We will work with customers and industry experts. The analysis will consider a range of factors, including the IPCC Sixth Assessment Report, the IEA’s Net Zero by 2050, A Roadmap for the Global Energy Sector Report, as well as the impact on the bank and customers, including in hard-to-abate sectors. BUILDING OUR UNDERSTANDING OF TRANSITION CLIMATE RISKS We seek to engage customers, particularly those in the most emissions intensive and climate-vulnerable sectors, to develop financing strategies to support their response to climate change impacts. We seek to provide our business customers1 with a range of innovative sustainable finance structures including green deposits, green bonds and sustainability-linked loans. This year, we undertook further analysis to understand our Scope 3 financed emissions, which estimates that: — manufacturing, utilities and mining are the sectors2 with the highest emissions intensity per dollar lent — the majority of our lending is to relatively low-emissions intensity sectors such as property and residential mortgages. ENERGY SECTOR VALUE CHAIN Lending to the energy sector value chain3 can be described in the categories below. Overall, we saw a decrease in exposures to non-renewable energy sectors and an increase in exposures to renewable energy over the year. 1 Customers from our Institutional, Corporate and Commercial segments. 2 Manufacturing includes primary metal production and petroleum refining. Utilities includes electricity generation. Mining includes coal, oil and gas extraction. 3 All figures are Total Committed Exposures (TCE) at 30 September 2021 for WIB only. 4 For oil and gas extraction customers with LNG terminal operations, the exposures to LNG terminals is reported in the Transport category. 5 Coal exposures within diversified miners are apportioned by the percentage EBITDA contribution of coal in their latest annual financial statements. Thermal coal exposures in diversified miners is immaterial. 6 Australia and New Zealand only. Customers with operations across several sectors are attributed across those activities based on business segment contribution. 7 Other mining includes iron ore, metal ore, construction material, exploration and services. 8 Thermal coal mining is 43% of coal mining exposure (WIB only). LENDING TO ELECTRICITY GENERATION AUS & NZ (%) LENDING TO ELECTRICITY GENERATION AUSTRALIA AND NEW ZEALAND (%) 0.5 RENEWABLE NON-RENEWABLE 0 10 20 30 40 50 60 70 80 90 100 2021 2020 2019 2018 2017 2016 2015 2014 2013 2012 2011 The share of renewables in our lending to the electricity sector has increased to 79%. Total mining is 0.75% of Group TCE, lending to coal mining is 0.05% and lending to oil and gas extraction is 0.21% of Group TCE. COAL MINING –THERMAL AND METALLURGICAL8 OIL AND GAS EXTRACTION OTHER MINING7 TOTAL 9.7 10.7 10.5 9.0 8.4 5.3 5.4 6.1 5.5 5.7 3.8 3.9 3.6 2.4 2.8 0.6 1.4 0.8 0.5 0.5 MINING EXPOSURE ($bn) 2017 2018 2019 2020 2021 MINING EXPOSURE ($bn) Oil and Gas Extraction4 FY21 $1.84bn FY20 $2.22bn Exploration FY21 $0.33bn FY20 $0.56bn Coal Metallurgical coal FY21 $0.29bn FY20 $0.21bn Metallurgical coal in diversified miners5 FY21 $0.02bn FY20 $0.03bn Thermal coal FY21 $0.22bn FY20 $0.30bn Uranium FY21 $0.08bn FY20 $0.03bn LNG Terminal FY21 $0.52bn FY20 $0.57bn Coal Rail FY21 $0.30bn FY20 $0.28bn Port FY21 $0.32bn FY20 $0.44bn Gas FY21 $0.58bn FY20 $0.67bn Black coal FY21 $0.19bn FY20 $0.27bn Brown coal FY21 $0.03bn FY20 $0.03bn Liquid fuel FY21 $0.12bn FY20 $0.12bn Hydro FY21 $1.26bn FY20 $1.30bn Other renewables FY21 $2.23bn FY20 $1.89bn Electricity and Gas Networks FY21 $3.80bn FY20 $4.53bn Retailers FY21 $1.01bn FY20 $0.77bn Oil and Gas FY21 $2.10bn FY20 $1.32bn Mining and extraction Oil and gas refining FY21 $0.58bn FY20 $2.02bn Electricity generation6 Transport Distribution and retail 171 WESTPAC GROUP 2021 ANNUAL REPORT

Human rights We are committed to respecting human rights through our business and activities, including as a financial services provider, purchaser of goods and services, employer, and supporter of communities. Our third Human Rights Position Statement and 2023 Action Plan (Human Rights Action Plan) sets out the principles that guide our approach. Our Human Rights Action Plan commits to 19 actions that are underpinned by a commitment to respect human rights as set out in the UN Guiding Principles on Business and Human Rights. Under these actions we review our salient human rights issues annually to help prevent, mitigate and account for any adverse human rights impacts, and to inform our areas of focus. This year’s review highlighted the need to continue supporting customers and employees through the impacts of COVID-19, as well as focusing on rights of Aboriginal and Torres Strait Islander peoples, privacy, workplace diversity and discrimination, human rights grievance mechanisms, and modern slavery. Actions included: — Improved our management of privacy risks by enhancing our policies, processes and systems, and through updated training to lift the understanding of our employees of the requirements and risks — Launched our Access and Inclusion Plan 2021-2024 to set out our actions for enhancing inclusion and accessibility practices — Expanded our mental health support for employees in responding to the pandemic with a new mental health plan — Updated our Responsible Sourcing Program to strengthen management and monitoring processes, to address ESG risks in our supply chain and take action to raise awareness in our supply chain of Speaking Up channels — Conducted training with natural resources teams on Indigenous consent — Published our fifth Modern Slavery Statement, and the first under the requirements of the Modern Slavery Act 2018 (Cth). For further information on our salient human rights issues and specific management actions, please see our Sustainability Supplement. TAKING ACTION ON MODERN SLAVERY We published our first statement under the Modern Slavery Act 2018 (Cth) in March 2021. This statement was also in accordance with the Modern Slavery Act 2015 (UK). This was recognised by the Monash University Centre for Financial Studies as among the strongest for disclosure quality amongst the S&P/ASX 100. Modern slavery is a challenge that no one organisation can solve alone. Cross industry collaboration through sharing of information and resources can help to drive effective change and reduce instances of modern slavery across industries. As part of our Safer Children, Safer Communities program, this year we partnered with the International Centre for Missing and Exploited Children (ICMEC). ICMEC’s work focuses on the development of capability and technology tools across and within jurisdictions, working with diverse stakeholders across the area of child protection law enforcement and regulatory partners, private industry, the education community, primary healthcare and the medical profession and civil society partners. Our partnership, which builds on scoping and discovery work conducted in FY20, aims to drive cross-industry data and knowledge sharing to better detect, monitor, report and prevent the use of the Australian payments platforms being used to process payments that relate to Child Sexual Exploitation (CSE). Modern slavery includes the worst forms of child labour, including the commercial sexual exploitation of children. The three-year $25 million data-sharing and innovation grant, managed by ICMEC, will be used to design, build, deploy and maintain a platform and analytic tools to aggregate insights and data from multiple industry participants to help identify perpetrators of Online Sexual Exploitation of Children (OSEC). This is one way that we may provide for or cooperate in remedy. Access to ‘remedy’ is one of the key principles guiding our approach and commitment to respecting human rights. Our Human Rights Action Plan notes that remedy may take many forms, depending on how we identify our role in causing or contributing to human rights harm. 172 WESTPAC GROUP 2021 ANNUAL REPORT

Supporting local communities Westpac Foundation1 awarded $1.95 million in job creation grants to social enterprises and $1 million in grants to 100 local organisations helping Australians become job-ready through education, training and employment opportunities. As one of the region’s largest companies and providers of capital, we believe it is important we use our scale and reach to create positive impact across Australia and New Zealand. This includes providing support in times of emergency and natural disasters and positively contributing to complex social and economic issues where we can have an impact. Backing diverse business and social enterprise Through our supplier inclusion and diversity program we support a variety of suppliers including Aboriginal and Torres Strait Islander businesses, social enterprises, Australian Disability Enterprises, women-led businesses and businesses with a B-corps certification. Despite some large contracts coming to an end and COVID-19 restrictions impacting some activities, in FY21 we spent $11.6 million with diverse suppliers. Backing communities through our foundations Westpac supports a number of foundations to support local communities. This includes: — Westpac Foundation1: supporting social enterprises and community organisations that create jobs, training and education pathways for Australia’s most under-represented — St.George Foundation2: providing grants to eligible Australian charities and community organisations to help improve the lives of children experiencing disadvantage — BankSA Foundation3: supporting small, local charities helping to create a brighter future for South Australians and Northern Territorians experiencing disadvantage — Bank of Melbourne Foundation4: supporting local charities and programs that deliver sustainable benefits to Victorians experiencing disadvantage. Tomorrow’s leaders Established to mark Westpac’s 200th anniversary in 2017, this year Westpac Scholars Trust5 awarded its 500th scholarship. The Trust, together with some of the nation’s leading universities, has now provided $31 million in scholarships to invest in individuals with leadership potential in areas important to Australia’s growth and prosperity – technology and innovation, Australia-Asia ties, and positive social change. 500+ WESTPAC SCHOLARS AWARDED IN FIRST FIVE YEARS 1 Westpac Foundation is administered by Westpac Community Limited (ABN 34 086 862 795) as trustee for Westpac Community Trust (ABN 53 265 036 982). The Westpac Community Trust is a Public Ancillary Fund, endorsed by the ATO as a Deductible Gift Recipient. None of Westpac Foundation, Westpac Community Trust Limited nor the Westpac Community Trust are part of Westpac Group. Westpac provides administrative support, skilled volunteering, donations and funding for operational costs of Westpac Foundation. 2 St.George Foundation is administered by St.George Foundation Limited (ABN 46 003 790 761) as trustee for St George Foundation Trust (ABN 44 661 638 970), a Public Ancillary Fund, endorsed by the ATO as a Deductible Gift Recipient. While St George Foundation Limited is a related body corporate of Westpac Group, neither St.George Foundation nor St George Foundation Trust are part of Westpac Group. Westpac provides administrative support, donations and funding for operational costs of the Foundation. 3 BankSA Foundation is part of St.George Foundation and is administered by St.George Foundation Limited (ABN 46 003 790 761) as trustee for St George Foundation Trust (ABN 44 661 638 970), a Public Ancillary Fund, endorsed by the ATO as a Deductible Gift Recipient. While St George Foundation Limited is a related body corporate of Westpac Group, neither BankSA Foundation, St.George Foundation nor St George Foundation Trust are part of Westpac Group. Westpac provides administrative support, donations and funding for operational costs of the Foundation. 4 Bank of Melbourne Foundation is part of St.George Foundation and is administered by St.George Foundation Limited (ABN 46 003 790 761) as trustee for St George Foundation Trust (ABN 44 661 638 970), a Public Ancillary Fund, endorsed by the ATO as a Deductible Gift Recipient. While St George Foundation Limited is a related body corporate of Westpac Group, neither Bank of Melbourne Foundation, St.George Foundation nor St George Foundation Trust are part of Westpac Group. Westpac provides administrative support, donations and funding for operational costs of the Foundation. 5 Westpac Scholars Trust (ABN 35 600 251 071) is administered by Westpac Scholars Limited (ABN 72 168 847 041) as trustee for the Westpac Scholars Trust. Westpac Scholars Trust is a private charitable trust and neither the Trust nor the Trustee are part of Westpac Group. Westpac provides administrative support, skilled volunteering, and funding for operational costs of Westpac Scholars Trust. Su from Green Connect, a social and environmental enterprise in Illawarra region, NSW 173 WESTPAC GROUP 2021 ANNUAL REPORT

Safer Children, Safer Communities The Safer Children, Safer Communities program involves a series of actions and investments in Australia and across Asia-Pacific over three years to help make a meaningful impact on child safety and protection. The program was a commitment in our Response Plan to the AUSTRAC proceedings. Now in its second year, progress includes: — $12.1 million invested in the overall work program, of which $9.2 million was committed over three years to 26 organisations in Australia through our grants program — Finalised a $25 million grant for cross-industry data sharing projects with the International Centre for Missing and Exploited Children (ICMEC) — Continued our partnership with International Justice Mission (IJM) who supported 33 police operations, 141 victim rescues and 36 suspect arrests in the Philippines — Supported Save the Children’s ‘Protect Children – Philippines’ project to deliver training sessions to 687 young people and parents on issues relating to online exploitation in the first six months of 2021. Sustainability Supplement In December 2020, we updated our Sustainability Strategy outlining our sustainability priorities for the next three years. These priorities are centred around how we can best serve our customers, communities and nation, and contribute to solving global challenges. More on our sustainability approach Our Annual Report covers our most material sustainability topics in our strategic update. Our 2021 Sustainability Supplement provides additional detail on our sustainability approach, sustainability materiality assessment, progress against our 2023 Sustainability Strategy priorities, and additional climate change and human rights disclosures. Sustainability metrics and glossary can be found in our 2021 Sustainability Datasheet, and our mapping to sustainability benchmarks and indices as well as performance scorecards can be found in our 2021 Sustainability Appendix. Skilled volunteering and employee giving Volunteering and supporting charities is an important part of our company culture, and an opportunity for our people to contribute to creating positive social impact. More than 530 employees participated in our volunteering programs to share their skills and time on causes important to them. Supporting local communities $144m IN COMMUNITY INVESTMENT 96% EMPLOYEE VOLUNTEERS FOUND THE EXPERIENCE REWARDING $2.1m DONATED TO MORE THAN 770 CHARITIES THROUGH OUR MATCHING GIFTS PROGRAM 950+ WESTPAC EMPLOYEES HAVE COMPLETED A JAWUN SKILLED VOLUNTEERING SECONDMENT WITH AN INDIGENOUS COMMUNITY ORGANISATION SINCE 2001 Helping when it matters most Backing a stronger Australia Collaborating for impact 174 WESTPAC GROUP 2021 ANNUAL REPORT

Board areas of focus in FY21 This year the Board (including with assistance from its Board Committees) has focused on overseeing: — the delivery of key priorities under our Fix, Simplify and Perform strategic priorities; — Westpac’s response to the COVID-19 pandemic, including measures taken to support our customers and our people; — the development and implementation of the expanded CORE program to uplift outcomes for customers and our governance of financial and non-financial risk; — ongoing work to improve Westpac’s management of financial crime risk following the AUSTRAC proceedings; — the implementation and performance of the Lines of Business operating model, which was introduced in 2020 to clarify responsibilities and accountability for end-to-end performance; — the simplification of our business and operations through the exit of non-core businesses and the consolidation of our international locations; — the program of work to reset the bank’s cost base, targeting $8 billion by FY24; — the renewal of the Board and Executive team, with three Directors and three members of the Executive Team commencing this year; and — approving the Group’s 2023 Sustainability Strategy. Our approach to governance Corporate governance is the framework of systems, policies and processes by which we operate, make decisions and hold people to account. The framework establishes the roles and responsibilities of Westpac’s Board, management team, employees and suppliers. It also establishes the systems, policies and processes for monitoring and evaluating Board and management performance, and the practices for corporate reporting, disclosure, remuneration, risk management and engagement of security holders. Our approach to corporate governance is based on a set of values and behaviours that underpin our day-to-day activities, and are designed to promote transparency, fair dealing, and the protection of stakeholder interests, including our customers, our shareholders, our employees and our community. It includes aspiring to the highest standards of corporate governance; which Westpac sees as fundamental to the sustainability of our business and our performance. In 2021 Westpac has continued working to strengthen and improve its approach to corporate governance. These activities include a focus on delivering a sustained uplift in our governance of risk, improving the Group’s culture and creating a simpler and safer organisation with clearer accountability. Much of the work to improve risk governance and culture is being delivered through the CORE (Customer Outcomes and Risk Excellence) program, an integrated program of work designed to fulfil the requirements of the Court Enforceable Undertaking Westpac entered into with APRA earlier this year. The CORE program includes 19 workstreams, each with an accountable Group Executive, and includes areas such as Board risk governance, risk culture, Executive culture and capability, organisational design, risk management frameworks and compliance management. Westpac has made good progress delivering key CORE activities, with the program scheduled to complete in financial year 2024. While our frameworks and policies are critical elements of corporate governance, the outcomes achieved are also directly influenced by decisions made by our people. Providing context and guidance to assist our people with their decisions has been a significant focus for Westpac in 2021. We have continued to embed our purpose – ‘Helping Australians and New Zealanders succeed’ – as well as our supporting values and behaviours. We have continued to simplify Westpac by divesting non-core businesses, implementing the Lines of Business operating model and consolidating our international locations. Further information about our CORE program and our Fix, Simplify and Perform strategic priorities is in the Strategic Review.. 175 WESTPAC GROUP 2021 ANNUAL REPORT

The Board Board of Directors The Board is comprised of 10 independent Non-executive Directors and the Managing Director and Chief Executive Officer (CEO). A profile of each Director can be found on our website at: https://www.westpac.com.au/about-westpac/ westpac-group/board-of-directors/ JOHN MCFARLANE Chairman and Independent Non-executive Director PETER KING Managing Director and Chief Executive Officer NERIDA CAESAR Independent Non-executive Director CRAIG DUNN Independent Non-executive Director MICHAEL HAWKER AM Independent Non-executive Director NORA SCHEINKESTEL Independent Non-executive Director PETER MARRIOTT Independent Non-executive Director MARGARET (MARGIE) SEALE Independent Non-executive Director AUDETTE EXEL AO Independent Non-executive Director CHRIS LYNCH Independent Non-executive Director PETER NASH Independent Non-executive Director 176 WESTPAC GROUP 2021 ANNUAL REPORT

Roles and responsibilities The Board The role of the Board is to provide leadership and strategic guidance for Westpac and its related bodies corporate, in addition to overseeing the sound and prudent management of the Westpac Group. The Board Charter outlines the roles and responsibilities of the Board. Key responsibilities are: — approving and overseeing management’s implementation of the strategic direction of the Westpac Group, its business plan and significant corporate strategic initiatives; — approving the appointment of the CEO, Chief Financial Officer (CFO), Group Executives, the General Manager, Group Audit and any other person the Board determines; — assessing and reviewing the performance of the Board, its Board Committees, the CEO and the Group Executives; — approving the Westpac Board Renewal Policy and determining Board size and composition; — approving the Westpac Group Remuneration Policy and individual remuneration levels and adjustments (including forfeiture and clawback) to variable remuneration where appropriate for Group Executives, other executives who report to the CEO, other accountable persons under the Banking Executive Accountability Regime (BEAR) and any other person the Board determines; — approving the annual targets and financial statements and monitoring financial performance against forecast and prior periods; — determining our dividend policy and the amount, nature and timing of dividends to be paid; — considering and approving our overall risk management framework for managing financial and non-financial risk; — approving the Group Risk Management Framework, the Group Risk Management Strategy and the Board Risk Appetite Statement and monitoring the effectiveness of risk management by the Group; — forming a view of our risk culture and overseeing the identification of, and steps taken to address any desirable changes to risk culture; — considering the social, ethical and environmental impact of our activities including the effects of climate change, and setting standards and monitoring compliance with our policies and practices; — overseeing and monitoring workplace health and safety (WHS) issues in the Group and considering appropriate WHS reports and information; — meeting with representatives from our principal regulators on a regular basis; and — maintaining an ongoing dialogue with Westpac’s external auditor. The Board Charter is available on our website at: https://www.westpac.com.au/about-westpac/ westpac-group/corporate-governance/constitution- board/. Westpac’s Board and Board Committee structure Board Committees will refer matters to the Board or other Board Committee where appropriate. Average Board tenure 0-3 years 60% 3-6 years 20% 6-9 years 20% AVERAGE BOARD TENURE 2.8 years Westpac’s Board and Board Committee structure Board Independent Assurance and Advice Chief Executive Officer External Auditors Group Audit Independent Assurance and External Advice Group Executives Board Committees Nominations & Governance Remuneration Audit Risk Technology Legal, Regulatory & Compliance Sub-Committee Provide relevant periodic assurances and reports (as appropriate) Provide assurance on the remuneration disclosures in the Remuneration Report Provide assurance on risk components of the annual report and interim/annual financial results announcements Delegation Assurance, Oversight through Reporting Accountability Accountability Delegation Delegation Board Committees will refer matters to the Board or other Board Committee where appropriate. Specific reporting 177 WESTPAC GROUP 2021 ANNUAL REPORT

Roles and responsibilities (continued) The Board has delegated to the CEO, and through the CEO to the Executive Team, responsibility for the day-to-day management of Westpac’s business. These delegations are subject to the limitations and restrictions contained in the delegation instruments. The Board is assisted in meeting its roles and responsibilities by its six standing Board Committees. Further information about each of the Board Committees is set out in the section titled ‘Role of the Board Committees’. Chairman The Board elects one of the independent Non- executive Directors as Chairman. Our Chairman is John McFarlane. His role includes: — providing effective leadership to the Board in relation to all Board matters; — guiding the agenda and conducting all Board meetings to facilitate discussions, challenge and decision-making; — in conjunction with the Company Secretary, arranging regular Board meetings throughout the year and confirming that minutes of meetings accurately record decisions taken and, as required, the views of individual Directors; — overseeing the process for appraising Directors and the Board as a whole; — overseeing Board succession; — acting as a conduit between management and the Board, and being the primary point of communication between the Board and CEO; — representing the views of the Board to the public; and — taking a leading role in creating and maintaining an effective corporate governance system. CEO Our Managing Director and CEO is Peter King; his role includes: — leadership of the management team and, with the Board, overseeing succession planning for the management team; — developing strategic objectives for the business and achievement of the planned results; and — the day-to-day management of the Westpac Group’s operations, subject to the specified delegations of authority approved by the Board. 178 WESTPAC GROUP 2021 ANNUAL REPORT

SKILLS AND EXPERIENCE DESCRIPTION NUMBER OF DIRECTORS Strategic and commercial acumen An ability to define strategic objectives, constructively question business plans and implement strategy using commercial judgement Financial services experience Experience working in, or advising, the banking and financial services industry (including wealth management), with strong knowledge of its economic drivers and global business perspectives Financial acumen Highly proficient in accounting or related financial management and reporting for businesses of significant size Risk Experience in anticipating, recognising and managing risks, including regulatory, financial and non-financial risks, and monitoring risk management frameworks and controls Technology Experience in developing or overseeing the application of technology in large complex businesses, with particular reference to innovation and the Group’s digital transformation strategic priority Governance Commitment to, and knowledge of, governance, environmental and social issues, with particular reference to the legal, compliance, regulatory and voluntary frameworks applicable to listed entities and highly regulated industries People, culture and conduct Experience in people matters including workplace cultures, morale, management development, succession and remuneration, with particular reference to the Group’s talent retention and development initiatives and the ability to consider and respond to matters relating to inclusion and diversity Executive leadership Being appointed as CEO or a similar senior leadership role in a large complex organisation, and having experience in that position in managing the business through periods of significant change Listed company experience Held two or more Non-executive Directorships on Australian or international listed companies International Senior leadership experience involving responsibility for operations across borders, and exposure to a range of political, cultural, regulatory and business environments in that position Customer focus Experience in developing and overseeing the embedding of a strong customer-focused culture in large complex organisations, and a demonstrable commitment to achieving customer outcomes 9/12 9/12 9/12 10/12 11/12 12/12 9/12 11/12 10/12 10/12 12/12 Board skills, experience and attributes Westpac seeks to maintain a Board of Directors with a broad range of relevant financial and other skills, knowledge, and experience necessary to guide the business of the Group. The Board uses a skills matrix to illustrate the key skills and experience the Westpac Board is seeking to achieve in its membership collectively and the number of Directors with each skill and experience. The skills matrix is set out in Figure 1. Figure 1 – Board skills, experience and attributes as at 30 September 2021 1 1 Certain information in this Corporate Governance Statement is presented as at 30 September 2021, at which point Mr Steven Harker was a Director of Westpac. Mr Harker retired as a Director on 26 October 2021. Roles and responsibilities (continued) The Board has delegated to the CEO, and through the CEO to the Executive Team, responsibility for the day-to-day management of Westpac’s business. These delegations are subject to the limitations and restrictions contained in the delegation instruments. The Board is assisted in meeting its roles and responsibilities by its six standing Board Committees. Further information about each of the Board Committees is set out in the section titled ‘Role of the Board Committees’. Chairman The Board elects one of the independent Non- executive Directors as Chairman. Our Chairman is John McFarlane. His role includes: — providing effective leadership to the Board in relation to all Board matters; — guiding the agenda and conducting all Board meetings to facilitate discussions, challenge and decision-making; — in conjunction with the Company Secretary, arranging regular Board meetings throughout the year and confirming that minutes of meetings accurately record decisions taken and, as required, the views of individual Directors; — overseeing the process for appraising Directors and the Board as a whole; — overseeing Board succession; — acting as a conduit between management and the Board, and being the primary point of communication between the Board and CEO; — representing the views of the Board to the public; and — taking a leading role in creating and maintaining an effective corporate governance system. CEO Our Managing Director and CEO is Peter King; his role includes: — leadership of the management team and, with the Board, overseeing succession planning for the management team; — developing strategic objectives for the business and achievement of the planned results; and — the day-to-day management of the Westpac Group’s operations, subject to the specified delegations of authority approved by the Board. 179 WESTPAC GROUP 2021 ANNUAL REPORT

Board diversity A diverse group of skilled Directors make us a stronger organisation that makes better decisions. In relation to gender diversity, for 2021, the Board Nominations & Governance Committee has approved an objective of at least 40% women on the Westpac Board. For future reporting periods, this objective has been reformulated to be 40% women, 40% men and 20% any gender for the composition of the Westpac Board. Westpac is working towards meeting this objective, and our performance against it will vary at any given time depending on the timing of Board renewal and Board composition changes. The Board gender diversity as at 30 September 2021 is set out below. Number of female Directors on the Board (4 out of 12) FEMALE DIRECTORS 33% The percentage of female directors on the Board has increased following the retirement of Steven Harker in October 2021, and is likely to change further following the retirement of Craig Dunn as a Director at Westpac’s 2021 Annual General Meeting (AGM). Independence All of our Non-executive Directors satisfy our criteria for independence, which aligns with the guidance provided in the ASXCGC Recommendations and the criteria applied by the New York Stock Exchange (NYSE). The Board assesses the independence of our Non- executive Directors on appointment and annually. Each Non-executive Director provides an annual attestation of their interests and independence. Directors are considered to be independent if they are independent of management and free from any business or other relationship that could materially interfere with, or could reasonably be perceived to materially interfere with: — the exercise of their unfettered and independent judgement; and — their ability to act in the best interests of Westpac as a whole rather than the interests of another party. Materiality is assessed on a case-by-case basis by reference to each Non-executive Director’s individual circumstances rather than by applying general materiality thresholds. Each Non-executive Director is required to disclose any business or other relationship that he or she has directly, or as a partner, shareholder or officer of a company or other entity that has an interest or a business or other relationship with Westpac or a Group entity. The Board considers information about any such interests or relationships, including any related financial or other details, when it assesses the Non-executive Director’s independence. Appointment of Directors The Board Nominations & Governance Committee considers and makes recommendations to the Board on candidates for appointment as Directors. Such recommendations pay particular attention to: — the mix of skills, experience, expertise, diversity, independence, and other qualities of existing Directors; and — how the candidate’s attributes will balance and complement those skills and qualities and address any potential skills gaps in relation to the current and future composition of the Board. The Board may appoint a Director, either to fill a casual vacancy or as an addition to the existing Directors, provided the total number of Directors does not exceed 15 Non-executive Directors and three Executive Directors. Except for the CEO, a Director appointed by the Board holds office only until the close of the next AGM but is eligible for election by shareholders at that meeting. Our Constitution states that at each AGM, one-third of eligible Directors, and any other Director who has held office for three or more years since their last election, must retire. In determining the number of Directors to retire by rotation, no account is to be taken of Directors holding casual vacancy positions or of the CEO. The Directors to retire by rotation are those who have been in office the longest. A retiring Director holds office until the conclusion of the meeting at which he or she retires but is eligible for re-election at that meeting. Prior to a Director’s appointment or consideration for election or re-election by shareholders, the Board conducts due diligence and considers the results of the Board performance evaluation conducted during the year. Where a Director is seeking election or re-election, Westpac provides shareholders with all material information relevant to a decision on whether or not to elect or re-elect a Director. New Directors receive an induction pack and letter of appointment setting out the expectations of the role, conditions of appointment including the expected term of appointment, and remuneration. This letter aligns to the ASXCGC Recommendations. All new Directors participate in an induction program to familiarise themselves with our business and strategy, culture and values and any current issues before the Board. The induction program includes substantial review of key documents and meetings with a range of representatives from the organisation, and includes meetings with the Chairman, the CEO, the Board Committee Chairs and each Group Executive. The Westpac Board Renewal Policy limits the tenure of office that any Non-executive Directors other than the Chairman may serve to nine years, from the date of first election by shareholders. The maximum tenure for the Chairman is 12 years (which includes any term served as a Director prior to being elected as Chairman), from the date of first election by shareholders. The Board, on an exceptional basis, may extend the maximum terms specified above by one year where it considers it would benefit the Group. 180 WESTPAC GROUP 2021 ANNUAL REPORT

Appointment of Directors (continued) The average Board tenure as at 30 September 2021 is set out below. The length of service of each Director is set out in Section 1 of the Directors’ report. Average Board tenure Conflicts of interest All Directors are required to disclose to the Board any actual, potential or apparent conflicts of interest upon appointment and are required to keep these disclosures up to date. Any Director with a material personal interest in a matter being considered by the Board must declare their interest and may not be present during any related boardroom discussions nor vote on the matter unless the Board resolves otherwise. Continuing education Directors undertake continuing education and training to develop and maintain the skills and knowledge needed to perform their role effectively, including by participating in workshops held throughout the year, attending relevant site visits, and undertaking relevant external education. These activities are planned each year and are included in the Board’s/Board Committees’ calendars. In addition, the Board and Board Committees consider whether additional education and professional development opportunities should be offered as part of the annual Board Effectiveness Review. Access to information All Directors have unrestricted access to company records and information required to perform their duties, and receive regular detailed financial and operational reports from senior management. Each Director also enters into an access and indemnity agreement, which among other things, provides for access to documents for up to seven years after their retirement as a Director. The Chairman and other Non-executive Directors regularly consult with the CEO, CFO and other senior executives, and may consult with, and request additional information from, any of our employees. Access to advice All Directors have access to advice from senior internal legal advisors including the Group General Counsel. The Board collectively, and all Directors individually, can also seek independent professional advice, at our expense, to help them carry out their responsibilities. While the Chairman’s prior approval is needed, it may not be unreasonably withheld. Remuneration framework Information about our remuneration framework, including policies and practices regarding the remuneration of Non-executive Directors, the CEO and other senior executives, is included in the Remuneration Report in the Directors’ report. The Remuneration Report also includes details of Westpac’s hedging policy, which prohibits participants in equity plans from entering into transactions that mitigate the risk associated with the equity award. 0-3 years 66% 3-6 years 17% 6-9 years 17% AVERAGE BOARD TENURE 2.8 years Board diversity A diverse group of skilled Directors make us a stronger organisation that makes better decisions. In relation to gender diversity, for 2021, the Board Nominations & Governance Committee has approved an objective of at least 40% women on the Westpac Board. For future reporting periods, this objective has been reformulated to be 40% women, 40% men and 20% any gender for the composition of the Westpac Board. Westpac is working towards meeting this objective, and our performance against it will vary at any given time depending on the timing of Board renewal and Board composition changes. The Board gender diversity as at 30 September 2021 is set out below. Number of female Directors on the Board (4 out of 12) FEMALE DIRECTORS 33% The percentage of female directors on the Board has increased following the retirement of Steven Harker in October 2021, and is likely to change further following the retirement of Craig Dunn as a Director at Westpac’s 2021 Annual General Meeting (AGM). Independence All of our Non-executive Directors satisfy our criteria for independence, which aligns with the guidance provided in the ASXCGC Recommendations and the criteria applied by the New York Stock Exchange (NYSE). The Board assesses the independence of our Non- executive Directors on appointment and annually. Each Non-executive Director provides an annual attestation of their interests and independence. Directors are considered to be independent if they are independent of management and free from any business or other relationship that could materially interfere with, or could reasonably be perceived to materially interfere with: — the exercise of their unfettered and independent judgement; and — their ability to act in the best interests of Westpac as a whole rather than the interests of another party. Materiality is assessed on a case-by-case basis by reference to each Non-executive Director’s individual circumstances rather than by applying general materiality thresholds. Each Non-executive Director is required to disclose any business or other relationship that he or she has directly, or as a partner, shareholder or officer of a company or other entity that has an interest or a business or other relationship with Westpac or a Group entity. The Board considers information about any such interests or relationships, including any related financial or other details, when it assesses the Non-executive Director’s independence. Appointment of Directors The Board Nominations & Governance Committee considers and makes recommendations to the Board on candidates for appointment as Directors. Such recommendations pay particular attention to: — the mix of skills, experience, expertise, diversity, independence, and other qualities of existing Directors; and — how the candidate’s attributes will balance and complement those skills and qualities and address any potential skills gaps in relation to the current and future composition of the Board. The Board may appoint a Director, either to fill a casual vacancy or as an addition to the existing Directors, provided the total number of Directors does not exceed 15 Non-executive Directors and three Executive Directors. Except for the CEO, a Director appointed by the Board holds office only until the close of the next AGM but is eligible for election by shareholders at that meeting. Our Constitution states that at each AGM, one-third of eligible Directors, and any other Director who has held office for three or more years since their last election, must retire. In determining the number of Directors to retire by rotation, no account is to be taken of Directors holding casual vacancy positions or of the CEO. The Directors to retire by rotation are those who have been in office the longest. A retiring Director holds office until the conclusion of the meeting at which he or she retires but is eligible for re-election at that meeting. Prior to a Director’s appointment or consideration for election or re-election by shareholders, the Board conducts due diligence and considers the results of the Board performance evaluation conducted during the year. Where a Director is seeking election or re-election, Westpac provides shareholders with all material information relevant to a decision on whether or not to elect or re-elect a Director. New Directors receive an induction pack and letter of appointment setting out the expectations of the role, conditions of appointment including the expected term of appointment, and remuneration. This letter aligns to the ASXCGC Recommendations. All new Directors participate in an induction program to familiarise themselves with our business and strategy, culture and values and any current issues before the Board. The induction program includes substantial review of key documents and meetings with a range of representatives from the organisation, and includes meetings with the Chairman, the CEO, the Board Committee Chairs and each Group Executive. The Westpac Board Renewal Policy limits the tenure of office that any Non-executive Directors other than the Chairman may serve to nine years, from the date of first election by shareholders. The maximum tenure for the Chairman is 12 years (which includes any term served as a Director prior to being elected as Chairman), from the date of first election by shareholders. The Board, on an exceptional basis, may extend the maximum terms specified above by one year where it considers it would benefit the Group. 181 WESTPAC GROUP 2021 ANNUAL REPORT

Performance reviews Board, Board Committees and Directors The Board undertakes ongoing self-assessment as well as commissioning an annual performance review by an independent consultant. The review process includes an assessment of the performance of the Board, the Board Committees and each Director, with outputs collected, analysed and presented to the Board. The Board will discuss the results and agree follow-up actions. Actions from the previous review related to matters regarding Board composition, process, priorities and continuing education. The Chairman also discusses the results with individual Directors and Board Committee Chairs. The full Board (excluding the Chairman) reviews the results of the performance review of the Chairman and results are then privately discussed by the Chairman of the Board Risk Committee with the Chairman. At the time of this Corporate Governance Statement, the 2021 financial year evaluation of the full Board is being finalised and will be completed prior to the end of the 2021 calendar year. Board assessment of management performance The Board, in conjunction with its Board Remuneration Committee, is responsible for: — selecting, appointing, and determining terms of appointment of, the CEO; — determining the CEO’s goals and objectives, and evaluating the CEO’s performance in light of these objectives; — approving the appointment of Group Executives, the General Manager Group Audit, and any other person the Board determines; and — approving individual remuneration levels, and adjustments to variable remuneration where appropriate (including forfeiture and clawback) for Group Executives and other senior executives, including in light of relevant matters brought to the attention of the Board Remuneration Committee from the CEO, Chief Risk Officer, Group Executive, Human Resources, General Manager Group Audit, Group General Counsel, and Chairs of the Board Risk Committee, Board Legal Regulatory & Compliance Committee and Board Audit Committee. All new senior executives receive an employment contract setting out the terms and conditions of their employment, together with an Accountability Statement for their respective role. Briefing sessions are scheduled to discuss our strategies and operations, and the respective roles and responsibilities of the Board and senior management. Under Westpac’s executive remuneration framework, the performance of senior executives is assessed annually. Management performance evaluations for the financial year ended 30 September 2021 were conducted following the end of the financial year. The process for reviewing the performance of senior executives, as well as a further discussion on Westpac’s executive remuneration framework, FY21 performance objectives and performance achieved is contained in the Remuneration Report in the Directors’ report. 182 WESTPAC GROUP 2021 ANNUAL REPORT

Role of the Board Committees The Board is assisted by its six standing Board Committees and the key roles, responsibilities, and membership of each of the Board Committees are outlined in their respective Charter and are summarised in the table below. The Board Committee Charters are available on our website at https://www.westpac.com.au/about-westpac/ westpac-group/corporate-governance/constitution-board/. All of the Board Committees are currently comprised of independent Non-executive Directors. Board Committee members are chosen for the skills and experience they can contribute to the respective Board Committees and their qualifications are set out in Section 1 of the Directors’ report. COMMITTEE KEY RESPONSIBILITIES COMPOSITION REQUIREMENTS MEMBERSHIP Board Nominations & Governance Committee (BNGC) To assist the Board, including by: — recommending candidates for appointment as Non-executive Directors to the Board and the Boards of significant subsidiaries (including Westpac New Zealand Limited and our insurance and superannuation subsidiaries); — reviewing the process for inducting and the continuing education of Directors; — considering succession planning for Non- executive Directors, the CEO, Group Executives, the General Manager, Group Audit, and other senior executives; — reviewing annually diversity generally within the Group, including approving measurable objectives for achieving diversity and the Group’s progress in achieving such objectives; and — reviewing and, where required, approving the Group’s corporate governance policies, including as they relate to tenure, independence and Board renewal/composition. Each Board Committee Chairman and the Board Chairman, all of whom must be independent. — John McFarlane (Chairman) — Peter Nash — Mike Hawker — Craig Dunn — Peter Marriott — Margaret Seale Board Remuneration Committee (BRemC) To assist the Board by reviewing and making recommendations in relation to: — the Group Remuneration Policy, as well as assessing its effectiveness; — individual remuneration levels of the Non- executive Directors, CEO, Group Executives and other senior executives; — remuneration structures for each category of persons covered by the Group Remuneration Policy; — the CEO’s goals and objectives and evaluating the CEO’s performance in light of these objectives; — short and long-term variable reward plans and outcomes and adjustments to variable remuneration for Group Executives and other senior executives; and — the approval of all equity-based plans. At least three Non- executive Directors. Majority of Committee members must be independent. An independent Non-executive Director must be the Committee Chairman. — Craig Dunn (Chairman) — Nora Scheinkestel — Margaret Seale Board Audit Committee (BAC) To assist the Board by overseeing the: — integrity of financial statements and financial reporting systems of Westpac and its related bodies corporate; — external audit engagement, including the external auditor’s appointment, removal and rotation of the lead audit engagement partner, and the external auditor’s qualifications, performance, independence and fees; — performance of the internal audit function; and — integrity of the Group’s corporate reporting including the Group‘s financial reporting. At least three Non- executive Directors. Majority of Committee members must be independent. An Independent Non-executive Director must be the Committee Chairman, who is not the Board Chairman. — Peter Nash (Chairman) — Chris Lynch — Peter Marriott Performance reviews Board, Board Committees and Directors The Board undertakes ongoing self-assessment as well as commissioning an annual performance review by an independent consultant. The review process includes an assessment of the performance of the Board, the Board Committees and each Director, with outputs collected, analysed and presented to the Board. The Board will discuss the results and agree follow-up actions. Actions from the previous review related to matters regarding Board composition, process, priorities and continuing education. The Chairman also discusses the results with individual Directors and Board Committee Chairs. The full Board (excluding the Chairman) reviews the results of the performance review of the Chairman and results are then privately discussed by the Chairman of the Board Risk Committee with the Chairman. At the time of this Corporate Governance Statement, the 2021 financial year evaluation of the full Board is being finalised and will be completed prior to the end of the 2021 calendar year. Board assessment of management performance The Board, in conjunction with its Board Remuneration Committee, is responsible for: — selecting, appointing, and determining terms of appointment of, the CEO; — determining the CEO’s goals and objectives, and evaluating the CEO’s performance in light of these objectives; — approving the appointment of Group Executives, the General Manager Group Audit, and any other person the Board determines; and — approving individual remuneration levels, and adjustments to variable remuneration where appropriate (including forfeiture and clawback) for Group Executives and other senior executives, including in light of relevant matters brought to the attention of the Board Remuneration Committee from the CEO, Chief Risk Officer, Group Executive, Human Resources, General Manager Group Audit, Group General Counsel, and Chairs of the Board Risk Committee, Board Legal Regulatory & Compliance Committee and Board Audit Committee. All new senior executives receive an employment contract setting out the terms and conditions of their employment, together with an Accountability Statement for their respective role. Briefing sessions are scheduled to discuss our strategies and operations, and the respective roles and responsibilities of the Board and senior management. Under Westpac’s executive remuneration framework, the performance of senior executives is assessed annually. Management performance evaluations for the financial year ended 30 September 2021 were conducted following the end of the financial year. The process for reviewing the performance of senior executives, as well as a further discussion on Westpac’s executive remuneration framework, FY21 performance objectives and performance achieved is contained in the Remuneration Report in the Directors’ report. 183 WESTPAC GROUP 2021 ANNUAL REPORT

184 **WESTPAC GROUP** 2021 ANNUAL REPORT

Role of the Board Committees (continued)

COMMITTEE	KEY RESPONSIBILITIES	COMPOSITION REQUIREMENTS	MEMBERSHIP
Board Risk Committee (BRiskC)	To assist the Board to: – consider and approve the Group's overall risk management framework for managing financial and non-financial risks; – oversee the risk culture across the Group; – review and approve other risk management frameworks and/or monitor performance under those frameworks (as appropriate); – approve the Group Risk Management Framework, the Group Risk Management Strategy, and the Board Risk Appetite Statement; and – make its annual declaration to APRA on risk management under APRA prudential standard CPS 220 Risk Management. The Committee is also responsible for: – reviewing and monitoring the risk profile and controls of the Group for consistency with the Board Risk Appetite Statement; – reviewing and approving the limits and conditions that apply to the delegated credit risk and market risk approval authorities; – reviewing, overseeing and as applicable approving stress testing, including the material scenarios adopted and monitor material stress testing results and management responses; and – reviewing reports on policies and safeguards for assuring information security, including systems to detect and respond to data breaches, cybersecurity incidents, and information security testing results.	At least three Non-executive Directors. Majority of Committee members must be independent. An Independent Non-executive Director must be the Committee Chairman, who is not the Board Chairman. The Chairman of the Board, Legal, Regulatory and Compliance Committee must be a member. At least one member of the Board Audit Committee and at least one member of the Board Remuneration Committee must be members.	– Peter Marriott (Chairman) – Craig Dunn – Chris Lynch – Peter Nash – Nora Scheinkestel – Margaret Seale – Audette Exel
Board Legal, Regulatory & Compliance Committee (BLRCC)	To assist the BRiskC as it oversees: – material legal and regulatory change relevant to the Group; and – the Group's management of certain non-financial risks, such as: • material litigation (including class actions) and regulatory investigations; • compliance; • conduct risk; • financial crime risk; • customer remediation activities and customer complaints; and • such other risk activities as are delegated to the BLRCC by the BRiskC.	At least three Non-executive Directors. Majority of Committee members must be independent. An Independent Non-executive Director must be the Committee Chairman, who is not the Board Chairman. The Chairman of the BRiskC must be a member.	– Margaret Seale (Chairman) – Nerida Caesar – Mike Hawker – Peter Marriott – Peter Nash
Board Technology Committee (BTC)	To assist the Board by overseeing: – the implementation of the Group's technology and data strategy; and – the delivery of major technology transformation programs.	At least three Directors, not more than one of whom shall be an Executive Director. Each Non-executive Director must be independent.	– Mike Hawker (Chairman) – Nerida Caesar – Peter Marriott – Audette Exel

The Board Committee composition changes which have occurred in FY21 are set out in Section 9 of the Directors' report.

From time to time, the Board may form other Committees or request Directors to undertake specific extra duties. In addition, the Board may participate (either directly or through representatives) in due diligence committees in relation to strategic decisions and capital and funding activities. Each Board Committee: — will refer to the Board or other Board Committee any matter that comes to their attention that is relevant for the Board or respective Board Committee; and — is entitled to the resources and information it requires and has direct access to our employees and advisers. Board Audit Committee financial knowledge All BAC members have appropriate financial experience, an understanding of the financial services industry and satisfy the independence requirements under the ASXCGC Recommendations, Securities Exchange Act of 1934 (US) (as amended) and its related rules, and the NYSE Listing Rules. The Board has determined that Mr Nash is an ‘audit committee financial expert’ and independent in accordance with US securities law. The designation of Mr Nash as an audit committee financial expert does not impose duties, obligations or liability on him that are greater than those imposed on him as a Board Audit Committee member, and does not affect the duties, obligations or liability of any other BAC member or Board member. Audit committee financial experts are not deemed as an ‘expert’ for any other purpose. Board and Board Committee meetings The number of meetings of the Board and Board Committees for the financial year ended 30 September 2021, and each Director’s attendance is reported in Section 9 of the Directors’ report. Scheduled meetings of the Board Committees occur at least quarterly, with the Board Risk Committee and Board Legal, Regulatory & Compliance Committee both meeting at least six times annually. All Board Committees are able to meet more frequently as necessary. Non-executive Directors regularly meet without management present, so they can discuss issues appropriate to such a forum. Senior executives and other selected employees are invited, where considered appropriate, to participate in Board and Board Committee meetings. They are also available to be contacted by Directors between meetings. All Directors can receive all Board Committee papers and can attend any Board Committee meeting, provided there is no conflict of interest. The CEO attends all Board Committee meetings, except where he has a material personal interest in a matter being considered. Meeting with Regulators The Directors also met with representatives from the Australian Securities and Investments Commission, Australian Prudential Regulation Authority, Australian Transaction Reports and Analysis Centre, Office of the Australian Information Commissioner and the Australian Financial Complaints Authority during the course of the year. Role of the Company Secretary Westpac’s Company Secretary attends Board and Board Committee meetings and is responsible for the operation of the Secretariat function, including advising the Board on governance and, in conjunction with management, giving practical effect to the Board’s decisions. The Company Secretary is accountable to the Board, through the Chairman, on all matters to do with the proper functioning of the Board. A profile for the Company Secretary can be found in the Directors’ report. COMMITTEE KEY RESPONSIBILITIES COMPOSITION REQUIREMENTS MEMBERSHIP Board Risk Committee (BRiskC) To assist the Board to: — consider and approve the Group’s overall risk management framework for managing financial and non-financial risks; — oversee the risk culture across the Group; — review and approve other risk management frameworks and/or monitor performance under those frameworks (as appropriate); — approve the Group Risk Management Framework, the Group Risk Management Strategy, and the Board Risk Appetite Statement; and — make its annual declaration to APRA on risk management under APRA prudential standard CPS 220 Risk Management. The Committee is also responsible for: — reviewing and monitoring the risk profile and controls of the Group for consistency with the Board Risk Appetite Statement; — reviewing and approving the limits and conditions that apply to the delegated credit risk and market risk approval authorities; — reviewing, overseeing and as applicable approving stress testing, including the material scenarios adopted and monitor material stress testing results and management responses; and — reviewing reports on policies and safeguards for assuring information security, including systems to detect and respond to data breaches, cybersecurity incidents, and information security testing results. At least three Non- executive Directors. Majority of Committee members must be independent. An Independent Non-executive Director must be the Committee Chairman, who is not the Board Chairman. The Chairman of the Board, Legal, Regulatory and Compliance Committee must be a member. At least one member of the Board Audit Committee and at least one member of the Board Remuneration Committee must be members. — Peter Marriott (Chairman) — Craig Dunn — Chris Lynch — Peter Nash — Nora Scheinkestel — Margaret Seale — Audette Exel Board Legal, Regulatory & Compliance Committee (BLRCC) To assist the BRiskC as it oversees: — material legal and regulatory change relevant to the Group; and — the Group’s management of certain non-financial risks, such as: • material litigation (including class actions) and regulatory investigations; • compliance; • conduct risk; • financial crime risk; • customer remediation activities and customer complaints; and • such other risk activities as are delegated to the BLRCC by the BRiskC. At least three Non- executive Directors. Majority of Committee members must be independent. An Independent Non-executive Director must be the Committee Chairman, who is not the Board Chairman. The Chairman of the BRiskC must be a member. — Margaret Seale (Chairman) — Nerida Caesar — Mike Hawker — Peter Marriott — Peter Nash Board Technology Committee (BTC) To assist the Board by overseeing: — the implementation of the Group’s technology and data strategy; and — the delivery of major technology transformation programs. At least three Directors, not more than one of whom shall be an Executive Director. Each Non-executive Director must be independent. — Mike Hawker (Chairman) — Nerida Caesar — Peter Marriott — Audette Exel The Board Committee composition changes which have occurred in FY21 are set out in Section 9 of the Directors’ report. Role of the Board Committees (continued) 185 WESTPAC GROUP 2021 ANNUAL REPORT

Diversity At Westpac we recognise when unique people work together they can deliver extraordinary results. We’re focused on building an inclusive workplace by fostering a diverse workforce which feels respected, connected, supported and valued. Our purpose is to help all Australians and New Zealanders succeed, and this is regardless of those things that are part of our identity like age, cultural background, disability, ethnicity, sex, gender identity, marital or family status, religious belief, sexual orientation or socio-economic background. Our Inclusion and Diversity Strategy and Policy sets out our commitments to making Westpac an inclusive place for our employees and customers. We are committed to attracting, recruiting, developing and retaining our people in a culture that embraces individual differences across our business practices. Our Inclusion and Diversity priorities for 2021-23 Our Executive team oversees the Group-wide Inclusion and Diversity Plan and reviews progress twice a year. Our 2021-23 Inclusion and Diversity plan has three priority areas: — gender aspiration of 50% in senior roles; — improved understanding of cultural diversity; and — build engaging career opportunities for our Indigenous workforce. Making Inclusion happen We expect all employees to work to foster a culture which values diversity and includes everybody. The Board Nominations & Governance Committee reviews annually diversity within the Westpac Group, including approving diversity and inclusion objectives and overseeing progress in achieving these objectives. The Board Nominations & Governance Committee approved the Group’s measurable objectives (which were in place for this reporting period) for achieving gender diversity in the composition of the Board, Senior Executives1, and workforce generally as follows: — at least 40% women on the Westpac Board; — at least 40% women in our Senior Executive population; — maintain 50% women in leadership positions2; and — maintain no less than 50% women in our workforce generally. Westpac has recently become a signatory to the 40:40 vision, and the Board Nominations & Governance Committee has approved, for future reporting periods, measurable objectives of 40% women, 40% men and 20% any gender for the composition of the Board, Executive Team and General Managers. The existing measurable objectives of 50% women in leadership and 50% women in the total workforce are unchanged. At 30 September 2021, the proportion of women employed by the Group was as follows: — Board of Directors: 33%; — Senior Executive population: 40%; — leadership roles: 50%; and — total Westpac workforce: 55%. We are committed to achieving gender pay equity, affirming that equal pay must be given for equal work. We undertake a remuneration gap analysis annually to identify issues and take steps to investigate and address any pay gaps. Our ten employee action groups help us strengthen an inclusive culture across a broad range of topics including – gender, LGBTIQ+, young and mature-age employees, cultural diversity in leadership, accessibility, Indigenous employees, veterans, skilled volunteering and supporting victims of domestic and family violence. Westpac offers a variety of leave options that support flexibility, such as parental leave (including support for those who experience pregnancy loss), carers leave, wellbeing and lifestyle leave, career breaks, purchased leave, uncapped domestic and family violence support leave, gender transition leave, Sorry Business leave, volunteer leave and emergency services leave. We are committed to ensuring that our workplaces are free from sexual harassment and that we treat each other with dignity, courtesy, and respect. This year we elevated our Sexual Harassment Policy to be a standalone policy that was aligned to the Respect@ Work Report, a national inquiry into sexual harassment in Australian workplaces. 1 For the purpose of our measurable objectives, ‘Senior Executives’ is defined as our Group Executives and General Managers. 2 Women in Leadership refers to the proportion of women (permanent and maximum term) in leadership roles across the Group. It includes the CEO, Group Executives, General Managers, senior leaders with significant influence on business outcomes (direct reports to General Managers and their direct reports), large (3+) team people leaders three levels below General Manager, and Bank Managers and Assistant Bank Managers. 186 WESTPAC GROUP 2021 ANNUAL REPORT

Ethical decision making Ethical and responsible decision making is critical to decision making at Westpac. Our purpose, values and behaviours, together with our Code of Conduct and related policies and frameworks, are focused on instilling and reinforcing an ethical and responsible decision-making culture across the Group. Purpose, values and behaviors Westpac’s purpose – ‘Helping Australians and New Zealanders succeed’ – and our values and behaviours set the direction for our culture by providing clarity about what is valued most and what our people need to do. Our purpose, values and behaviours were derived from four key cultural shifts that we identified as being essential to drive the right performance, risk and customer culture. Digitised, simplified, clear and quick – Empowered people, with courage to act and simplified systems and processes. Clarity on roles, clear accountability, empowered – A high performing team with everyone knowing their role in delivering on agreed outcomes, with true end-to-end accountability. Objective assessment of current status, able to constructively challenge – Honest about areas for improvement and the ability to constructively challenge, whilst feeling safe to raise issues early. Safe to speak up – owning the risks – A culture where mistakes are used as a learning opportunity to support growth and development. In working to fulfil our purpose, we are guided by our ‘HELPS’ values: Our values HELPFUL ETHICAL LEADING CHANGE PERFORMING SIMPLE Passionate about providing a great customer experience Trusted to do the right thing Determined to make it better and be better Accountable to get it done Inspired to keep it simple and easy Underpinning our values are 16 behaviours. We are currently focusing on the following six key behaviours: — I act, ‘If I say it, I do it’ — I always ask ‘Should We?’ as well as ‘Can We?’ — I constructively challenge when something doesn’t feel right — I am clear on my role and the decisions I can make — I am accountable for managing risk — I always ask, ‘Can this be simpler?’ Diversity At Westpac we recognise when unique people work together they can deliver extraordinary results. We’re focused on building an inclusive workplace by fostering a diverse workforce which feels respected, connected, supported and valued. Our purpose is to help all Australians and New Zealanders succeed, and this is regardless of those things that are part of our identity like age, cultural background, disability, ethnicity, sex, gender identity, marital or family status, religious belief, sexual orientation or socio-economic background. Our Inclusion and Diversity Strategy and Policy sets out our commitments to making Westpac an inclusive place for our employees and customers. We are committed to attracting, recruiting, developing and retaining our people in a culture that embraces individual differences across our business practices. Our Inclusion and Diversity priorities for 2021-23 Our Executive team oversees the Group-wide Inclusion and Diversity Plan and reviews progress twice a year. Our 2021-23 Inclusion and Diversity plan has three priority areas: — gender aspiration of 50% in senior roles; — improved understanding of cultural diversity; and — build engaging career opportunities for our Indigenous workforce. Making Inclusion happen We expect all employees to work to foster a culture which values diversity and includes everybody. The Board Nominations & Governance Committee reviews annually diversity within the Westpac Group, including approving diversity and inclusion objectives and overseeing progress in achieving these objectives. The Board Nominations & Governance Committee approved the Group’s measurable objectives (which were in place for this reporting period) for achieving gender diversity in the composition of the Board, Senior Executives1, and workforce generally as follows: — at least 40% women on the Westpac Board; — at least 40% women in our Senior Executive population; — maintain 50% women in leadership positions2; and — maintain no less than 50% women in our workforce generally. Westpac has recently become a signatory to the 40:40 vision, and the Board Nominations & Governance Committee has approved, for future reporting periods, measurable objectives of 40% women, 40% men and 20% any gender for the composition of the Board, Executive Team and General Managers. The existing measurable objectives of 50% women in leadership and 50% women in the total workforce are unchanged. At 30 September 2021, the proportion of women employed by the Group was as follows: — Board of Directors: 33%; — Senior Executive population: 40%; — leadership roles: 50%; and — total Westpac workforce: 55%. We are committed to achieving gender pay equity, affirming that equal pay must be given for equal work. We undertake a remuneration gap analysis annually to identify issues and take steps to investigate and address any pay gaps. Our ten employee action groups help us strengthen an inclusive culture across a broad range of topics including – gender, LGBTIQ+, young and mature-age employees, cultural diversity in leadership, accessibility, Indigenous employees, veterans, skilled volunteering and supporting victims of domestic and family violence. Westpac offers a variety of leave options that support flexibility, such as parental leave (including support for those who experience pregnancy loss), carers leave, wellbeing and lifestyle leave, career breaks, purchased leave, uncapped domestic and family violence support leave, gender transition leave, Sorry Business leave, volunteer leave and emergency services leave. We are committed to ensuring that our workplaces are free from sexual harassment and that we treat each other with dignity, courtesy, and respect. This year we elevated our Sexual Harassment Policy to be a standalone policy that was aligned to the Respect@ Work Report, a national inquiry into sexual harassment in Australian workplaces. 1 For the purpose of our measurable objectives, ‘Senior Executives’ is defined as our Group Executives and General Managers. 2 Women in Leadership refers to the proportion of women (permanent and maximum term) in leadership roles across the Group. It includes the CEO, Group Executives, General Managers, senior leaders with significant influence on business outcomes (direct reports to General Managers and their direct reports), large (3+) team people leaders three levels below General Manager, and Bank Managers and Assistant Bank Managers. 187 WESTPAC GROUP 2021 ANNUAL REPORT

Am I sure it helps us to fulﬁl our purpose, values and behaviours? Contact your People Leader for further advice and guidance. If this is not possible or has been unsuccessful, you should contact Risk or Compliance. If you still feel uncomfortable, see the ‘Speaking up and raising concerns’ page Am I sure it helps us achieve each of our Code of Conduct outcomes? Are we doing the right thing for our Would I feel comfortable if I had to tell my You are likely to be operating in line with our Code of Conduct and subject to any you can proceed STOP and discuss with your People Leader CAN WE? SHOULD WE? YES YES YES YES YES YES Am I sure it complies with Westpac Group policies, processes and guidance? Am I sure it complies with law IF YES TO BOTH, ASK YOURSELF THE FOLLOWING: IF YOU ANSWERED YES TO ALL QUESTIONS: NO/NOT SURE NO/NOT SURE Ethical decision making (continued) Westpac’s purpose, values and behaviours were launched in August 2020. Since then, significant initiatives have been undertaken (with some ongoing) to embed the new purpose, values and behaviours, including a comprehensive communications agenda, leader-led initiatives and alignment of systems, processes and policies, which impacts on our day-to-day activities. Code of Conduct The Group Code of Conduct (Code) establishes the expectations of our people to do what is right. The Code goes beyond an obligation to comply with laws and is a key aspect of improving conduct to seek to ensure fair outcomes for customers, communities and each other. The Code requires us to apply the ‘Should We?’ test (see Figure 2 below) when making decisions, and encourages our people to speak up when our standards are not being met. We take non-compliance with the Code very seriously. Material breaches of the Code are reported to the Board Legal, Regulatory & Compliance Committee. Supporting the Code are numerous frameworks and policies outlining our commitment to sustainable business practices and behaviours. These include external codes, operating principles, policies, and position statements addressing sustainability themes such as human rights, climate change and other environmental and social impacts. The Code is available on our website at: https://www. westpac.com.au/about-westpac/westpac-group/ corporate-governance/principles-policies/. Figure 2 – The ‘Should We?’ test 188 WESTPAC GROUP 2021 ANNUAL REPORT

Key policies We have a number of key policies to manage our regulatory compliance and human resource requirements. We also subscribe to a range of external industry codes, such as the Banking Code of Practice and the ePayments Code. Code of Ethics for Senior Finance Officers The Code of Accounting Practice and Financial Reporting (COAPFR) complements our own Code. It is designed to assist our CEO, CFO and other principal financial officers to apply the highest ethical standards to their duties and responsibilities with respect to accounting and financial reporting. The COAPFR requires those officers to: — act honestly and ethically, particularly with respect to conflicts of interest; — provide full, fair, accurate and timely disclosure in reporting and other communications; — comply with applicable laws, rules and regulations; — promptly report violations of the COAPFR; and — be accountable for adherence to the COAPFR. The COAPFR is available on our website at https:// www.westpac.com.au/about-westpac/westpac-group/ corporate-governance/principles-policies/. Delegated authority The Delegated Authority Policy Framework outlines the principles Westpac has adopted to govern decision making within the Westpac Group, including channels of escalation and reporting to the Board. The scope of, and limitations to, authority delegated by the Board to the CEO and through the CEO to other Group Executives, is articulated in formal delegation instruments and covers areas such as expenditure, funding and securitisation, and lending. These delegations have been implemented with a view to balancing effective oversight with appropriate empowerment and accountability of management. Any matters or transactions outside the delegations of authority given to management are required to be referred to the Board or relevant Board Committee for approval. Securities trading Westpac’s Group Securities Trading Policy prohibits Directors, employees, secondees and contractors from dealing in any securities and other financial products if they possess inside information. They are also prohibited from passing on inside information to others who may use that information to trade in securities. In addition, Directors and any employees, secondees or contractors (and their ‘associates’) who, because of their seniority or the nature of their position, may have access to material non-public information about Westpac (known as Prescribed Employees) are subject to further restrictions, including prohibitions on trading prior to and immediately following annual and half year results announcements. The Westpac Group Securities Trading Policy is available in the Corporate Governance section of our website at: https://www.westpac.com.au/about- westpac/westpac-group/corporate-governance/ principles-policies/ Concern reporting and whistleblower protection The Westpac Group Speaking Up Policy encourages our employees, contractors, secondees, former employees, brokers, service providers and suppliers to raise any concerns about our activities or behaviours that may be unlawful or unethical. Our senior management are committed to supporting anyone reporting wrongdoing, and protecting their dignity, wellbeing, career and reputation. Westpac does not tolerate retaliation or adverse conduct related to a Speaking Up report. A person can raise a concern using our whistleblowing channels, including our reporting system ‘Concern Online’ and our Whistleblower Hotline. Both channels enable anonymous reporting. Westpac’s Whistleblower Protection Officers are responsible for protecting whistleblowers against personal disadvantage as a result of making a report. They also engage with whistleblowers to address risks of reprisal. Whistleblowers may also raise a concern directly with a Whistleblower Protection Officer. The Speaking Up Policy requires that we investigate concerns in a confidential, fair and objective manner. If the investigation shows that wrongdoing occurred, we are committed to taking action, such as changing our processes and imposing consequences on those involved in wrongdoing. Outcomes may also involve reporting the matter to relevant authorities and regulators. The Board Audit Committee, in conjunction with the Board Legal, Regulatory & Compliance Committee oversees Westpac’s Whistleblower Program and receives quarterly reporting on whistleblowing (which includes key metrics and measures that provide insights into the performance of the Whistleblower Program). Material whistleblower matters reported under the Westpac Group Speaking Up Policy are reported to the Board Legal, Regulatory & Compliance Committee. Westpac’s Speaking Up Policy is available on our website at https://www.westpac.com.au/content/dam/ public/wbc/documents/pdf/aw/WBC-speaking-up- policy.pdf. Am I sure it helps us to fulﬁl our purpose, values and behaviours? Contact your People Leader for further advice and guidance. If this is not possible or has been unsuccessful, you should contact Risk or Compliance. If you still feel uncomfortable, see the ‘Speaking up and raising concerns’ page Am I sure it helps us achieve each of our Code of Conduct outcomes? Are we doing the right thing for our Would I feel comfortable if I had to tell my You are likely to be operating in line with our Code of Conduct and subject to any you can proceed STOP and discuss with your People Leader CAN WE? SHOULD WE? YES YES YES YES YES YES Am I sure it complies with Westpac Group policies, processes and guidance? Am I sure it complies with law IF YES TO BOTH, ASK YOURSELF THE FOLLOWING: IF YOU ANSWERED YES TO ALL QUESTIONS: NO/NOT SURE NO/NOT SURE Ethical decision making (continued) Westpac’s purpose, values and behaviours were launched in August 2020. Since then, significant initiatives have been undertaken (with some ongoing) to embed the new purpose, values and behaviours, including a comprehensive communications agenda, leader-led initiatives and alignment of systems, processes and policies, which impacts on our day-to-day activities. Code of Conduct The Group Code of Conduct (Code) establishes the expectations of our people to do what is right. The Code goes beyond an obligation to comply with laws and is a key aspect of improving conduct to seek to ensure fair outcomes for customers, communities and each other. The Code requires us to apply the ‘Should We?’ test (see Figure 2 below) when making decisions, and encourages our people to speak up when our standards are not being met. We take non-compliance with the Code very seriously. Material breaches of the Code are reported to the Board Legal, Regulatory & Compliance Committee. Supporting the Code are numerous frameworks and policies outlining our commitment to sustainable business practices and behaviours. These include external codes, operating principles, policies, and position statements addressing sustainability themes such as human rights, climate change and other environmental and social impacts. The Code is available on our website at: https://www. westpac.com.au/about-westpac/westpac-group/ corporate-governance/principles-policies/. Figure 2 – The ‘Should We?’ test 189 WESTPAC GROUP 2021 ANNUAL REPORT

Key policies (continued) Anti-Bribery and Corruption The Westpac Group has an Anti-Bribery and Corruption (ABC) Policy, an ABC Standard, and bribery prevention procedures and systems. Together, they comprise the Westpac ABC Framework. Material breaches of the ABC Policy are reported to the Board Legal, Regulatory & Compliance Committee. The ABC Policy is available on our website at https://www.westpac.com.au/about-westpac/ westpac-group/corporate-governance/anti-bribery- corruption-policy-procedures/. Westpac has no tolerance for any form of bribery or corruption. This includes a ban on facilitation payments and offering or soliciting secret commissions. Westpac is committed to preventing, detecting and deterring bribery and corruption by managing its bribery and corruption risk and complying with relevant ABC legislation in all jurisdictions in which it operates. This includes compliance with the Australian Criminal Code Act 1995 (Cth), the Bribery Act 2010 (UK) and the Foreign Corrupt Practices Act 1977 (US). Under the ABC Policy, Westpac expects that its officers, Directors, employees, agents, contractors, service providers and subsidiaries and third parties acting for or on behalf of Westpac will comply with all applicable ABC laws and will not offer, provide, authorise, request or receive a bribe or anything which may be viewed as a bribe. Westpac is required to design a system of internal controls, maintain accurate books and records and keep accurate records under the Foreign Corrupt Practices Act 1977 (US). Westpac must also put in place adequate procedures as a defence to bribery under legislation including the Bribery Act 2010 (UK). Adequate procedures must be proportionate to the bribery and corruption risks that Westpac may reasonably face. Fit and Proper Person assessments Westpac’s Board approved Group Fit and Proper Policy (F&P Policy) outlines how we assess the fitness and propriety of our Directors, Accountable Persons under BEAR, and other individuals in key positions of responsibility. The F&P Policy supports Westpac in complying with APRA Prudential Standards CPS 520 and SPS 520, the Banking Act (including BEAR), relevant ASIC licensing requirements (Australian Financial Services Licence and Australian Credit Licence) and equivalent offshore regulations. The Chairman of the Board (and in the case of the Chairman, the Board as a collective) is responsible for assessing the fitness and propriety of our CEO and Non-executive Directors. A Fit and Proper Committee is responsible under delegated authority from the Board for undertaking a fit and proper assessment of all other individuals in key positions of responsibility. In all cases, a fit and proper assessment will be undertaken prior to their initial appointment and be re-assessed annually. This involves the relevant individual providing a declaration and background checks being undertaken as appropriate. Conflicts of interest Westpac’s conflicts of interest framework is designed to identify and manage conflicts of interest. The conflicts of interest framework includes the Group Conflicts of Interest Policy, along with supporting policies, standards and procedures. Under our conflicts of interest framework, any person who acts on behalf of the Westpac Group must: — promptly identify, declare, assess, manage and record conflicts of interest appropriately; — discharge their duties concerning conflicts of interest with integrity, fairness, honesty and due skill, care and diligence; — avoid a conflict of interest where it cannot be effectively managed; and — not solicit, accept or offer money, gifts, favours or entertainment that might influence, or might be seen to influence, their professional judgement. Modern Slavery Westpac is required to report under both the Modern Slavery Act 2015 (UK) and the Modern Slavery Act 2018 (Cth). The Group publishes a joint statement on behalf of its controlled reporting entities. The statement is required to describe the actions we are taking to address the risk of modern slavery in our operations and supply chains. The Westpac Group’s 2020 Modern Slavery Statement was published in March 2021. Customer Advocate Westpac’s Customer Advocate recommends changes to bank policies, procedures and processes, arising from the complaints made by customers, and in particular focuses on how we can best support our vulnerable customers. In addition, the Customer Advocate advises and guides our complaints team regarding some complaints raised by customers in relation to personal banking, small business and wealth and insurance matters. 190 WESTPAC GROUP 2021 ANNUAL REPORT

Sustainability We view sustainable and responsible business practices as important for our business, our customers, our community and shareholder value. Sustainability is about managing risks and opportunities in a way that seeks to balance the long-term needs of all our stakeholders – our customers, employees, suppliers, investors and community partners – as well as the wider community and the environment at large. We aim to address the matters that we believe are the most material for our business and stakeholders, now and in the future. We also understand that this is an evolving area so we seek to progressively embed the management of sustainability matters into business practice, while also anticipating and shaping emerging social and environmental issues where we believe we have the skills and experience to make a meaningful difference and drive business value. Reporting We report on the most material sustainability matters (including environmental and social risks) to Westpac and our stakeholders. Details of how we manage the associated risks and opportunities and our performance against our sustainability strategy are contained in our half and full year reporting suite, available on our website. Our sustainability reporting is subject to independent limited assurance, performed in accordance with the Australian Standard on Assurance Engagements 3000 Assurance Engagements Other Than Audits or Reviews of Historical Financial Information (Revised) (‘ASAE 3000’). The assurance provider also assesses whether our sustainability reporting is prepared in accordance with the GRI (Global Reporting Initiative) Standards. Material exposure to sustainability risks Westpac is exposed to environmental and social risks such as climate change risk. Westpac seeks to manage its material exposures to these risks in accordance with its risk management strategy and frameworks. Further details about these risks and other risks Westpac faces, and how Westpac seeks to manage them, are referred to in Sections 1 and 2. Risk Management Our Risk Management Framework describes our approach for managing the material risks we face, and comprises nine components underpinned by a strong risk culture and Three Lines of Defence model, as set out in the diagram on the following page. Effective risk management requires all the elements of the framework to operate independently and as part of a holistic approach. At the centre of the framework is the need for a strong risk culture, that binds the elements, and for all parts of the Group to be clear on their responsibilities for identifying and managing risks through the Three Lines of Defence model. Westpac is currently focused on implementing its integrated CORE program, which is designed to deliver a sustained uplift in outcomes for customers and how we manage risk. Key elements of the CORE program involve embedding our Risk Management Framework and strengthening our risk culture. The Group Risk Management Framework, Group Risk Management Strategy and Board Risk Appetite Statement are reviewed annually by the Board Risk Committee. The review of the Risk Management Framework includes consideration of whether the framework continues to be sound and that Westpac is operating with due regard to risk appetite. The Group Risk Management Framework, Group Risk Management Strategy and Board Risk Appetite Statement were approved by the Board, on the recommendation of the Board Risk Committee, during the financial year ended 30 September 2021. The CEO and Executive Team are responsible for implementing our Risk Management Framework and Risk Management Strategy, and for developing frameworks, policies, controls, processes and procedures for identifying and managing risk in Westpac’s activities. To support our management of risk, Westpac has an Executive Risk Committee (RISKCO) that assists in the management and oversight of material risks across the Westpac Group within the context of the risk appetite approved by the Board. RISKCO also oversees the effectiveness of the Risk Management Framework and execution of the Risk Management Strategy. RISKCO is supported by a number of management risk committees (refer to the table on the following page). RISKCO and these committees provide an important channel for senior management to communicate and report on risk matters. 191 WESTPAC GROUP 2021 ANNUAL REPORT

Risk Management (continued) Risk Management Framework Westpac Group Executive Risk Committee (RISKCO) KEY MANAGEMENT RISK COMMITTEES Credit Risk Committee Market Risk Committee Operational Risk and Compliance Committee Financial Crime Risk and Compliance Committee Prudential Reporting and Compliance Committee Divisional Risk Committees OTHER RELEVANT COMMITTEES Asset and Liability Committee 192 WESTPAC GROUP 2021 ANNUAL REPORT

Risk Culture Westpac considers that a strong risk culture is essential for the Group’s Risk Management Framework to operate effectively. Building and maintaining a strong risk culture is a continuing focus of the Board and will help us create a simpler, stronger bank. A key element of the CORE program submitted to APRA under the Court enforceable undertaking involves strengthening Westpac’s risk culture, which APRA identified as being immature and reactive. To assist in addressing these shortcomings, and deliver the outcomes required under the integrated plan, the CORE program includes a workstream that supports the active management and oversight of risk culture. As part of this work to improve risk culture, and track progress towards our goal of a risk culture that proactively identifies, manages and mitigates risks, learns from risk events and continuously anticipates new risks and opportunities, we have developed: — tools and processes to help us better measure, monitor and manage our risk culture; and — a Group-wide learning program which provides an opportunity for employees to spend time on the specifics of risk management. Three Lines of Defence We have adopted and continue to embed a Three Lines of Defence model to aid in managing risk, within which all employees play an active role. Westpac is continuing to upgrade its end-to-end risk management capabilities as part of an ongoing program of work that spans both financial and non- financial risk. A key component of the CORE program is embedding the Three Lines of Defence model to establish clearer risk management accountabilities. For further information about the CORE program, refer to the Strategic Review. The 1st Line of Defence – Business and Support: manages the risk they originate The 1st Line proactively identifies, evaluates, owns and manages the risks in their business. It also seeks to ensure that business activities are within approved risk appetite and policies. In managing the risks they originate, the 1st Line is required to establish and maintain appropriate structures, controls, resources and self-assessment processes, including issue identification recording and escalation procedures. This accountability cannot be abrogated. The 1st Line is accountable for ‘self- certification’. The 2nd Line of Defence – provides oversight, insight and control of 1st Line activities The 2nd Line sets frameworks, controls (including policies and limits) and standards for use across the Group. The 2nd Line can require remediation or cessation of activity where these are not adhered to. The approach of the 2nd Line is designed to be risk- based and proportionate to 1st Line activities. The 2nd Line’s role is to review and challenge 1st Line activities and decisions that may materially affect Westpac’s risk position, and independently evaluates the effectiveness of the 1st Line’s controls, monitoring, compliance, and progress towards mitigating risks. In addition, the 2nd Line’s role is to provide insight to the 1st Line, assisting in developing, maintaining and enhancing the business’ approach to risk management. The 2nd Line considers and reports the aggregated risk profile of the Group to facilitate end-to-end oversight of risk. The 3rd Line of Defence – Provides Independent audit Group Audit is Westpac’s internal 3rd Line assurance function that provides the Board and Senior Executive with independent and objective evaluation of the adequacy and effectiveness of the Group’s governance, risk management and internal controls. 193 WESTPAC GROUP 2021 ANNUAL REPORT

Financial reporting and audit Approach to financial reporting Our approach to financial reporting reflects three core principles: — that our financial reports present a true and fair view of our financial position and performance; — that our accounting methods comply with applicable accounting standards and policies; and — that our external auditor is independent and serves security holders’ interests. The Board, through the Board Audit Committee, has regard to Australian and international developments relevant to these principles when reviewing our practices. The Board delegates oversight responsibility for the integrity of financial statements and financial reporting systems to the Board Audit Committee. The Board Risk Committee provides relevant periodic assurances and reports (as appropriate, and as supported by the Board Legal, Regulatory and Compliance Committee) to the Board Audit Committee. Similarly, the Board delegates oversight responsibility for the preparation of remuneration reports and disclosures to the Board Remuneration Committee, which recommends remuneration reports and related disclosures, and provides relevant assurances, through the Board Audit Committee to the Board for approval. CEO and CFO assurance The Board receives regular reports from management about our financial condition and operational results, as well as that of our controlled entities. Before the Board approves the half year and full year financial statements, the CEO and the CFO declare to the Board that in all material respects: — Westpac’s financial records: • correctly record and explain its transactions, and financial position and performance; • enable true and fair financial statements to be prepared and audited; and • are retained for seven years after the transactions covered by the records are completed; — the financial statements and notes comply with applicable accounting standards; — the financial statements and notes give a true and fair view of Westpac’s and its consolidated entities’ financial position and of their performance; — any other matters that are prescribed by the Corporations Act 2001 (Cth) and regulations as they relate to the financial statements and notes are satisfied; and — the declarations above have been formed on the basis of a sound system of risk management and internal control, and that the system is operating effectively in all material respects in relation to financial reporting risks. The CEO and CFO have provided such statements for the financial year ended 30 September 2021. External auditor Our external auditor is PricewaterhouseCoopers (PwC), appointed by shareholders at the 2002 AGM. Prior to 2002, individuals who were partners of PwC or its antecedent Firms were our external auditors from 1968. Our PwC lead audit partner is Lona Mathis and the quality review partner is Ewan Barron. Ms Mathis and Mr Barron assumed responsibility for these roles in June 2017 and December 2019, respectively. The external auditor receives all Board Audit Committee, Board Risk Committee, Board Legal, Regulatory & Compliance Committee and Board Technology Committee papers, attends all meetings of these committees and is available to Committee members at any time. The external auditor also attends the AGM to answer questions from shareholders regarding the conduct of its audit, the audit report and financial statements and its independence. PwC is required to confirm its independence and compliance with specified independence standards at our half and full financial year, however in practice it confirms its independence on a quarterly basis. We strictly govern our relationship with the external auditor, including restrictions on employment, business relationships, financial interests and use of our financial products by the external auditor. Periodically, the Board Audit Committee consults with the external auditor without the presence of management about internal controls over financial information, reporting and disclosure and the fullness and accuracy of the Group’s financial statements. The Board Audit Committee also meets with the General Manager, Group Audit without other members of management being present. Engagement of the external auditor To avoid possible independence or conflict issues, our ‘Pre-approval of engagement of PwC for audit and non-audit services’ policy (NAS Policy) prohibits the external auditor from carrying out certain types of non-audit services for Westpac. The NAS policy also limits the extent to which PwC can perform other non- audit services. Use of PwC for any non-audit services must be assessed and approved in accordance with the pre-approval process set out in the NAS Policy. 194 WESTPAC GROUP 2021 ANNUAL REPORT

Group Audit (internal audit) Group Audit is Westpac’s internal 3rd line assurance function that provides the Board and Senior Executives with independent and objective evaluation of the adequacy and effectiveness of the Group’s governance, risk management and internal controls. Group Audit is governed by a charter approved by the Board Audit Committee that sets out the purpose, role, scope and high-level standards for the function. The General Manager, Group Audit has a direct reporting line to the Chairman of the Board Audit Committee and an administrative line to the CFO. Group Audit also has the right to unrestricted and private access to the CEO. Group Audit’s responsibilities include regularly reporting to the relevant Board Committees. Board Audit Committee dialogue with management, external audit and Group audit The Board Audit Committee maintains an ongoing dialogue with management, the external auditor and Group Audit, including regarding those matters that are likely to be designated as Key Audit Matters in the external auditor’s report. Key Audit Matters are those matters which, in the opinion of the external auditor, are of the most significance in their audit of the financial report. As part of its oversight responsibilities, the Board Audit Committee also conducts discussions with a wide range of internal and external stakeholders including: — the external auditor, about our major financial reporting risk exposures and the steps management has taken to monitor and control such exposures; — Group Audit and the external auditor concerning their reports regarding significant findings in the conduct of their audits, and oversee that any issues identified are rectified by management in an appropriate and timely way or reported to the Board Risk Committee or Board Legal, Regulatory & Compliance Committee as appropriate (with those committees overseeing management’s response to rectifying those issues); — management and the external auditor concerning the half year and full year financial statements; — management and the external auditor regarding any correspondence with regulators or government agencies, and any published reports which raise material issues or could impact on matters regarding the Westpac Group’s financial statements or accounting policies; and — the Group General Counsel regarding any legal matters that may have a material impact on, or require disclosure in, the financial statements. Market disclosure and shareholder communication Verification of periodic corporate reports For periodic corporate reports released to the market which are not required to be audited or reviewed by our external auditor, Westpac has an internal verification and approval process to support the integrity of the information that is being disclosed. The specific process for each periodic corporate report will vary depending on the particular release but may generally involve the individuals with responsibility for the information confirming to the best of their knowledge and belief that the information is considered to be accurate and not misleading; the review of the report or document by relevant internal subject matter experts (and as appropriate, our external advisers); and the review by and confirmation from the individual responsible for the corporate report that it is appropriate for release. Periodic corporate reports released to the market may also, depending upon the report, be required to be approved by the Disclosure Committee or the Board under Westpac’s Market Disclosure Policy. Further details regarding Westpac’s Market Disclosure Policy are set out in the paragraph below. Market disclosure We seek to provide all investors with equal, timely, accurate, balanced and meaningful information. Consistent with these standards, the Group maintains a Board-approved Market Disclosure Policy, which governs how we communicate with our shareholders and the investment community. The Market Disclosure Policy is available on our website at https://www. westpac.com.au/about-westpac/westpac-group/ corporate-governance/principles-policies/. The policy provides a framework for how we manage our disclosure obligations and satisfy the disclosure requirements of the ASX, NZX, and other relevant offshore securities exchanges, as well as relevant securities and corporations legislation. Under our policy, and in accordance with our obligations, information that a reasonable person would expect to have a material effect on the price or value of our securities must first be disclosed via the ASX unless an exception applies under regulatory requirements. Financial reporting and audit Approach to financial reporting Our approach to financial reporting reflects three core principles: — that our financial reports present a true and fair view of our financial position and performance; — that our accounting methods comply with applicable accounting standards and policies; and — that our external auditor is independent and serves security holders’ interests. The Board, through the Board Audit Committee, has regard to Australian and international developments relevant to these principles when reviewing our practices. The Board delegates oversight responsibility for the integrity of financial statements and financial reporting systems to the Board Audit Committee. The Board Risk Committee provides relevant periodic assurances and reports (as appropriate, and as supported by the Board Legal, Regulatory and Compliance Committee) to the Board Audit Committee. Similarly, the Board delegates oversight responsibility for the preparation of remuneration reports and disclosures to the Board Remuneration Committee, which recommends remuneration reports and related disclosures, and provides relevant assurances, through the Board Audit Committee to the Board for approval. CEO and CFO assurance The Board receives regular reports from management about our financial condition and operational results, as well as that of our controlled entities. Before the Board approves the half year and full year financial statements, the CEO and the CFO declare to the Board that in all material respects: — Westpac’s financial records: • correctly record and explain its transactions, and financial position and performance; • enable true and fair financial statements to be prepared and audited; and • are retained for seven years after the transactions covered by the records are completed; — the financial statements and notes comply with applicable accounting standards; — the financial statements and notes give a true and fair view of Westpac’s and its consolidated entities’ financial position and of their performance; — any other matters that are prescribed by the Corporations Act 2001 (Cth) and regulations as they relate to the financial statements and notes are satisfied; and — the declarations above have been formed on the basis of a sound system of risk management and internal control, and that the system is operating effectively in all material respects in relation to financial reporting risks. The CEO and CFO have provided such statements for the financial year ended 30 September 2021. External auditor Our external auditor is PricewaterhouseCoopers (PwC), appointed by shareholders at the 2002 AGM. Prior to 2002, individuals who were partners of PwC or its antecedent Firms were our external auditors from 1968. Our PwC lead audit partner is Lona Mathis and the quality review partner is Ewan Barron. Ms Mathis and Mr Barron assumed responsibility for these roles in June 2017 and December 2019, respectively. The external auditor receives all Board Audit Committee, Board Risk Committee, Board Legal, Regulatory & Compliance Committee and Board Technology Committee papers, attends all meetings of these committees and is available to Committee members at any time. The external auditor also attends the AGM to answer questions from shareholders regarding the conduct of its audit, the audit report and financial statements and its independence. PwC is required to confirm its independence and compliance with specified independence standards at our half and full financial year, however in practice it confirms its independence on a quarterly basis. We strictly govern our relationship with the external auditor, including restrictions on employment, business relationships, financial interests and use of our financial products by the external auditor. Periodically, the Board Audit Committee consults with the external auditor without the presence of management about internal controls over financial information, reporting and disclosure and the fullness and accuracy of the Group’s financial statements. The Board Audit Committee also meets with the General Manager, Group Audit without other members of management being present. Engagement of the external auditor To avoid possible independence or conflict issues, our ‘Pre-approval of engagement of PwC for audit and non-audit services’ policy (NAS Policy) prohibits the external auditor from carrying out certain types of non-audit services for Westpac. The NAS policy also limits the extent to which PwC can perform other non- audit services. Use of PwC for any non-audit services must be assessed and approved in accordance with the pre-approval process set out in the NAS Policy. 195 WESTPAC GROUP 2021 ANNUAL REPORT

Market disclosure (continued) Our Disclosure Committee is responsible for (among other things) determining whether matters within management’s authority should be disclosed publicly under the policy, and for assisting employees in understanding what information may require disclosure to the market on the basis that it is market sensitive. Certain disclosure decisions (for example, relating to matters of fundamental importance to the Group including announcements concerning financial results or material equity raisings, transactions or changes in strategic direction) are the responsibility of the Board. The Disclosure Committee is comprised of the Disclosure Officer (who is the CFO), the Group General Counsel and any one of the following: the CEO, the Chief Risk Officer, the Group Executive, Customer and Corporate Relations and the Head of Investor Relations. The Disclosure Officer is ultimately responsible for all disclosure related communication with relevant securities exchanges. The Company Secretary or their delegate is authorised to give any documents to the ASX once they have been approved pursuant to the Market Disclosure Policy or by the Board. A copy of announcements on material issues will also be provided to the Board promptly after release to the ASX, unless previously provided. Before Westpac gives a new and substantive investor or analyst presentation, we will release a copy of that presentation to the market. Once relevant information is disclosed to the market and available to investors, it may also be published on our website. This includes investor discussion packs, and presentations on, and explanations about, our financial results. Our website also contains Annual Reports, results announcements, speeches and support material given at investor conferences or presentations, notices of meetings and key media releases. Shareholder communication and participation We are committed to keeping shareholders fully informed about Westpac – from our strategy, operations and performance, to our governance and sustainability approach. As part of our investor relations program – and consistent with our Market Disclosure Policy – we carry out a range of activities to facilitate two-way communication with shareholders, including: — providing relevant company information online via our Investor Centre on our website; — giving shareholders the option to receive information and communications electronically or via hardcopy; — responding to shareholder queries directly via phone, email and mail; and — enabling shareholders to view major market briefings and maintaining that information in our Investor Centre. Our financial calendar in our Investor Centre lists all major market briefings and shareholder meetings. Announcements on these events may also be made on the ASX. Westpac seeks to facilitate shareholder participation at general meetings. We aim to choose a time and venue for meetings that is convenient to shareholders, and we typically move our AGM across capital cities. We also include explanatory notes in the notice of meeting which is sent to shareholders. For shareholders physically unable to attend a general meeting, the meeting is made available via webcast and is archived for later viewing in our Investor Centre. Ahead of a meeting, Westpac typically engages with shareholders and shareholder groups to gather feedback and questions, and then seeks to respond to their needs and queries in our reporting and/or at our meeting. Given the ongoing restrictions and uncertainty of COVID-19, we will hold a ‘virtual’ AGM again this year. At our 2021 AGM, shareholders (and their proxies, corporate representatives, and attorneys) will be able to ask questions and make comments via the AGM Online Platform or via the teleconference. The AGM Online Platform will also enable shareholders to vote on the resolutions. In addition, shareholders can lodge a direct vote before the AGM. Consistent with our practice for voting at meetings of shareholders, and in accordance with the current legislative requirements for holding a virtual AGM, voting on all resolutions will be conducted by a poll. 196 WESTPAC GROUP 2021 ANNUAL REPORT

NZX and NYSE listing rules – additional information New Zealand In addition to Westpac’s principal listing on the ASX, Westpac’s ordinary shares are also quoted on the NZX, which is the main board equity security market operated by NZX Limited. As a foreign exempt issuer in New Zealand, we are deemed to satisfy and comply with the NZX Listing Rules, provided that we remain listed on the ASX and comply with the ASX Listing Rules. The ASX, through the ASXCGC Recommendations and the NZX, through the NZX Corporate Governance Code, has adopted similar ‘comply or explain’ approaches to corporate governance. The ASXCGC Recommendations may, however, materially differ from the corporate governance rules and the principles of NZX’s Corporate Governance Code. United States Westpac has American Depositary Shares (ADS) representing its ordinary shares quoted on the NYSE, trading under the symbol ‘WBK’. The Board has decided to discontinue the ADS listing on NYSE and Westpac’s ADS program is expected to be terminated during the first half of 2022. Under the NYSE Listing Rules, foreign private issuers (like Westpac) are permitted to follow home country practice in respect of corporate governance in lieu of the NYSE Listing Rules. However, we are still required to comply with certain audit committee and additional notification requirements. We comply in all material respects with all NYSE Listing Rules applicable to us. Under the NYSE Listing Rules, foreign private issuers are required to disclose any significant ways in which their corporate governance practices differ from those followed by domestic US companies. We have compared our corporate governance practices to the corporate governance requirements of the NYSE Listing Rules and note the significant differences below. The NYSE Listing Rules require that, subject to limited exceptions, shareholders be given the opportunity to vote on equity compensation plans and material revisions to those plans. In Australia, except in certain circumstances, there are no laws or ASX Listing Rules that require shareholder approval of equity-based incentive plans or individual grants under those plans (other than for Directors, including the Managing Director and CEO). Westpac’s employee equity plans have been disclosed in the Remuneration Report in the Directors’ report, which is subject to a non-binding shareholder vote at the AGM and grants to our CEO are approved by shareholders. The details of grants under our equity- based incentive plans have been disclosed in Note 32 of our financial statements for the year ended 30 September 2021. The NYSE Listing Rules set out specific requirements for determining whether a director will be regarded as independent. While these requirements are broadly consistent with Westpac’s criteria for independence, under Australian independence requirements, the Board is able to apply discretion in its determination of a director’s independence that differs from the NYSE Listing Rules. The NYSE Listing Rules also provide that the Board Nominations & Governance Committee’s responsibilities should include selecting, or recommending that the Board select, the Director nominees for the next annual meeting of shareholders and overseeing the evaluation of the Board. The Board, rather than the Board Nominations & Governance Committee, reviews and recommends the Director nominees for election at the AGM and undertakes an annual review of its performance. Market disclosure (continued) Our Disclosure Committee is responsible for (among other things) determining whether matters within management’s authority should be disclosed publicly under the policy, and for assisting employees in understanding what information may require disclosure to the market on the basis that it is market sensitive. Certain disclosure decisions (for example, relating to matters of fundamental importance to the Group including announcements concerning financial results or material equity raisings, transactions or changes in strategic direction) are the responsibility of the Board. The Disclosure Committee is comprised of the Disclosure Officer (who is the CFO), the Group General Counsel and any one of the following: the CEO, the Chief Risk Officer, the Group Executive, Customer and Corporate Relations and the Head of Investor Relations. The Disclosure Officer is ultimately responsible for all disclosure related communication with relevant securities exchanges. The Company Secretary or their delegate is authorised to give any documents to the ASX once they have been approved pursuant to the Market Disclosure Policy or by the Board. A copy of announcements on material issues will also be provided to the Board promptly after release to the ASX, unless previously provided. Before Westpac gives a new and substantive investor or analyst presentation, we will release a copy of that presentation to the market. Once relevant information is disclosed to the market and available to investors, it may also be published on our website. This includes investor discussion packs, and presentations on, and explanations about, our financial results. Our website also contains Annual Reports, results announcements, speeches and support material given at investor conferences or presentations, notices of meetings and key media releases. Shareholder communication and participation We are committed to keeping shareholders fully informed about Westpac – from our strategy, operations and performance, to our governance and sustainability approach. As part of our investor relations program – and consistent with our Market Disclosure Policy – we carry out a range of activities to facilitate two-way communication with shareholders, including: — providing relevant company information online via our Investor Centre on our website; — giving shareholders the option to receive information and communications electronically or via hardcopy; — responding to shareholder queries directly via phone, email and mail; and — enabling shareholders to view major market briefings and maintaining that information in our Investor Centre. Our financial calendar in our Investor Centre lists all major market briefings and shareholder meetings. Announcements on these events may also be made on the ASX. Westpac seeks to facilitate shareholder participation at general meetings. We aim to choose a time and venue for meetings that is convenient to shareholders, and we typically move our AGM across capital cities. We also include explanatory notes in the notice of meeting which is sent to shareholders. For shareholders physically unable to attend a general meeting, the meeting is made available via webcast and is archived for later viewing in our Investor Centre. Ahead of a meeting, Westpac typically engages with shareholders and shareholder groups to gather feedback and questions, and then seeks to respond to their needs and queries in our reporting and/or at our meeting. Given the ongoing restrictions and uncertainty of COVID-19, we will hold a ‘virtual’ AGM again this year. At our 2021 AGM, shareholders (and their proxies, corporate representatives, and attorneys) will be able to ask questions and make comments via the AGM Online Platform or via the teleconference. The AGM Online Platform will also enable shareholders to vote on the resolutions. In addition, shareholders can lodge a direct vote before the AGM. Consistent with our practice for voting at meetings of shareholders, and in accordance with the current legislative requirements for holding a virtual AGM, voting on all resolutions will be conducted by a poll. 197 WESTPAC GROUP 2021 ANNUAL REPORT

Includes Board and Executive Team biographies, report on the business, Directors’ interests, environmental and human rights disclosures, political engagement, Directors’ meetings and Remuneration Report. Our Directors present their report together with the financial statements of the Group for the financial year ended 30 September 2021. Directors The names of the persons who have been Directors, or appointed as Directors, during the period since 1 October 2020 and up to the date of this report are: John McFarlane, Peter King, Nerida Caesar, Catriona Alison Deans (Alison Deans) (appointed as a Director on 1 April 2014 and retired as a Director on 11 December 2020), Craig Dunn, Audette Exel AO (Director from 1 September 2021), Steven Harker (appointed as a Director on 1 March 2019 and retired as a Director on 26 October 2021), Michael Hawker AM (Director from 1 December 2020), Christopher Lynch, Peter Marriott, Peter Nash, Nora Scheinkestel (Director from 1 March 2021), and Margaret Seale. Particulars of the skills, experience, expertise and responsibilities of the Directors at the date of this report, including all directorships of other listed companies held by a Director at any time in the three years immediately before 30 September 2021, and the period for which each directorship has been held, are set out in the following pages. Board Committee Member Key Chairman of each committee is noted with a red icon. Board Nominations & Governance Board Risk Board Technology Board Legal, Regulatory and Compliance Board Remuneration Board Audit Directors’ report 198 WESTPAC GROUP 2021 ANNUAL REPORT

Craig Dunn BCom, FCA Age: 58 Independent Non- Executive Director Appointed: Director since June 2015. Experience: Craig has more than 20 years’ experience in financial services, including as CEO of AMP Limited. He was formerly a director of Financial Literacy Australia Limited, and a Board member of the Australian Japanese Business Cooperation Committee, Jobs for New South Wales, and the New South Wales Government’s Financial Services Knowledge Hub. Craig was Chairman of Stone and Chalk Limited and of the Investment and Financial Services Association (now the Financial Services Council). He was also a member of the Financial Services Advisory Committee, the Australian Financial Centre Forum, the Consumer and Financial Literacy Taskforce and a Panel member of the Australian Government’s Financial System Inquiry. Directorships of listed entities over the past three years: Telstra Corporation Limited (since April 2016). Other principal directorships and interests: Director of Lion Pty Limited and Lion Global Craft Beverages Pty Limited. Chairman of The Australian Ballet, Chairman of the International Standards Technical Committee on Blockchain and Distributed Ledger Technologies (ISO/ TC 307), and consultant to King & Wood Mallesons. Board Committees: John McFarlane MA, MBA Age: 74 Chairman and Independent Non-Executive Director Appointed: Director since February 2020 and Chairman since April 2020. Experience: John is a senior figure in global banking and financial services and has 46 years of experience in the sector. He was formerly Chairman of Barclays plc, Aviva plc and FirstGroup plc, and Chairman of The City UK. He was also a Non-Executive Director of Westfield Group/Westfield Corporation, The Royal Bank of Scotland Group, Capital Radio plc and was a council member of The London Stock Exchange. John served as Chief Executive Officer of Australia and New Zealand Banking Group Limited from 1997 to 2007, and as Group Executive Director at Standard Chartered. He also held senior positions at Citicorp including as Managing Director of Citicorp Investment Bank Ltd and Head of Citicorp and Citibank in the UK and Ireland. He began his career at Ford Motor Co. Directorships of listed entities over the past three years: Unibail-Rodamco- Westfield SE (since June 2018) and Barclays plc (January 2015 to May 2019). Other principal directorships and interests: Director of Old Oak Holdings Ltd. Board Committees: Managing Director and Chief Executive Officer Appointed: Director since December 2019. Experience: Peter was appointed Westpac Group Chief Executive Officer in April 2020. Peter previously held this role on an acting basis between December 2019 and March 2020. Since joining the Westpac Group in 1994, Peter also held senior finance roles including Chief Financial Officer with responsibility for Westpac’s Finance, Tax, Treasury and Investor Relations functions. Prior to this, he was Deputy Chief Financial Officer for three years. He has also held senior positions across the Group including in Group Finance, Business and Consumer Banking, Business and Technology Services, Treasury and Financial Markets. Peter commenced his career at Deloitte Touche Tohmatsu. He has a Bachelor of Economics from Sydney University and completed the Advanced Management Programme at INSEAD. He is a Fellow of the Institute of Chartered Accountants. Directorships of listed entities over the past three years: Nil. Other principal directorships and interests: Director of the Australian Banking Association Incorporated, Institute of International Finance and The Financial Markets Foundation for Children. Board Committees: Nil. Independent Non- Executive Director Appointed: Director since September 2017. Experience: Nerida has over 34 years of broad ranging commercial and business management experience, with particular depth in technology-led businesses. Nerida was Group Managing Director and Chief Executive Officer, Australia and New Zealand, of Equifax (formerly the ASX-listed Veda Group Limited) and was also a former director of Genome. One Pty Ltd and Stone and Chalk Limited. Before joining Equifax, Nerida held several senior management roles at Telstra, including Group Managing Director, Enterprise and Government and Group Managing Director, Wholesale. Nerida also held several Executive and senior management positions with IBM within Australia and internationally, including as Vice President of IBM’s Intel Server Division for the Asia Pacific region. Directorships of listed entities over the past three years: Nil. Other principal directorships and interests: Chair of Workplace Giving Australia Limited, Director of CreditorWatch and Spark Investment Holdco Pty Ltd. Advisor to startups in the technology sector. Board Committees: Peter King BEc, FCA Age: 51 Nerida Caesar BCom, MBA, GAICD Age: 57 Board of Directors 199 WESTPAC GROUP 2021 ANNUAL REPORT

Peter Marriott BEc (Hons.), FCA Age: 64 Independent Non- Executive Director Appointed: Director since June 2013. Experience: Peter has over 40 years’ experience in senior management roles in the finance industry, encompassing international banking, finance and auditing. He joined Australia and New Zealand Banking Group Limited (ANZ) in 1993 and was Chief Financial Officer from July 1997 to May 2012. Prior to his career at ANZ, Peter was a banking and finance, audit and consulting partner at KPMG Peat Marwick. Peter was formerly a Director of ANZ National Bank Limited in New Zealand and various ANZ subsidiaries. Directorships of listed entities over the past three years: ASX Limited (since July 2009). Other principal directorships and interests: Director of ASX Clearing Corporation Limited, ASX Settlement Corporation Limited and Austraclear Limited. Member of Monash University Council and Chairman of the Monash University Council’s Resources and Finance Committee. Board Committees: Audette Exel AO BA, LLB (Hons) Age: 58 Independent Non-Executive Director Appointed: Director since September 2021. Experience: Audette has more than 35 years’ experience in the global financial services markets as a senior executive, a non- executive director and as a social entrepreneur. Audette was formerly the Managing Director of BSX-listed Bermuda Commercial Bank (1993–1996), Chair of the Bermuda Stock Exchange (1995–1996) and a Director and Chair of the Investment Committee of the Bermuda Monetary Authority (1999– 2005). She was a Director and Chair of the Investment Committee of Steamship Mutual (1999–2017). She began her career as a lawyer specialising in international finance. Audette is the founder and Chair of the Adara Group, a pioneering social enterprise which exists to support people living in extreme poverty, and is the Chief Executive Officer of its corporate advice businesses. She is the recipient of numerous awards, including an honorary Order of Australia for service to humanity. Directorships of listed entities over the past three years: Suncorp Group Limited (June 2012 to September 2020). Other principal directorships and interests: Founder and Chair of Adara Development Australia, Adara Development USA, Adara Development Bermuda, Adara Development UK and Adara Development Uganda. CEO and Director of Adara Advisors Pty Limited and Adara Partners (Australia) Pty Limited. Board Committees: Independent Non- Executive Director Appointed: Director since December 2020. Experience: Michael has substantial experience, with over 35 years' in the financial services industry, including as Chief Executive Officer and Managing Director of Insurance Australia Group from 2001 to 2008. Prior to this, he held senior positions at Westpac, and with Citibank in Australia and Europe. Michael was a Director of Macquarie Bank Limited and Macquarie Group Limited, and a Director of Aviva plc. Michael was also President of the Insurance Council of Australia, Chairman of the Australian Financial Markets Association, a Board member of the Geneva Association and a member of the Financial Sector Advisory Council. Directorships of listed entities over the past three years: Washington H. Soul Pattinson and Company Ltd (since October 2012), Macquarie Group Limited (March 2010 – September 2020), Macquarie Bank Limited (March 2010 – September 2020), Aviva plc (January 2010 – March 2019). Other principal directorships and interests: Director of BUPA Global Board UK, Deputy Chairman of BUPA ANZ Group, and a Non-Executive Director of the Museum of Contemporary Art Australia. Board Committees: Independent Non-Executive Director Appointed: Director since September 2020. Experience: Chris has significant experience in mineral resources and infrastructure, having spent over 30 years working in these fields globally. Chris was formerly the Global Chief Financial Officer of Rio Tinto Group, based in London, and an Executive Director. Prior to this, he was a Non-Executive Director of Rio Tinto Group. Chris was the Chief Executive Officer of Transurban Group, an international toll road developer and manager with interests in Australia and North America from 2008 to 2012. His executive career also included seven years at BHP Billiton where he was Chief Financial Officer and then Executive Director and Group President - Carbon Steel Materials. Chris spent 20 years with Alcoa Inc. where he held a number of executive positions, including Vice-President and Chief Information Officer based in Pittsburgh, USA and Chief Financial Officer of Alcoa Europe in Switzerland. He was also managing director of KAAL Australia Limited, a joint venture company formed by Alcoa and Kobe Steel. Chris was formerly a Commissioner of the Australian Football League from 2008 until 2014. Directorships of listed entities over the past three years: Nil. Other principal directorships and interests: Director of Business for Millennium Development Ltd, Chairman of the National Water Grid Authority Advisory Board. Board Committees: Michael Hawker AM BSc, FAICD, SF Fin, FAIM, FIoD Age: 62 Chris Lynch BCom, MBA, FCPA Age: 68 Board of Directors 200 WESTPAC GROUP 2021 ANNUAL REPORT

Peter Nash BCom, FCA, F Fin Age: 59 Independent Non- Executive Director Appointed: Director since March 2018. Experience: Peter was formerly a Senior Partner with KPMG, having been admitted to the Australian partnership in 1993. He served as the National Chairman of KPMG Australia and served on KPMG’s Global and Regional Boards. His previous positions with KPMG included Regional Head of Audit for Asia Pacific, National Managing Partner for Audit in Australia and head of KPMG Financial Services. Peter has worked in geographically diverse and complex operating environments providing advice on a range of topics including business strategy, risk management, internal controls, business processes and regulatory change. He has also provided financial and commercial advice to many State and Federal Government businesses. Peter is a former member of the Business Council of Australia and its Economic and Regulatory Committee. Directorships of listed entities over the past three years: Johns Lyng Group Limited (Chairman since October 2017), Mirvac Group (since November 2018) and ASX Limited (since June 2019). Other principal directorships and interests: Director of Golf Victoria Limited and General Sir John Monash Foundation. Board member of the Koorie Heritage Trust. Board Committees: Independent Non- Executive Director Appointed: Director since March 2021. Experience: Nora is an experienced company director with a background as a senior banking executive in international and project financing. Nora has served as Chair and Director in a range of companies across various industry sectors and in the public, private and government arena. Previously, Nora was a director of a number of other major ASX-listed companies, an Associate Professor at the Melbourne Business School at Melbourne University and was formerly a member of the Takeovers Panel. In 2003, Nora was awarded a centenary medal for services to Australian society in business leadership. Directorships of listed entities over the past three years: Telstra Corporation Limited (since August 2010), AusNet Services Ltd (since November 2016), Brambles Limited (since June 2020), Atlas Arteria Limited (August 2014 to November 2020), Atlas Arteria International Limited (April 2015 to November 2020) and OceanaGold Corporation (April 2018 to December 2019). Other principal directorships and interests: Nil. Board Committees: Independent Non- Executive Director Appointed: Director since March 2019. Experience: Margie is an experienced company director and has served on the boards of companies across a range of industries. She previously worked in senior executive roles in Australia and overseas including in the consumer goods, health and global publishing sectors, and sales and marketing, and in the successful transition of traditional business models to digital environments. Immediately prior to her non-executive career, Margie was Managing Director of Random House ANZ and President, Asia Development for Random House Inc. She was a Director and then Chair of Penguin Random House Australia Pty Limited, and a Director of Ramsay Health Care Limited, Bank of Queensland Limited and the Australian Publishers’ Association. She also served on the boards of Chief Executive Women, the Powerhouse Museum and the Sydney Writers Festival. She has been on the Advisory Board of J P Morgan ANZ, and the Advisory Board for the Australian Public Service Commission Centre for Learning and Leadership. Directorships of listed entities over the past three years: Telstra Corporation Limited (May 2012 to October 2021) and Scentre Group Limited (since February 2016). Other principal directorships and interests: Nil. Board Committees: Nora Scheinkestel LLB (Hons), PhD, FAICD Age: 61 Margaret (Margie) Seale BA, FAICD Age: 61 201 WESTPAC GROUP 2021 ANNUAL REPORT

Group General Counsel & Enterprise Executive Rebecca is responsible for leading Westpac’s legal function globally, as well as leading the CEO’s office. Rebecca joined Westpac in 2002 and has held a variety of other senior leadership roles including General Manager, Human Resources for St.George Bank and General Manager, St.George Private Clients. Rebecca began her career at Blake Dawson Waldron (now Ashurst) before joining the US firm Skadden Arps where she worked in both New York and London. Rebecca then moved into an in-house role in investment banking at Goldman Sachs in London before returning to Australia and joining Westpac. Rebecca is a member of Chief Executive Women. Managing Director and Chief Executive Officer, Westpac Group Peter was appointed Westpac Group Chief Executive Officer in April 2020, after holding the role on an acting basis between December 2019 and March 2020. In his 25 years at Westpac, Peter has held senior finance roles including Chief Financial Officer with responsibility for Westpac’s Finance, Group Audit, Tax, Treasury and Investor Relations functions. Prior to this he was Deputy Chief Financial Officer for three years and worked in senior positions across the Group including in Group Finance, Business and Consumer Banking, Business and Technology Services, Treasury and Financial Markets. Peter commenced his career at Deloitte Touche Tohmatsu. He has a Bachelor of Economics from Sydney University and completed the Advanced Management Programme at INSEAD. He is a Fellow of the Institute of Chartered Accountants. Chief Operating Officer Scott joined Westpac in November 2020 as Chief Operating Officer and leads our corporate services, operations and technology functions. Scott has over 30 years’ global banking experience, with a breadth of expertise across technology, operations, risk mitigation and commercial functions. Before joining Westpac, Scott was Chief Information & Operations Officer for North America Consumer Businesses at Bank of Montreal, Canada. Prior to that, Scott held senior executive positions at a number of multinational financial institutions including ANZ, Citibank, Fifth Third Bank and Bank of America. Scott holds a Bachelor’s Degree from the University of Maryland in the United States. Chief Executive, Consumer & Business Banking Chris de Bruin joined Westpac Group as Chief Executive, Consumer, in February 2021 and became Chief Executive, Consumer & Business Banking in March 2021. With nearly 25 years in the financial services sector globally, Chris’ experience spans retail banking, consumer product portfolios, fintech and digital banking. He spent 13 years at Standard Chartered Bank, where he held a variety of roles across Asia and the Middle East, including as Global Head of Retail Products and Digital Banking. Before joining Westpac, Chris was Chief Executive Officer of Deem Finance, one of the largest non-bank financial institutions in the Middle East. Prior to that, Chris was President of Canadian fintech Zafin and had been an Associate Principal at McKinsey & Company. Chris was educated in South Africa and holds an MBA from the University of Cape Town, and a Bachelor of Science (Honours) from Stellenbosch University. Peter King BEc, FCA Age: 51 Scott Collary BA, Humanities Age: 57 Chris de Bruin MBA, B.Sc. (Hons) Age: 58 Rebecca Lim B Econ, LLB (Hons) Age: 49 Executive team 202 WESTPAC GROUP 2021 ANNUAL REPORT

Chief Executive, Westpac Institutional Bank Anthony joined Westpac Group as Chief Executive, Westpac Institutional Bank in October 2020. He has responsibility for Westpac’s global relationships with corporate, institutional and government clients, as well as all products across financial and capital markets, transactional banking, structured finance and working capital payments. In addition, Anthony has responsibility for Westpac’s offices and branches in Asia, London and New York. Before joining Westpac Group, Anthony was CEO of Australia & New Zealand and Co-Head of Investment Bank, Asia Pacific at Deutsche Bank from 2017. Prior to Deutsche Bank, Anthony was a partner at Goldman Sachs based in Hong Kong within the investment banking division and previously held a number of roles at Goldman Sachs in Australia and New Zealand having joined the organisation in 2001. Before joining Goldman Sachs, Anthony worked at Credit Suisse. Anthony holds a Bachelor of Law (Honours) from Queensland University of Technology, and Bachelor of Arts (Japanese Language, Modern Asian Studies) from Griffith University. Group Executive, Customer & Corporate Relations Carolyn was appointed as Westpac’s Group Executive, Customer and Corporate Relations in 2018. The division brings together customer complaints, customer remediation and the customer advocate, alongside corporate affairs, government relations, communications, sustainability and community. Carolyn is also responsible for the Group's COVID-19 response. Carolyn has more than 20 years’ experience in corporate affairs, mainly in the financial services industry. Carolyn joined Westpac in 2013, as General Manager, Corporate Affairs and Sustainability. Prior to joining Westpac, Carolyn spent 13 years at Insurance Australia Group in various positions, including Group General Manager, Corporate Affairs and Investor Relations. She began her career in consulting and has extensive in-house and consulting experience in financial services. Carolyn has a Bachelor of Arts from The University of Queensland, a Bachelor of Business from Queensland University of Technology, and a Graduate Diploma of Applied Finance and Investment from the Securities Institute of Australia. Group Executive, Human Resources Christine was appointed to Westpac Group’s Executive Team in October 2011. As Group Executive, Human Resources, Christine leads the HR function for the Group, responsible for strengthening our service oriented and inclusive culture, attracting and retaining the best talent, developing and helping our workforce to grow skills for the future, rewarding and recognising our people and ensuring their health and wellbeing. Christine has responsibility for the office of the Banking Executive Accountability Regime (BEAR) and also supports the CEO and Board on culture and conduct. Since joining Westpac in 2007, Christine has held a variety of senior leadership roles including Group General Manager, Human Resources and General Manager, Human Resources for Westpac New Zealand Limited. Before joining Westpac, Christine held senior HR roles in a number of high-profile organisations and across a range of industries, including Carter Holt Harvey and Restaurant Brands New Zealand. Christine initially trained as an Accountant and continued her professional development with a range of post graduate qualifications in HR Management, Leadership and Quality Management. Christine is currently Chair of the St.George Foundation, Director of Orygen Youth Mental Health Foundation, and was previously a Director of Women’s Community Shelters and member of the Veterans’ Employment Industry Advisory Committee. Acting Chief Executive Officer, Westpac New Zealand Limited Simon has been Acting Chief Executive Officer of Westpac New Zealand since June 2021. Prior to his appointment as Acting CEO he was General Manager of Institutional & Business Banking, and he has also held the positions of General Manager of Consumer Banking & Wealth, and General Manager of Business Bank, Private Bank, Wealth & Insurance. Prior to his banking career, Simon spent 12 years as a New Zealand Member of Parliament. Between 2008-2011 he served as Minister of Justice, Minister of Commerce and Minister of State- Owned Enterprises. Simon attended Wellington’s Victoria University where he obtained degrees in both Law and Politics. He has completed the Advanced Management Programme at Harvard Business School, as well as programmes at the Australian Graduate School of Management and Melbourne Business School. Anthony Miller LLB (Hons), BA Age: 51 Carolyn McCann BBus (Com), BA, GradDipAppFin, GAICD Age: 49 Christine Parker BGDipBus (HRM) Age: 61 Simon Power BA, LLB, MA (Dist.) Age: 51 Group General Counsel & Enterprise Executive Rebecca is responsible for leading Westpac’s legal function globally, as well as leading the CEO’s office. Rebecca joined Westpac in 2002 and has held a variety of other senior leadership roles including General Manager, Human Resources for St.George Bank and General Manager, St.George Private Clients. Rebecca began her career at Blake Dawson Waldron (now Ashurst) before joining the US firm Skadden Arps where she worked in both New York and London. Rebecca then moved into an in-house role in investment banking at Goldman Sachs in London before returning to Australia and joining Westpac. Rebecca is a member of Chief Executive Women. Managing Director and Chief Executive Officer, Westpac Group Peter was appointed Westpac Group Chief Executive Officer in April 2020, after holding the role on an acting basis between December 2019 and March 2020. In his 25 years at Westpac, Peter has held senior finance roles including Chief Financial Officer with responsibility for Westpac’s Finance, Group Audit, Tax, Treasury and Investor Relations functions. Prior to this he was Deputy Chief Financial Officer for three years and worked in senior positions across the Group including in Group Finance, Business and Consumer Banking, Business and Technology Services, Treasury and Financial Markets. Peter commenced his career at Deloitte Touche Tohmatsu. He has a Bachelor of Economics from Sydney University and completed the Advanced Management Programme at INSEAD. He is a Fellow of the Institute of Chartered Accountants. Chief Operating Officer Scott joined Westpac in November 2020 as Chief Operating Officer and leads our corporate services, operations and technology functions. Scott has over 30 years’ global banking experience, with a breadth of expertise across technology, operations, risk mitigation and commercial functions. Before joining Westpac, Scott was Chief Information & Operations Officer for North America Consumer Businesses at Bank of Montreal, Canada. Prior to that, Scott held senior executive positions at a number of multinational financial institutions including ANZ, Citibank, Fifth Third Bank and Bank of America. Scott holds a Bachelor’s Degree from the University of Maryland in the United States. Chief Executive, Consumer & Business Banking Chris de Bruin joined Westpac Group as Chief Executive, Consumer, in February 2021 and became Chief Executive, Consumer & Business Banking in March 2021. With nearly 25 years in the financial services sector globally, Chris’ experience spans retail banking, consumer product portfolios, fintech and digital banking. He spent 13 years at Standard Chartered Bank, where he held a variety of roles across Asia and the Middle East, including as Global Head of Retail Products and Digital Banking. Before joining Westpac, Chris was Chief Executive Officer of Deem Finance, one of the largest non-bank financial institutions in the Middle East. Prior to that, Chris was President of Canadian fintech Zafin and had been an Associate Principal at McKinsey & Company. Chris was educated in South Africa and holds an MBA from the University of Cape Town, and a Bachelor of Science (Honours) from Stellenbosch University. Peter King BEc, FCA Age: 51 Scott Collary BA, Humanities Age: 57 Chris de Bruin MBA, B.Sc. (Hons) Age: 58 Rebecca Lim B Econ, LLB (Hons) Age: 49 Executive team 203 WESTPAC GROUP 2021 ANNUAL REPORT

Group Executive, Financial Crime, Compliance & Conduct Les was appointed Group Executive, Financial Crime, Compliance and Conduct in June 2020. In this role, Les is responsible for overseeing and strengthening the governance and management of these risks. Les has over 25 years’ executive experience across transformation and program delivery, risk and governance, operations and line management. Joining Westpac in 2008, Les has held a variety of senior roles including Chief Operating Officer, Consumer Division and Chief Risk Officer, BT Financial Group. Prior to Westpac, Les was Group Executive for External Funds at Investa Property Group and Chief Executive for Gaming at TAB Limited. Les commenced his career as a solicitor at the legal firm Freehills. Les holds a Bachelor of Commerce and a Bachelor of Laws with Honours, both from University of Queensland. Chief Financial Officer Michael joined Westpac Group as Chief Financial Officer in September 2020. He is responsible for Westpac’s Finance, Investor Relations, Tax and Treasury functions. Before joining Westpac, Michael was a Partner in Management Consulting at KPMG. Before that he held a number of senior executive positions at ANZ from 1999 to 2013. This included CFO Institutional Banking, CFO Wealth, CFO New Zealand, CFO Personal Financial Services, and business leadership roles as CEO Pacific, Managing Director Mortgages and General Manager, Transformation. Michael commenced his career at KPMG, where he was promoted to become a Tax Partner in 1993. Michael holds a Bachelor of Commerce, University of Melbourne and a Graduate Diploma of Taxation Law, Monash University. He is a Fellow of the Institute of Chartered Accountants in Australia and New Zealand. Chief Risk Officer David was appointed Chief Risk Officer in October 2018, with responsibility for risk management across the Group. Prior to this, David was the Chief Risk Officer for Royal Bank of Scotland (RBS) from 2013, having joined in 2010 as the Deputy Chief Risk Officer. David has also previously held other senior roles at both retail and investment banks in the UK, USA, Hong Kong and Australia, including serving as Chief Risk Officer at ANZ and Chief Credit Officer at Credit Suisse Financial Products. David has a Bachelor of Business in Banking and Finance from Monash University and is a Board member of the International Financial Risk Institute. Chief Executive, Specialist Businesses & Group Strategy Jason was appointed Chief Executive, Specialist Businesses in May 2020. He is responsible for Group Strategy, Corporate & Business Development and the Strategic Reviews and potential divestments of the Group’s Specialist Businesses. Specialist Businesses support customers with wealth needs including Insurance, Superannuation and Platforms and Investments, as well as Auto Finance and Pacific banking. Most recently, Jason was Chief Executive Officer NewCo, CBA, where he was appointed to lead the demerger of its wealth management and mortgage broking businesses. Prior to that, he was Chief Executive Officer & Managing Director, SocietyOne, an early financial services disrupter and consumer finance marketplace lender. Jason was previously with the Westpac Group for more than 20 years, holding a number of senior positions including Group Executive, Westpac Retail & Business Banking, and a range of senior executive positions in BT Financial Group. Jason holds a Bachelor of Commerce (Marketing & Finance) from the University of New South Wales and Graduate Diploma in Applied Finance and Investment from the Securities Institute of Australia. Les Vance BCom, LLB (Hons) Age: 51 Michael Rowland B.Comm, FCA Age: 60 David Stephen BBus Age: 57 Jason Yetton B.Comm (Finance & Mktg), GradDipAppFin Age: 50 Executive team 204 WESTPAC GROUP 2021 ANNUAL REPORT

Group Executive, Financial Crime, Compliance & Conduct Les was appointed Group Executive, Financial Crime, Compliance and Conduct in June 2020. In this role, Les is responsible for overseeing and strengthening the governance and management of these risks. Les has over 25 years’ executive experience across transformation and program delivery, risk and governance, operations and line management. Joining Westpac in 2008, Les has held a variety of senior roles including Chief Operating Officer, Consumer Division and Chief Risk Officer, BT Financial Group. Prior to Westpac, Les was Group Executive for External Funds at Investa Property Group and Chief Executive for Gaming at TAB Limited. Les commenced his career as a solicitor at the legal firm Freehills. Les holds a Bachelor of Commerce and a Bachelor of Laws with Honours, both from University of Queensland. Chief Financial Officer Michael joined Westpac Group as Chief Financial Officer in September 2020. He is responsible for Westpac’s Finance, Investor Relations, Tax and Treasury functions. Before joining Westpac, Michael was a Partner in Management Consulting at KPMG. Before that he held a number of senior executive positions at ANZ from 1999 to 2013. This included CFO Institutional Banking, CFO Wealth, CFO New Zealand, CFO Personal Financial Services, and business leadership roles as CEO Pacific, Managing Director Mortgages and General Manager, Transformation. Michael commenced his career at KPMG, where he was promoted to become a Tax Partner in 1993. Michael holds a Bachelor of Commerce, University of Melbourne and a Graduate Diploma of Taxation Law, Monash University. He is a Fellow of the Institute of Chartered Accountants in Australia and New Zealand. Chief Risk Officer David was appointed Chief Risk Officer in October 2018, with responsibility for risk management across the Group. Prior to this, David was the Chief Risk Officer for Royal Bank of Scotland (RBS) from 2013, having joined in 2010 as the Deputy Chief Risk Officer. David has also previously held other senior roles at both retail and investment banks in the UK, USA, Hong Kong and Australia, including serving as Chief Risk Officer at ANZ and Chief Credit Officer at Credit Suisse Financial Products. David has a Bachelor of Business in Banking and Finance from Monash University and is a Board member of the International Financial Risk Institute. Chief Executive, Specialist Businesses & Group Strategy Jason was appointed Chief Executive, Specialist Businesses in May 2020. He is responsible for Group Strategy, Corporate & Business Development and the Strategic Reviews and potential divestments of the Group’s Specialist Businesses. Specialist Businesses support customers with wealth needs including Insurance, Superannuation and Platforms and Investments, as well as Auto Finance and Pacific banking. Most recently, Jason was Chief Executive Officer NewCo, CBA, where he was appointed to lead the demerger of its wealth management and mortgage broking businesses. Prior to that, he was Chief Executive Officer & Managing Director, SocietyOne, an early financial services disrupter and consumer finance marketplace lender. Jason was previously with the Westpac Group for more than 20 years, holding a number of senior positions including Group Executive, Westpac Retail & Business Banking, and a range of senior executive positions in BT Financial Group. Jason holds a Bachelor of Commerce (Marketing & Finance) from the University of New South Wales and Graduate Diploma in Applied Finance and Investment from the Securities Institute of Australia. Les Vance BCom, LLB (Hons) Age: 51 Michael Rowland B.Comm, FCA Age: 60 David Stephen BBus Age: 57 Jason Yetton B.Comm (Finance & Mktg), GradDipAppFin Age: 50 Executive team 205 WESTPAC GROUP 2021 ANNUAL REPORT Company Secretary Tim was appointed Company Secretary in November 2011. Before that appointment, Tim was Head of Legal – Risk Management & Workouts, Counsel & Secretariat and prior to that, he was Counsel, Corporate Core. Before joining Westpac in 2006, Tim was a Consultant with Gilbert + Tobin, where he provided corporate advisory services to ASX-listed companies. Tim was previously a lawyer at Henderson Boyd Jackson W.S. in Scotland and in London in Herbert Smith’s corporate and corporate finance division. Tim Hartin LLB (Hons.) Age: 46 Company Secretary EXECUTIVE TEAM As at 30 September 2021 our Executive Team was: NAME POSITION YEAR JOINED GROUP YEAR APPOINTED TO POSITION Peter King Managing Director & Chief Executive Officer 1994 2020 Scott Collary Chief Operating Officer 2020 2020 Chris de Bruin Chief Executive, Consumer & Business Banking 2021 2021 Rebecca Lim Group General Counsel & Enterprise Executive 2002 2020 Carolyn McCann Group Executive, Customer & Corporate Relations 2013 2018 Anthony Miller Chief Executive, Westpac Institutional Bank 2020 2020 Christine Parker Group Executive, Human Resources 2007 2011 Simon Power Acting Chief Executive Officer, Westpac New Zealand Limited 2012 2021 Michael Rowland Chief Financial Officer 2020 2020 David Stephen Chief Risk Officer 2018 2018 Les Vance Group Executive, Financial Crime, Compliance & Conduct 2008 2020 Jason Yetton Chief Executive, Specialist Businesses & Group Strategy 2020 2020 There are no family relationships between or among any of our Directors or Executive Team.

206 WESTPAC GROUP 2021 ANNUAL REPORT Directors’ report Directors’ report 3. Operating and financial review a) Principal activities The principal activities of the Group during the financial year ended 30 September 2021 were the provision of financial services including lending, deposit taking, payments services, investment platforms, superannuation and funds management, insurance services, leasing finance, general finance, interest rate risk management and foreign exchange services. During the period Westpac sold its general insurance and lenders mortgage insurance businesses and ceased to provide these services once the transactions completed. Other than these changes, there have been no significant changes in the nature of the principal activities of the Group during 2021. b) Operations and financial performance Net profit attributable to owners of Westpac Banking Corporation for 2021 was $5,458 million, an increase of $3,168 million or 138% compared to 2020. The increase in net profit was predominantly due to a credit impairment benefit of $590 million in 2021 compared to a charge of $3,178 million in 2020. Over recent years, Westpac has incurred certain items that have been called “notable items”. The net after tax impact of these items was lower in 2021 ($1,601 million) compared to 2020 ($2,619 million). 2021 items included: • The write-down of assets (goodwill, capitalised software and certain other assets); • Additional provisions for estimated customer refunds, payments, associated costs and litigation; and • Separation and transaction costs related to divestment of the Group’s Specialist Businesses; partly offset by • Gains on sale of assets and non-core businesses. The following is a summary of the movements in the major line items in net profit for 2021 compared to 2020. • Net interest income increased $162 million compared to 2020 reflecting a 3 basis point increase in reported net interest margin (to 2.06%) partly offset by a small decline in average interest earning assets of $2.3 billion (down less than 1%). The decline in average interest earning assets was mostly from lower business lending early in the year and from a decline in other overseas assets as we consolidated our operations in Asia. The rise in net interest income was predominantly due to: – A $667 million change in unrealised gains on fair value economic hedges, from a charge of $477 million in 2020 to a benefit of $190 million in 2021; and – Lower wholesale funding and deposit costs; partly offset by – Lower spreads on mortgages and business lending from intense competition, and a shift in the mix of the portfolio to lower spread fixed rate lending; and – Reduced returns on hedged capital and liquid assets from lower interest rates. • Non-interest income increased $877 million compared to 2020. The rise was mainly due to: – Gains on sale of assets and non-core businesses; and – Higher net wealth and insurance income due to favourable life policyholder liability revaluation and lower general insurance severe weather claims; partly offset by – Lower financial markets trading income from lower volatility and the exit from energy trading; and – Lower net fee income from fee simplification initiatives. • Operating expenses increased $572 million or 4% compared to 2020. The rise was mainly due to: – Asset impairments (including goodwill and capitalised software); – An increase in full time equivalent (FTE) employees and associated costs, principally to improve risk management as part of our Fix priority and increased mortgage volumes; partly offset by – Costs of the AUSTRAC proceedings including a penalty in 2020. The Group recognised a credit impairment benefit of $590 million in 2021 compared to a charge of $3,178 million in 2020. In 2020, the Group materially increased provisions in response to the expected economic impact of COVID-19, including forecasts of prolonged deterioration in economic activity, a rise in unemployment and a decline in property prices. The improvement in credit quality along with a better economic outlook has meant that some of the provisions booked in 2020 are no longer required. The Group also fully provided for a large equipment finance fraud in 2021. The effective tax rate of 35.7% was lower than the 2020 effective tax rate of 46.3% predominantly due to the non-deductible items in 2020. A review of the operations of the Group and its divisions and their results for the financial year ended 30 September 2021 is set out in Section 2 of the Annual Report under the sections ‘Review of Group operations’ (see pages 246 to 260), ‘Divisional performance’ (see pages 261 to 281) and ‘Risk and risk management’ (see pages 282 to 303), which form part of this report. Further information about our financial position and financial results is included in the financial statements in Section 3 of this Annual Report (see pages 1 to 135), which form part of this report. c) Dividends Since 30 September 2021, Westpac has announced a final ordinary dividend of 60 cents per Westpac ordinary share, totaling approximately $2,201 million for the year ended 30 September 2021. The dividend will be fully franked and will be paid on 21 December 2021. An interim ordinary dividend for the current financial year of 58 cents per Westpac ordinary share for the half year ended 31 March 2021 was paid as a fully franked dividend on 25 June 2021 (no interim ordinary dividend was paid in 2020).

207 WESTPAC GROUP 2021 ANNUAL REPORT Directors’ report Further, in respect of the year ended 30 September 2020, a fully franked final dividend of 31 cents per ordinary share totaling $1,120 million was paid on 18 December 2020. The payment comprised direct cash disbursements of $719 million with $401 million, being reinvested by participants through the DRP. New shares were issued under the DRP for the 2020 final ordinary dividend. d)  Significant changes in state of affairs and events during and since the end of the 2021 financial year Throughout the financial year ended 30 September 2021, the Group has operated in a challenging environment, including as a result of the continued social and economic effects of COVID-19 over this year as well as historical regulatory matters. In this environment, significant changes in the state of affairs of the Group were: • commencing a program of work to reduce the bank’s cost base, targeting an $8 billion cost base by Full Year 2024; • Westpac’s entry into an enforceable undertaking with APRA in relation to Westpac’s risk governance remediation (EU), following APRA announcing the findings of its risk governance review into Westpac and expanding the existing Customer Outcomes and Risk Excellence (CORE) program to deliver the Integrated Plan and support the strengthening of Westpac’s risk governance, accountability and culture; • implementing a number of multi-year programs (in addition to the CORE program) that seek to address identified shortcomings and significantly improve Westpac’s management of risks; • two BT MySuper products (AESA MySuper and BT Super MySuper) failing the annual MySuper performance test for the year ended 30 June 2021; if these BT products also fail the next annual performance test, the BT Trustee will be precluded from accepting new MySuper members; • APRA releasing further guidance on capital buffers and the calculation of RWA including for specific asset classes. As part of the proposal, APRA intends to increase the capital conservation buffer from 2.5% to 4.0% and introduce a base level for the countercyclical capital buffer of 1.0%. As a result, the CET1 requirement (comprising the minimum requirement and buffers) for the major banks is proposed to increase from 8% to 10.5% from 1 January 2023; • making changes to the Westpac Board and Executive Team, as outlined in the Remuneration Report (see pages 212 to 233); • following a strategic review of the specialist businesses in 2020: – completing the sale of: Westpac General Insurance Limited and Westpac General Insurance Services Limited to Allianz, Westpac’s Vendor Finance business to Angle Finance and Westpac Lenders Mortgage Insurance Limited to Arch Capital Group; and – announcing the following transactions, which have not yet completed: sale of Westpac’s motor vehicle dealer finance and novated leasing businesses to Angle Finance, sale of Westpac Life-NZ-Limited to Fidelity Life Assurance Company Limited; and sale of Westpac Life Insurance Services Limited to TAL Dai-ichi Life Australia Pty Limited; and • ongoing regulatory changes and developments, which have included changes relating to financial services, superannuation, lending, remuneration, cyber resilience, capital and liquidity, and other regulatory requirements. For a discussion of these matters, please refer to ‘Significant developments’ in Section 1 of the Annual Report, which forms part of this report (see pages 235 to 241). On 1 November 2021, Westpac announced an off- market buy back of up to $3.5 billion. Westpac’s operating performance and progress on our strategic priorities, including the completion of a number of divestments, have contributed to a strong capital position, allowing us to return capital to shareholders. Shareholder participation in the buy-back is voluntary. Westpac reserves the right to vary, suspend or terminate the buy-back at any time. Other than as set out above, the Directors are not aware of any other matter or circumstance that has occurred since 30 September 2021 that has significantly affected or may significantly affect the operations of the Group, the results of these operations or the state of affairs of the Group in subsequent financial years. e)  Business strategies, developments and expected results Our business strategies, prospects and likely major developments in the Group’s operations in future financial years and the expected results of those operations are discussed in the Strategic report (see pages 148 to 174 and in ‘Significant developments’ in Section 1 of the Annual Report (see pages 235 to 241), which forms part of this report. Further information on our business strategies and prospects for the future financial years and likely developments in our operations and the expected results of operations have not been included in this report because the Directors believe it would be likely to result in unreasonable prejudice to us. f)  Risks to our financial performance, position and our operations Our financial position, our future financial results, our operations and the success of our strategy are subject to a range of risks. These risks are set out and discussed in Section 2 of this Annual Report under the section ‘Risk and risk management’, which forms part of this report (see pages 282 to 303).

208 WESTPAC GROUP 2021 ANNUAL REPORT

Directors' report

4. Directors' interests

a) Directors' interests in securities

The following particulars for each Director are set out in the Remuneration Report in Section 10 of the Directors' report for the year ended 30 September 2021 and in the table below:

- their relevant interests in our shares or the shares of any of our related bodies corporate;
- their relevant interests in debentures of, or interests in, a registered scheme made available by us or any of our related bodies corporate;
- their rights or options over shares in, debentures of, or interests in, any registered scheme made available by us or any of our related bodies corporate; and
- any contracts:
  - to which the Director is a party or under which they are entitled to a benefit; and
  - that confer a right to call for or deliver shares in, debentures of, or interests in, a registered scheme made available by us or any of our related bodies corporate.

Directors' interests in Westpac and related bodies corporate as at 31 October 2021

	Number of Relevant Interests in Westpac Ordinary Shares	Number of Westpac Share Rights
Westpac Banking Corporation		
Current Directors		
John McFarlane	40,000	-
Peter King	131,886	380,568[1]
Nerida Caesar	13,583[2]	-
Craig Dunn	15,009	-
Audette Exel AO	4,000	-
Michael Hawker AM	19,252	-
Chris Lynch	13,090[3]	-
Peter Marriott	22,110	-
Peter Nash	15,260	-
Nora Scheinkestel	5,172	
Margaret Seale	10,438[4]	-
Former Directors		
Steven Harker	11,605[5]	-
Alison Deans	15,632[6]	-[6]

1. Share rights issued under the Long Term Variable Reward Plan.
2. As at 30 September 2021, Nerida Caesar's related parties also hold the following interests in registered schemes made available by certain related bodies corporate of Westpac in their capacity as the responsible entity of the registered scheme: (a) 364,032.0377 units in Ironbark Karara Wholesale Plus Aust Small Companies Fund; (b) 255,025.9616 units in PIMCO Wholesale Plus Global Bond Fund; (c) 7,794.8400 units in Fidelity Wholesale Plus Australian Equities Fund; and (d) 97,602.0228 units in Walter Scott Wholesale Plus Global Equity Fund.
3. Chris Lynch and his related bodies corporate also hold relevant interests in 1,137 Westpac Capital Notes 5.
4. Margaret Seale and her related bodies corporate also hold relevant interests in 100 Westpac Capital Notes 7 (WBCPJ).
5. Figure displayed is as at Steven Harker's retirement date of 26 October 2021.
6. Figure displayed is as at Alison Dean's retirement date of 11 December 2020.

Note: Certain subsidiaries of Westpac offer a range of registered schemes. The Directors from time to time invest in these schemes and are required to provide a statement to the ASX when any of their interests in these schemes change. ASIC has exempted each Director from the obligation to notify the ASX of a relevant interest in a security that is an interest in BT Cash Management Trust (ARSN 087 531 539), BT Premium Cash Fund (ARSN 089 299 730), Westpac Cash Management Trust (ARSN 088 187 928) or Advance Cash Multi-Blend Fund (ARSN 094 113 050).

209 WESTPAC GROUP 2021 ANNUAL REPORT Directors’ report b)  Indemnities and insurance Under the Westpac Constitution, unless it is forbidden or would be made void by statute, we indemnify any person who is or has been a Director or Company Secretary of Westpac and of each of our related bodies corporate (except related bodies corporate listed on a recognised stock exchange), any person who is or has been an employee of Westpac or our subsidiaries (except subsidiaries listed on a recognised stock exchange), and any person who is or has been acting as a responsible manager under the terms of an Australian Financial Services Licence of any of Westpac’s wholly- owned subsidiaries against every liability (other than a liability for legal costs) incurred by each such person in their capacity as director, company secretary, employee or responsible manager, as the case may be; and all legal costs incurred in defending or resisting (or otherwise in connection with) proceedings, whether civil or criminal or of an administrative or investigatory nature, in which the person becomes involved because of that capacity. Each of the Directors named in this Directors’ report and the Company Secretary of Westpac has the benefit of this indemnity. Consistent with shareholder approval at the 2000 Annual General Meeting, Westpac has entered into a Deed of Access and Indemnity with each of the Directors, which includes indemnification in identical terms to that provided in the Westpac Constitution. Westpac also executed a deed poll in September 2009 providing indemnification equivalent to that provided under the Westpac Constitution to individuals who are or have been acting as: • statutory officers (other than as a director) of Westpac; • directors and other statutory officers of wholly- owned subsidiaries of Westpac; and • directors and statutory officers of other nominated companies as approved by Westpac in accordance with the terms of the deed poll and Westpac’s Contractual Indemnity Policy. Some employees of Westpac’s related bodies corporate and responsible managers of Westpac and its related bodies corporate are also currently covered by a deed poll that was executed in November 2004, which is on similar terms to the September 2009 deed poll. The Westpac Constitution also permits us, to the extent permitted by law, to pay or agree to pay premiums for contracts insuring any person who is or has been a Director or Company Secretary of Westpac or any of its related bodies corporate against liability incurred by that person in that capacity, including a liability for legal costs, unless: • we are forbidden by statute to pay or agree to pay the premium; or • the contract would, if we paid the premium, be made void by statute. Under the September 2009 deed poll, Westpac also agrees to provide directors’ and officers’ liability insurance to Directors of Westpac and Directors of Westpac’s wholly-owned subsidiaries (except wholly- owned subsidiaries listed on a recognised stock exchange). For the year ended 30 September 2021, the Group has insurance cover which, in certain circumstances, will provide reimbursement for amounts which we have to pay under the indemnities set out above. That cover is subject to the terms and conditions of the relevant insurance, including but not limited to the limit of indemnity provided by the insurance. The insurance policies prohibit disclosure of the premium payable and the nature of the liabilities covered. c)  Shar e rights outstanding As at the date of this report there are 3,624,609 share rights outstanding in relation to Westpac ordinary shares. The latest dates for exercise of the share rights range between 1 October 2022 and 1 October 2035. Holders of outstanding share rights in relation to Westpac ordinary shares do not have any rights under the share rights to participate in any share issue or interest of Westpac or any other body corporate. d)  Pr oceedings on behalf of Westpac No application has been made and no proceedings have been brought or intervened in, on behalf of Westpac under section 237 of the Corporations Act.

210 WESTPAC GROUP 2021 ANNUAL REPORT Directors’ report 5.  En vironmental disclosure The Westpac Group’s environmental framework is made up of: • our Sustainability Strategy; • our Westpac Group Environment Policy and targets; • our Sustainability Risk Management Framework; • our Climate Change Position Statement and 2023 Action Plan; • our positions on certain sensitive sectors; • our Responsible Sourcing Code of Conduct and Responsible Sourcing Program; and • public reporting of our environmental performance. We participate in a number of voluntary initiatives including the Dow Jones Sustainability Index, CDP (formerly known as the Climate Disclosure Project), the Equator Principles, the Principles for Responsible Banking, the Principles for Responsible Investment, the United Nations Global Compact, the RE100 and the Australian Government Climate Active Carbon Neutral Standard. We also review our performance against a number of Environmental, Social and Governance (ESG) benchmarks, including Sustainalytics, MSCI ESG and ISS. We report in line with the recommendations of the Taskforce on Climate-related Financial Disclosures (TCFD). The National Greenhouse and Energy Reporting Act 2007 (NGER) came into effect in September 2007. The Group reports on greenhouse gas emissions, energy consumption and production under the NGER for the period 1 July through 30 June each year. Our operations are not subject to any other significant environmental regulation under any law of the Commonwealth of Australia or of any state or territory of Australia. We may, however, become subject to environmental regulation as a result of our lending activities in the ordinary course of business and we have policies in place to ensure that this potential risk is addressed as part of our normal processes. We are not aware of the Group incurring any material liability (including for rectification costs) under any environmental legislation. Westpac has reported its performance against its 2021 Sustainability Strategy and provides an update in the section titled ‘climate change’ in Section 1 of this Annual Report. Our Sustainability Supplement provides disclosures aligned to the recommendations of the TCFD (see pages 170 to 171). Additional information about our environmental performance, including information on our climate change approach, details of our greenhouse gas emissions profile and environmental footprint, and progress against our environmental targets and carbon neutral program are available on our website at https:// www.westpac.com.au/about-westpac/sustainability/. 6.  Human rights disclosure Westpac’s overall approach to human rights is set out in our Human Rights Position Statement and 2023 Action Plan. This lays out the principles and actions that guide our approach and commitment to respecting human rights in our role as a financial services provider, lender, purchaser of goods and services, employer, and supporter of communities. For example, our Responsible Sourcing Program, including the Responsible Sourcing Code of Conduct and risk assessment methodology is the primary framework for identifying and addressing human rights in our supply chain. The Group is subject to the Commonwealth of Australia’s Modern Slavery Act 2018 (Cth) and the United Kingdom’s Transparency in Supply Chains provisions under the Modern Slavery Act 2015. As required under the Australian and UK legislation, Westpac publishes an annual statement to disclose the steps taken during the year to help prevent modern slavery from occurring within the Group’s operations and supply chain. Westpac published its statement for the 2020 financial year in March 2021. 7.  R ounding of amounts Westpac is an entity to which ASIC Corporations Instrument 2016/191 dated 24 March 2016, relating to the rounding of amounts in directors’ reports and financial reports, applies. Pursuant to this Instrument, amounts in this Directors’ report and the accompanying financial report have been rounded to the nearest million dollars, unless indicated to the contrary. 8.  P olitical engagement In line with Westpac policy, no cash donations were made to political parties during the financial year ended 30 September 2021. In Australia, political expenditure for the financial year ended 30 September 2021 was $137,151. This relates to payment for participation in legitimate political engagement activities where they were assessed to be of direct business relevance to Westpac. Such activities include business observer programs attached to annual party conferences, policy dialogue forums and other political engagement activities, such as speeches and events with industry participants. In New Zealand, political expenditure for the financial year ended 30 September 2021 was NZD$10,321.

WESTPAC GROUP 2021 ANNUAL REPORT 211

Directors' report

9. Directors' meetings

The Westpac Banking Corporation Board met 12 times during the year ended 30 September 2021. In addition, Directors attended Board strategy sessions and special purpose committee meetings during the year.

The following table includes:

- Names of the Directors that held office at any time during, or since the end of the financial year.
- The number of scheduled and unscheduled Board and Board Committee meetings held during the financial year that each Director, as a member of the Board or Board Committee was eligible to attend, and the number of meetings attended by each Director.

The table excludes the attendance of those Directors who attended the Board Committee meetings of which they are not a member.

	Scheduled meetings		Unscheduled meetings[3]		Risk		Legal, Regulatory & Compliance		Audit		Remuneration		Nominations & Governance		Technology	
	Held[1]	Attended[2]	Held[1]	Attended[2]	Held[1]	Attended[2]	Held[1]	Attended[2]	Held[1]	Attended[2]	Held[1]	Attended[2]	Held[1]	Attended[2]	Held[1]	Attended[2]
Director																
John McFarlane[4]	9	9	3	3	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	4	4	n/a	n/a
Peter King[5]	9	9	3	3	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	4	4
Nerida Caesar[6]	9	9	3	3	n/a	n/a	10	10	n/a	n/a	n/a	n/a	n/a	n/a	4	4
Craig Dunn[7]	9	9	3	3	10	10	n/a	n/a	n/a	n/a	8	8	4	4	n/a	n/a
Audette Exel AO[8]	1	1	n/a	n/a	1	1	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	0	0
Steven Harker[9]	9	9	3	3	n/a	n/a	10	10	5	5	6	6	n/a	n/a	n/a	n/a
Michael Hawker AM[10]	8	8	2	2	n/a	n/a	8	7	n/a	n/a	n/a	n/a	3	3	3	3
Chris Lynch[11]	9	9	3	3	10	10	n/a	n/a	5	5	n/a	n/a	n/a	n/a	n/a	n/a
Peter Marriott[12]	9	9	3	3	10	10	10	10	5	5	n/a	n/a	4	4	4	4
Peter Nash[13]	9	9	3	3	10	10	10	10	5	5	n/a	n/a	4	4	n/a	n/a
Nora Scheinkestel[14]	6	6	n/a	n/a	6	6	n/a	n/a	n/a	n/a	5	5	n/a	n/a	n/a	n/a
Margaret Seale[15]	9	9	3	3	5	5	10	10	n/a	n/a	8	8	2	2	n/a	n/a
Former Director																
Alison Deans[16]	2	2	2	2	2	2	n/a	n/a	n/a	n/a	3	2	1	1	1	1

1. The number of scheduled meetings held during the time the Director was a member of the Board or Board Committee.
2. The number of scheduled Board or Committee meetings that the Director attended as a member.
3. Out of cycle meetings normally called for a special purpose that do not form part of the Board's forward agenda.
4. Chairman of the Board and Chairman of the Board Nominations & Governance Committee.
5. Retired as a member of the Board Technology Committee on 1 September 2021.
6. Member of the Board Legal, Regulatory & Compliance Committee and the Board Technology Committee.
7. Chairman of the Board Remuneration Committee. Member of the Board Risk Committee and Board Nominations & Governance Committee.
8. Appointed as a Director and member of the Board Risk Committee and the Board Technology Committee on 1 September 2021.
9. Appointed as a member of the Board Remuneration Committee on 1 December 2020. Member of the Board Audit Committee and Board Legal, Regulatory & Compliance Committee. Retired as a Director on 26 October 2021.
10. Appointed as a Director and member of the Board Legal, Regulatory & Compliance Committee and Board Technology Committee on 1 December 2020. Appointed as Chairman of the Board Technology Committee and as a member of the Board Nominations & Governance Committee on 11 December 2020.
11. Member of the Board Audit Committee and Board Risk Committee.
12. Chairman of the Board Risk Committee and member of the Board Legal, Regulatory & Compliance Committee, Board Audit Committee, Board Nominations & Governance Committee and Board Technology Committee.
13. Chairman of the Board Audit Committee and member of the Board Risk Committee, Board Legal, Regulatory & Compliance Committee and Board Nominations & Governance Committee. Ceased to be the Chairman of the Board Legal, Regulatory & Compliance Committee on 1 April 2021.
14. Appointed as a Director and member of the Board Risk Committee and Board Remuneration Committee on 1 March 2021.
15. Appointed as Chairman of the Board Legal, Regulatory & Compliance Committee and as a member of the Board Risk Committee and Board Nominations & Governance Committee on 1 April 2021. Member of the Board Remuneration Committee.
16. Retired as a Director following the completion of the 2020 Annual General Meeting.

212 WESTPAC GROUP 2021 ANNUAL REPORT Directors’ report Our remuneration framework will continue to play a key role in supporting the strategic priorities and driving performance and outcomes for all of our stakeholders. 2021 remuneration outcomes In making this year's remuneration decisions, the Board has sought to reflect and balance performance, risk and shareholder outcomes. In doing so, the Board has taken into account the impact of historical issues, including further remediation provisions, asset write-downs and litigation. It has balanced these disappointing outcomes, with the good progress made on Westpac’s strategic priorities by the renewed Executive team. It is critical that we measure and reward the organisation's progress in transforming the company and addressing past issues – as this will ultimately drive shareholder value. Unfortunately, as we work through the Fix and Simplify priorities, some new unknown issues from the past have surfaced, and costs of other historical issues have increased or become clearer. The culture we are building encourages the identification and effective rectification of issues along with establishing controls to stop them happening again – and this should be recognised. It is also important, where possible, that we hold relevant executives accountable for such issues, when they bear accountability, as we do through the application of consequences including individual remuneration adjustments. In summary, key remuneration outcomes for 2021 include: • The CEO's 2021 Short Term Variable Reward (STVR) outcome was 47% of the maximum opportunity; • The average 2021 STVR outcome for Group Executives was 48% of the maximum opportunity, with outcomes ranging from 0% to 70%; • The 2018 Long Term Variable Reward (LTVR) lapsed in full for the sixth consecutive year; • Remuneration adjustments were applied to two former Group Executives for risk and compliance outcomes resulting in reductions to 2021 STVR; 10. R emuneration Report Letter from the Chairman of the Board Remuneration Committee Directors’ report Dear shareholders, On behalf of the Board, I am pleased to present Westpac’s 2021 Remuneration Report. Group performance and strategic priorities 2021 was a year of renewal focused on our strategy to Fix, Simplify and Perform. This Annual Report outlines our progress on these strategic priorities, which have been central to how we have measured and rewarded performance this year. The COVID-19 pandemic has continued to have a profound impact on all areas of society. Westpac has been proud to deliver a range of measures for our customers to help provide a level of support and certainty, including repayment deferrals, certain fee waivers and low interest loans. Westpac's result this year, with reported net profit up 138% and cash earnings up 105%, has been mostly due to two factors: a reduction in notable items (large infrequent items that do not reflect ongoing operations) and a $3.8 billion turnaround in impairment charges. On a cash earnings basis, our underlying operating performance (earnings before impairment charges and notable items) was down on 2020, and finished 5% below the target agreed with the Board at the beginning of the year. Pleasingly, we restored mortgage growth through the year, though margins were down from very low interest rates and strong competition and, as a result, net interest income was lower. To drive improved earnings, we have established a cost reset program targeting a cost base of $8 billion by 2024, although operating costs (excluding notable items) were higher this year, up 8% given the Fix agenda and higher volumes, including COVID-19 assistance. Variable reward payments were also higher recognising the remuneration decisions made by the Board in 2020 to reflect collective accountability for the AUSTRAC matter. Although we have made good progress on implementing our strategic priorities, particularly simplifying our business, more issues have emerged as we have worked to improve our management of risk and delved deeper into our processes. These have included additional regulatory actions and investigations, weaknesses in our calculation of liquidity ratios and further remediation provisions. This has been disappointing – clearly, we have more to do. 2021 was a year of renewal focused on Fix, Simplify and Perform.

213 WESTPAC GROUP 2021 ANNUAL REPORT Directors’ report • A range of remuneration and other consequences were applied to other current and former employees in relation to the potential fraud by Forum Finance; • Two Group Executives received total target remuneration increases reflecting increased scope and accountability in their expanded roles; and • Total realised remuneration by the CEO and Group Executives was higher year on year given the cancellation of 2020 STVR to demonstrate collective accountability for the outcomes that led to the AUSTRAC proceedings. A summary of remuneration decisions and outcomes for 2021 is set out following this letter, along with a summary of executive appointments and exit arrangements. In addition, the Board reviewed the CEO's target remuneration package for 2022 and determined an increase of 3% to align with market. Further details will be included in the Notice of the 2021 Annual General Meeting. The Board also determined that one other Group Executive will receive an increase of 4% to their 2022 target remuneration package to align with market. Future direction Executive remuneration structure review Amidst the changing environment, the Group continued its review of the executive remuneration structure. The key objective of the review is to ensure that our remuneration structure continues to support Westpac's strategy, as well as our remuneration strategy and principles, while meeting the requirements of APRA's Prudential Standard CPS 511 (Remuneration). A key focus is to support further alignment to the long term interests of shareholders and provide market competitive remuneration. The minimum shareholding requirement will also be updated as part of the review. In the interim, any shares that may be delivered to the CEO and Group Executives through LTVR grants from 2022 onwards are only able to be sold to meet tax obligations, until their minimum shareholding requirement is met. In addition, the CEO has made a commitment to not sell any Westpac shareholdings while he is below his minimum shareholding requirement, except for the purpose of meeting tax obligations. We look forward to continuing to engage with shareholders on the review. Environmental, social and governance focus Westpac recognises the importance of integrating how we address environmental, social and governance (ESG) issues in the remuneration framework and ensuring that it supports and enables progress in these areas. This is currently achieved through the inclusion of certain measures in the Group STVR scorecard which are aligned to the ESG related priorities integrated in our strategy. The modifier also includes reference to aspects of our ESG priorities and for 2022, the modifier will include an explicit component for climate related priorities. On behalf of the Board, I invite you to read our Remuneration Report and welcome your feedback. I hope you find the summaries on the following page to be a useful reference when reading the broader Report. Craig Dunn, Chairman Board Remuneration Committee In this Report 1. K ey Management Personnel 215 2. Summary of the 2021 executive remuneration framework 216 3. 20 21 remuneration outcomes and alignment to performance 218 4. Further detail on the executive variable reward structure 222 5. R emuneration governance 224 6. Non-e xecutive Director remuneration 226 7. S tatutory remuneration details 227

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Summary of remuneration decisions and actions

Chief Executive Officer	• The CEO's target remuneration package remained in line with the prior year comprising fixed remuneration of $2,400,000[1], target STVR of $2,400,000 (which may be awarded at between 0% and 150% of target depending on performance) and LTVR of $3,200,000. This represents a 10.7% reduction relative to the former CEO. • In 2021, the CEO received $2.40 million in fixed remuneration, $0.84 million in cash STVR and $0.17 million in deferred STVR awarded in prior years that vested during the year, equalling $3.41 million in total realised remuneration (i.e. take home pay). • The CEO's 2021 STVR outcome is 47% of maximum opportunity. • The 2018 LTVR outcome is zero. The LTVR lapsed in full because the relative TSR and cash ROE hurdles were not achieved.
Group Executives	• The average 2021 STVR outcome for Group Executives was 48% of maximum opportunity, with outcomes ranging from 0% to 70%. • A total target remuneration increase of 11% was approved for Chris de Bruin in line with the increased scope and accountability associated with his new role in merging and leading the Consumer & Business Bank. • A total target remuneration increase of 11% was approved for Les Vance in line with the increased scope and accountability including Financial Crime Operations, the integrated plan under the Enforceable Undertaking and the Customer Outcomes and Risk Excellence (CORE) program.
Non-executive Directors	• There was no change to Non-executive Director base fees, which have not increased since 1 October 2014.
All employees	• Remuneration arrangements continued to be refined including the removal of short term variable reward for certain employee groups. Over 14,000 employees will progressively transition to fixed remuneration arrangements without any variable reward by the end of 2022. • The Group managed 1,306 employee conduct matters in Australia in 2021, of which 95 employees exited the business and 828 employees were subject to formal disciplinary outcomes.

Summary of appointment and exit arrangements

New Executives	Appointment arrangements
Scott Collary Chief Operating Officer	• Total target remuneration of $4,700,000[1] comprised of 26% fixed remuneration, 26% STVR and 48% LTVR. • Pro rata 2021 LTVR grant. • Buy out award[2] comprising cash and equity components totalling $2,153,360. • Relocation benefits.
Chris de Bruin Chief Executive, Consumer & Business Banking	• Total target remuneration of $4,500,000[1] comprised of 26% fixed remuneration, 26% STVR and 48% LTVR. Total target remuneration was subsequently increased by 11% reflecting his new role in merging and leading the Consumer & Business Bank. • Pro rata 2021 LTVR grant. • Buy out award[2] comprising cash and equity components totalling $1,845,570. • Relocation benefits.
Anthony Miller Chief Executive, Westpac Institutional Bank	• Total target remuneration of $4,500,000[1] comprised of 26% fixed remuneration, 26% STVR and 48% LTVR. • Pro rata 2021 LTVR grant. • Buy out award[2] comprising cash and equity components totalling $5,717,540.

Former Executives	Exit arrangements[3]
Guil Lima Chief Executive, Business	• Received contractual requirements in line with retrenchment. • Unvested equity remains on foot. • Eligible for 2021 STVR on a pro rata basis.
David McLean Chief Executive Officer, Westpac New Zealand	• Received contractual requirements in line with retirement. • Unvested equity remains on foot. • Eligible for 2021 STVR on a pro rata basis.
Gary Thursby Acting Chief Information Officer	• Received contractual requirements in line with retrenchment. • Unvested equity remains on foot. • Not eligible for 2021 STVR.

1. Excludes the increase to the superannuation guarantee rate from 9.5% to 10% effective 1 July 2021.
2. Provided in exceptional circumstances to compensate external hires for remuneration foregone from their previous employer on resignation to join Westpac. Awards reflect the vesting profile at the previous employer and are subject to continued service and adjustment.
3. Refer to Section 5.4 for an overview of employment agreements including termination provisions.

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1. Key Management Personnel

The remuneration of KMP is disclosed in the Report. In 2021, KMP comprised the CEO, Group Executives and Non-executive Directors as set out in the table below. Disclosures related to former KMP that ceased in 2020 are included in the 2020 Annual Report.

KMP is defined as those persons having authority and responsibility for planning, directing and controlling the activities of an entity, directly or indirectly, including any director (whether executive or otherwise) of that entity.

Name	Position	Term as KMP
Managing Director & Chief Executive Officer		
Peter King	Managing Director & Chief Executive Officer	Full Year
Group Executives		
Scott Collary[1]	Chief Operating Officer	Commenced in KMP role on 2 November 2020
Chris de Bruin[2]	Chief Executive, Consumer & Business Banking	Commenced in KMP role on 4 January 2021
Carolyn McCann	Group Executive, Customer & Corporate Relations	Full Year
Anthony Miller	Chief Executive, Westpac Institutional Bank	Commenced in KMP role on 19 October 2020
Christine Parker	Group Executive, Human Resources	Full Year
Simon Power	Acting Chief Executive Officer, Westpac New Zealand	Commenced in KMP role on 26 June 2021
Michael Rowland	Chief Financial Officer	Full Year
David Stephen	Chief Risk Officer	Full Year
Les Vance	Group Executive, Financial Crime, Compliance & Conduct	Full Year
Jason Yetton[3]	Chief Executive, Specialist Businesses & Group Strategy	Full Year
Former Group Executives		
Richard Burton	Acting Chief Executive, Consumer	Ceased in KMP role on 31 January 2021
Guil Lima	Chief Executive, Business	Ceased in KMP role on 22 March 2021
David McLean	Chief Executive Officer, Westpac New Zealand	Ceased in KMP role on 25 June 2021
Gary Thursby	Acting Chief Information Officer	Ceased in KMP role on 23 November 2020
Alastair Welsh	Acting Group Executive, Enterprise Services	Ceased in KMP role on 23 November 2020
Curt Zuber	Acting Chief Executive, Westpac Institutional Bank	Ceased in KMP role on 19 October 2020
Current Non-executive Directors		
John McFarlane	Chairman	Full Year
Nerida Caesar	Director	Full Year
Craig Dunn[4]	Director	Full Year
Audette Exel AO[5]	Director	Commenced in KMP role on 1 September 2021
Steven Harker[6]	Director	Full Year
Michael Hawker AM[7]	Director	Commenced in KMP role on 1 December 2020
Chris Lynch	Director	Full Year
Peter Marriott	Director	Full Year
Peter Nash	Director	Full Year
Nora Scheinkestel[8]	Director	Commenced in KMP role on 1 March 2021
Margaret Seale	Director	Full Year
Former Non-executive Director		
Alison Deans	Director	Retired on 11 December 2020 following completion of the 2020 Annual General Meeting

1. Scott Collary commenced as a Group Executive on 2 November 2020 and assumed responsibility for the Chief Operating Office on 23 November 2020. Alastair Welsh and Gary Thursby continued in their respective Acting Group Executive roles until 23 November 2020.
2. Chris de Bruin commenced as Group Executive on 4 January 2021 and assumed responsibility for the Consumer division on 1 February 2021. Chris de Bruin was appointed Chief Executive, Consumer & Business Banking on 22 March 2021. Richard Burton continued in the Acting Chief Executive, Consumer role until 31 January 2021.
3. Jason Yetton's title was changed from Chief Executive, Specialist Businesses, Strategy & Transformation to Chief Executive, Specialist Businesses & Group Strategy on 14 December 2020. Jason's total target remuneration was not changed.
4. Craig Dunn will retire from the Board following the 2021 Annual General Meeting.
5. Audette Exel was appointed as a Non-executive Director on 1 September 2021.
6. Steven Harker retired from the Board on 26 October 2021.
7. Michael Hawker was appointed as a Non-executive Director on 1 December 2020.
8. Nora Scheinkestel was appointed as a Non-executive Director on 1 March 2021.

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2. Summary of the 2021 executive remuneration framework

Our purpose and strategy are supported by our remuneration strategy, principles and frameworks.

Westpac's purpose and strategy

Westpac's purpose is to help Australians and New Zealanders succeed. Our strategy seeks to deliver on our purpose by building deep and enduring customer relationships, being a leader in the community, being a place where the best people want to work and, in so doing, delivering sustainable returns for shareholders.

In delivering our strategy, we have three priorities that help guide our activities:

- Fix;
- Simplify; and
- Perform.

Remuneration strategy

Westpac's remuneration strategy is designed to attract and retain talented employees by rewarding them for achieving high performance and delivering superior long-term results for our customers and shareholders, while adhering to sound risk management and governance principles.

Remuneration principles

The remuneration strategy is underpinned by the following principles:

- align remuneration with customer and shareholder interests;
- support an appropriate risk culture and employee conduct;
- differentiate pay for behaviour and performance in line with our vision and strategy;
- provide market competitive and fair remuneration;
- enable recruitment and retention of talented employees;
- provide the ability to risk-adjust remuneration; and
- be simple, flexible and transparent.

Executive remuneration framework

Fixed remuneration	STVR	LTVR
Purpose		
Attract and retain high quality executives through market competitive and fair remuneration.	Ensure a portion of remuneration is variable, at-risk and linked to the delivery of agreed plan targets for financial and non-financial measures that support Westpac's strategic priorities. The STVR outcome can range from 0% to 100% of target depending on performance relative to targets agreed at the beginning of the year, or exceed 100% (up to a maximum of 150% of target) when exceptional performance is achieved.	Align executive accountability and remuneration with the long-term interests of shareholders by rewarding the delivery of sustained Group performance over the long term.
Delivery		
Comprises cash salary, salary sacrificed items and superannuation contributions.	Awarded in cash (50%) and restricted shares[1] (50%) based on an assessment of performance over the preceding year. Restricted shares vest in equal portions after one and two years following grant subject to continued service and adjustment.	Awarded in performance share rights which vest after four years subject to the achievement of a relative Total Shareholder Return (TSR) performance hurdle, continued service and adjustment.
Alignment to performance		
Set with reference to market benchmarks in the financial services industry in Australia and globally as well as the size, responsibilities and complexity of the role, and the skills and experience of the executive. Individual performance impacts fixed remuneration adjustments.	Performance is assessed using a scorecard comprising: • a values and behaviours assessment against Westpac's values; • financial and non-financial measures linked to Westpac's key strategic priorities; and • a modifier to support the adjustment of the outcome, upwards or downwards (including to zero), for risk and reputation matters, people management matters and any other matters as determined by the Board.	Performance is assessed against relative TSR which is a comparative measure of Westpac's performance relative to that of peers (measured over four years).
Alignment to shareholders		
Minimum shareholding requirements equivalent to five times annual fixed remuneration excluding superannuation for the CEO and $1.2 million for Group Executives. These requirements must be satisfied within five years of appointment.	Half of the STVR award is deferred into equity for a period of up to two years to support alignment with shareholders over the medium term.	The LTVR is delivered in equity and the relative TSR performance hurdle is aligned to long-term shareholder returns and value creation.

1. The Group Executives outside of Australia receive deferred STVR as unhurdled share rights.

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2.1. Risk

Westpac's remuneration arrangements are designed and managed to support effective risk management, the generation of appropriate risk-based returns and the risk profile associated with our businesses which incorporate products with varying complexity and maturity profiles.

- **Remuneration outcomes:** The performance of the Group and each division is reviewed and measured with reference to how risk is managed in line with Westpac's Risk Appetite Statement and the results influence remuneration outcomes. The key risks that are considered include strategic risk, risk culture, operational risk, compliance and conduct, financial crime, cyber risk, reputational and sustainability risk, capital adequacy, funding and liquidity risk, credit risk and market risk. In addition, STVR outcomes are influenced by relevant risk-related matters through the Board's application of the scorecard modifier, which is informed by risk and compliance input independent of the business or functional area.
- **Variable reward pool:** The Board determines the size of the variable reward pool each year. This is based on the Group's performance for the year and an assessment of how profit should be shared between shareholders and employees while retaining sufficient capital for growth. A broad range of non-financial measures including customer outcomes, talent retention and market competitiveness are considered when determining the pool.
- **Mandatory risk and compliance requirements:** Individuals are only eligible to receive a fixed remuneration adjustment, STVR and LTVR where an individual has satisfied minimum requirement gates which require that behaviours are in line with Westpac's Values and Code of Conduct and that the individual has met the risk and compliance requirements for their role and business.
- **Remuneration adjustments for prior period matters:** The Board may adjust all forms of unvested deferred variable reward downward, including to zero, for matters arising from a prior period if circumstances or information come to light which mean that in the Board's view all or part of the award was not appropriate. Having decided that a downward adjustment is appropriate and determined the amount of any adjustment, typically the Board will first apply that adjustment against the STVR for the current performance period. In instances where an adjustment to current year STVR is insufficient or unavailable, the Board may apply the adjustment to unvested deferred variable reward. Clawback provides an additional mechanism to recover vested deferred variable reward in certain limited circumstances for awards made in respect of performance periods commencing on or after 1 October 2019. It is the Board's current intention that clawback will only be considered for relevant conduct that occurred on or after 1 October 2019.

2.2. 2021 target remuneration mix[1]


Chief Executive Officer
40% LTVR
30% fixed remuneration
15% STVR (cash component)
15% STVR (deferred component)


Group Executives[2]
48% LTVR
26% fixed remuneration
13% STVR (cash component)
13% STVR (deferred component)

1. Based on target STVR and LTVR (face value). Variation in the target remuneration mix by individual may apply.
2. Excludes Control Function Group Executives with a target remuneration mix comprised of 32% fixed remuneration, 24% STVR and 44% LTVR. This applies to the Group Executive, Customer & Corporate Relations, the Group Executive, Financial Crime, Compliance & Conduct, the Chief Financial Officer, the Group Executive, Human Resources and the Chief Risk Officer.

2.3. Timeline of potential remuneration


2021
2022
2023
2024
2025
Fixed remuneration
Cash STVR award (50%)
Deferred STVR award (25%)
Deferred STVR award (25%)
LTVR award subject to relative TSR performance (100%) – measured over 4 years
Date paid
Date granted
Date eligible for vesting

218 WESTPAC GROUP 2021 ANNUAL REPORT Directors’ report 3. 2021 remuneration outcomes and alignment to performance 3.1. Snapshot of 2021 remuneration outcomes 2021 STVR The CEO's 2021 STVR outcome was 47% of the maximum opportunity. The average 2021 STVR outcome for Group Executives was 48% of the maximum opportunity, with outcomes ranging from 0% to 70%. Further detail on performance and individual outcomes is set out in Section 3.5 (2021 STVR and Group Scorecard) and Section 3.6 (Variable reward awarded for 2021). 2018 LTVR There is a zero vesting outcome under Westpac’s LTVR plan for the CEO and Group Executives in 2021. The performance hurdles, comprising relative TSR and cash ROE1, were not achieved and the 2018 LTVR award lapsed in full. The table below shows the vesting outcome for the 2018 LTVR award to the CEO and Group Executives that reached the end of its performance period in 2021. Performance hurdle Performance start date Test date Performance range Outcome % Vested % Lapsed Threshold Maximum TSR (50% of award) 1 October 2017 1 October 2021 Equal to composite TSR index Exceeds composite TSR index by 21.55 (i.e. 5% CAGR2) Westpac: (1.939%) Index: 13.895% 0% 100% ROE (50% of award) 1 October 2017 1 October 20213 13.25% 14.25% 9.05% 0% 100% 1. Cash ROE is return on equity on a cash earnings basis. Cash earnings is not prepared in accordance with accounting standards and has not been subject to audit. Refer to Note 2 to the Financial Statements for a description of cash earnings. 2. C ompound annual growth rate. 3. T he cash ROE hurdled performance share rights reached the end of their performance period on 30 September 2020 and were subject to an additional one year holding lock through to 30 September 2021. 3.2. Gr oup performance The table below summarises Group key performance indicators and variable reward outcomes over the last 5 years. Years ended 30 September 2021 2020 2019 2018 2017 CEO STVR award (% of maximum) 47% 0% 0% 52% 74% Average Group Executive STVR (% of maximum) 48% 0% 37% 58% 73% LTVR award (% vested) 0% 0% 0% 0% 0% Cash earnings1 ($m) 5,352 2,608 6,849 8,065 8,062 Statutory earnings ($m) 5,458 2,290 6,784 8,095 7,990 Economic profit2 ($m) 768 (3,579) 1,619 3,444 3,774 Cash ROE2 7.55% 3.83% 10.75% 13.00% 13.77% TSR – three years 1.18% (35.43%) 15.33% 8.27% 11.79% TSR – five years 10.34% (27.87%) 14.58% 25.67% 81.32% Dividends per Westpac share (cents) 60 31 174 188 188 Cash earnings per Westpac share1 $1.46 $0.73 $1.98 $2.36 $2.40 Share price – high $27.12 $29.81 $30.05 $33.68 $35.39 Share price – low $16.51 $13.47 $23.30 $27.24 $28.92 Share price – close $26.00 $16.84 $29.64 $27.93 $31.92 0% 20% 40% 60% 80% 100% STVR award (% of maximum) 0 2,000 4,000 6,000 8,000 Cash earnings ($m) 2017 Cash earnings ($m) CEO STVR award (% of maximum) Return on equity (%) LTVR award (% vested) 2018 2019 2020 2021 2017 2018 2019 2020 2021 0% 20% 40% 60% 100% 80% 0% 2% 4% 6% 8% 10% 12% 14% 16% LTVR award (% vested) Return on equity -40% -20% 0% 20% 40% 80% 60% Total shareholder return Oct 16 Oct 17 Oct 18 Oct 19 Oct 20 Oct 21 Peer 1 Peer 2 Peer 3 Westpac Cash earnings and CEO STVR award (2017 to 2021) Return on equity and LTVR vesting (2017 to 2021) Total shareholder return (1 October 2016 to 30 September 2021) 1. Cash earnings is not prepared in accordance with AAS and has not been subject to audit. Refer to Note 2 to the Financial Statements for a description of cash earnings. 2. E conomic profit and cash ROE is derived from cash earnings.

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3.3. Total realised remuneration – Chief Executive Officer and Group Executives (000) (unaudited)

The table below details the actual remuneration paid[1] and equity that vested[2] in 2021 and 2020.

Name	Fixed remuneration $	Cash STVR payments $	Vesting of prior year deferred STVR awards $	Vesting of prior year LTVR awards $	Total realised remuneration $	Prior year LTVR lapsed $
Managing Director & Chief Executive Officer						
Peter King, Managing Director & Chief Executive Officer						
2021	2,403,149	840,000	169,680	-	3,412,829	2,043,148
2020	2,120,582	-	294,003	-	2,414,585	1,478,000
Group Executives						
Scott Collary, Chief Operating Officer[3]						
2021	1,123,350	444,500	-	-	1,567,850	-
2020	Not a KMP in 2020					
Chris de Bruin, Chief Executive, Consumer & Business Banking[3]						
2021	941,648	467,500	-	-	1,409,148	-
2020	Not a KMP in 2020					
Carolyn McCann, Group Executive, Customer & Corporate Relations						
2021	901,181	285,000	101,083	-	1,287,264	318,535
2020	809,655	-	152,968	-	962,623	-
Anthony Miller, Chief Executive, Westpac Institutional Bank[3]						
2021	1,122,518	392,000	-	-	1,514,518	-
2020	Not a KMP in 2020					
Christine Parker, Group Executive, Human Resources						
2021	1,001,312	320,000	163,708	-	1,485,020	1,628,097
2020	945,609	-	258,908	-	1,204,517	1,082,000
Simon Power, Acting Chief Executive Officer, Westpac New Zealand[3]						
2021	200,897	82,066	-	-	282,963	-
2020	Not a KMP in 2020					
Michael Rowland, Chief Financial Officer						
2021	1,201,574	405,000	-	-	1,606,574	-
2020	101,149	-	-	-	101,149	-
David Stephen, Chief Risk Officer[4]						
2021	1,802,362	439,000	242,181	-	2,483,543	4,788,645
2020	1,806,897	-	163,678	-	1,970,575	-
Les Vance, Group Executive, Financial Crime, Compliance & Conduct						
2021	959,331	278,500	-	-	1,237,831	-
2020	263,115	-	-	-	263,115	-
Jason Yetton, Chief Executive, Specialist Businesses & Group Strategy						
2021	1,177,574	617,000	-	-	1,794,574	-
2020	463,391	-	-	-	463,391	-
Former Group Executives						
Richard Burton, Acting Chief Executive, Consumer[3]						
2021	281,085	127,500	-	-	408,585	-
2020	249,922	-	-	-	249,922	-
Guil Lima, Chief Executive, Business[3]						
2021	546,666	68,726	-	-	615,392	-
2020	968,888	-	-	-	968,888	-
David McLean, Chief Executive Officer, Westpac New Zealand[3]						
2021	747,731	-	246,825	-	994,556	1,740,843
2020	1,025,640	-	354,552	-	1,380,192	1,157,000
Gary Thursby, Acting Chief Information Officer[3,5]						
2021	179,081	-	252,615	-	431,696	1,396,686
2020	1,179,081	120,000	247,802	-	1,546,883	1,010,000
Alastair Welsh, Acting Group Executive, Enterprise Services[3]						
2021	121,402	42,000	70,153	-	233,555	-
2020	834,050	-	75,794	-	909,844	-
Curt Zuber, Acting Chief Executive, Westpac Institutional Bank[3]						
2021	66,955	-	-	-	66,955	-
2020	295,609	-	-	-	295,609	-

1. Excluding contractual provisions relating to termination.
2. Equity that vested in October 2021 is included in the 2021 figures. Equity that vested in October 2020 is included in the 2020 figures. The value of deferred STVR and LTVR is based on the number of restricted shares or share rights multiplied by the five day VWAP up to and including the scheduled date of vesting, forfeiture or lapse (as relevant). The value of equity differs from the disclosure in Section 7.
3. The information relates to the period the individual was a KMP. Refer to Section 1 for further details.
4. David Stephen's prior year LTVR lapsed represents a portion of his buy out award which was subject to the 2018 LTVR performance hurdles and vesting criteria.
5. In 2020, Gary Thursby received a cash payment relating to the divestment of part of the BT Financial Group and the Wealth Reset.

3.4. Buy out awards paid or vested during 2021

In addition, the following buy out awards were paid or vested under the Restricted Share Plan during the year: Scott Collary received a cash buy out of $780,000, Chris de Bruin received a cash buy out of $649,660, Anthony Miller received a cash buy out of $920,050, David Stephen had 32,581 restricted shares vest in March 2021 and Guil Lima had 10,963 and 8,729 restricted shares vest in October 2020 and March 2021 respectively.

220 WESTPAC GROUP 2021 ANNUAL REPORT Directors’ report 3.5. 2021 short term variable reward and Group scorecard The Group’s priorities are set out in the Group scorecard, which forms part of the CEO’s scorecard and is cascaded to Group Executive scorecards in combination with other divisional measures. The Board’s preference is to make any discretionary adjustments within each focus area of the scorecard where the initial score is not considered to appropriately reflect performance. The discretion applied by the Board reflects performance and risk outcomes for the year along with the outcomes experienced by our key stakeholders. Performance measures and targets were not adjusted to reflect the continuing impacts of COVID-19. The measures and weightings of the Fix focus area were agreed with APRA as part of the Enforceable Undertaking. A summary of the performance assessment is provided below. Further detail is set out throughout this Annual Report. Group scorecard - short term variable reward Focus area outcome Fix (30%) Performance measurement is based on delivery of the Customer Outcomes and Risk Excellence (CORE) Integrated Plan and measured by committed activities and associated outcomes. • Established the CORE Program and the Integrated Plan was approved by APRA. The foundation for a successful program is in place and currently tracking to plan. • The Group’s cultural transformation, through our Culture Reset program, delivered good progress. The Organisational Health Index score exceeded targets (74 vs. 72). • Further improved the stability of our technology environment, notwithstanding the Panorama outage. • Certain Group risks returned within appetite and key non-financial risk metrics demonstrated progress, including a considerable reduction in outstanding High Risk Issues and improved financial crime capability. • Significant risk incidents arose: APRA’s Prudential Standards on liquidity, potential fraud by Forum Finance, ASIC proceedings in relation to the 2016 Ausgrid transaction and the Reserve Bank of New Zealand requiring reviews into risk governance practices. 0% 100% 50% 150% 0% 100% Zero Maximum 40% of maximum outcome contributing 12% to maximum STVR Simplify (20%) Performance measurement is based on the exit of non-core businesses and consolidating international operations, embedding the Lines of Business operating model, using data and technology to transform the customer experience and reducing systems and technology complexity. • Completed the sale of four businesses, with three further businesses under sale agreements. The proposed sale of Westpac Pacific was not supported by PNG regulators. • Closed two international offices with a further three currently in the process of winding down by the end of 2022. • Closed over 284 products and launched an end-to-end digital mortgage experience to speed up the application process for customers. • Completed the migration of BT Wrap to Panorama taking total funds under administration on Panorama to over $100 billion. • Continued to embed the Lines of Business operating model which is operating well with improved accountability and decision making. Zero Maximum 0% 100% 0% 150% 100% 50% 57% of maximum outcome contributing 12% to maximum STVR Perform (50%) Performance measurement is based on enhancing financial returns and optimising capital, growth in key markets, resetting the cost base and providing market leading customer service. • Cash earnings up by 105% (above $5.2bn target). Core earnings (excluding notable items) down on 2020 and below target by 5%. Cash return on equity of 7.55%, up from 3.83%. • Established our cost reset program targeting a cost base of $8 billion by 2024, though operating costs (excluding notable items) exceeded target by 8%. • Net growth in Australian mortgages was $14.7bn (2020: -$8.3bn). 2H21 Australian mortgage settlements were in line with major bank system growth. • Provided support to customers throughout COVID, including over 200,000 deferral packages. Targets for Net Promoter Scores were not met and Consumer bank scores lagged major bank peers for the year. • Further developed our ESG plan with a particular focus on developing our approach to climate change and plans to reach net zero. Zero Maximum 150% 50% 0% 100% 150% 100% 50% 47% of maximum outcome contributing 23% to maximum STVR Overall Group scorecard performance assessment 47% of maximum STVR

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3.6. Variable reward awarded for 2021 (unaudited)

The table below shows the variable reward awarded to the CEO and Group Executives for 2021, including:

- STVR outcomes for 2021 (including the cash and deferred equity components); and
- equity granted under the 2021 LTVR plan[1].

The final value of equity received will depend on the share price at the time of vesting and the number of restricted shares or share rights that vest subject to performance hurdles (where applicable), continued service and remuneration adjustments. The value of equity differs from the disclosure in Section 7 which provides the annualised accounting value for unvested equity awards prepared in accordance with accounting standards.

					2021 LTVR award
Name	**Maximum STVR opportunity (pro rata) ($)**	**STVR award (% of maximum)**	**STVR outcome ($)**	**Maximum STVR foregone ($)**	**Face value[1] (pro rata) ($)**
Managing Director & Chief Executive Officer					
Peter King	3,600,000	47%	1,680,000	1,920,000	3,200,000
Group Executives					
Scott Collary[2]					
Chief Operating Officer	1,676,404	53%	889,000	787,404	2,062,500
Chris de Bruin[2]					
Chief Executive, Consumer & Business Banking	1,402,911	67%	935,000	467,911	1,721,575
Carolyn McCann					
Group Executive, Customer & Corporate Relations	1,005,000	57%	570,000	435,000	1,230,000
Anthony Miller[2]					
Chief Executive, Westpac Institutional Bank	1,675,582	47%	784,000	891,582	2,060,417
Christine Parker					
Group Executive, Human Resources	1,200,000	53%	640,000	560,000	1,562,000
Simon Power[2]					
Acting Chief Executive Officer, Westpac New Zealand	307,850	53%	164,133	143,717	67,298
Michael Rowland					
Chief Financial Officer	1,350,000	60%	810,000	540,000	1,700,000
David Stephen					
Chief Risk Officer	2,025,000	43%	878,000	1,147,000	2,559,375
Les Vance					
Group Executive, Financial Crime, Compliance & Conduct	1,070,959	52%	557,000	513,959	1,303,288
Jason Yetton					
Chief Executive, Specialist Businesses & Group Strategy	1,762,500	70%	1,234,000	528,500	2,150,000
Former Group Executives					
Richard Burton[2]					
Acting Chief Executive, Consumer	424,603	60%	255,000	169,603	141,534
Guil Lima[2]					
Chief Executive, Business	824,712	17%	137,452	687,260	2,072,500
David McLean[2]					
Chief Executive Officer, Westpac New Zealand	1,123,879	0%	0	1,123,879	1,845,791
Gary Thursby[2]					
Acting Chief Information Officer	518,116	-	-	-	-
Alastair Welsh[2]					
Acting Group Executive, Enterprise Services	182,959	46%	84,000	98,959	60,986
Curt Zuber[2]					
Acting Chief Executive, Westpac Institutional Bank	110,959	-	-	-	-
Average Group Executive STVR award (% of maximum)		**48%**			

1. Calculated by multiplying the number of rights by the five day VWAP up to the commencement of the performance period. The five day VWAP was $17.10 for awards made in December 2020 and April 2021. For Richard Burton and Alastair Welsh, given their Acting capacity, the five day VWAP was $20.02 for awards made in December 2020 which were allocated under the Restricted Share plan with a deferral period of four years subject to continued service and adjustment.
2. The information relates to the period the individual was a KMP. Refer to Section 1 for further details.

222 WESTPAC GROUP 2021 ANNUAL REPORT Directors’ report 4. Further detail on the executive variable reward structure This section provides further details of the 2021 STVR and LTVR plans. 4.1. Short term variable reward The table below sets out the key design features of the 2021 STVR plan. Short term variable reward plan Plan structure 50% of STVR is awarded in cash and 50% is deferred into equity in the form of restricted shares (or unhurdled share rights for the Group Executive based outside Australia). One restricted share provides the holder with one ordinary share at no cost subject to trading restrictions until the time of vesting. One unhurdled share right entitles the holder to one ordinary share at the time of vesting with no exercise cost. Dividends are paid on restricted shares from the grant date. Target and maximum opportunity The target opportunity for the CEO and Group Executives is expressed as a percentage of fixed remuneration. The target opportunity is set by the Board following recommendation from the Board Remuneration Committee which considers a range of factors including market competitiveness and the nature of the role. Target STVR (100% of fixed remuneration for the CEO and between 74% and 100% of fixed remuneration for Group Executives) Maximum STVR (150% of target STVR) 0% 100% 150% Remuneration at-risk Westpac’s STVR is designed to award the target opportunity on delivery of agreed plan targets for financial and non-financial measures that support Westpac’s strategic priorities. It is possible for the outcome to fall below the target amount depending on performance relative to targets agreed at the beginning of the year. Reward for exceptional performance There is the possibility to award up to a maximum of 150% of the STVR target in circumstances where exceptional outcomes are achieved that are also in line with the Group’s risk appetite and where an individual has acted in a manner that exemplifies the encouraged behaviours. Performance measures STVR awards are determined based on performance against a scorecard which is designed to align with shareholder interests by setting stretching measures and seeks to ensure that our customers’ and employees’ needs are met and appropriate risk settings are maintained. The scorecard is split into three sections: • Values and behaviours assessment: Consideration of the degree to which individuals have demonstrated Westpac's values of 'Helpful, Ethical, Leading change, Performing and Simple'; • Focus areas: Performance is assessed against a balance of financial and non-financial measures that are imperative to supporting the effective execution of Westpac’s strategy; and • Modifier: The Board and Board Remuneration Committee recognise that performance measures may not always appropriately reflect overall performance of the Group. The modifier supports adjustment of the outcome, upwards or downwards (including to zero), for risk and reputation matters, people management matters and any other matters that the Board feels are not fully reflected in the focus areas. Further information on the 2021 Group scorecard is provided in Section 3.5. Deferred STVR awards recognise past performance and are subject to continued service and adjustment. Deferral period 50% of STVR is deferred into equity for a period of up to two years, which aligns executive remuneration with shareholder interests and acts as a retention mechanism. The deferral period also allows the Board to apply discretion to reduce deferred components where necessary. Deferred STVR vests in equal portions one and two years after the grant date, subject to continued service and adjustment. Delayed vesting The Board has discretion (subject to law) to delay vesting of equity-based awards if the individual is under investigation for misconduct, the subject of, or implicated in legal or regulatory proceedings, if the Board is considering an adjustment or if otherwise required by law. Remuneration adjustments for prior period matters The Board has discretion to adjust current year STVR. The Board may also adjust unvested deferred STVR downwards, including to zero, if circumstances or information come to light which mean that in the Board’s view all or part of the award was not appropriate. The Board will typically apply the adjustment to unvested STVR where an adjustment to current year STVR is considered insufficient or unavailable. Clawback applies, to the extent legally permissible and practicable, to deferred STVR awarded in respect of performance periods commencing on or after 1 October 2019 for up to seven years from the date of grant. Clawback may occur in circumstances of serious or gross misconduct, fraud, bribery, severe reputational damage, and any other deliberate, reckless or unlawful conduct that may have a serious adverse impact on Westpac, its customers or its people which has resulted in dismissal or the Board considers at its discretion would have justified the dismissal of the relevant executive or where otherwise required by law. It is the Board’s current intention that clawback will only be considered for relevant conduct that occurred on or after 1 October 2019. Changes for 2022 There are no changes to the 2022 STVR plan.

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4.2. Long term variable reward

The table below sets out the key design features of the 2021 LTVR Plan awarded in December 2020.

	Long term variable reward plan
Plan structure	LTVR is awarded in performance share rights which vest after four years subject to the achievement of performance hurdles, continued service and adjustment. One performance share right entitles the holder to one ordinary share at the time of vesting with no exercise cost. Dividends are not accumulated on performance share rights.
Award opportunity	The value of LTVR awarded to the CEO and Group Executives is expressed as a percentage of fixed remuneration. The value of LTVR is set by the Board following recommendation from the Board Remuneration Committee which considers a range of factors including market competitiveness and the nature of the role. The face value of the LTVR opportunity for the CEO for 2021 is 133% of fixed remuneration, and the face value of LTVR opportunities for the Group Executives (excluding Acting Group Executives) range between 135% and 183% of fixed remuneration.
Allocation methodology	The number of performance share rights each executive receives will be determined by dividing the dollar value of the LTVR award by the face value of performance share rights. The face value is the five day VWAP up to the commencement of the performance period (which is 1 October 2020 for the 2021 LTVR grant).
Performance hurdles	LTVR is subject to a relative TSR performance hurdle that aims to achieve long-term growth in shareholders' value and support alignment between executive reward and shareholder interests. Relative TSR is a measure of the total return delivered to shareholders over the performance period assuming dividends are reinvested, relative to that of peers. The performance hurdle measures Westpac's TSR performance against eight Australian financial services companies using a percentile ranking vesting schedule as outlined below. **Westpac's TSR performance** — **Indicative vesting percentage** At the 75th percentile or higher — 100% Between the median and the 75th percentile — Pro-rata vesting between 50% and 100% At the median — 50% Below the median — 0% The comparator group of companies comprise: AMP, ANZ Banking Group, Bank of Queensland, Bendigo and Adelaide Bank, Commonwealth Bank of Australia, Macquarie Group, National Australia Bank and Suncorp Group.
Assessment of performance outcomes	The relative TSR result is calculated independently to ensure external objectivity before being provided to the Board to determine the vesting outcome. The Board may exercise discretion in determining the final vesting outcome, for example where relative TSR performance hurdles have been met but the absolute TSR outcome is negative. Performance share rights subject to relative TSR performance will be tested against the performance hurdle on 30 September 2024.
No re-testing	There is no re-testing. Awards that have not vested after the measurement period lapse immediately.
Early vesting	Unvested awards may vest before a test date if the executive is no longer employed by the Group due to death or disability (subject to law). In these cases, vesting is generally not subject to the performance hurdles being met.
Delayed vesting	The Board has discretion (subject to law) to delay vesting of equity-based awards if the individual is under investigation for misconduct, or the subject of or implicated in legal or regulatory proceedings, if the Board is considering an adjustment or if otherwise required by law.
Treatment of awards on cessation of employment	The Board has the discretion to determine the treatment of unvested performance share rights where the CEO or a Group Executive resigns, retires or otherwise leaves the Group before vesting occurs. The Board may choose to accelerate the vesting of performance share rights or leave the awards on foot for the remainder of the performance period. In exercising its discretion, the Board will consider relevant circumstances including those relating to the departure. The Board also has the ability to adjust the number of performance share rights downwards (including to zero) in the event of misconduct resulting in significant financial and/or reputational impact to the Group and in other circumstances considered appropriate. Where an executive acts fraudulently or dishonestly, or is in material breach of their obligations under the relevant equity plan, unexercised performance share rights (whether vested or unvested) will be forfeited unless the Board determines otherwise.
Remuneration adjustments for prior period matters	The Board has discretion to adjust LTVR which is awarded on a prospective basis. The Board may adjust unvested LTVR downwards, including to zero, if circumstances or information come to light which mean that in the Board's view all or part of the award was not appropriate. The Board will typically apply the adjustment to unvested LTVR where an adjustment to current and deferred STVR is considered insufficient or unavailable. The Board may also determine to apply clawback to LTVR which has previously vested. Clawback applies, to the extent legally permissible and practicable, to deferred LTVR awarded in respect of performance periods commencing on or after 1 October 2019 for up to seven years from the date of grant. Clawback may occur in circumstances of serious or gross misconduct, fraud, bribery, severe reputational damage, and any other deliberate, reckless or unlawful conduct that may have a serious adverse impact on Westpac, its customers or its people which has resulted in dismissal or the Board considers at its discretion would have justified the dismissal of the relevant executive or where otherwise required by law. It is the Board's current intention that clawback will only be considered for relevant conduct that occurred on or after 1 October 2019.
Changes for 2022	There are no changes to the 2022 LTVR plan, noting that any shares that may be delivered from 2022 onwards are only able to be sold to meet tax obligations until the minimum shareholding requirement is met. Refer to Section 5.2 for further detail.

Other LTVR awards currently on foot	Vesting date	Performance hurdles	Further detail
2019 LTVR award	30 September 2022	Relative TSR performance against a weighted composite index of comparator companies (50%) and average cash ROE performance (50%)	Refer to the 2019 Annual Report
2020 LTVR award	30 September 2023	Relative TSR performance against an index of comparator companies (100%)	Refer to the 2020 Annual Report

224 WESTPAC GROUP 2021 ANNUAL REPORT Directors’ report 5. R emuneration governance 5.1. Gr oup Remuneration Policy and governance The Group Remuneration Policy sets out the mandatory requirements to be reflected in the design and management of remuneration arrangements across Westpac. The policy supports Westpac’s vision by requiring the design and management of remuneration to align with stakeholder interests, support long-term financial soundness and encourage prudent risk management. The policy is supported by an established governance structure, plans and frameworks. Board The Board provides strategic guidance for the Group and has oversight of management’s implementation of Westpac’s strategic initiatives. The Board has accountability for reviewing and approving remuneration for select groups of employees. Without limiting its role, the Board approves (following recommendation from the Board Remuneration Committee where applicable): • corporate goals and objectives relevant to the remuneration of the CEO; • the size of the variable reward pool; • adjustments to variable reward (including forfeiture and clawback) in accordance with the Group Remuneration Policy; and • remuneration (including variable reward targets and performance outcomes) for the CEO, Group Executives, other executives who report directly to the CEO, any other accountable persons under the Banking Executive Accountability Regime, other persons whose activities in the Board’s opinion affect the financial soundness of the Group, any other person specified by APRA and any other person the Board determines. The Board has the discretion to defer, adjust or withdraw aggregate and individual variable reward. Further detail is contained in the Board and Committee Charters which are available on Westpac’s website. Board Remuneration Committee The Board Remuneration Committee assists the Board to discharge its responsibility by overseeing remuneration policies and practices of Westpac and its related bodies corporate in the context that these policies and practices fairly and responsibly reward individuals having regard to performance, and reflect Westpac’s risk management framework, the law and the highest standard of governance. The Board Remuneration Committee reviews and makes recommendations to the Board in relation to: • the Group Remuneration Policy; • remuneration arrangements for the individuals and groups outlined above; • the remuneration structures for each category of persons covered by the Group Remuneration Policy; • corporate goals and objectives relevant to the remuneration of the CEO; • STVR and LTVR plans and outcomes and adjustments (including forfeiture and clawback) for the Group Executives, any other accountable persons under the Banking Executive Accountability Regime and any other person the Board determines; and • approving any equity-based plans. In carrying out its duties, the Board Remuneration Committee accesses internal personnel (including risk and financial control personnel) and engages external advisers who are independent of management. Members of the Board Remuneration Committee are independent Non-executive Directors. Further detail is contained in the Board Remuneration Committee Charter which is available on Westpac’s website. Interaction with other Board Committees Management remuneration oversight committees Members of the Board Remuneration Committee are members of either the Board Risk Committee or the Board Legal, Regulatory & Compliance Committee. The cross membership of those Committees supports alignment between risk and reward. The Board Remuneration Committee seeks feedback from and considers matters raised by other Board Committees with respect to remuneration outcomes, adjustments to remuneration in light of relevant matters and alignment of remuneration with the risk management framework. Divisional remuneration oversight committees consider areas of risk and consider potential implications for remuneration. These committees report to the Group Remuneration Oversight Committee which in turn considers consistency of remuneration across the Group and provides information to the Board Remuneration Committee and Board for review and decision making as appropriate. During the financial year, remuneration governance arrangements were reviewed and minor changes were made to enhance the Terms of Reference for the Group Remuneration Oversight Committee. Remuneration consultants In 2021, the Board retained an independent adviser to provide specialist information on executive remuneration and other remuneration matters. The services were provided directly to the Board Remuneration Committee independent of management. The Chairman of the Board Remuneration Committee oversees the engagement and associated costs. Work undertaken by the independent adviser included the provision of information relating to the benchmarking of Non-executive Director, CEO and Group Executive remuneration. In 2021, no remuneration recommendations, as prescribed under the Corporations Act 2001 (Cth) (Corporations Act), were made by Board advisers.

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5.2. Executive minimum shareholding requirements and current compliance

The CEO and Group Executives are required to build and maintain a significant Westpac shareholding within five years of their appointment to strengthen alignment with shareholder interests.

At 30 September 2021, the CEO and Group Executives comply with the requirement. The table below sets out the minimum shareholding requirement for the CEO and Group Executives.

	Minimum shareholding requirement
Chief Executive Officer	Five times annual fixed remuneration excluding superannuation, equivalent to $10.96 million
Group Executives	Equivalent to $1.2 million

The multiple for the CEO's shareholding requirement is higher than that of his peers and reflects Westpac's approach to calculating the minimum shareholding requirement. Since 2006, this has included:

- shares held outright in the individual's name either solely or jointly with another person;
- shares held in an employee share plan (including deferred STVR); and
- 50% of any unvested performance share rights (including LTVR).

The assessment approach has included shares held in a family trust or a self-managed superannuation fund since 2012.

Any shares that may be delivered to the CEO and Group Executives through LTVR grants from 2022 onwards are only able to be sold to meet tax obligations, until their minimum shareholding requirement is met.

5.3. Hedging policy

Participants in Westpac's equity plans are prohibited from entering, either directly or indirectly, into hedging arrangements for unvested awards in the STVR and LTVR plans. No financial products may be used to mitigate the risk associated with these awards. Any attempt to hedge awards will result in forfeiture and the Board may consider other disciplinary action. These restrictions satisfy the requirements of the Corporations Act which prohibits hedging of unvested awards.

5.4. Employment agreements

The remuneration and other terms of employment for the CEO and Group Executives are formalised in their employment agreements. Each agreement provides for the payment of fixed and variable reward, employer superannuation contributions and other benefits such as death and disablement insurance cover.

The table below details the key terms including termination provisions of the employment agreements for the CEO and Group Executives.

Term	Who	Conditions
Duration of agreement	CEO and Group Executives	• Ongoing until notice given by either party
Notice (by the executive or the Group) to terminate employment	CEO and Group Executives	• Twelve months[1]
Termination payments on termination without cause[2]	CEO and Group Executives	• Deferred STVR and LTVR awards vest according to the applicable equity plan rules
Termination for cause	CEO and Group Executives	• Immediately for misconduct • Three months' notice for poor performance
Post-employment restraints	CEO and Group Executives	• Twelve month non-solicitation restraint

1. Payment in lieu of notice may in certain circumstances be approved by the Board for some or all of the notice period.
2. The maximum liability for termination benefits for the CEO and Group Executives at 30 September 2021 was $14.5 million (2020: $14.9 million).

226 WESTPAC GROUP 2021 ANNUAL REPORT Directors’ report 6. Non-executive Director remuneration 6.1. S tructure and policy Westpac’s Non-executive Director remuneration strategy is designed to attract and retain experienced, qualified Board members and provide appropriate remuneration for their time and expertise. Non-executive Director fees are not related to Westpac’s results. Fees are paid in cash and no discretionary payments are made for performance. Non-executive Directors are required to build and maintain a minimum shareholding to align their interests with those of shareholders (refer to Section 6.3 for further details). The table below sets out the components of Non-executive Director remuneration. Non-executive Director remuneration Base fees Relate to service on the Westpac Banking Corporation Board. The base fee for the Chairman covers all responsibilities, including for Board Committees. Committee fees Additional fees are paid to Non-executive Directors (other than the Board Chairman) for chairing or participating in Board Committees other than the Board Nominations & Governance Committee. Employer superannuation contributions Reflects statutory superannuation contributions which are capped at the superannuation maximum contributions base as prescribed under the Superannuation Guarantee legislation. Subsidiary Board and Advisory Board fees Relates to service on Subsidiary Boards and Advisory Boards and are paid by the relevant subsidiary. 6.2. Non-executive Director remuneration in 2021 The table below sets out the annual Board and standing Committee fees (exclusive of superannuation). Changes in Board and Committee composition during the year are set out in the overview of Directors' meetings in Section 9 of the Directors' report. Non-executive Director base fees have not increased since 1 October 2014 and the Non-executive Director fee pool of $4.5 million per annum was approved by shareholders at the 2008 Annual General Meeting. For 2021, $3.92 million (87%) of the fee pool was used. The fee pool includes employer superannuation contributions. Base and Committee fees Annual fee $ Chairman 890,000 Other Non-executive Directors 225,000 Committee Chairman fees Board Audit Committee 70,400 Board Risk Committee 90,000 Board Remuneration Committee 63,800 Board Technology Committee 35,200 Board Legal, Regulatory & Compliance Committee 67,500 Committee membership fees Board Audit Committee 32,000 Board Risk Committee 32,000 Board Remuneration Committee 29,000 Board Technology Committee 20,000 Board Legal, Regulatory & Compliance Committee 30,000 Subsidiary Board and Advisory Board fees During the reporting period, there were no additional fees paid to Non-executive Directors. 6.3. Non-executive Director minimum shareholding requirement Non-executive Directors are required to build and maintain a holding in Westpac ordinary shares to align their interests with those of shareholders. Each Non-executive Director is required to hold an interest in shares in Westpac with a value not less than the Board base fee, within five years of appointment to the Board. At 30 September 2021, all Non-executive Directors comply with the requirement.

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7. Statutory remuneration details

7.1. Details of Non-executive Director remuneration

The table below details Non-executive Director remuneration.

	Short-term benefits			Post-employment benefits	
Name	Westpac Banking Corporation Board fees[1] $	Subsidiary and Advisory Board fees $	Non-monetary benefits[2] $	Superannuation $	Total $
Current Non-executive Directors					
John McFarlane, Chairman					
2021	893,423	-	8,355	22,573	924,351
2020	480,054	-	8,335	14,698	503,087
Nerida Caesar					
2021	276,058	-	-	22,290	298,348
2020	294,454	-	-	21,012	315,466
Craig Dunn					
2021	322,034	-	-	22,311	344,345
2020	323,268	-	-	21,079	344,347
Audette Exel AO[3]					
2021	23,438	-	-	2,344	25,782
2020	Not a KMP in 2020				
Steven Harker					
2021	312,419	-	-	22,351	334,770
2020	306,349	-	-	21,029	327,378
Michael Hawker AM[3]					
2021	242,854	-	-	19,692	262,546
2020	Not a KMP in 2020				
Chris Lynch					
2021	290,111	-	-	22,296	312,407
2020	24,454	-	-	2,323	26,777
Peter Marriott					
2021	398,527	-	-	22,346	420,873
2020	376,057	-	-	21,190	397,247
Peter Nash					
2021	377,525	-	-	22,273	399,798
2020	377,085	-	-	21,187	398,272
Nora Scheinkestel[3]					
2021	169,400	-	-	13,851	183,251
2020	Not a KMP in 2020				
Margaret Seale					
2021	320,110	-	-	22,427	342,537
2020	303,523	-	-	21,025	324,548
Former Non-executive Director					
Alison Deans[3]					
2021	64,240	-	-	4,954	69,194
2020	323,671	-	-	10,578	334,249
Total fees					
2021	3,690,139	-	8,355	219,708	3,918,202
2020[4]	3,423,165	42,610	15,803	180,454	3,662,032

1. Includes fees paid to the Chairman and members of Board Committees.
2. Non-monetary benefits are determined on the basis of the cost to the Group including associated fringe benefits tax (FBT) where applicable and includes bank funded car parking.
3. The information relates to the period the individual was a KMP. Refer to Section 1 for further details.
4. Total fees for 2020 shown as reported in the 2020 Annual Report.

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7.2. Remuneration details – Chief Executive Officer and Group Executives

The table below details remuneration for the CEO and Group Executives calculated in accordance with AAS.

	Short term benefits				Post-employment benefits	Other long term benefits	Share based payments		
	Fixed remuneration[1] $	Cash STVR award[2] $	Non-monetary benefits[3] $	Other short term benefits[4] $	Superannuation benefits[5] $	Long service leave $	Restricted shares[6] $	Share rights[7,8] $	Total[9] $
Managing Director & Chief Executive Officer									
Peter King, Managing Director & Chief Executive Officer									
2021	2,402,786	840,000	30,548	-	46,332	36,851	404,355	441,581	4,202,453
2020	2,286,027	-	20,822	-	41,310	463,100	222,967	369,597	3,403,823
Group Executives									
Scott Collary, Chief Operating Officer[10]									
2021	1,138,524	444,500	266,054	711,616	30,432	16,796	657,896	176,063	3,441,881
2020	Not a KMP in 2020								
Chris de Bruin, Chief Executive, Consumer & Business Banking[10]									
2021	966,699	467,500	172,286	480,570	22,032	14,331	548,716	163,171	2,835,305
2020	Not a KMP in 2020								
Carolyn McCann, Group Executive, Customer & Corporate Relations									
2021	941,852	285,000	4,053	-	26,921	13,669	190,488	133,353	1,595,336
2020	884,663	-	3,497	-	23,424	29,421	254,038	156,583	1,351,626
Anthony Miller, Chief Executive, Westpac Institutional Bank[10]									
2021	1,121,762	392,000	1,881	2,004,445	31,561	16,010	1,203,527	181,539	4,952,725
2020	Not a KMP in 2020								
Christine Parker, Group Executive, Human Resources									
2021	971,685	320,000	2,908	-	28,115	15,161	185,986	222,280	1,746,135
2020	950,258	-	3,497	-	28,181	17,869	203,130	248,910	1,451,845
Simon Power, Acting Chief Executive Officer, Westpac New Zealand[10]									
2021	214,774	82,066	404	-	12,852	-	-	64,180	374,276
2020	Not a KMP in 2020								
Michael Rowland, Chief Financial Officer									
2021	1,241,835	405,000	64,765	-	27,909	18,193	168,550	155,652	2,081,904
2020	94,695	-	17,955	-	7,019	122	-	-	119,791
David Stephen, Chief Risk Officer									
2021	1,848,612	439,000	8,804	-	37,564	27,356	543,067	544,692	3,449,095
2020	1,828,781	(135,000)	125,922	-	38,991	27,273	1,245,961	412,950	3,544,878
Les Vance, Group Executive, Financial Crime, Compliance & Conduct									
2021	985,785	278,500	4,070	-	34,341	33,102	575,260	150,010	2,061,068
2020	278,702	-	774	-	9,062	38,817	155,403	6,678	489,436
Jason Yetton, Chief Executive, Specialist Businesses & Group Strategy									
2021	1,175,416	617,000	2,908	-	33,095	17,803	256,778	283,224	2,386,224
2020	505,257	-	717	-	12,445	48	-	35,487	553,954
Former Group Executives									
Richard Burton, Acting Chief Executive, Consumer[10]									
2021	315,029	127,500	490	-	13,075	32,573	135,974	-	624,641
2020	255,558	-	1,661	-	9,162	21,802	136,628	-	424,811
Guil Lima, Chief Executive, Business[10,11,13]									
2021	1,173,881	68,726	64,277	929,966	4,823	16,732	564,646	1,152,275	3,975,326
2020	990,070	-	279,315	442,860	3,748	14,548	595,314	82,975	2,408,830
David McLean, Chief Executive Officer, Westpac New Zealand[10,11,12,13]									
2021	1,061,610	-	2,135	679,739	110,345	-	-	1,136,627	2,990,456
2020	989,209	-	3,497	-	94,548	-	-	506,626	1,593,880
Gary Thursby, Acting Chief Information Officer[10,11,13]									
2021	329,881	-	171	1,581,621	24,260	(208,232)	123,618	372,342	2,223,661
2020	1,206,783	-	3,497	120,000	29,394	76,758	247,071	278,529	1,962,032
Alastair Welsh, Acting Group Executive, Enterprise Services[10]									
2021	114,293	42,000	215	-	5,518	17,221	62,810	-	242,057
2020	832,473	-	2,894	-	28,036	20,756	585,938	73	1,470,170
Curt Zuber, Acting Chief Executive, Westpac Institutional Bank[10]									
2021	43,314	-	1,221	-	21,817	(96,569)	33,924	-	3,707
2020	299,950	-	440	-	68,876	15,170	188,476	-	572,912

229 WESTPAC GROUP 2021 ANNUAL REPORT Directors’ report 1. Fix ed remuneration is the total cost of salary, salary sacrificed benefits (including motor vehicles, parking and associated FBT where applicable) and an accrual for annual leave entitlements. 2. T he cash STVR award is typically paid in December following the end of the financial year. 3. Non-monetary benefits are determined on the basis of the cost to the Group (including associated FBT, where applicable) and include annual health checks, provision of taxation advice, bank funded car parking, relocation costs, living away from home expenses and allowances. The approach to recognising cash relocation allowances in 2021 has been amended to recognise the expense from the commencement date as a KMP to the end of a clawback period. 2020 values for relevant individuals have been restated for alignment given cash relocation allowances were previously recognised evenly over two years. 4. Includes payments on cessation of employment or other contracted amounts. The approach to recognising the cash portion of buyout arrangements has been amended to recognise the expense from commencement date as a KMP to the end of a clawback period. 2020 values for relevant individuals have been restated for alignment given cash portions of buyouts were previously recognised in full in the year in which they were paid. 5. T he CEO and Group Executives are provided with life insurance cover under the Westpac Group Plan at no cost. Superannuation benefits have been calculated consistent with AASB 119 Employee Benefits. 6. T he amortisation approach for restricted shares has been amended to include the service period when the award was earned. This typically results in amortisation over an additional year. In prior years, the amortisation approach only used the vesting period. This means the 2021 amortisation value now includes a portion of the 2021 STVR outcome. In prior years, the current year STVR outcome was not included in the current reporting period. The 2020 values have been restated to align with the current year presentation. The 2020 values for Peter King and Les Vance reflect amortisation from prior year awards while in previous roles with lower total target remuneration. The restricted shares held by Scott Collary, Chris de Bruin, Anthony Miller, Guil Lima and a portion of shares held by David Stephen represent an allocation made to compensate them for remuneration foregone from their previous employer on resignation to join Westpac. The restricted shares replicate the vesting periods of the equity foregone. 7. E quity-settled remuneration is based on the amortisation over the performance and vesting period (normally two to four years). It is calculated using the fair value at the grant date of hurdled and unhurdled share rights granted during the four years ending 30 September 2021. The methodology applied to calculate fair value at grant date has been updated with a consistent external valuation using the invitation opt out date. The 2020 values have been restated to align with the current year presentation. Details of prior year grants are disclosed in previous Annual Reports. The 2021 value for David McLean includes 5% attributed to deferred STVR awards. The 2021 value for Simon Power includes 31% attributed to deferred STVR awards. The 2020 comparison has been restated to include the allocation for Peter King awarded following approval at the 2020 Annual General Meeting. 8. T he expensed value of the 2019 LTVR cash ROE hurdled performance share rights has been reduced to zero. This reflects the current assessment of the probability of vesting. 9. The percentage of total remuneration which is performance related (i.e. cash STVR awards plus share-based payments) was: Peter King 40%, Scott Collary 37%, Chris De Bruin 42%, Carolyn McCann 38%, Anthony Miller 36%, Christine Parker 42%, Simon Power 39%, Michael Rowland 35%, David Stephen 44%, Les Vance 49%, Jason Yetton 48%, Richard Burton 42%, Guil Lima 45%, David McLean 38%, Gary Thursby 22%, Alastair Welsh 43%, Curt Zuber n/a. The percentage of total remuneration delivered in the form of options or share rights was: Peter King 11%, Scott Collary 5%, Chris De Bruin 6%, Carolyn McCann 8%, Anthony Miller 4%, Christine Parker 13%, Simon Power 17%, Michael Rowland 7%, David Stephen 16%, Les Vance 7%, Jason Yetton 12%, Richard Burton n/a, Guil Lima 29%, David McLean 38%, Gary Thursby 17%, Alastair Welsh n/a, Curt Zuber n/a. 10. T he information relates to the period the individual was a KMP. Refer to Section 1 for further details. 11. Fix ed remuneration for Guil Lima, David McLean and Gary Thursby includes payments made or to be made during their notice period where, in line with contractual requirements, they continue to receive cash salary and superannuation. 12. Fr om 26 June 2021 to 31 July 2021, David acted as an advisor to the Group and received fixed remuneration of $97,249 (including superannuation), which has been excluded from the table on the basis that it does not relate to his KMP role. 13. T he share based payment values for Guil Lima, David McLean and Gary Thursby reflect the accruals for unvested equity up to the end of each performance period. While the full value is being accrued for all unvested equity, the awards may or may not vest subject to the relevant performance hurdles.

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7.3. Movement in equity-settled instruments during the year

The table below shows the movements in the number and value of equity instruments for the CEO and Group Executives under the relevant plan during 2021.

Name	Type of equity-based instrument	Number granted[1]	Number vested[2]	Number exercised[3]	Value granted[4] $	Value exercised[5] $	Value forfeited or lapsed[5] $
Managing Director and Chief Executive Officer							
Peter King	Performance share rights	199,525	-	-	1,239,724	-	1,567,392
	Shares under Restricted Share Plan	-	17,048	-	-	-	-
Group Executives							
Scott Collary[6]	Performance share rights	120,614	-	-	771,930	-	-
	Shares under Restricted Share Plan	75,088	-	-	1,646,334	-	-
Chris de Bruin[6]	Performance share rights	100,676	-	-	874,201	-	-
	Shares under Restricted Share Plan	61,046	-	-	1,468,343	-	-
Carolyn McCann	Performance share rights	71,929	-	-	460,346	-	-
	Shares under Restricted Share Plan	-	18,220	-	-	-	-
Anthony Miller[6]	Performance share rights	120,492	-	-	771,149	-	-
	Shares under Restricted Share Plan	123,295	-	-	2,813,233	-	-
Christine Parker	Performance share rights	91,345	-	-	584,608	-	1,147,969
	Shares under Restricted Share Plan	-	15,013	-	-	-	-
Simon Power[6]	Performance share rights	-	-	-	-	-	-
	Unhurdled share rights	1,295	-	-	27,066	-	-
Michael Rowland	Performance share rights	99,415	-	-	636,256	-	-
	Shares under Restricted Share Plan	-	-	-	-	-	-
David Stephen	Performance share rights	149,671	-	-	957,894	-	-
	Shares under Restricted Share Plan	-	42,072	-	-	-	-
Les Vance	Performance share rights	76,214	-	-	512,794	-	-
	Shares under Restricted Share Plan	14,985	20,694	-	301,134	-	-
Jason Yetton	Performance share rights	125,988	-	-	805,753	-	-
	Shares under Restricted Share Plan	-	-	-	-	-	-
Former Group Executives							
Richard Burton[6]	Performance share rights	-	-	-	-	-	-
	Shares under Restricted Share Plan	16,508	15,188	-	331,740	-	-
Guil Lima[6]	Performance share rights	121,198	-	-	775,667	-	-
	Shares under Restricted Share Plan	-	19,692	-	-	-	-
David McLean[6]	Performance share rights	106,919	-	-	684,282	-	1,227,244
	Unhurdled share rights	-	20,559	-	-	-	-
Gary Thursby[6]	Performance share rights	-	-	-	-	-	1,071,438
	Shares under Restricted Share Plan	-	14,369	-	-	-	-
Alastair Welsh[6]	Performance share rights	-	-	-	-	-	-
	Shares under Restricted Share Plan	-	20,137	-	-	-	-
Curt Zuber[6]	Performance share rights	-	-	-	-	-	-
	Shares under Restricted Share Plan	-	39,066	-	-	-	-

1. Performance share rights granted to the CEO were approved by shareholders at the 2020 Annual General Meeting under ASX Listing Rule 10.14. No performance options were granted in 2021. Any deferred STVR awards in the form of restricted shares (or unhurdled share rights for KMP in New Zealand) are awarded in December each year. Shares allocated under the Restricted Share Plan for Scott Collary, Chris de Bruin and Anthony Miller relate to buy out awards. For Scott Collary, the restricted shares were allocated in February 2021 and vest between December 2022 and December 2023. For Chris de Bruin, the restricted shares were allocated in March 2021 and vest between April 2022 and December 2023. For Anthony Miller, the restricted shares were allocated in February and April 2021 and vest between February 2022 and March 2025.
2. No hurdled share rights granted in 2016 vested in October 2020 when assessed against the relative TSR and cash ROE performance hurdles. For David Stephen, 32,581 of the restricted shares that vested were in relation to a buy out award which represents 24% of the total number of shares allocated for that award. For Guil Lima, all of the restricted shares that vested were in relation to a buy out award which represents 43% of the total number of shares allocated for that award.
3. Vested share rights granted after July 2015 may be exercised up to a maximum of 15 years from their commencement date. For each vested share right exercised during the year, the relevant executive received one fully paid Westpac ordinary share. The exercise price for share rights is zero.
4. For performance share rights, the value granted represents the number of securities granted multiplied by the fair value per instrument as set out in the table in the sub-section titled 'Fair value of LTVR awards made during the year' below. For restricted shares, the value granted represents the number of ordinary shares granted multiplied by the five day VWAP of a Westpac ordinary share on the date the shares were granted. These values, which represent the full value of the equity-based awards made to the CEO and Group Executives in 2021, do not reconcile with the amount shown in the table in Section 7.2 which shows the amount amortised in the current year of equity awards over the performance year the award was earned and the applicable vesting period. The minimum total value of the grants for future financial years is zero and an estimate of the maximum possible total value in future financial years is the fair value, as shown above.
5. The value of each share right exercised, forfeited or lapsed is calculated based on the five day VWAP of a Westpac ordinary share on the date of exercise (or forfeiture or lapse), less the relevant exercise price (if any). Where the exercise price is greater than the five day VWAP of a Westpac ordinary share, the value has been calculated as zero. The overall values reflect forfeitures or lapses as a result of a failure to meet performance conditions or resignation.
6. The information relates to the period the individual was a KMP. Refer to Section 1 for further details.

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Fair value of LTVR awards made during the year

In accordance with AASB 2 Share-based Payment, the table below provides a summary of the fair value of LTVR awards granted to the CEO and Group Executives in December 2020[1]. LTVR awards will only vest if performance hurdles are achieved and service conditions are met in future years.

Plan name	Granted to	Performance hurdle	Grant date	Commencement date	Test date	Expiry	Fair value per instrument[2]
Westpac LTVR Plan	CEO and Group Executives	Relative TSR	17 December 2020	1 October 2020	1 October 2024	1 October 2035	$6.35 for the CEO $6.40 for the Group Executives

The allocation methodology differs from the fair value used for accounting purposes. The allocation is determined by dividing the dollar value of the LTVR award by the face value of performance share rights. The face value is the five day VWAP up to the commencement of the performance period. Refer to Section 4.2 for further detail.

7.4. Details of Westpac equity holdings of Non-executive Directors

The table below sets out details of relevant interests in Westpac ordinary shares held by Non-executive Directors (including their related parties) during the year ended 30 September 2021[3].

	Number held at start of the year	Changes during the year	Number held at end of the year
Current Non-executive Directors			
John McFarlane	10,000	30,000	40,000
Nerida Caesar	13,583	-	13,583
Craig Dunn	15,009	-	15,009
Audette Exel AO[4]	n/a	-	4,000
Steven Harker	13,170	-	13,170
Michael Hawker AM[4]	n/a	4,558	20,854
Chris Lynch[5]	13,090	-	13,090
Peter Marriott[6]	40,311	-	40,311
Peter Nash	15,260	100	15,360
Nora Scheinkestel[4]	n/a	112	5,172
Margaret Seale[7,8]	38,680	(12,522)	26,158
Former Non-executive Director			
Alison Deans[4]	15,632	-	n/a

1. LTVR awards were also granted to Chris de Bruin on 8 February 2021 with a fair value of $8.39, Chris de Bruin and Les Vance on 8 April 2021 with a fair value of $12.24. These grants have a commencement date of 1 October 2020, a test date of 1 October 2024 and an expiry date of 1 October 2035. In addition, Peter King and Jason Yetton were also granted LTVR awards on 17 December 2020 with a fair value per instrument of $4.15 and $4.19 respectively. The commencement date of these awards is 2 April 2020, the test date is 1 April 2024 and the expiry date is 2 April 2035.
2. The fair values of performance share rights granted during the year have been independently calculated at their respective grant dates based on the requirements of AASB 2 Share-based Payment. The fair value of performance share rights with hurdles based on TSR performance relative to a group of comparator companies takes into account the average TSR outcome determined using a Monte Carlo simulation pricing model. The grant date used for accounting purposes was 16 December 2020 for the CEO and 11 December 2020 for the Group Executives.
3. Other than as disclosed below, no share interests include non-beneficially held shares.
4. The information relates to the period the individual was a KMP. Refer to Section 1 for further details.
5. In addition to holding ordinary shares, Chris Lynch and his related parties held interests in 1,137 Capital Notes 5 at year end.
6. In addition to holding ordinary shares, Peter Marriott and his related parties held interests in 563 Westpac Capital Notes 2 at year end.
7. In addition to holding ordinary shares, Margaret Seale and her related parties held interests in 100 Capital Notes 7 at year end.
8. The disposal of 12,522 ordinary shares related to the finalisation of an estate.

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7.5. Details of Westpac equity holdings of Executive Key Management Personnel

The table below details Westpac equity held (and movement in that equity) by the CEO and Group Executives (including their related parties) for the year ended 30 September 2021[1].

Name	Type of equity-based instrument	Number held at start of the year	Number granted during the year as remuneration	Received on exercise and/or exercised during the year	Number forfeited or lapsed during the year[2]	Other changes during the year	Number held at end of the year	Number vested and exercisable at end of the year
Managing Director & Chief Executive Officer								
Peter King	Ordinary shares	131,886	-	-	-	-	131,886	-
	Performance share rights	346,795	199,525	-	(85,690)	-	460,630	-
Group Executives								
Scott Collary[3]	Ordinary shares	n/a	75,088	-	-	-	75,088	-
	Performance share rights	n/a	120,614	-	-	-	120,614	-
Chris de Bruin[3]	Ordinary shares	n/a	61,046	-	-	-	61,046	-
	Performance share rights	n/a	100,676	-	-	-	100,676	-
Carolyn McCann	Ordinary shares	67,175	-	-	-	-	67,175	-
	Performance share rights	102,207	71,929	-	-	-	174,136	-
Anthony Miller[3]	Ordinary shares	n/a	123,295	-	-		123,295	-
	Performance share rights	n/a	120,492	-	-	-	120,492	-
Christine Parker	Ordinary shares	32,457	-	-	-	(3,000)	29,457	-
	Performance share rights	252,231	91,345	-	(62,760)	-	280,816	-
Simon Power[3]	Ordinary shares	n/a	-	-	-	-	236	-
	Unhurdled share rights	n/a	1,295	-	-	-	38,122	-
Michael Rowland	Ordinary shares	-	-	-	-	-	-	-
	Performance share rights	-	99,415	-	-	-	99,415	-
David Stephen	Ordinary shares	154,910	-	-	-	-	154,910	-
	Performance share rights	364,381	149,671	-	-	-	514,052	-
Les Vance	Ordinary shares	78,767	14,985	-	-	(12,000)	81,752	-
	Performance share rights	22,227	76,214	-	-	-	98,441	-
Jason Yetton	Ordinary shares	-	-	-	-	-	-	-
	Performance share rights	54,213	125,988	-	-	-	180,201	-
Former Group Executives								
Richard Burton[3]	Ordinary shares	71,749	16,508	-	-	-	n/a	n/a
	Performance share rights	-	-	-	-	-	n/a	n/a
Guil Lima[3]	Ordinary shares	46,085	-	-	-	-	n/a	n/a
	Performance share rights	57,819	121,198	-	-	-	n/a	n/a
David McLean[3]	Ordinary shares	9,613	-	-	-	-	n/a	n/a
	Performance share rights	284,473	106,919	-	(67,094)	-	n/a	n/a
	Unhurdled share rights	98,115	-	-	-	-	n/a	n/a
Gary Thursby[3]	Ordinary shares	128,573	-	-	-	-	n/a	n/a
	Performance share rights	250,336	-	-	(58,576)	-	n/a	n/a
Alastair Welsh[3]	Ordinary shares	73,200	-	-	-	-	n/a	n/a
	Performance share rights	-	-	-	-	-	n/a	n/a
Curt Zuber[3]	Ordinary shares	202,934	-	-	-	-	n/a	n/a
	Performance share rights	-	-	-	-	-	n/a	n/a

1. The highest number of shares held by an individual in the table is 0.0055% of total Westpac ordinary shares outstanding as at 30 September 2021.
2. Forfeitures or lapses during the year are as a result of a failure to meet performance conditions or resignation.
3. The information relates to the period the individual was a KMP. Refer to Section 1 for further details.

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7.6. Loans to Non-executive Directors and Executive Key Management Personnel disclosures

Financial instrument transactions that occurred during the financial year between Non-executive Directors, the CEO or Group Executives and the Group are in the ordinary course of business on terms and conditions (including interest and collateral) as they apply to other employees and certain customers. These transactions are provided at arms-length and at normal commercial rates and consist principally of normal personal banking and financial investment services.

The table below details loans to Non-executive Directors, the CEO and Group Executives (including their related parties) of the Group.

	Balance at start of the year $	Interest paid and payable for the year $	Interest not charged during the year $	Balance at end of the year $	Number in Group at end of the year
Non-executive Directors	350,184	92,490	-	9,894,987	4
CEO and Group Executives	14,561,628	311,403	-	19,029,937	8
Total	14,911,812	403,893	-	28,924,924	12

The table below details KMP (including their related parties) with loans above $100,000 during 2021.

	Balance at start of the year $	Interest paid and payable for the year $	Interest not charged during the year $	Balance at end of the year $	Highest indebtedness during the year $
Non-executive Directors					
Steven Harker	-	39,871	-	4,999,400	7,004,409
Chris Lynch	-	26,996	-	3,931,965	6,000,000
Peter Nash	350,184	13,397	-	367,702	462,880
Margaret Seale	-	12,226	-	595,920	1,720,795
CEO and Group Executives					
Peter King	-	10,547	-	1,158,000	1,162,094
Scott Collary[1]	n/a	35,553	-	2,465,126	2,505,053
Carolyn McCann	261,373	11,698	-	605,601	672,898
Anthony Miller[1]	n/a	21,120	-	2,637,914	2,803,258
Christine Parker	5,535,827	124,127	-	5,505,875	5,556,015
Simon Power[1]	n/a	9,736	-	1,162,611	1,162,611
Les Vance	2,531,885	53,506	-	2,644,810	2,765,595
Jason Yetton	-	21,702	-	2,850,000	3,007,289
Former Group Executives					
David McLean[1]	681,206	19,890	-	n/a	1,457,242
Alastair Welsh[1]	651,337	3,524	-	n/a	699,789
Curt Zuber[1]	4,900,000	-	-	n/a	4,900,000

1. The information relates to the period the individual was a KMP. Refer to Section 1 for further details.

234 WESTPAC GROUP 2021 ANNUAL REPORT Directors’ report Directors’ report 11. Auditor a) Non-audit services We may decide to engage PwC on assignments additional to their statutory audit duties where their expertise or experience with Westpac or a controlled entity is important. Details of the non-audit service amounts paid or payable to PwC for non-audit services provided during the 2020 and 2021 financial years are set out in Note 34 to the financial statements. PwC also provides audit and non-audit services to non-consolidated entities, non-consolidated trusts of which a Westpac Group entity is trustee, manager or responsible entity and non-consolidated superannuation funds or pension funds. The fees in respect of these services were approximately $9.6 million in total (2020: $6.1 million). PwC may also provide audit and non-audit services to other entities in which Westpac holds a minority interest and which are not consolidated. Westpac is not aware of the amount of any fees paid to PwC by those entities. Westpac has a policy on engaging PwC, details of which are set out in its Corporate Governance Statement in the section ‘‘Engagement of the external auditor’. The Board has considered the position and, in accordance with the advice received from the Board Audit Committee, is satisfied that the provision of the non-audit services during 2021 by PwC is compatible with the general standard of independence for auditors imposed by the Corporations Act. The Directors are satisfied, in accordance with advice received from the Board Audit Committee, that the provision of non-audit services by PwC, as set out above, did not compromise the auditor independence requirements of the Corporations Act for the following reasons: • all non-audit services provided by PwC for the year have been reviewed by the Board Audit Committee, which is of the view that they do not impact the impartiality and objectivity of PwC; and • based on Board quarterly independence declarations made by PwC to the Board Audit Committee during the year, none of the services undermine the general principles relating to auditor independence including reviewing or auditing PwC’s own work, acting in a management or a decision-making capacity for the company, acting as advocate for the company or jointly sharing economic risk and rewards. Signed in accordance with a resolution of the Board. John McFarlane Peter King Chairman Managing Director & Chief Executive Officer 31 October 2021 31 October 2021

235 WESTPAC GROUP 2021 ANNUAL REPORT Information on Westpac  Significant developments COVID-19 impacts The continued social and economic effects of COVID-19 over this year have been impacted by the emergence and spread of new variants, the rollout of vaccines, and the evolution of local and global responses, including lockdowns and social restrictions, and prudential, industry and economic measures taken by governments and regulators world-wide. Westpac has continued to support customers impacted by the COVID-19 pandemic, including via repayment deferrals, fee waivers, special interest rates and special loans, although the current levels of support are down on the 2020 peaks. Further information on the impacts of COVID-19 is set out in the ‘Strategic review’ and ‘Risk factors’ sections. Westpac significant developments - Australia Off-market buy-back Westpac has announced an off-market buy-back of up to $3.5 billion worth of Westpac shares. Westpac’s operating performance and progress on our strategic priorities, including the completion of a number of divestments, have contributed to a strong capital position, allowing us to return capital to shareholders. Exit of specialist businesses Following a strategic review of the specialist businesses in 2020, Westpac determined it would look to exit these businesses over time. During 2021, the following transactions have been announced and/or completed. Completed transactions: • Sale of Westpac General Insurance Limited and Westpac General Insurance Services Limited to Allianz; • Sale of Westpac’s Vendor Finance business to Angle Finance; and • Sale of Westpac Lenders Mortgage Insurance Limited to Arch Capital Group. Announced transactions that have not yet completed: • Sale of Westpac’s motor vehicle dealer finance and novated leasing businesses to Angle Finance; • Sale of Westpac Life-NZ-Limited to Fidelity Life Assurance Company Limited; and • Sale of Westpac Life Insurance Services Limited to TAL Dai-ichi Life Australia Pty Limited. Approvals may be required from shareholders, regulators or other stakeholders in order to divest businesses and assets, and there is a risk that these approvals may not be received or that the purchaser does not complete these transactions for other reasons. In addition, some of these transactions have involved the giving of warranties and indemnities in favour of the buyer for certain pre-completion matters. Further information is set out in the ‘Risk factors’ section and Note 26. In December 2020, Westpac announced the proposed sale of its Pacific businesses (comprised of Westpac Fiji and the Group’s 89.9% stake in Westpac Bank PNG Limited) to Kina Securities Limited (Kina). Following the decision by Papua New Guinea’s Independent Consumer and Competition Commission to deny authorisation for the proposed acquisition, on 22 September 2021 Westpac announced the parties had agreed to terminate the sale agreements. Westpac will continue to operate the Pacific businesses and support its customers while assessing other options. Further detail in relation to these transactions and in relation to the terminated sale of Westpac’s Pacific businesses is available in Note 37 to the financial statements. Westpac significant developments - New Zealand WNZL leadership changes On 24 September 2021, Westpac announced the appointment of Catherine McGrath as CEO of Westpac New Zealand Ltd (WNZL) subject to regulatory approvals, following the retirement of David McLean. Simon Power has been acting CEO since the end of June 2021 and will continue to do so until Catherine commences as CEO on 15 November 2021. On 1 October 2021, Pip Greenwood was appointed Chair of the Board of WNZL following the retirement of Jan Dawson CNZM. Reviews required under section 95 of the Reserve Bank of New Zealand Act 1989 On 23 March 2021, the RBNZ issued two notices to WNZL under section 95 of the Reserve Bank of New Zealand Act 1989 requiring WNZL to supply two external reviews to the RBNZ. The reviews are required to address prudential concerns raised by the RBNZ around WNZL’s risk governance practices and policies following various compliance issues reported over recent years. Those issues include non-compliance with the RBNZ’s liquidity, capital adequacy and outsourcing requirements and IT outages. The first review (Liquidity Review), being undertaken by Deloitte Touche Tohmatsu, relates to the effectiveness of WNZL’s actions to improve liquidity risk management and the associated risk culture, following previously identified breaches of the RBNZ’s Liquidity Policy (BS13) and non-compliance identified through the RBNZ’s liquidity thematic review. The second review (Board Governance Review), being undertaken by Oliver Wyman Limited, requires an assessment of the effectiveness of WNZL’s risk governance, with a focus on the role played by the Board. Separate to the section 95 reviews, WNZL has also committed to the RBNZ and FMA to address its technology issues, and to engage Deloitte to monitor progress. While work has been underway to address these areas for some time, more work is required to meet WNZL’s expectations and those of the regulator. In addition, WNZL has identified various weaknesses in its risk management, for example control gaps in its compliance environment as well as shortcomings in its risk governance practices. WNZL is taking steps Information on Westpac

236 WESTPAC GROUP 2021 ANNUAL REPORT Information on Westpac to address these matters and further issues requiring attention may be identified. From 31 March 2021, the RBNZ amended WNZL’s conditions of registration, requiring WNZL to discount the value of its liquid assets by approximately 14% which at 30 September 2021 was NZ$2.5 billion. This overlay will apply until the RBNZ is satisfied that: • the RBNZ’s concerns regarding liquidity risk controls have been resolved; and • sufficient progress has been made to address risk culture issues in WNZL’s Treasury and Market and Liquidity Risk functions. The Liquidity Review and Board Governance Review only apply to WNZL and not to Westpac in Australia or its New Zealand branch. RBNZ capital review On 5 December 2019, the RBNZ announced changes to the capital adequacy framework in New Zealand. The new framework includes the following components: • Increasing total capital requirements from 10.5% of risk weighted assets (RWA) to 18% for systemically important banks (including WNZL) and 16% for all other banks; • Setting a Tier 1 capital requirement of 16% of RWA for systemically important banks (including WNZL) and 14% for all other banks; • Additional Tier 1 capital (AT1) can comprise no more than 2.5% of the 16% Tier 1 capital requirement; • Eligible Tier 1 capital will comprise common equity and redeemable perpetual preference shares. Existing AT1 instruments will be phased out over a seven-year period; • Maintaining the existing Tier 2 capital requirement of 2% of RWA; and • Recalibrating RWA for internal rating based banks, such as WNZL, such that aggregate RWA will increase to 90% of standardised RWA. Given current market conditions, the RBNZ delayed the start date of increases in capital until 1 July 2022, but the new definitions of eligible capital came into effect on 1 October 2021. Banks will be given up to seven years to comply with the new requirements. The new processes for issuing Tier 2 instruments in the RBNZ’s final Banking Prudential Requirements documents apply from 1 July 2021. Several further changes to WNZL’s Conditions of Registration apply from 1 October 2021. RBNZ review of overseas bank branches On 20 October 2021, the RBNZ announced it is reviewing its policy for branches of overseas banks (including Westpac Banking Corporation’s New Zealand branch). The RBNZ has indicated the objective of the review is to create a simple, coherent and transparent policy framework for branches of overseas banks. The RBNZ has issued its first consultation paper on the review, and has indicated it intends to publish a second consultation paper in mid-2022, setting out its proposed approach. Review of New Zealand business Following a review of the Westpac New Zealand business this year, Westpac determined that a demerger was not in the best interests of shareholders and that it would retain its 100 per cent ownership of that business. The review identified opportunities to improve service for customers and value across the Westpac New Zealand business which will be progressed with the WNZL Board and management team. Regulatory and risk developments Enforceable undertaking on risk governance remediation, Integrated Plan and CORE program On 1 December 2020, APRA announced the findings from its risk governance review into Westpac, including that Westpac has an immature and reactive risk culture, unclear accountabilities, capability shortfalls and inadequate oversight relating to the management of risk. On 3 December 2020 Westpac confirmed it had entered into an enforceable undertaking with APRA in relation to Westpac’s risk governance remediation (EU). The key terms of the EU include: • Integrated Plan: Developing a plan which outlines all major risk governance remediation activities in relation to both financial and non-financial risk, sets a clear timeline for implementation, and specifies accountability for delivery. APRA has approved Westpac’s Integrated Plan. Westpac’s Customer Outcomes and Risk Excellence (CORE) Program is delivering the Integrated Plan and supporting the strengthening of Westpac’s risk governance, accountability, and culture. Further information in relation to progress of the CORE program is set out in the ‘Strategic review’ section. • Governance and independent oversight: Providing sufficient funding and resources to implement the Integrated Plan and establishing appropriate governance arrangements. Independent assurance over implementation of the Integrated Plan is also required. Promontory Australia has been appointed as the Independent Reviewer. • Regular reporting: The Independent Reviewer is to provide regular updates to APRA on Westpac’s compliance with the EU and the Integrated Plan. Westpac is also required to provide regular progress reports to APRA. Promontory Australia has provided three reports to APRA so far. • Clarity on accountability: Incorporating accountability for the delivery of the Integrated Plan into relevant Banking Executive Accountability Regime statements and remuneration scorecards, which has occurred. Risk management Westpac is continuing to upgrade its end-to-end management of risk. A range of significant shortcomings and areas for improvement in Westpac’s risk governance have been highlighted in recent reviews, including embedding of its risk management framework, policies and systems, regulatory reporting, data quality and management, product governance and its risk capabilities. The Group has a number of risks currently considered outside of risk appetite or that do not meet the expectations of regulators.

237 WESTPAC GROUP 2021 ANNUAL REPORT Information on Westpac  The CORE program, discussed above, is designed to deliver improvements in many of these areas, including embedding a more proactive risk culture, embedding the three lines of defence model to establish clearer risk management accountabilities, improving the control environment, and improving risk awareness, capability and capacity through organisation-wide training and additional risk resources in the business. Other areas of improvement are being addressed through significant investment in risk management expertise in areas such as operational risk, compliance, financial crime, stress testing, modelling, regulatory reporting and data quality and management. Further information about risk management is set out in the ‘Risk and risk management’ section. APRA action against Westpac for breaches of liquidity requirements On 1 December 2020, APRA announced it was taking action for breaches by Westpac of APRA’s prudential standards on liquidity . A program of work is underway to address APRA’s requirements, including the commencement of APRA mandated reviews and remediation of shortcomings identified as part of these reviews. From 1 January 2021, APRA has required the Group to increase the value of its net cash outflows by 10% for the purpose of calculating liquidity coverage ratio (LCR). The impact of this overlay on the Group LCR as at 30 September 2021 was 13 percentage points. This overlay will be in place until the shortcomings have been rectified. APRA phasing out reliance on Committed Liquidity Facility On 10 September 2021, APRA announced it expects ADIs to reduce their Committed Liquidity Facility (CLF) usage to zero by 31 December 2022, and that no ADI should rely on the CLF to meet its minimum 100% LCR requirement from the beginning of 2022. Westpac’s current CLF allocation is $37 billion. Westpac expects to reduce its allocation in line with APRA’s announcement, and to meet its liquidity requirements by increasing its holdings of High Quality Liquid Assets. This is also expected to increase the capital required for Interest Rate Risk in the Banking Book to be held by the Group. Financial crime Westpac has continued to improve its financial crime risk management program. This involves a significant multi-year program of work to improve financial crime risk management (including AML/CTF, Sanctions, Anti-Bribery and Corruption, Foreign Account Tax Compliance Act (FATCA) and Common Reporting Standards (CRS)). Through this work, Westpac is undertaking activities to remediate and improve controls in multiple areas including initial, enhanced and ongoing customer due diligence and associated record keeping, upgrading customer and payment screening and transaction monitoring solutions, establishing data reconciliations and checks to ensure the completeness of data feeding into its financial crime systems, and improving regulatory reporting including in relation to IFTIs, Threshold Transaction Reports and Suspicious Matter Reports (including ‘tipping off’ controls). With increased focus on financial crime, further issues requiring attention may be identified. Details about the consequences of failing to comply with financial crime obligations are set out in the ‘Risk factors’ section. Life insurance premium review On 12 October 2021, Westpac noted it was reviewing premium increases on certain life insurance products issued by Westpac Life Insurance Services Limited. The review is ongoing and relates to life insurance products sold under Product Disclosure Statements issued in the years 2010 to 2017. See Note 26 for further information. APRA capital requirements Operational risk capital overlays The following additional capital overlays are currently applied by APRA to Westpac’s operational risk capital requirement: • $500 million in response to Westpac’s Culture, Governance and Accountability self-assessment. The overlay has applied from 30 September 2019. • $500 million in response to the magnitude and nature of issues that were the subject of the AUSTRAC proceedings. The overlay has applied from 31 December 2019. Both overlays have been applied through an increase in RWA. The impact on Westpac’s Level 2 common equity Tier 1 (CET1) capital ratio at 30 September 2021 was a reduction of 36 basis points. APRA announcements affecting capital As part of its response to the current environment, APRA made the following announcements on capital: • Regulatory support for banks offering temporary financial assistance to borrowers impacted by COVID-19, which allowed for payment deferrals up to three months before 30 September 2021; • On 15 December 2020, APRA issued revised capital management guidance to all ADIs and insurers that from 1 January 2021, APRA will no longer hold ADIs to a minimum level of earnings retention (previously 50% of net profit after tax in 2020). However, APRA has stated it expects banks to moderate dividend payout ratios, consider the use of dividend reinvestment plans and/or other capital management initiatives to offset the impact from dividends and conduct regular stress testing; • Deferral of APRA’s implementation of the Basel III capital reforms by a year to January 2023; and • Deferral of changes to APS 222 Associations with Related Entities by a year to 1 January 2022. APRA is proposing changes to embed the ‘unquestionably strong’ level of capital in the capital framework, including implementation of Basel III reforms. On 21 July 2021 APRA released further guidance on capital buffers and the calculation of RWA including for specific asset classes. As part of the proposal, APRA intends to increase the capital

238 WESTPAC GROUP 2021 ANNUAL REPORT Information on Westpac conservation buffer from 2.5% to 4.0% and introduce a base level for the countercyclical capital buffer of 1.0%. As a result, the CET1 capital ratio requirement for D-SIBS is proposed to increase from 8% to 10.5% from 1 January 2023. We expect further clarity on the changes ahead of 1 January 2023. As referenced above, on 10 September 2021 APRA announced it expects ADIs to reduce their CLF usage to zero over the 2022 calendar year. This will result in the Group increasing its holdings of High Quality Liquid Assets. APRA’s proposed revisions to subsidiary capital investment treatment On 5 August 2021 APRA released the final revised standard for APS 111 Capital Adequacy: Measurement of Capital which is effective from 1 January 2022. The final standard includes changes to the parent ADI’s (Level 1) treatment of equity investments in banking and insurance subsidiaries including: • equity investments in subsidiaries (including any Additional Tier 1 and Tier 2 capital investments in subsidiaries) will be risk weighted at 250%, up to a limit of 10% of Level 1 CET1 capital per investment; and • any equity investments in excess of the 10% limit will be fully deducted from Level 1 CET1 capital in determining Level 1 capital ratios. The impact to the Group’s Level 1 ratio on a pro- forma basis at 30 September 2021 is an approximate reduction of 18 basis points. There is no impact from this proposal on the calculation of the Group’s reported regulatory capital ratios on a Level 2 basis. Additional loss absorbing capacity On 9 July 2019, APRA announced a requirement for the Australian major banks (including Westpac) to increase their total capital requirements by three percentage points of RWA as measured under the current capital adequacy framework. This increase in total capital will take full effect from 1 January 2024. The additional capital is expected to be raised through Tier 2 Capital and is likely to be offset by a decrease in other forms of long-term wholesale funding. Westpac is continuing to make progress towards the new requirements. As at 30 September 2021, Westpac’s Tier 2 ratio was 4.21%. This compares to a target minimum Tier 2 Capital Ratio requirement of 5.0%. APRA is still targeting an additional four to five percentage points of loss-absorbing capacity. APRA has stated that it will, over the next three years, consider feasible alternative methods for raising the remaining 1-2 percentage points. General regulatory changes affecting our businesses Cyber resilience APRA, ASIC, and the Australian government have intensified their focus on cyber resilience, given the increasing number of cyber-related incidents. APRA is seeking to ensure that regulated entities improve their cyber resilience practices and has been focussing on the effective implementation of its Prudential Standard CPS 234 on Information Security. Westpac continues to enhance its systems and processes to mitigate cybersecurity risks, including in relation to third parties. APRA prudential standard CPS 511: remuneration On 27 August 2021, APRA released its final revised Prudential Standard CPS 511 Remuneration. The new standard has an effective date of 1 January 2023 for significant financial institutions that are authorised deposit-taking institutions (which includes Westpac). The objective of the Standard is to ensure that APRA- regulated entities maintain remuneration arrangements which appropriately incentivise individuals to prudently manage the risks they are responsible for, and that there are appropriate consequences for poor risk outcomes. Westpac is reviewing its remuneration arrangements in line with the new requirements. Proposed changes to lending laws and regulatory requirements In October 2021 APRA released a letter to ADIs regarding strengthening residential mortgage lending assessments and increased the minimum interest rate buffer that it expects ADI’s to use when assessing home loan serviceability, to at least 3.0 percentage points above the loan product rate. The letter also outlines APRA’s intention to keep the level of the buffer under review and to review risk appetites for lending at high debt-to-income ratios. It also indicated it expects to release an Information Paper outlining its framework for macroprudential policy by the end of this year. On 25 September 2020, the government announced a proposed simplification of Australia’s consumer credit regulatory regime. The proposed legislation has not yet passed the Senate, and if it does, we will make changes as appropriate. In addition to responsible lending, consumer credit is subject to regulatory oversight through a range of mechanisms, including APRA standards and guidance on credit assessments by ADIs. Accordingly, without changes to these regulatory requirements, removal of responsible lending obligations (if this occurs) may not have a significant impact on our overall consumer credit processes. Focus on superannuation On 1 July 2021, the ‘Your Future, Your Super’ reforms came into effect. The key reforms involve: • linking a person to their superannuation fund throughout their working life (unless a person chooses otherwise) to reduce people having unintended multiple superannuation accounts; • requiring APRA to conduct an annual, objective test for MySuper products from 1 July 2021 (and for other prescribed products from 1 July 2022). Trustees that fail the test will have to notify members of the underperformance. Where a product has failed the performance test in two consecutive years, the trustee is prohibited from accepting new beneficiaries into that product. An online ATO ‘YourSuper’ comparison tool was also introduced to enable members to compare the annual performance test outcomes of all MySuper products; and

239 WESTPAC GROUP 2021 ANNUAL REPORT Information on Westpac  Fraud Westpac’s proceedings against Forum Finance Pty Ltd On 28 June 2021 Westpac commenced proceedings in the Federal Court of Australia against Forum Finance Pty Ltd (Forum Finance) and has since amended its claim to join WNZL and add more respondents. This followed the discovery of a significant fraud relating to a portfolio of equipment leases with Westpac customers, arranged by Forum Finance, which were referred to Westpac’s Institutional Bank. The NSW Police, ASIC and APRA have been notified. It appears no Westpac customer has suffered a financial loss. Westpac has obtained asset freezing and search orders to preserve available assets and relevant information and has supported the appointment of external administrators to companies associated with directors of Forum Finance. Westpac is also investigating how this occurred. Completed matters During 2021, a number of litigation matters have been finalised, including: ASIC’s outbound scaled advice division proceedings On 22 December 2016, ASIC commenced Federal Court proceedings against BT Funds Management Limited (BTFM) and Westpac Securities Administration Limited (WSAL) in relation to a number of superannuation account consolidation campaigns conducted between 2013 and 2016. On 23 August 2021, the Federal Court of Australia imposed civil penalties totalling $10.5 million against BTFM ($3 million) and WSAL ($7.5 million) in relation to findings that those entities had provided personal advice in calls to 14 customers in contravention of the Corporations Act 2001 (Cth). ASIC’s proceedings against BT Funds Management and Asgard Capital Management On 20 August 2020, ASIC commenced proceedings in the Federal Court of Australia against BTFM and Asgard Capital Management Limited (ACML), in relation to allegations concerning the inadvertent charging of financial advisor fees to 404 clients totalling $130,006 after a request had been made to remove the financial advisor from the customers’ accounts. On 23 July 2021, the Federal Court imposed civil penalties totalling $3 million against BTFM ($1.5 million) and ACML ($1.5 million). Class action against Westpac Banking Corporation and Westpac Life Insurance Services Limited On 12 October 2017, a class action was filed in the Federal Court of Australia on behalf of customers who, since February 2011, obtained insurance issued by Westpac Life Insurance Services Limited on the recommendation of financial advisers employed within the Westpac Group. On 9 August 2021, the Federal Court approved the settlement of this matter, pursuant to which Westpac will pay up to $30 million to settle the claims made in the class action without any admission of liability. • the trustee’s duty to act in the best interests of beneficiaries becoming an obligation to perform their duties and exercise their powers in the best financial interests of the beneficiaries, and reversing the burden of proof for the best financial interests duty, so the trustee has the onus of demonstrating they have met this obligation. Two BT MySuper products (AESA MySuper and BT Super MySuper) failed the annual MySuper performance test for the year ended 30 June 2021 and the BT trustee has notified relevant members of this outcome. The annual performance assessment is based on a combined seven-year performance of the products. If those BT products also fail the next annual performance test, the BT trustee will be precluded from accepting new My Super members. Consistent with its obligations and APRA’s expectations the BT trustee is assessing the potential implications of these circumstances and exploring options for the products that are in the best financial interests of members. ASIC and APRA are increasing their supervisory focus on superannuation providers, including BT, with an emphasis on member outcomes. Westpac’s BT superannuation entity trustee has been responding to requests for information from APRA in relation to the comparative underperformance of certain of its MySuper products, having regard to APRA’s MySuper ‘Heat Maps’. BT’s superannuation trustee is also continuing with a program of work on enhancement of member outcomes and accelerating its remediation programs. With increased regulatory focus on superannuation, including a number of inquiries and investigations into BT’s superannuation business, further issues requiring attention may be identified. Royal commission into the banking, superannuation and financial services industry Implementation of the 76 express recommendations in the Final Report of the Royal Commission into Misconduct in the Banking, Superannuation and Financial Services Industry continues to be a focus of Australia’s banking and financial services entities and their regulators. Presently, 46 recommendations apply to Westpac. The Group continues with programs of work in relation to all applicable recommendations that have been the subject of legislative activity and/ or regulatory activity and, to date, has implemented 20 recommendations. Other impacts arising from the Royal Commission include claims being brought against financial institutions in relation to matters considered during the Royal Commission, and the referral of several cases of misconduct to the financial regulators by Commissioner Hayne. Litigation and regulatory proceedings Our entities are defendants from time to time in legal proceedings arising from the conduct of our business. Material legal proceedings are described below and in Note 26 to the financial statements.

240 WESTPAC GROUP 2021 ANNUAL REPORT Information on Westpac U.S. AUSTRAC related class action In January 2020, a U.S. class action was brought on behalf of certain investors in Westpac securities between 11 November 2015 and 19 November 2019. The claim related to market disclosure issues connected to Westpac’s monitoring of financial crime over the relevant period and matters which were the subject of the AUSTRAC proceedings. The parties agreed to settle these proceedings and Westpac agreed to pay an amount of US$3.1 million. On 12 May 2021, the District Court of Oregon made orders approving the settlement. Class action in the U.S. relating to bank bill swap rate In August 2016, a class action was filed in the United States District Court for the Southern District of New York against Westpac and several other Australian and international banks and brokers alleging misconduct in relation to the bank bill swap reference rate. In 2020, Westpac reached agreement with the Plaintiffs to settle this class action, agreeing to pay a settlement sum of US$25 million and to certain ongoing co-operation obligations. The settlement remains subject to Court approval. Regulatory proceedings ASIC’s consumer credit insurance proceedings On 7 April 2021, ASIC commenced proceedings in the Federal Court against Westpac in relation to the sale of consumer credit insurance (CCI) products to certain customers who ASIC alleges had not requested this product. ASIC is seeking, among other things, declarations of contraventions of certain civil penalty provisions and unspecified monetary penalties relating to approximately 335 customers in the period 7 April 2015 to 27 July 2015. Westpac has filed its Response to ASIC’s Concise Statement. Westpac ceased selling CCI products in 2019. ASIC’s civil proceedings relating to interest rate hedging activity On 5 May 2021, ASIC filed civil proceedings against Westpac alleging that it had engaged in insider trading and unconscionable conduct and failed to comply with its Australian Financial Services Licence obligations. The allegations relate to interest rate hedging activity during Westpac’s involvement in the 2016 Ausgrid privatisation transaction. Westpac has filed its Response to ASIC’s Concise Statement. Outstanding regulatory matters Westpac is working with ASIC to accelerate the closure of certain investigations described in Note 26 to the financial statements under the heading ‘Compliance, regulation and remediation provisions’, which is expected to involve Court proceedings. Class actions Class action relating to cash in superannuation On 5 September 2019, a class action against BTFM and WLIS was commenced in the Federal Court of Australia in relation to aspects of BTFM’s BT Super for Life cash investment option. The claim follows other industry class actions. It is alleged that BTFM failed to adhere to a number of obligations under the general law, the relevant trust deed and the Superannuation Industry (Supervision) Act 1993 (Cth), and that WLIS was knowingly concerned with BTFM’s alleged contraventions. The amount of damages claimed on behalf of group members has not yet been specified. BTFM and WLIS are defending the proceedings. Class action relating to consumer credit insurance On 28 February 2020, a class action was commenced against Westpac Banking Corporation, Westpac General Insurance Limited and WLIS in the Federal Court of Australia in relation to Westpac’s sale of consumer credit insurance products to customers. The claim follows other industry class actions. It is alleged the three entities failed to adhere to a number of obligations in selling CCI in conjunction with credit cards, personal loans and flexi loans. The damages sought by the claim are unspecified. The three entities are defending the proceedings. Class action relating to payment of flex commissions to auto dealers On 16 July 2020, a class action was commenced against Westpac Banking Corporation and St.George Finance Limited (SGF) in the Supreme Court of Victoria in relation to flex commissions paid to auto dealers from 1 March 2013 to 31 October 2018. This proceeding is one of two class actions commenced against a number of lenders in the auto finance industry. It is alleged Westpac and SGF are liable for the unfair conduct of dealers acting as credit representatives and engaged in misleading or deceptive conduct. The damages sought are unspecified. Westpac and SGF are defending the proceedings. Another law firm publicly announced in July 2020 that it is preparing to commence a class action against Westpac entities in relation to flex commissions paid to auto dealers. Westpac has not been served with a claim from that law firm on flex commissions. Westpac has not paid flex commissions since 1 November 2018 following an industry-wide ban issued by ASIC. Australian AUSTRAC related class action Westpac is defending a class action proceeding which was commenced in December 2019 in the Federal Court of Australia on behalf of certain investors who acquired an interest in Westpac securities between 16 December 2013 and 19 November 2019. The proceeding involves allegations relating to market disclosure issues connected to Westpac’s monitoring of financial crime over the relevant period, and matters which were the subject of the AUSTRAC civil proceedings. The damages sought are unspecified. However, given the time period in question and the nature of the claims, it is likely any alleged damages will be significant. Potential class actions Westpac is aware from media reports and other publicly available material that other class actions against Westpac entities are being investigated. In July 2020, a law firm publicly stated that it intends to commence a class action against BTFM alleging that since 2014, BTFM did not act in the best interests of members of certain superannuation funds when

241 WESTPAC GROUP 2021 ANNUAL REPORT Information on Westpac  obtaining group insurance policies. In August 2020, another law firm announced it was investigating claims on behalf of persons who in the past 6 years acquired, renewed or continued to hold a financial product (including life insurance) on the advice or recommendation of a financial adviser from Magnitude Group, Securitor Financial Group or Westpac Banking Corporation. Westpac has not been served with a claim in relation to either of these matters and has no information about the proposed claims beyond the public statements issued by the law firms involved. Supervision and regulation Australia Within Australia, we are subject to supervision and regulation by seven principal agencies and bodies: the Australian Prudential Regulation Authority (APRA); the Reserve Bank of Australia (RBA); the Australian Securities and Investments Commission (ASIC); the Australian Securities Exchange (ASX); the Australian Competition and Consumer Commission (ACCC); the Australian Transaction Reports and Analysis Centre (AUSTRAC) and the Office of the Australian Information Commissioner (OAIC). APRA is the prudential regulator of the Australian financial services industry. As an ADI, we report prudential information to APRA, including information in relation to capital adequacy, large exposures, credit quality and liquidity. The RBA is responsible for monetary policy, maintaining financial system stability and promoting the safety and efficiency of the payments system. The RBA is an active participant in the financial markets, manages Australia’s foreign reserves, issues Australian currency notes and serves as banker to the Australian Government. ASIC is the national regulator of Australian companies and consumer protection within the financial sector. The ASX operates Australia’s primary national market for trading of securities issued by listed companies. Some of our securities (including our ordinary shares) are listed on the ASX and we therefore have obligations to comply with the ASX Listing Rules, which have statutory backing under the Corporations Act 2001 (Cth). The ACCC is the regulator responsible for the regulation and prohibition of anti-competitive and unfair market practices and mergers and acquisitions in Australia. Its broad objective is to administer the Competition and Consumer Act 2010 (Cth) and related legislation to bring greater competitiveness, fair trading, consumer protection and product safety to the Australian economy. AUSTRAC oversees the compliance of Australian reporting entities (including Westpac) with the requirements under the Anti-Money Laundering and Counter-Terrorism Financing Act 2006 (Cth) and the Financial Transaction Reports Act 1988 (Cth). These requirements include: • implementing programs for identifying and monitoring customers, and for managing the risks of money laundering and terrorism financing; • reporting suspicious matters, threshold transactions and international funds transfer instructions; and • submitting an annual compliance report. The OAIC is responsible for the regulation of privacy and information rights, including under the Privacy Act 1988 (Cth) (Privacy Act). Its functions include handling complaints about the handling of personal information and conducting investigations into potential breaches of the Privacy Act. New Zealand The Reserve Bank of New Zealand (RBNZ) is responsible for supervising New Zealand registered banks and protects the financial stability of New Zealand through the application of minimum prudential obligations. The New Zealand prudential supervision regime requires that registered banks publish disclosure statements, which contain information on financial performance and risk positions as well as attestations by the directors about the bank’s compliance with its conditions of registration and certain other matters. The Financial Markets Authority (FMA) and the New Zealand Commerce Commission (NZCC) are the two primary conduct and enforcement regulators. The FMA and NZCC are responsible for ensuring that markets are fair and transparent and are supported by confident and informed investors and consumers. Regulation of markets and their participants is undertaken through a combination of market supervision, corporate governance and licensing approvals. In New Zealand, other relevant regulator mandates include those relating to taxation, privacy and foreign affairs and trade. Banks in New Zealand are also subject to a number of self- regulatory regimes. Examples include Payments NZ, the New Zealand Bankers’ Association and the Financial Services Council (FSC). Examples of industry agreed codes include the New Zealand Bankers’ Association’s Code of Banking Practice and FSC’s Code of Conduct.

242 WESTPAC GROUP 2021 ANNUAL REPORT Information on Westpac United States Our New York branch is a US federally licensed branch and therefore is subject to supervision, examination and regulation by the US Office of the Comptroller of the Currency and the Board of Governors of the Federal Reserve System (the US Federal Reserve) under the US International Banking Act of 1978 (IBA) and related regulations. A US federal branch must maintain, with a US Federal Reserve member bank, a capital equivalency deposit as prescribed by the US Comptroller of the Currency, which is at least equal to 5% of its total liabilities (including acceptances, but excluding accrued expenses, and amounts due and other liabilities to other branches, agencies and subsidiaries of the foreign bank). In addition, a US federal branch is subject to periodic on-site examination by the US Comptroller of the Currency. Such examination may address risk management, operations, asset quality, compliance with the record-keeping and reporting, and any additional requirements prescribed by the US Comptroller of the Currency from time to time. A US federal branch of a foreign bank is, by virtue of the IBA, subject to the receivership powers exercisable by the US Comptroller of the Currency. As of 22 June 2016, we elected to be treated as a financial holding company in the US pursuant to the Bank Holding Company Act of 1956 and Federal Reserve Board Regulation Y. Our election will remain effective so long as we meet certain capital and management standards prescribed by the US Federal Reserve. Westpac and some of its affiliates are engaged in various activities that are subject to regulation by other US federal regulatory agencies, including the US Securities and Exchange Commission, US Financial Industry Regulatory Authority, the US Commodity Futures Trading Commission and the National Futures Association. Anti-money laundering regulation and related requirements Australia Westpac has a Group-wide program to manage its obligations under the Anti-Money Laundering and Counter- Terrorism Financing Act 2006 (Cth). We continue to actively engage with the regulator, AUSTRAC, on our activities. Our Anti-Money Laundering and Counter-Terrorism Financing Policy (AML/CTF Policy) sets out how the Westpac Group complies with its legislative obligations. The AML/CTF Policy applies to all business divisions and employees (permanent, temporary and third party providers) working in Australia, New Zealand and overseas. United States The USA PATRIOT Act of 2001 requires US financial institutions, including the US branches of foreign banks, to take certain steps to prevent, detect and report individuals and entities involved in international money laundering and the financing of terrorism. The required actions include verifying the identity of financial institutions and other customers and counterparties, terminating correspondent accounts for foreign ‘shell banks’ and obtaining information about the owners of foreign bank clients and the identity of the foreign bank’s agent for service of process in the US. The anti-money laundering compliance requirements of the USA PATRIOT Act include requirements to appoint a qualified BSA Officer, adopt and implement an effective anti-money laundering program, report suspicious transactions or activities, and implement due diligence procedures for correspondent and other customer accounts in line with the CDD rule. Westpac’s New York Branch and Westpac Capital Markets LLC maintain an anti-money laundering compliance program designed to address US legal requirements. US economic and trade sanctions, as administered by the Office of Foreign Assets Control (OFAC), prohibit or significantly restrict US financial institutions, including the US branches and operations of foreign banks, and other US persons from doing business with certain persons, entities and jurisdictions. Westpac’s New York Branch and Westpac Capital Markets LLC maintain compliance programs designed to comply with OFAC sanctions programs, and Westpac has a Group-wide program to ensure adequate compliance. Legal proceedings Our entities are defendants from time to time in legal proceedings arising from the conduct of our business. Material legal proceedings, if any, are described in Note 26 to the financial statements and under ‘Significant developments’ above. Where appropriate as required by the accounting standards, a provision has been raised in respect of these proceedings and disclosed in the financial statements.

243 WESTPAC GROUP 2021 ANNUAL REPORT Group performance SECTION 2 Reading this report Review of Group operations Income statement review Balance sheet review Capital resources Divisional performance Consumer Business Westpac Institutional Bank Westpac New Zealand Specialist Businesses Group Businesses Risk and risk management Risk management Risk factors Other Westpac business information

244 WESTPAC GROUP 2021 ANNUAL REPORT Reading this report Reading this report Disclosure regarding forward-looking statements This Annual Report contains statements that constitute ‘forward-looking statements’ within the meaning of Section 21E of the US Securities Exchange Act of 1934. Forward-looking statements are statements about matters that are not historical facts. Forward-looking statements appear in a number of places in this Annual Report and include statements regarding Westpac’s intent, belief or current expectations with respect to its business and operations, market conditions, results of operations and financial condition, including, without limitation, future loan loss provisions and financial support to certain borrowers. Words such as ‘will’, ‘may’, ‘expect’, ‘intend’, ‘seek’, ‘would’, ‘should’, ‘could’, ‘continue’, ‘plan’, ‘estimate’, ‘anticipate’, ‘believe’, ‘probability’, ‘risk’, ‘aim’, ‘outlook’, ‘forecast’ or other similar words are used to identify forward-looking statements. These forward-looking statements reflect Westpac’s current views with respect to future events and are subject to change, certain risks, uncertainties and assumptions which are, in many instances, beyond Westpac’s control, and have been made based upon management’s expectations and beliefs concerning future developments and their potential effect upon Westpac. There can be no assurance that future developments will be in accordance with Westpac’s expectations or that the effect of future developments on Westpac will be those anticipated. Actual results could differ materially from those expected, depending on the outcome of various factors, including, but not limited to: • information security breaches, including cyberattacks; • the effect of the global COVID-19 pandemic, which has had, and may continue to have, a negative impact on our business and global economic conditions, adversely affect a wide-range of Westpac’s key suppliers, third-party contractors and customers, create increased volatility in financial markets and result in increased impairments, defaults and write-offs; • the effect of, and changes in, laws, regulations, taxation or accounting standards or practices and government policy, particularly changes to liquidity, leverage and capital requirements; • regulatory investigations, reviews and other actions, inquiries, litigation, fines, penalties, restrictions or other regulator imposed conditions, including as a result of our actual or alleged failure to comply with laws (such as financial crime laws), regulations or regulatory policy; • the effectiveness of Westpac’s risk management policies, including internal processes, systems and employees, and operational risks resulting from ineffective processes and controls, as well as breakdowns in processes and procedures requiring remediation activity; • the failure to comply with financial crime obligations, which has had, and could further have, adverse effects on our business and reputation; • the occurrence of environmental change (including as a result of climate change) or external events in countries in which Westpac or its customers or counterparties conduct their operations; • internal and external events which may adversely impact Westpac’s reputation; • litigation and other legal proceedings and regulator investigations and enforcement actions; • reliability and security of Westpac’s technology and risks associated with changes to technology systems; • the stability of Australian and international financial systems and disruptions to financial markets and any losses or business impacts Westpac or its customers or counterparties may experience as a result; • market volatility, including uncertain conditions in funding, equity and asset markets; • the incidence of inadequate capital levels under stressed conditions; • the risk that governments will default on their debt obligations or will be unable to refinance their debts as they fall due; • changes to Westpac’s credit ratings or the methodology used by credit rating agencies; • changes in political, social or economic conditions in any of the major markets in which Westpac or its customers or counterparties operate; • changes in economic conditions, consumer spending, saving and borrowing habits in Australia, New Zealand and other countries (including as a result of tariffs and other protectionist trade measures) in which Westpac or its customers or counterparties conduct their operations and Westpac’s ability to maintain or to increase market share, margins and fees, and control expenses; • adverse asset, credit or capital market conditions; • an increase in defaults in credit exposures because of a deterioration in economic conditions; • an increase in defaults, write-offs and provisions for credit impairments; • the effects of competition, including from established providers of financial services and from non-financial services entities, in the geographic and business areas in which Westpac conducts its operations; • levels of inflation, interest rates (including low or negative interest rates), exchange rates and market and monetary fluctuations and volatility;

245 WESTPAC GROUP 2021 ANNUAL REPORT Reading this report • poor data quality or poor data retention; • strategic decisions including diversification, innovation, divestment, acquisitions or business expansion activity, including the integration of new businesses; • changes to Westpac’s critical accounting estimates and judgements and changes to the value of Westpac’s intangible assets; • the incidence or severity of Westpac-insured events; • the inability to syndicate or sell down underwritten securities, particularly during times of heightened market volatility; and • various other factors beyond Westpac’s control. The above list is not exhaustive. For certain other factors that may impact on forward-looking statements made by Westpac, refer to ‘Risk factors’ in this Annual Report. When relying on forward-looking statements to make decisions with respect to Westpac, investors and others should carefully consider the foregoing factors and other uncertainties and events. Westpac is under no obligation to update any forward-looking statements contained in this Annual Report, whether as a result of new information, future events or otherwise, after the date of this Annual Report. Currency of presentation, exchange rates and certain definitions In this Annual Report, ‘financial statements’ means our audited consolidated balance sheets as at 30 September 2021 and 30 September 2020 and income statements, statements of comprehensive income, changes in equity and cash flows for each of the years ended 30 September 2021, 2020 and 2019 together with accompanying notes which are included in this Annual Report. Our financial year ends on 30 September. As used throughout this Annual Report, the financial year ended 30 September 2021 is referred to as 2021 and other financial years are referred to in a corresponding manner. We publish our consolidated financial statements in Australian dollars. In this Annual Report, unless otherwise stated or the context otherwise requires, references to ‘dollars’, ‘dollar amounts’, ‘$’, ‘AUD’ or ‘A$’ are to Australian dollars and references to ‘NZ$’, ‘NZD’ or ‘NZ dollars’ are to New Zealand dollars. The Australian dollar equivalent of New Zealand dollars at 30 September 2021 was A$1.00 = NZ$1.0477, being the closing spot exchange rate on that date. Any discrepancies between totals and sums of components in tables contained in this Annual Report are due to rounding. Reading this report

246 WESTPAC GROUP 2021 ANNUAL REPORT Review of Group operations Selected consolidated financial and operating data We have derived the following selected financial information, as of, and for the financial years ended, 30 September 2021, 2020 and 2019 from our consolidated financial statements and related notes. This information should be read together with our audited consolidated financial statements and the accompanying notes included elsewhere in this Annual Report. Accounting standards The financial statements and other financial information included elsewhere in this Annual Report, unless otherwise indicated, have been prepared and presented in accordance with Australian Accounting Standards (AAS). Compliance with AAS ensures that the financial statements also comply with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). The financial statements have been prepared in accordance with the accounting policies described in the Notes to the financial statements. Recent accounting developments For a discussion of recent accounting developments refer to Note 1 to the financial statements. Critical accounting assumptions and estimates Applying the Group’s accounting policies requires the use of judgment, assumptions and estimates which impact the financial information. Note 1 (b) includes details of the areas of our critical accounting assumptions and estimates and a reference to the relevant note in the financial statements providing further information. Each of the assumptions and estimates have been discussed at our Board Audit Committee (BAC). The following is a summary of the areas involving our most critical accounting estimates. • Note 7 Income taxes. • Note 13 Provisions for ECL on loans and credit commitments. • Note 15 Life insurance contract liabilities. • Note 22 Fair value of financial instruments. • Note 25 Goodwill. • Note 26 Provisions (other than Provisions for ECL on loans and credit commitments). • Note 33 Superannuation obligations. Intangible assets – computer software Effective from 1 October 2020, the Group made a prospective change to computer software capitalisation by increasing the threshold for capitalisation for software development costs from a total project spend of $1 million to a total project spend of $20 million. This does not have a material effect on the Group’s financial statements. The change increased operating expenses and reduced profit before income tax in the year by $191 million. Impact of COVID-19 The COVID-19 pandemic and the measures put in place domestically and globally to control the spread of the virus continue to impact global economies and financial markets. As a result, this remains a source of uncertainty and judgement is required in relation to our critical accounting assumptions and estimates, primarily relating to: • expected credit losses (ECL); and • recoverable amount assessments of intangible assets. As there is a higher than usual degree of uncertainty associated with these assumptions and estimates, the actual outcomes may differ significantly which may impact accounting estimates included in these financial statements. Review of Group operations

WESTPAC GROUP 2021 ANNUAL REPORT 247

Review of Group operations

Income statement review

Consolidated income statement and key financial information[1]

(in $m unless otherwise indicated) Income statements for the years ended 30 September	2021	2020	2019
Net interest income	16,858	16,696	16,907
Net fee income	1,482	1,592	1,655
Net wealth management and insurance income	1,211	751	1,029
Trading income	719	895	929
Other income	952	249	129
Net operating income before operating expenses and impairment charges	**21,222**	**20,183**	**20,649**
Operating expenses	(13,311)	(12,739)	(10,106)
Impairment charges	590	(3,178)	(794)
Profit before income tax	**8,501**	**4,266**	**9,749**
Income tax expense	(3,038)	(1,974)	(2,959)
Profit attributable to non-controlling interests (NCI)	(5)	(2)	(6)
Net profit attributable to owners of Westpac Banking Corporation (WBC)	**5,458**	**2,290**	**6,784**
Key financial ratios			
Shareholder value			
Fully franked dividends per ordinary share (cents)	118	31	174
Dividend payout ratio (%)[2]	79.25	48.87	88.83
Basic earnings per share (cents)[3]	149.4	63.7	196.5
Diluted earnings per share (cents)[4]	137.8	63.7	189.5
Weighted average number of ordinary shares (millions)	3,653	3,590	3,450
Net tangible assets per ordinary share ($)[5]	16.90	15.67	15.36
Return on average ordinary equity (%)[6]	7.70	3.37	10.65
Return on average total equity (%)[7]	7.70	3.36	10.64
Share price ($):			
High	27.12	29.81	30.05
Low	16.51	13.47	23.30
Close	26.00	16.84	29.64
Business performance			
Net interest margin (%)[8]	2.06	2.03	2.12
Operating expenses to operating income ratio (%)	62.72	63.12	48.94
Return on average assets (%)[9]	0.60	0.25	0.76
Capital adequacy			
Total equity to total assets (%)	7.70	7.50	7.20
Average total equity to total average assets (%)	7.83	7.40	7.13
APRA Basel III:			
Common equity Tier 1 (%)	12.32	11.13	10.67
Tier 1 ratio (%)	14.65	13.23	12.84
Total capital ratio (%)	18.86	16.38	15.63
Credit quality[10]			
Loans written off (net of recoveries)	594	977	982
Loans written off (net of recoveries) to average loans (basis points)	8	14	14
Net impaired assets to equity and collectively assessed provisions (%)	1.28	2.21	1.41
Total provisions for expected credit losses (ECL) to total loans (basis points)	70	88	54

1. Where accounting classifications have changed or where changes in accounting policy are adopted retrospectively, comparatives have been restated and may differ from results previously reported.
2. Adjusted for Treasury shares.
3. Based on weighted average number of fully paid ordinary shares.
4. Basic earnings per share adjusted for the impact of dilutive potential ordinary shares.
5. Total equity attributable to owners of Westpac Banking Corporation, after deducting intangible assets divided by the number of ordinary shares outstanding, less Treasury shares.
6. Calculated by dividing net profit attributable to owners of Westpac Banking Corporation by average ordinary equity.
7. Calculated by dividing net profit attributable to owners of Westpac Banking Corporation by average ordinary equity and non-controlling interests.
8. Calculated by dividing net interest income by average interest earning assets.
9. Calculated by dividing net profit attributable to owners of Westpac Banking Corporation by average total assets.
10. Includes balances classified as held for sale.

248 WESTPAC GROUP 2021 ANNUAL REPORT Review of Group operations Overview of performance – 2021 v 2020 Net profit attributable to owners of WBC for 2021 was $5,458 million, an increase of $3,168 million or 138% compared to 2020. The increase in net profit was predominantly due to a credit impairment benefit of $590 million in 2021 compared to a charge of $3,178 million in 2020. Over recent years, Westpac has incurred certain items that have been called "notable items". The net after tax impact of these items was lower in 2021 ($1,601 million) compared to 2020 ($2,619 million). 2021 items included: • the write-down of assets (goodwill, capitalised software and certain other assets); • additional provisions for estimated customer refunds, payments, associated costs and litigation; and • separation and transaction costs related to divestment of the Group’s Specialist Businesses; partly offset by • gains on sale of assets and non-core businesses. The following is a summary of the movements in the major line items in net profit for 2021 compared to 2020. Net interest income increased $162 million compared to 2020 reflecting a 3 basis point increase in net interest margin (to 2.06%) partly offset by a small decline in average interest earning assets of $2.3 billion (down less than 1%). The decline in average interest earning assets was mostly from lower business lending early in the year and from a decline in other overseas assets as we consolidated our operations in Asia. The rise in net interest income was predominantly due to: • a $667 million change in unrealised gains on fair value economic hedges, from a charge of $477 million in 2020 to a benefit of $190 million in 2021; and • lower wholesale funding and deposit costs; partly offset by • lower spreads on mortgages and business lending from intense competition, and a shift in the mix of the portfolio to lower spread fixed rate lending; and • reduced returns on hedged capital and liquid assets from lower interest rates. Non-interest income increased $877 million compared to 2020. The rise was mainly due to: • gains on sale of assets and non-core businesses; and • higher net wealth and insurance income due to favourable life policyholder liability revaluation and lower general insurance severe weather claims; partly offset by • lower financial markets trading income from lower volatility and the exit from energy trading; and • lower net fee income from fee simplification initiatives. Operating expenses increased $572 million or 4% compared to 2020. The rise was mainly due to: • asset impairments (including goodwill and capitalised software); • an increase in full time equivalent (FTE) employees and associated costs, principally to improve risk management as part of our Fix priority and increased mortgage volumes; partly offset by • costs of the AUSTRAC proceedings, including a penalty, in 2020. The Group recognised a credit impairment benefit of $590 million in 2021 compared to a charge of $3,178 million in 2020. In 2020, the Group materially increased provisions in response to the expected economic impact of COVID-19, including forecasts of prolonged deterioration in economic activity, a rise in unemployment and a decline in property prices. The improvement in asset quality along with a better economic outlook has meant that some of the provisions booked in 2020 are no longer required. The Group also fully provided for a large equipment finance fraud in 2021. The effective tax rate of 35.7% was lower than the 2020 effective tax rate of 46.3% predominantly due to the non-deductible items in 2020. The Board has determined a final dividend of 60 cents per ordinary share. The full year ordinary dividends of $1.18 is higher than the ordinary dividends declared in 2020 and represents a payout ratio of 79.25%. The full year ordinary dividend is fully franked.

WESTPAC GROUP 2021 ANNUAL REPORT 249

Review of Group operations

Income statement review – 2021 v 2020

Net interest income – 2021 v 2020

$m	2021	2020	2019
Interest income	22,278	27,047	33,222
Interest expense	(5,420)	(10,351)	(16,315)
Net interest income	**16,858**	**16,696**	**16,907**
Increase/(decrease) in net interest income			
Due to change in volume	31	496	397
Due to change in rate	131	(707)	5
Change in net interest income	**162**	**(211)**	**402**

Net interest income increased $162 million or 1% compared to 2020. Key features include:

- decrease in average interest earning assets with reductions in institutional, business, and personal lending balances, partly offset by higher mortgage lending balances and increased holdings of third party liquid assets. Other interest earning assets decreased mainly in collateral balances; and
- Group net interest margin increased 3 basis points to 2.06%. Refer to Interest spread and margin – 2021 v 2020 for primary drivers of margin movement.

Total loans (including held for sale loans) increased $17.7 billion or 3% compared to 30 September 2020. Excluding foreign currency translation impacts, total loans increased $15.1 billion or 2%.

Key features of total loan movements were:

- Australian housing loans increased $14.7 billion, with growth improving through the year, supported by market growth, improvements in credit decisioning and processing times. The growth was in owner occupied lending, up $23.8 billion, partly offset by a reduction in investor lending of $7.5 billion;
- Australian personal lending decreased $2.3 billion with auto finance declining $1.1 billion and a decrease in credit cards and personal loans as customers reduced this form of debt;
- Australian business lending grew $0.9 billion from increased institutional activity, leading to higher drawdowns on existing facilities. This was partly offset by a reduction in exposures to the SME and commercial portfolios from reduced new lending and accelerated repayments;
- New Zealand lending increased in $NZ terms with higher housing lending, supported by continued market strength, partly offset by lower business lending; and
- Other overseas lending decreased as the Group continued to consolidate its operations in Asia.

Deposits and other borrowings excluding certificates of deposit increased $24.9 billion or 4% compared to 30 September 2020, fully funding loan growth for the year. Excluding foreign currency translation impacts, deposits and other borrowings excluding certificates of deposit increased $22.8 billion or 4%.

Key features of deposits and other borrowings excluding certificates of deposit growth were:

- Australian deposits and other borrowings excluding certificates of deposit increased reflecting the impact of extended lockdowns and government stimulus, with all the growth recorded in the second half of the year. The mix of deposits continued to shift from term deposits to at call products. Non-interest bearing deposits were higher reflecting mortgage offset balances up $4.8 billion;
- New Zealand deposits and other borrowings excluding certificates of deposit increased across both households and business with term deposits declining and at call products increasing; and
- Other overseas deposits and other borrowings excluding certificates of deposit decreased primarily in Asia as we continued to consolidate our operations.

Certificates of deposit increased $11.0 billion or 31% reflecting higher short-term wholesale funding issuance in this form.

250 **WESTPAC GROUP** 2021 ANNUAL REPORT

Review of Group operations

Interest spread and margin – 2021 v 2020

$m	2021	2020	2019
Group			
Net interest income	16,858	16,696	16,907
Average interest earning assets	819,456	821,718	798,924
Average interest bearing liabilities	736,336	745,641	734,282
Average net non-interest bearing assets, liabilities and equity	83,120	76,077	64,642
Interest spread[1]	1.98%	1.90%	1.94%
Benefit of net non-interest bearing assets, liabilities and equity[2]	0.08%	0.13%	0.18%
Net interest margin[3]	**2.06%**	**2.03%**	**2.12%**

Group net interest margin of 2.06% increased 3 basis points from 2020. Key features include:

- reduced estimated customer refunds and payments contributed to an increase in margin of 4 basis points; and
- excluding the impact of estimated customer refunds and payments, net interest margin decreased 1 basis point driven by:
  - 7 basis point decrease from loans primarily due to lower spreads on new lending, shifts in the mortgage portfolio composition to lower spread fixed rate loans, mortgage retention pricing, contraction in business lending spreads, and a change in portfolio mix with reductions in higher spread personal and business lending average balances, partly offset by lower funding costs;
  - 6 basis point decrease from capital and other primarily due to reduced earnings on hedged capital;
  - 3 basis point decrease from higher holdings of third party liquid assets; partly offset by
  - 6 basis point increase from higher Treasury and Markets contribution primarily driven by unrealised gains on fair value economic hedges and hedge ineffectiveness;
  - 5 basis point increase from lower wholesale funding costs reflecting low interest rates and the Term Funding Facility; and
  - 4 basis point increase from deposits primarily due to favourable shifts in portfolio composition as customers preferred at call products and repricing, partly offset by lower earnings on hedged deposits.

Non-interest income - 2021 v 2020

$m	2021	2020	2019
Net fee income	1,482	1,592	1,655
Net wealth management and insurance income	1,211	751	1,029
Trading income	719	895	929
Other income	952	249	129
Non-interest income	**4,364**	**3,487**	**3,742**

Non-interest income of $4,364 million increased $877 million or 25% compared to 2020.

Net fee income decreased $110 million or 7% primarily resulting from:

- estimated customer refunds and payments were $137 million in 2021 compared to $88 million in 2020;
- the removal of certain account and transaction fees as part of our simplification initiatives;
- the impacts of COVID-19 including a decline in international card volumes and lower customer activity;
- lower payments revenue from a reduction in correspondent banking relationships; and
- lower net contribution from ATM usage ($25 million) following the sale of our offsite ATMs to a third party in 2020; partly offset by
- higher corporate and institutional fee income ($37 million) from lower utilisation of credit facilities.

1. Interest spread is the difference between the average yield on all interest earning assets and the average yield on all interest bearing liabilities.
2. The benefit of net non-interest bearing assets, liabilities and equity is determined by applying the average yield paid on all interest bearing liabilities to the average level of net non-interest bearing funds as a percentage of average interest earning assets.
3. Net interest margin is calculated by dividing net interest income by average interest earning assets.

WESTPAC GROUP 2021 ANNUAL REPORT 251

Review of Group operations

Net wealth management and insurance income increased $460 million or 61% primarily due to:

- higher life insurance income ($413 million) with the prior period impacted by asset impairment and deferred acquisition cost write-offs combined with a favourable movement in the valuation of life policy liabilities;
- higher Lenders Mortgage Insurance income ($81 million) reflecting increased volumes and first home buyer activity prior to the sale of the business in August 2021; and
- higher General Insurance income ($41 million) due to lower weather-related claims prior to the sale of the business in July 2021; partly offset by
- lower wealth income ($39 million) mostly from platform and superannuation pricing changes and migration of customers from legacy platforms to BT Panorama; and
- full period impact from the exit of the Advice business in 2020 ($30 million).

Trading income decreased $176 million or 20% primarily due to:

- lower non-customer income primarily due to lower fixed income and foreign exchange trading due to low market volatility and reduced commodities income following the exit of the energy desk in 2020 ($64 million); and
- losses on derivatives ($79 million) that hedge certain customer products which is mostly offset by a corresponding gain in Other income; partly offset by
- a positive movement in derivative valuation adjustments ($169 million) with 2020 impacted by wider credit spreads due to the higher potential risks that were expected to emerge from COVID-19; and
- a positive movement in offshore earnings hedges ($36 million).

Other income increased $703 million primarily due to:

- a gain on the revaluation of Coinbase ($545 million);
- a gain on the sale of Westpac General Insurance ($160 million);
- fair value gains ($78 million) on markets related customer products, with the risk associated with these instruments hedged and losses reported in trading income;
- non-recurring foreign currency translation losses incurred in the prior year following the closure of the Mumbai branch ($55 million); and
- gains on the revaluation of fintech investments ($43 million); partly offset by
- the revaluation of Zip Co Limited in the prior year ($303 million).

Operating expenses – 2021 v 2020

$m	2021	2020	2019
Staff expenses	6,034	5,015	5,038
Occupancy expenses	1,226	1,016	1,023
Technology expenses	3,128	2,643	2,319
Other expenses	2,923	4,065	1,726
Total operating expenses	**13,311**	**12,739**	**10,106**
Total operating expenses to net operating income ratio (%)	**62.72%**	**63.12%**	**48.94%**

Operating expenses were $572 million or 4% higher compared to 2020. Key items include:

- write-down of intangible assets ($737 million higher);
- asset sales and revaluations ($352 million higher);
- costs associated with estimated customer refunds, payments, costs and litigation ($197 million higher);
- partly offset by non-repeat of costs associated with AUSTRAC proceedings ($1,478 million lower).

Except for these items, operating expenses increased $764 million or 7%. The following discussion excludes the impact of these key items.

Through the year, we added 3,294 FTE mainly in response to additional resources to support our Fix strategic priority, responding to higher mortgage volumes, providing COVID-19 support, and bringing more than 1,000 previously outsourced roles back to Australia. Additionally, increased expenses from the changes to our software capitalisation policy and increased short-term incentives were partly offset by savings from organisational streamlining and reductions in our branch network.

252 **WESTPAC GROUP** 2021 ANNUAL REPORT

Review of Group operations

Staff expenses increased $854 million or 17% from:

- higher personnel expenses mainly driven by:
  - additional resources to improve risk management and compliance;
  - responding to higher mortgage volumes, providing COVID-19 support, and bringing roles back to Australia;
  - increased short-term incentives as 2020 had a reduced bonus pool given risk issues; and
- changes to our software capitalisation policy resulted in a higher proportion of activity being directly expensed in the period, rather than amortised over future periods;
- partly offset by higher utilisation of leave provisions.

Occupancy expenses were $65 million or 6% lower mostly from lower distribution network costs including branch closures, partly offset by costs associated with corporate sites rationalisation.

Technology expenses were $4 million higher from impacts of changes to our software capitalisation policy partly offset by lower amortisation.

Other expenses decreased $29 million or 2% from lower third-party spend and travel and entertainment partly offset by higher costs relating to the Customer Outcomes and Risk Excellence (CORE) program.

Impairment charges – 2021 v 2020

$m	2021	2020	2019
Total impairment (benefit)/charges	(590)	3,178	794
Impairment charges to average gross loans (basis points)	(8)	45	11

In 2021, Westpac reported an impairment benefit of $590 million, compared to the 2020 impairment charge of $3,178 million, a $3,768 million improvement.

Total new collectively assessed provisions (CAP) in 2021 was a benefit of $803 million compared to a charge of $2,861 million in 2020. The benefit was due to:

- more positive forward-looking economic inputs in the provision calculations through 2021;
- improved asset quality metrics, including a 55 basis point reduction in the Group's stressed exposures to TCE and lower delinquencies across the consumer portfolios; and
- lower write-offs, predominately from lower delinquencies and a reduction in our consumer unsecured portfolios.

Total individually assessed provisions (IAPs), write-backs and recoveries were $104 million lower than 2020 principally due to:

- higher recoveries and write-backs in 2021 predominately in the Consumer and Business divisions; and
- lower new IAPs. 2021 included a small number of large customers migrating to impaired while one fully provided equipment finance fraud was recorded in 2021.

Income tax expense – 2021 v 2020

$m	2021	2020	2019
Income tax expense	3,038	1,974	2,959
Tax as a percentage of profit before income tax expense (effective income tax rate)	35.74%	46.27%	30.35%

The effective tax rate of 35.74% in 2021 was significantly lower than the 2020 effective tax rate of 46.27%. The key driver for the decline in the rate is the non-deductible provisions for the penalty, and associated costs, relating to the AUSTRAC civil proceedings, being recognised in 2020 and not repeated in 2021. These have been offset by additional tax expense arising from our Insurance divestments in 2021.

The effective tax rate of 35.74% in 2021 is above the Australian corporate tax rate of 30%, with the key drivers for the increase in the rate being the non-deductible goodwill impairments and additional tax expense arising from our Insurance divestments.

253 WESTPAC GROUP 2021 ANNUAL REPORT Review of Group operations Overview of performance – 2020 v 2019 Net profit attributable to owners of WBC for 2020 was $2,290 million, a decrease of $4,494 million or 66% compared to 2019. 2020 net profit included a significant increase in impairment charges due to the economic impact of the COVID-19 pandemic, costs associated with the AUSTRAC proceedings, asset impairments and revaluations, and estimated customer refunds, payments, associated costs and litigation. Net interest income decreased $211 million compared to 2019 predominantly due to a decrease in net interest margin of 9 basis points to 2.03%. The movement in net interest income is attributable to the impact of: • lower rates on average interest earning assets exceeding benefits from the decrease in the Group’s funding costs, which includes movements in economic hedges; and • lower charges for estimated customer refunds and payments than in 2019. In aggregate, non-interest income decreased $255 million compared to 2019 mainly due to: • a decrease in net wealth and insurance income due to lower rates, asset impairment, and severe weather events resulting in higher claims; and • a decrease in net fee income from lower customer activities and fee waivers, partially offset by • a lower charge for estimated customer refunds and payments compared to 2019; and • the realisation of a gain upon the de-recognition of an associate. Operating expenses increased $2,633 million or 26% compared to 2019. The rise was mainly due to: • costs associated with AUSTRAC proceedings including a provision for penalty; • customer service costs associated with responding to COVID-19; and • asset impairments, and an increase in amortisation and impairment of capitalised software; partially offset by provisions for Wealth restructuring in 2019. Impairment charges were $2,384 million higher compared to 2019 mostly reflecting the deterioration in the economy as a result of the COVID-19 pandemic which has led to a significant increase in the expected credit losses. Asset quality deteriorated, with stressed exposures1 as a percentage of total committed exposures at 1.91%, up 71 basis points compared to 2019. The effective tax rate of 46.3% was higher than the 2019 effective tax rate of 30.4% predominantly due to both the provision for the AUSTRAC penalty and goodwill impairment being non-deductible. The Board has determined a final dividend of 31 cents per ordinary share. The full year ordinary dividends of 31 cents is lower than the ordinary dividend declared in 2019 and represents a payout ratio of 48.87%. The full year ordinary dividend is fully franked. Income statement review – 2020 v 2019 Net interest income – 2020 v 2019 Net interest income decreased $211 million or 1% compared to 2019. Key features include: • 3% growth in average interest earning assets from increased holdings of third party liquid assets, from a higher liquidity position driven by strong deposit inflow partly offset by Australian based lending; • other interest earning assets increased due the deployment of excess liquidity to assets under reverse repurchase agreements, and higher collateral balances; and • Group net interest margin decreased 9 basis points to 2.03%. Refer to Interest spread and margin – 2020 v 2019 for primary drivers of margin movement. Total loans decreased $21.7 billion or 3% compared to 2019. Excluding foreign currency translation impacts, total loans decreased $20.8 billion or 3%. Key features of loan movements were: • Australian housing loans declined mostly from accelerated payments. The decline was in investor property lending down $10.6 billion or 6% with owner occupied lending up $5.3 billion or 2%; • Australian personal lending decreased across credit cards, personal loans and auto lending. This was consistent with the overall market trends in unsecured lending and auto finance with customers reducing debt and adopting other forms of finance; • Australian business lending contracted from lower demand for investment and working capital requirements along with higher institutional repayments; • most of the increase in New Zealand lending was in housing, with the property market continuing to grow with business lending also a little higher. This was partly offset by lower personal loans due to customer deleveraging and increased competition; Review of Group operations 1. S tressed exposures do not include exposures which are on an active COVID 19 deferral package as of September 2020.

254 WESTPAC GROUP 2021 ANNUAL REPORT Review of Group operations • Overseas lending decreased due to lower trade finance in Asia; and • provision balances increased from changes in the economic scenarios and weightings used in AASB 9 provision models. Deposits and other borrowings excluding certificates of deposit increased $30.9 billion or 6% compared to 2019. Excluding foreign currency translation impacts, deposits and other borrowings excluding certificates of deposit increased $32.0 billion or 6%. Key features of deposits and other borrowings excluding certificates of deposit growth were: • Australian deposits and other borrowings excluding certificates of deposit grew and the mix shifted from term deposits to at call products. Non-interest bearing deposits grew mainly due to $4.9 billion of higher mortgage offset balances; • New Zealand deposits and other borrowings excluding certificates of deposit increased across both households and businesses. The trends in deposit growth were similar to Australia with term deposits declining and at call increasing; and • Overseas deposits and other borrowings excluding certificates of deposit decreased with all of the decline in the second half of the year as we continued to reduce our exposure to international regions. Interest spread and margin – 2020 v 2019 Group net interest margin of 2.03% decreased 9 basis points from 2019. Key features include: • estimated customer refunds and payments contributed to an increase in margin of 2 basis points; and • except for these items, net interest margin decreased 11 basis points driven by: – 11 basis point decrease from lower deposit spreads and hedges due to the low interest rate environment. This was partially offset by changes in the mix of the portfolio with customers moving to at call accounts from term deposits; – 7 basis point decrease from higher holdings of third party liquid assets due to our deployment of excess liquidity generated by strong deposit inflows and lower lending; and – 4 basis point decrease from capital and other primarily due to lower income earned on hedged balances, this was partially offset by: – 6 basis point increase from lower short term funding costs; – 5 basis point increase from loan spreads with pricing changes to Australian mortgages and business loans partially offset by increased competition driving lower rates on new lending and retention pricing, and the impact of customers switching to lower spread fixed rate loans; and – Treasury and Markets contribution was flat on 2019 with interest rate risk management offset by fair value adjustments. Non-interest income – 2020 v 2019 Non-interest income of $3,487 million decreased $255 million or 7% compared to 2019. Net fee income decreased $63 million or 4% primarily resulting from: • the impacts of COVID-19 including fee waivers for customer support packages, lower interchange fees, and a decline in international card volumes; • a decline in institutional customer activity impacting syndication, arrangement and structured finance fee income (down $79 million), partially offset by: • estimated customer refunds and payments which were $88 million in 2020 compared to $283 million in 2019. Net wealth management and insurance income decreased $278 million or 27% primarily due to: • lower life insurance income (down $355 million) due to asset impairment and deferred acquisition cost write-offs; • lower general insurance income (down $105 million) due to elevated claims for bush fires and severe weather events; • lower platform income (down $93 million) as customers migrated to lower margin products, a decline of funds under administration in line with lower markets and the impact of lower interest rates on managed cash balances; and • lower superannuation income (down $78 million) from pricing changes, customer migration to lower margin products, the impact of Protecting Your Super legislation, and the early release of superannuation. Trading income decreased $34 million or 4% primarily due to: • offshore earnings hedges; • lower client demand impacting sales performance; partially offset by • higher non-customer income across fixed income and foreign exchange products benefiting from volatile markets.

255 WESTPAC GROUP 2021 ANNUAL REPORT Review of Group operations Other income increased $120 million primarily due to a higher gain relating to the revaluation of an investment in Zip Co Limited ($303 million) partially offset by the realisation of a foreign currency loss related to the closure of the Mumbai branch in 2020 and the non-repeat of prior year asset sales and revaluations related to Paymark, Coinbase and 316 George Street. Operating expenses – 2020 v 2019 Operating expenses increased $2,633 million or 26% compared to 2019. Key features include: • provisions and costs for the AUSTRAC proceedings ($1,478 million higher); • write-down of intangible items ($668 million higher); • asset sales and revaluations ($119 million higher); and • costs associated with estimated customer refunds, payments, costs and litigation ($54 million higher); • partly offset by non-repeat of costs associated with the exit of personal advice businesses ($241 million lower). Except for these items, operating expenses increased $555 million or 6%. The following discussion excludes the impact of these key items. Staff expenses increased $119 million or 2% from: • additional FTE (up 3,561) over the year as we responded to the operational requirements of higher volumes associated with COVID-19 activities, and additional resources for risk and compliance (including financial crime); • salary costs were higher as staff took less leave over the year; and • lower short-term incentives and productivity benefits partly offset these increases. Occupancy expenses decreased $7 million or 1% from: • savings from onshore retail branch closures; and • lower depreciation on operating leases; • partly offset by exit costs associated with reducing our branch footprint. Technology expenses increased $190 million or 8% mainly due to: • higher amortisation, including the full-year impact of the Customer Service Hub; and • higher telecommunication and software licensing costs mainly due to increased capacity and capability to support our staff working from home. Other expenses increased $253 million or 16% due to: • increased spending on risk and compliance; and • costs associated with supporting COVID-19 activities, including the on-shoring of certain activities. Impairment charges – 2020 v 2019 Impairment charges significantly increased to $3,178 million in 2020 (equivalent to 45 basis points of gross loans), up $2,384 million compared to 2019. Total new collectively assessed provisions (CAP) charges were $2,090 million higher due to a $2,167 million increase in CAPs partially offset by a $77 million decrease in write-offs. The increase in other changes in CAP was driven by the following: • changes in forward-looking economic inputs, increased weighting of a downside economic scenario and increased overlay provisions from estimated impacts of the COVID-19 pandemic, predominately within the First Half 2020; and • a rise in 90+ day delinquencies in the mortgage portfolio; and the downgrade of certain customers in the Business division. Total new individually assessed provisions (IAPs), write-backs and recoveries were $294 million higher than 2019. This was predominately due to higher new IAPs for five large exposures (three WIB Asia, one Business and one New Zealand). The higher IAPs were partially offset by higher recoveries in the unsecured portfolio. Income tax expense – 2020 v 2019 The effective tax rate of 46.27% in 2020 was significantly higher than the 2019 effective tax rate of 30.35%. The effective tax rate is above the Australian corporate tax rate of 30% with the key drivers being the non-deductible provision and associated costs for the penalty relating to AUSTRAC civil proceedings, and non-deductible goodwill impairments.

256 WESTPAC GROUP 2021 ANNUAL REPORT Review of Group operations Balance sheet review Selected consolidated balance sheet data1 The detailed components of the balance sheet are set out in the notes to the financial statements. 2021 2020 As at 30 September $m $m Cash and balances with central banks 71,353 30,129 Collateral paid 4,232 4,778 Trading securities and financial assets measured at fair value through income statement and investment securities 104,518 132,206 Derivative financial instruments 19,353 23,367 Loans 709,784 693,059 Life insurance assets - 3,593 Assets held for sale 4,188 - All other assets 22,449 24,814 Total assets 935,877 911,946 Collateral received 2,368 2,250 Deposits and other borrowings 626,955 591,131 Other financial liabilities 50,309 40,925 Derivative financial instruments 18,059 23,054 Debt issues 128,779 150,325 Life insurance liabilities - 1,396 Liabilities held for sale 837 - All other liabilities 7,411 10,842 Total liabilities excluding loan capital 834,718 819,923 Total loan capital 29,067 23,949 Total liabilities 863,785 843,872 Net assets 72,092 68,074 Total equity attributable to owners of WBC 72,035 68,023 NCI 57 51 Total shareholders’ equity and NCI 72,092 68,074 1. W here accounting classifications have changed or where changes in accounting policy are adopted retrospectively, comparatives have been restated and may differ from results previously reported.

WESTPAC GROUP 2021 ANNUAL REPORT 257

Review of Group operations

Balance sheet review

During 2021, the level of liquid assets was higher due to inflows from deposits outpacing loan growth, further utilisation of the Term Funding Facility (TFF), partly offset by net maturities of debt issues.

Assets – 2021 v 2020

Total assets as at 30 September 2021 were $935.9 billion, an increase of $23.9 billion or 3% compared to 30 September 2020. Significant movements during the year included:

- cash and balances with central banks increased $41.2 billion or 137% reflecting higher liquid assets held in this form;
- trading securities and financial assets measured at FVIS and investment securities decreased $27.7 billion or 21% reflecting lower balances held in this form;
- derivative assets decreased $4.0 billion or 17% mainly driven by movements in interest rate swaps;
- loans increased $16.7 billion or 2%. Refer to loan discussion in Net interest income – 2021 v 2020 for further information;
- life insurance assets decreased $3.6 billion or 100% due to the reclassification to assets held for sale;
- assets held for sale as at 30 September 2021 comprised of businesses announced to be sold in 2021 (refer to Note 37 to the financial statements). There were no businesses classified as assets held for sale as at 30 September 2020;
- all other assets decreased $2.4 billion or 10% mainly due to impairment of intangible assets, and depreciation and impairment of property and equipment.

Liabilities and equity – 2021 v 2020

Total liabilities as at 30 September 2021 were $863.8 billion, an increase of $19.9 billion or 2% compared to 30 September 2020. Significant movements during the year included:

- deposits and other borrowings increased $35.8 billion or 6%. Refer to deposits and other borrowings discussion in Net interest income - 2021 v 2020 for further information;
- other financial liabilities increased $9.4 billion or 23% mainly driven by higher securities sold under agreements to repurchase as the Group accessed the TFF;
- derivative liabilities decreased $5.0 billion or 22% driven by movements in interest rate and cross currency swaps;
- debt issues decreased $21.5 billion or 14%. Excluding foreign currency and other non-cash impacts, debt issues decreased $18.5 billion or 12%, representing net maturities;
- life insurance liabilities decreased $1.4 billion or 100% due to the reclassification to liabilities held for sale;
- loan capital increased $5.1 billion or 21% mainly due to $1.0 billion net issuance of Additional Tier 1 instruments, and $5.1 billion net issuance of Tier 2 instruments, partly offset by $1.0 billion foreign currency translation and fair value hedging impacts;
- liabilities held for sale as at 30 September 2021 comprised of businesses announced to be sold in 2021 (refer to Note 37 to the financial statements). There were no businesses classified as liabilities held for sale as at 30 September 2020; and
- all other liabilities decreased $3.4 billion or 32% due to reduction in provisions to settle the AUSTRAC civil proceedings and lower insurance related liabilities which formed part of businesses disposed and settled in second half of 2021.

Equity attributable to owners of Westpac Banking Corporation increased $4.0 billion or 6% reflecting retained profits in 2021.

Loan quality - 2021 v 2020

Housing and personal loans that were past due can be disaggregated based on days overdue as follows:

Consolidated		2021			2020	
$m	30-89 days	90+ days	Total	30-89 days	90+ days	Total
Loans						
Loans - housing	5,373	5,081	10,454	2,682	7,399	10,081
Loans - personal	214	247	461	260	347	607
Total	**5,587**	**5,328**	**10,915**	**2,942**	**7,746**	**10,688**

258 WESTPAC GROUP 2021 ANNUAL REPORT Review of Group operations Capital resources APRA measures an ADI’s regulatory capital using three measures: • Common Equity Tier 1 Capital (CET1) comprises the highest quality components of capital that consists of paid-up share capital, retained profits and certain reserves, less certain intangible assets, capitalised expenses and software, and investments and retained profits in insurance and funds management subsidiaries that are not consolidated for capital adequacy purposes; • Tier 1 Capital being the sum of CET1 and Additional Tier 1 Capital. Additional Tier 1 Capital comprises high quality components of capital that consist of certain securities not included in CET1, but which include loss absorbing characteristics; and • Total Regulatory Capital being the sum of Tier 1 Capital and Tier 2 Capital. Tier 2 Capital includes subordinated instruments and other components of capital that, to varying degrees, do not meet the criteria for Tier 1 Capital, but nonetheless contribute to the overall strength of an ADI and its capacity to absorb losses. Under APRA’s Prudential Standards, Australian ADIs, including Westpac, are required to maintain a minimum CET 1 ratio of at least 4.5%, Tier 1 Capital ratio of at least 6.0% and Total Regulatory Capital ratio of at least 8.0%. APRA may also require ADIs, including Westpac, to meet Prudential Capital Requirements (PCRs) above the industry PCRs. APRA does not allow the PCRs for individual ADIs to be disclosed. APRA also requires ADIs to hold additional CET1 buffers comprising of: • a capital conservation buffer (CCB) of 3.5% for ADIs designated by APRA as domestic systemically important banks (D-SIBs) unless otherwise determined by APRA, which includes a 1.0% surcharge for D-SIBs. APRA has determined that Westpac is a D-SIB; and • a countercyclical capital buffer. The countercyclical buffer is set on a jurisdictional basis and APRA is responsible for setting the requirement in Australia. The countercyclical buffer requirement is currently set to zero for Australia and New Zealand. Collectively, the above buffers are referred to as the Capital Buffer (CB). Should the CET1 capital ratio fall within the capital buffer range restrictions on the distributions of earnings will apply. This includes restrictions on the amount of earnings that can be distributed through dividends, Additional Tier 1 Capital distributions and discretionary staff bonuses. APRA announcements on capital In Second Half 2021 APRA made the following announcements relevant to their capital framework: • On 19 July 2021 APRA announced regulatory support for banks offering temporary financial assistance to borrowers impacted by COVID-191. APRA has outlined that for eligible borrowers, ADIs do not need to treat the period of deferral as a period of arrears or loan restructuring. This applied to loans granted a repayment deferral of up to three months before the end of September 20212. ADIs must continue to provision for these loans under accounting standards. • APRA has released the final revised standard for APS 111 Capital Adequacy: Measurement of Capital, effective from 1 January 20223. The final standard includes changes to the parent ADI’s (Level 1) treatment of equity investments in banking and insurance subsidiaries including: – Equity investments in subsidiaries (including any Additional Tier 1 and Tier 2 capital investments in subsidiaries) will be risk weighted at 250%, up to a limit of 10% of Level 1 CET1 capital per investment; and – Any equity investments in excess of the 10% limit will be fully deducted from Level 1 CET1 capital in determining Level 1 capital ratios. The impact to the Group’s Level 1 ratio on a pro forma basis at 30 September 2021 is an approximate reduction of 18 basis points. There is no impact from this proposal on the calculation of the Group’s reported regulatory capital ratios on a Level 2 basis. • APRA is proposing changes to embed the ‘unquestionably strong’ level of capital in the capital framework, including implementation of Basel III reforms4. On 21 July 2021 APRA released further guidance on capital buffers and the calculation of RWA including for specific asset classes. As part of the proposal, APRA intend to increase the capital conservation buffer from 2.5% to 4.0% and introduce a base level for the countercyclical capital buffer of 1.0%.As a result, the CET1 capital ratio requirement for D-SIBs is proposed to increase from 8% to 10.5% from 1 January 2023. We expect further clarity on the changes ahead of 1 January 2023. Review of Group operations 1. APRA announcement – “APRA announces further regulatory support for loans impacted by COVID-19” dated 19 July 2021. 2. Letter to all authorised deposit taking institutions – “Regulatory support for loans impacted by COVID-19” dated 25 August 2021. 3. Letter to all authorised deposit taking institutions – “Final revised Prudential Standard: APS 111 Capital Adequacy - Measurement of Capital” dated 5 August 2021. 4. Letter to all authorised deposit taking institutions – “Bank Capital Reforms: Update” dated 21 July 2021.

259 WESTPAC GROUP 2021 ANNUAL REPORT Review of Group operations • On 10 September 2021, APRA announced it expects ADIs to reduce their Committed Liquidity Facility (CLF) usage to zero by 31 December 20221. Westpac’s current CLF allocation is $37 billion. Westpac expects to reduce its allocation in line with APRA’s announcement, and to meet its liquidity requirements by increasing its holdings of High Quality Liquid Assets. Further details of regulatory changes are in the Significant Developments in Section 1. Capital management strategy Westpac’s approach to capital management seeks to ensure that it is adequately capitalised as an ADI. Westpac evaluates its approach to capital management through an Internal Capital Adequacy Assessment Process (ICAAP), the key features of which include: • the development of a capital management strategy, including consideration of regulatory minimums, capital buffers and contingency plans. The current regulatory capital minimums together with the capital conservation buffer (CCB) are the Total CET1 Requirement. The Total CET1 Requirement for Westpac is at least 8.0%, based on an industry minimum CET1 requirement of 4.5% plus a capital buffer of at least 3.5% applicable to D-SIBs2,3; • consideration of both regulatory and economic capital requirements; • a stress testing framework that challenges the capital measures, coverage and requirements including the impact of adverse economic scenarios; and • consideration of the perspectives of external stakeholders including rating agencies as well as equity and debt investors. Given the above and in light of proposed changes to APRA’s capital management framework under which the CET1 capital ratio requirement for D-SIBs is to increase from 8% to 10.5% (including the capital conservation buffer and the countercyclical capital buffer), Westpac will seek to operate with a CET1 capital ratio above 10.5% as measured under the existing capital framework4. Capital settings may be reviewed if more challenging or uncertain conditions emerge, or if APRA’s proposals change significantly. 1. L etter to locally incorporated LCR authorised deposit taking institutions – Committed Liquidity Facility update dated 10 September 2021. 2. Noting that APRA may apply higher CET1 requirements for an individual ADI. 3. If an ADI’s CET1 ratio falls below the Total CET1 Requirement (at least 8%), they face restrictions on the distribution of earnings, such as dividends, distribution payments on AT1 capital instruments and discretionary staff bonuses. 4. Allo wing for quarterly volatility of capital ratios due to the half yearly cycle of ordinary dividend payments.

260 WESTPAC GROUP 2021 ANNUAL REPORT Review of Group operations Basel Capital Accord APRA’s Prudential Standards are generally consistent with the International Regulatory Framework for Banks, also known as Basel III, issued by the Basel Committee on Banking Supervision (BCBS), except where APRA has exercised certain discretions. On balance, the application of these discretions acts to reduce capital ratios reported under APRA’s Prudential Standards relative to the BCBS approach and to those reported in some other jurisdictions. Westpac is accredited by APRA to apply advanced models permitted by the Basel III global capital adequacy regime to the measurement of its regulatory capital requirements. Westpac uses the Advanced Internal Ratings Based approach for credit risk, the Advanced Measurement Approach (AMA) for operational risk and the internal model approach for Interest Rate Risk in the Banking Book (IRRBB). Westpac’s Level 2 regulatory capital ratios as at 30 September are summarised in the table below. As the table summarises Westpac’s Level 2 regulatory capital structure, the capital amounts shown are not the same as the Westpac Group’s consolidated financial statements. Westpac’s Pillar 3 Report provides further details regarding Westpac’s capital structure. $m 2021 2020 Common equity 70,817 67,039 Deductions from common equity (17,009) (18,306) Total common equity after deductions 53,808 48,733 Additional Tier 1 capital 10,180 9,206 Deductions from Additional Tier 1 capital (25) - Net Tier 1 regulatory capital 63,963 57,939 Tier 2 capital 18,766 14,052 Deductions from Tier 2 capital (361) (261) Total Tier 2 capital after deductions 18,405 13,791 Total regulatory capital 82,368 71,730 Credit risk 357,295 359,389 Market risk 6,662 8,761 Operational risk 55,875 54,090 Interest rate risk in the banking book 11,446 9,124 Other assets 5,372 6,541 Total risk weighted assets 436,650 437,905 Common Equity Tier 1 capital ratio 12.32% 11.13% Additional Tier 1 capital ratio 2.33% 2.10% Tier 1 capital ratio 14.65% 13.23% Tier 2 capital ratio 4.21% 3.15% Total regulatory capital ratio 18.86% 16.38%

261 WESTPAC GROUP 2021 ANNUAL REPORT Divisional performance Divisional performance Divisional performance – 2021 v 2020 The accounting standard AASB 8 Operating Segments requires segment results to be presented on a basis that is consistent with information provided internally to Westpac’s key decision makers. In assessing financial performance, including divisional results, Westpac Group uses a measure of performance referred to as ‘cash earnings’. Cash earnings is viewed as a measure of the level of profit that is generated by ongoing operations and is therefore typically considered in assessing distributions, including dividends. Cash earnings is neither a measure of cash flow nor net profit determined on a cash accounting basis, as it includes both cash and non-cash adjustments to net profit attributable to owners of Westpac Banking Corporation. Management believes this allows the Group to more effectively assess performance for the current year against prior years and to compare performance across business divisions and across peer companies. A reconciliation of cash earnings to net profit attributable to owners of Westpac Banking Corporation for each business division is set out in Note 2 to the Financial Statements. To determine cash earnings, three categories of adjustments are made to statutory results: • material items that key decision makers at the Westpac Group believe do not reflect the Group’s ongoing operations; • items that are not typically considered when dividends are recommended, mainly economic hedging impacts; and • accounting reclassifications between individual line items that do not impact statutory results. The discussion of our divisional performance in this section is presented on a cash earnings basis unless otherwise stated. Cash earnings is not directly comparable to statutory results presented in other parts of this Annual Report. On 17 March 2021, Westpac announced that it was bringing together the leadership of its Consumer and Business divisions into a new Consumer and Business Banking division. No change has been made for the 2021 Annual Report as these changes are not yet reflected in the internal reporting to Westpac’s key decision makers. Outlined below are the cash earnings adjustments to the reported result: • fair value (gain)/loss on economic hedges (which do not qualify for hedge accounting under AAS) comprise: – the unrealised fair value (gain)/loss on hedges of accrual accounted term funding transactions are reversed in deriving cash earnings as they may create a material timing difference on reported results but do not affect the Group’s earnings over the life of the hedge; and – the unrealised fair value (gain)/loss on foreign exchange hedges of future New Zealand earnings impacting non-interest income is reversed in deriving cash earnings as they may create a material timing difference on reported results but do not affect the Group’s earnings over the life of the hedge; • ineffective hedges: The unrealised (gain)/loss on ineffective hedges is reversed in deriving cash earnings because the gain or loss arising from the fair value movement in these hedges reverses over time and does not affect the Group’s profits over time; • adjustment related to Pendal: Westpac disposed of its holdings in 2020. As a result, no further adjustments will be recognised in future years. In prior years this item was treated as a cash earnings adjustment given its size and that it did not reflect ongoing operations; • Treasury shares: Treasury shares held by the Group in managed funds and life businesses were disposed of in 2020; and • accounting reclassifications between individual line items that do not impact reported results comprise: – operating leases: Under AAS rental income on operating leases is presented gross of the depreciation of the assets subject to the lease. These amounts are offset in deriving non-interest income and operating expenses on a cash earnings basis; and – policyholder tax recoveries: Income and tax amounts that are grossed up to comply with the AAS covering Life Insurance Business (policyholder tax recoveries) are reversed in deriving income and taxation expense on a cash earnings basis. The guidance provided in Australian Securities and Investments Commission (ASIC) Regulatory Guide 230 has been followed when presenting this information.

262 WESTPAC GROUP 2021 ANNUAL REPORT Divisional performance Cash earnings by division The following table presents, for each of the key divisions of our business, the cash earnings at the end of the financial years ended 30 September 2021, 2020 and 2019. Refer to Note 2 to the financial statements for the disclosure of our geographic and business segments and the reconciliation to net profit attributable to owners of Westpac Banking Corporation. $m 2021 2020 2019 Consumer 3,081 2,746 3,116 Business 1,789 734 1,946 Westpac Institutional Bank (670) 332 925 Westpac New Zealand 950 612 985 Specialist Businesses 193 (506) 712 Group Businesses 9 (1,310) (835) Total cash earnings 5,352 2,608 6,849 In presenting divisional results on a management reporting basis, internal charges and transfer pricing adjustments are included in the performance of each division reflecting the management structure rather than the legal entity (these results cannot be compared to results for individual legal entities). Where management reporting structures or accounting classifications have changed, financial results for comparative years have been revised and may differ from results previously reported. Our internal transfer pricing frameworks facilitate risk transfer, profitability measurement, capital allocation and business unit alignment, tailored to the jurisdictions in which we operate. Transfer pricing allows us to measure the relative contribution of our products and divisions to the Group’s interest margin and other dimensions of performance. Key components of our transfer pricing frameworks are funds transfer pricing for interest rate and liquidity risk and allocation of basis and contingent liquidity costs, including capital allocation.

WESTPAC GROUP 2021 ANNUAL REPORT 263

Divisional performance

Over recent years, a number of large items have impacted results. These items do not include COVID-19 impacts despite the significant effect on our results this year. These can be divided into four categories:

Category	Cash earnings impact FY21 $m	Detail
1. Provisions and costs related to the AUSTRAC proceedings	-	• There were no costs or provisions associated with the AUSTRAC proceedings in 2021, these proceedings were settled in 2020.
2. Provisions for estimated customer refunds and repayments, associated costs and litigation costs	$448 million reduction	• Additional provisions for estimated customer refunds in 2021 included: – fees paid to aligned and salaried advisors; – customer remediation in Westpac New Zealand; – some customers on our platforms who were not advised of certain corporate actions; partly offset by – release of provisions for business customers provided with a business loan instead of a consumer loan regulated by the National Consumer Credit Protection Act and National Credit Code. • Additional costs for our remediation program. • Costs of litigation matters, including to resolve outstanding investigations should a regulator decide to bring civil penalty proceeding. • Costs associated with ending the Group's service agreement with IOOF.
3. The write-down of assets, including goodwill and capitalised software	$1,164 million reduction	• Write-down of assets in WIB following an annual impairment test as the value of WIB's forward cash flows no longer supported the carrying value of these assets. This was partly due to reducing risk in the division through the exit of energy trading, consolidating our Asian operations and reducing our correspondent banking relationships which have all impacted earnings. At the same time, medium term expectations of prolonged low interest rates, subdued financial markets income and elevated compliance expenses have impacted WIB's earnings outlook. The pre-tax impact of assets written down included goodwill ($487 million), capitalised software ($344 million) and other assets, mostly property leases ($325 million). • Write-down and impairment of capitalised software balances. • Write-down of goodwill in the Group's Lenders Mortgage Insurance business as part of its sale.
4. The impact of asset sales and revaluations	$11 million benefit	• Gain on the divestment of the Group's stake in Coinbase Inc. (Coinbase) held in the Reinventure fund 1 of $283 million (after tax), along with an additional gain on the sale of our holding in Zip Co Limited. • Gain on sale of Westpac General Insurance. • Post-sale adjustments from earn out payments associated with the sale of the Group's Vendor Finance business. • Separation and transaction costs along with a deferred tax asset write-off related to the agreed sale of Westpac Life Insurance Services Limited (WLIS). • Write-down of assets associated with Westpac Pacific as the division was held for sale during First Half 2021. • Other costs associated with the divestment of the Group's Specialist Businesses.

264 WESTPAC GROUP 2021 ANNUAL REPORT

Divisional performance

$m	AUSTRAC proceedings	Refunds, payments, costs, and litigation	Write-downs of intangibles	Asset sales and revaluations	Total
2021					
Net interest income	**-**	**131**	**-**	**(4)**	**127**
Net fee income	-	(137)	-	-	(137)
Net wealth management and insurance income	-	(106)	-	-	(106)
Trading income	-	-	-	-	-
Other income	-	(4)	-	764	760
Non-interest income	**-**	**(247)**	**-**	**764**	**517**
Staff expenses	-	(116)	-	(175)	(291)
Occupancy expenses	-	-	(232)	(43)	(275)
Technology expenses	-	(3)	(579)	(68)	(650)
Other expenses	-	(352)	(594)	(185)	(1,131)
Operating expenses	**-**	**(471)**	**(1,405)**	**(471)**	**(2,347)**
Profit before impairment charges and income tax expense	**-**	**(587)**	**(1,405)**	**289**	**(1,703)**
Tax and NCI	-	139	241	(278)	102
Cash earnings	**-**	**(448)**	**(1,164)**	**11**	**(1,601)**
2020					
Net interest income	**-**	**(143)**	**-**	**-**	**(143)**
Net fee income	-	(88)	-	-	(88)
Net wealth management and insurance income	-	(121)	-	(357)	(478)
Trading income	-	-	-	-	-
Other income	-	-	-	303	303
Non-interest income	**-**	**(209)**	**-**	**(54)**	**(263)**
Staff expenses	-	(123)	-	(3)	(126)
Occupancy expenses	-	-	-	-	-
Technology expenses	-	(4)	(161)	(4)	(169)
Other expenses	(1,478)	(147)	(507)	(112)	(2,244)
Operating expenses	**(1,478)**	**(274)**	**(668)**	**(119)**	**(2,539)**
Profit before impairment charges and income tax expense	**(1,478)**	**(626)**	**(668)**	**(173)**	**(2,945)**
Tax and NCI	36	186	54	50	326
Cash earnings	**(1,442)**	**(440)**	**(614)**	**(123)**	**(2,619)**
2019					
Net interest income	**-**	**(344)**	**-**	**-**	**(344)**
Net fee income	-	(283)	-	-	(283)
Net wealth management and insurance income	-	(537)	-	-	(537)
Trading income	-	-	-	-	-
Other income	-	-	-	83	83
Non-interest income	**-**	**(820)**	**-**	**83**	**(737)**
Staff expenses	-	(99)	-	(169)	(268)
Occupancy expenses	-	-	-	-	-
Technology expenses	-	(11)	-	(24)	(35)
Other expenses	-	(110)	-	(48)	(158)
Operating expenses	**-**	**(220)**	**-**	**(241)**	**(461)**
Profit before impairment charges and income tax expense	**-**	**(1,384)**	**-**	**(158)**	**(1,542)**
Tax and NCI	-	426	-	69	495
Cash earnings	**-**	**(958)**	**-**	**(89)**	**(1,047)**

265 WESTPAC GROUP 2021 ANNUAL REPORT Divisional performance A number of large items impacted 2021, 2020 and 2019 results. The impact to net interest income, non-interest income and operating expenses is summarised below. 2021 Net interest income increased by $127 million as some customer remediation provisions were no longer required for business customers that were not provided regulated consumer loans. These provision releases were partly offset by additional provisions for customer remediation in Westpac New Zealand. Non-interest income increased by $517 million and comprised: • a $760 million benefit to other income from a gain on our stake in Coinbase, the gain on sale of Westpac General Insurance, post-sale earn out payments from the sale of Vendor Finance and a small gain from finalising the sale of our holding in Zip Co Limited; partly offset by • a $137 million reduction to net fee income for additional provisions related to salaried advice remediation and for some customers on our platforms who were not advised of certain corporate actions; and • a $106 million reduction to net wealth management and insurance income for additional provisions for aligned dealer group advice remediation. Operating expenses increased by $2,347 million in 2021 and comprised: • staff expenses of $291 million for implementation of our remediation program, and separation costs related to the sale of WLIS; • occupancy expenses of $275 million related to the write-down of WIB property leases and from the write-down of assets in Westpac Pacific; • technology expenses of $650 million mainly from the write-down and impairment of capitalised software, the majority of which was associated with WIB, and costs related to the sale of WLIS; and • other expenses of $1,131 million including; – the write-down of goodwill in WIB following annual impairment testing along with goodwill in Westpac Lenders Mortgage Insurance and other assets in Westpac Pacific; – Reinventure performance fees paid that were linked to the divestment of Coinbase; and – other costs linked to completing our remediation programs and litigation matters. Income tax expense and NCI reduced by $102 million. This was mainly from the tax benefit from certain large items discussed above recognised in operating expenses, partly offset by higher tax from the divestment of Coinbase, the sale of Westpac General Insurance and the write-off of a deferred tax asset in WLIS. 2020 Net interest income reduced by $143 million from an increase in provisions for Business customers that were provided business loans but should have been provided regulated consumer loans, partly offset by the release of provisions no longer required for interest only loans that did not automatically switch, when required, to principal and interest loans. Non-interest income reduced by $263 million from: • a reduction to net fee income of $88 million for provisions for some customers on our platforms who were not advised of certain corporate actions; • A $478 million reduction of net wealth management and insurance income from the write-off of intangibles including insurance liabilities and deferred acquisition costs associated with WLIS and provisions for aligned dealer group advice remediation; partly offset by • A $303 million benefit to other income from a revaluation gain related to the divestment of the Group’s stake in Zip Co Limited. Operating expenses increased by $2,539 million in 2020 and comprised: • staff expenses of $126 million for implementation of our remediation program; • technology expenses of $169 million from the write-down of capitalised software; and • other expenses of $2,244 million including costs associated with the AUSTRAC matter (including a $1.3 billion penalty), the write-down of goodwill for WLIS and the Group’s Auto business, an accounting loss on sale of our Vendor Finance business, and costs linked to our remediation programs and litigation. Income tax expense and NCI reduced by $326 million from the tax benefit of the above items (excluding penalties and goodwill write-downs that were non-deductible), partly offset by tax on the revaluation gain associated with the divestment of Zip Co Limited.

266 WESTPAC GROUP 2021 ANNUAL REPORT Divisional performance 2019 Net interest income reduced by $344 million, mainly from an increase in provisions for customer interest only loans that did not automatically switch, when required, to principal and interest loans along with provisions for Business customers that were provided business loans but should have been provided regulated consumer loans. Non-interest income reduced by $737 million from: • a reduction to net fee income of $283 million from provisions related to salaried advice remediation; • a $537 million reduction of net wealth management and insurance income as we raised provisions for aligned dealer group advice remediation; partly offset by • an $83 million benefit to other income from gains on sale associated with the divestment of the Group’s holding in Paymark and the sale of a Sydney CBD property. Operating expenses increased by $461 million in 2019 and comprised: • staff expenses of $268 million, mainly related to the Group’s decision to exit Financial Advice along with costs associated with advice remediation programs; • technology expenses of $35 million also related to the exit of Financial advice and advice remediation programs; and • other expenses of $158 million related to the exit of Financial advice along with costs for completing our remediation programs and litigation matters. Income tax expense was reduced by $495 million reflecting the tax benefit of the above items.

WESTPAC GROUP 2021 ANNUAL REPORT 267

Divisional performance

$m	Consumer	Business	Westpac Institutional Bank	Westpac New Zealand ($A)	Specialist Businesses	Group Businesses	Group
2021							
Net interest income	**3**	**177**	**-**	**(35)**	**(18)**	**-**	**127**
Net fee income	(3)	1	-	(12)	8	(131)	(137)
Net wealth management and insurance income	-	-	-	-	(4)	(102)	(106)
Trading income	-	-	-	-	-	-	-
Other income	-	-	-	1	195	564	760
Non-interest income	**(3)**	**1**	**-**	**(11)**	**199**	**331**	**517**
Operating expenses	**(136)**	**(59)**	**(1,193)**	**(23)**	**(640)**	**(296)**	**(2,347)**
Profit before impairment charges and income tax expense	**(136)**	**119**	**(1,193)**	**(69)**	**(459)**	**35**	**(1,703)**
Tax and NCI	36	(39)	202	17	(81)	(33)	102
Cash earnings	**(100)**	**80**	**(991)**	**(52)**	**(540)**	**2**	**(1,601)**
2020							
Net interest income	**5**	**(141)**	**-**	**(7)**	**-**	**-**	**(143)**
Net fee income	4	2	-	(7)	(7)	(80)	(88)
Net wealth management and insurance income	-	-	-	-	(402)	(76)	(478)
Trading income							-
Other income	-	-	-	-	-	303	303
Non-interest income	**4**	**2**	**-**	**(7)**	**(409)**	**147**	**(263)**
Operating expenses	**(64)**	**(130)**	**-**	**1**	**(694)**	**(1,652)**	**(2,539)**
Profit before impairment charges and income tax expense	**(55)**	**(269)**	**-**	**(13)**	**(1,103)**	**(1,505)**	**(2,945)**
Tax and NCI	16	81	-	4	181	44	326
Cash earnings	**(39)**	**(188)**	**-**	**(9)**	**(922)**	**(1,461)**	**(2,619)**
2019							
Net interest income	**(85)**	**(246)**	**-**	**(13)**	**-**	**-**	**(344)**
Net fee income	(2)	(12)	-	(4)	(43)	(222)	(283)
Net wealth management and insurance income	-	-	-	-	-	(537)	(537)
Trading income	-	-	-	-	-	-	-
Other income	-	-	-	38	3	42	83
Non-interest income	**(2)**	**(12)**	**-**	**34**	**(40)**	**(717)**	**(737)**
Operating expenses	**25**	**(57)**	**-**	**(15)**	**(30)**	**(384)**	**(461)**
Profit before impairment charges and income tax expense	**(62)**	**(315)**	**-**	**6**	**(70)**	**(1,101)**	**(1,542)**
Tax and NCI	29	95	-	9	23	339	495
Cash earnings	**(33)**	**(220)**	**-**	**15**	**(47)**	**(762)**	**(1,047)**

268 WESTPAC GROUP 2021 ANNUAL REPORT

Divisional performance

Consumer

Consumer provides banking products, including mortgages, credit cards, personal loans, and savings and deposit products to consumers in Australia. Products are provided under the Westpac, St.George, BankSA, Bank of Melbourne, and RAMS brands. Consumer works with the other operating divisions in Australia in the sales, service, and referral of certain specialist financial services such as auto lending and foreign exchange.

Financial performance

$m	2021	2020	2019
Net interest income	8,405	8,547	8,130
Non-interest income	488	573	695
Net operating income before operating expenses and impairment (charges)/benefits	**8,893**	**9,120**	**8,825**
Operating expenses	(4,622)	(4,176)	(3,794)
Impairment (charges)/benefits	125	(1,015)	(582)
Profit before income tax expense	**4,396**	**3,929**	**4,449**
Income tax expense	(1,315)	(1,183)	(1,333)
Cash earnings	**3,081**	**2,746**	**3,116**
Net cash earnings adjustments	-	-	-
Net profit attributable to owners of WBC	**3,081**	**2,746**	**3,116**
$bn			
Deposits and other borrowings	235.6	219.3	207.6
Net loans	407.8	389.8	399.3
Total assets	415.7	398.3	407.0
Total operating expenses to net operating income ratio	51.97%	45.79%	42.99%

2021 v 2020

Cash earnings of $3,081 million were $335 million or 12% higher than 2020 mostly due to an impairment benefit in Full Year 2021 compared to an impairment charge in Full Year 2020, partly offset by lower operating income and higher expenses.

Net interest income down $142 million, 2%	• Net loans were 5% (or $18.0 billion) higher over the year, with a 5% (or $19.1 billion) increase in mortgages partly offset by a $1.4 billion decline in other personal lending; • Deposits increased 7% (or $16.3 billion), with growth in at call and offset accounts; and • Net interest margin was 3 basis points lower from competitive pricing to attract and retain customers, portfolio mix effects in mortgages, as well as lower other personal lending. These declines were partly offset by mix benefits in deposits (switching from term deposits to at call) and repricing.
Non-interest income down $85 million, 15%	• Removal of certain fees as part of our simplification strategy; and • COVID-19 restrictions have reduced activity contributing to lower foreign currency transaction fees and lower net ATM fees.
Operating expenses up $446 million, 11%	• The increase in expenses was mostly due to higher spend on risk and compliance programs, including financial crime, fraud prevention and the CORE program. Additional resources to support customers in particular those experiencing hardship and increased mortgage processing costs from higher volumes as well as from bringing jobs onshore also contributed to the increase; and • Rationalisation of a further 80 branches and 129 ATMs, and the increased use of digital channels partly offset the increase in expenses. FTE was 3% lower over the year.
Impairment benefit of $125 million versus impairment charge of $1,015 million	• Impairment benefit was due to large collectively assessed provisions booked in 2020 that were no longer required, including from better credit quality metrics and an improved economic outlook; and • Mortgage 90+ day delinquencies were down 54 basis points to 1.06%, predominantly from lower hardship. Other consumer 90+ day delinquencies were relatively flat (down 1 basis point) with improving credit quality metrics partly offset by a decline in other personal lending.

WESTPAC GROUP 2021 ANNUAL REPORT 269

Divisional performance

Business

Business provides banking products for Australian SME and Commercial businesses (including Agribusiness) generally up to $200 million in exposure. The division also includes Private Wealth, meeting the personal banking needs of high net worth individuals. The division offers a wide range of banking products and services to support customers' borrowing, savings and transaction needs. Specialist services including cash flow finance, trade finance, equipment finance and property finance are also provided. Business operates under the Westpac, St.George, BankSA, and Bank of Melbourne brands. Business works with the other operating divisions for select products and services including financial risk management products, corporate superannuation and mortgages.

Financial performance

$m	2021	2020	2019
Net interest income	4,065	4,163	4,456
Non-interest income	549	560	594
Net operating income before operating expenses and impairment (charges)/benefits	**4,614**	**4,723**	**5,050**
Operating expenses	(2,530)	(2,298)	(2,094)
Impairment (charges)/benefits	484	(1,371)	(172)
Profit before income tax expense	**2,568**	**1,054**	**2,784**
Income tax expense	(779)	(320)	(838)
Cash earnings	**1,789**	**734**	**1,946**
Net cash earnings adjustments	-	-	-
Net profit attributable to owners of WBC	**1,789**	**734**	**1,946**
$bn			
Deposits and other borrowings	158.7	151.9	142.6
Net loans	134.0	140.7	146.9
Total assets	138.5	145.8	151.6
Total operating expenses to net operating income ratio	54.83%	48.66%	41.47%

2021 v 2020

Cash earnings of $1,789 million were $1,055 million higher than 2020. Most of the improvement was due to a turnaround in impairment charges with a benefit of $484 million compared to an impairment charge of $1,371 million in 2020. This was partly offset by lower operating income and an increase in expenses mostly to support an uplift in the division's risk capability.

Net interest income down $98 million, 2%	• Net interest income benefited from the write-back of provisions related to customer refunds and payments ($177 million), while in Full Year 2020 this was a charge of $141 million. Excluding this impact, net interest income was down $416 million (or 10%); • Net loans declined by 5% (or $6.7 billion) due mostly to lower mortgages and a 4% decline in business lending. Business lending was lower across most sectors with the largest decline in professional services; • Deposits were up 4% (or $6.8 billion) over the year with a 19% (or $19.2 billion) rise in at call balances supported by government stimulus packages while term deposit balances declined by 24% (or $12.4 billion) reflecting a shift in customer preference; and • Net interest margin improved 13 basis points. Excluding the benefit from the provision write-back noted above, the net interest margin was 11 basis points lower. This was mostly from lower loan spreads due to competitive pricing and special low interest rates on certain products as part of our COVID-19 support. This was partly offset by higher deposit spreads from repricing and portfolio mix benefit.
Non-interest income down $11 million, 2%	• Most of the decline reflected lower activity due to COVID-19 restrictions. Lending fees were also down from lower new lending.
Operating expenses up $232 million, 10%	• The increase was due to higher spend on risk and compliance programs including financial crime, fraud prevention, and our CORE program. Costs were also higher from an increase in front line risk capability including additional bankers; and • Partly offset by a decline in costs associated with customer remediation and payments.
Impairment benefit of $484 million compared to an impairment charge of $1,371 million	• Impairment benefit was due to additional collectively assessed provisions booked in 2020 that were no longer required, including from better credit quality metrics and an improved economic outlook; and • Stressed exposures to TCE decreased 78 basis points to 3.92% mostly from lower watchlist exposures.

270 **WESTPAC GROUP** 2021 ANNUAL REPORT

Divisional performance

Westpac Institutional Bank

Westpac Institutional Bank (WIB) delivers a broad range of financial products and services to corporate, institutional and government customers operating in, or with connections to, Australia and New Zealand. WIB operates through dedicated industry relationship and specialist product teams, with expert knowledge in financing, transactional banking, and financial and debt capital markets. Customers are supported throughout Australia and via branches and subsidiaries located in New Zealand, the US, the UK and Asia. WIB works with all the Group's operating divisions in the provision of markets' related financial needs including foreign exchange and fixed interest solutions.

Financial performance

$m	2021	2020	2019
Net interest income	919	1,111	1,337
Non-interest income	1,102	1,182	1,195
Net operating income before operating expenses and impairment (charges)/benefits	**2,021**	**2,293**	**2,532**
Operating expenses	(2,574)	(1,316)	(1,220)
Impairment (charges)/benefits	(162)	(404)	(31)
Profit before income tax expense	**(715)**	**573**	**1,281**
Income tax expense	45	(241)	(356)
Cash earnings	**(670)**	**332**	**925**
Net cash earnings adjustments	-	-	-
Net profit attributable to owners of WBC	**(670)**	**332**	**925**
	$bn	**$bn**	**$bn**
Deposits and other borrowings	97.8	102.9	99.0
Net loans	67.0	66.2	73.6
Total assets	82.1	75.5	95.0
Total operating expenses to net operating income ratio	127.36%	57.39%	48.18%

271 WESTPAC GROUP 2021 ANNUAL REPORT Divisional performance 2021 v 2020 Cash earnings were a loss of $670 million for 2021 compared to a profit of $332 million in 2020. This was mostly due to write-down of assets (goodwill, capitalised software and other assets) following their annual impairment test, which reduced cash earnings by $991 million. Excluding this impact, cash earnings for 2021 were $321 million, 3% or $11 million lower than 2020. A 9 basis point decline in net interest margin, lower income from exiting certain businesses and fee and product simplification were largely offset by a reduction in impairment charges. Net interest income down $192 million, 17% • Net loans increased $0.8 billion, or 1%. Higher onshore balances (up $4.8 billion) from an increase in new lending and higher utilisation of structured finance facilities, were partly offset by a $4.0 billion decrease in offshore lending, primarily in Asia, as the division began consolidating its operations; • Deposits reduced $5.1 billion, or 5%. Offshore deposits were $3.9 billion lower, mostly from the decision to consolidate our operations in Asia. Disciplined pricing and customers seeking higher yield in the low interest rate environment contributed to the decline in onshore deposits; and • Net interest margin declined 9 basis points to 1.26% with lower interest rates reducing deposit spreads and earnings on capital. This was partly offset by more disciplined lending and deposit pricing, and benefits from changes in the lending and deposit mix. Non-interest income down $80 million, 7% • Excluding the impact of derivative valuation adjustments (a $174 million positive movement), non-interest income was down $254 million over the year; • Lower non-customer Markets income ($219 million) across foreign exchange and commodities including from the closure of the energy desk along with lower customer Markets income ($64 million) from reduced foreign exchange sales and a decline in income in Asia; and • Payments revenue declined from the impact of exiting certain correspondent banking relationships. This was partly offset by higher loan fees from an increase in undrawn balances. Operating expenses up $1,258 million, 96% • The write-down of assets following their annual impairment test increased expenses $1,156 million. Excluding this impact, expenses were increased $65 million (or 5%) with most of the increase due to higher risk and compliance costs, and higher software amortisation expenses; and • Partly offset by productivity benefits from the consolidation of international operations, product and process simplification, and operating model changes. FTE was 6% lower over the year. Impairment charges down $242 million, 60% • Lower impairment charge was due to a higher collectively assessed provision benefit from better credit quality metrics and the improved economic outlook partly offset by a large individually assessed provision related to a fraud; and • Stressed exposures to TCE of 0.64%, down 39 basis points compared to September 2020, mainly due to upgrades in watchlist facilities.

272 WESTPAC GROUP 2021 ANNUAL REPORT

Divisional performance

Westpac New Zealand

Westpac New Zealand provides banking, wealth and insurance products and services for consumer, business and institutional customers in New Zealand. Westpac New Zealand operates through a network of branches and ATMs. Business and institutional customers are also served through relationship and specialist product teams. Banking products and services are provided under the Westpac brand while insurance and wealth products are provided under Westpac Life and BT brands, respectively.

All figures are in NZ$ unless noted otherwise.

Financial performance

NZ$m	2021	2020	2019
Net interest income	2,118	1,943	1,967
Non-interest income	345	339	448
Net operating income before operating expenses and impairment (charges)/benefits	**2,463**	**2,282**	**2,415**
Operating expenses	(1,132)	(1,059)	(993)
Impairment (charges)/benefits	84	(320)	10
Profit before income tax expense	**1,415**	**903**	**1,432**
Income tax expense	(402)	(254)	(390)
Cash earnings	**1,013**	**649**	**1,042**
Net cash earnings adjustments	(3)	7	(1)
Net profit attributable to owners of WBC	**1,010**	**656**	**1,041**

	$bn	$bn	$bn
Deposits and other borrowings[1]	75.9	71.0	64.5
Net loans	92.6	88.0	84.2
Total assets	112.4	104.2	97.1
Total funds	12.0	12.2	11.5
Total operating expenses to net operating income ratio	45.96%	46.41%	41.12%

AUD$m	2021	2020	2019
Net interest income	1,987	1,832	1,860
Non-interest income	323	319	423
Net operating income before operating expenses and impairment (charges)/benefits	**2,310**	**2,151**	**2,283**
Operating expenses	(1,062)	(998)	(939)
Impairment (charges)/benefits	79	(302)	10
Profit before income tax expense	**1,327**	**851**	**1,354**
Income tax expense	(377)	(239)	(369)
Cash earnings	**950**	**612**	**985**
Net cash earnings adjustments	(2)	7	(1)
Net profit attributable to owners of WBC	**948**	**619**	**984**

	$bn	$bn	$bn
Deposits and other borrowings	72.5	65.7	59.7
Net loans	88.4	81.4	78.0
Total assets	107.1	96.4	90.0
Total funds	11.5	11.3	10.7
Total operating expenses to net operating income ratio[2]	45.96%	46.41%	41.12%

1. Refers to total customer deposits in this table.
2. Ratio calculated using NZ$.

273 WESTPAC GROUP 2021 ANNUAL REPORT Divisional performance 2021 v 2020 Cash earnings of NZ$1,013 million increased NZ$364 million or 56% compared to 2020, primarily driven by a $404 million turnaround in impairment charges. Net operating income before impairment (charges)/benefits was also higher from a 3 basis point increase in net interest margin and balance sheet growth partly offset by higher expenses. Net interest income up NZ$175 million, 9% • Provisions for customer refunds and payments reduced net interest income by NZ$29 million, excluding this, net interest income increased NZ$204 million or 10%; • Net loans increased 5%, or NZ$4.6 billion, with NZ$5.7 billion of mortgage growth partly offset by NZ$0.9 billion decrease in business loans as institutional customers reduced their gearing; • Deposits increased 7% or NZ$4.9 billion, fully funding loan growth and lifting the deposit to loan ratio to 82%. Growth was in at call accounts across businesses and households. Term deposits were lower as retail customers preferred to retain funds in at call accounts; and • Net interest margin increased 3 basis points (5 basis points higher excluding customer refunds and payments) mostly from higher deposit spreads due to repricing and portfolio mix (more funds in at call) and lower funding costs. This was partly offset by lower mortgage spreads and the impact of changes in the portfolio mix (decline in personal lending). Higher holdings of liquid assets also reduced margin. Non-interest income up NZ$6 million, 2% • Non-interest income increased NZ$12 million mostly from a gain on sale of the Wealth Advisory business (NZ$8 million). This was partly offset by an increase in provisions for customer refunds and payments. Operating expenses up NZ$73 million, 7% • Costs related to the announced sale of Westpac-NZ-Life, write down of intangible asset and costs associated with managing customer remediation programs increased expenses NZ$24 million; and • Excluding this impact, expenses increased NZ$49 million primarily due to increased spend on technology, risk, regulatory and compliance projects (including compliance with RBNZ’s BS11 Outsourcing Policy and Section 95 requirements on liquidity and risk governance). The number of FTE increased by 476 during the year. Impairment benefit of NZ$84 million compared to an impairment charge of NZ$320 million • Impairment benefit of $84 million was mostly due to a collectively assessed provision benefit as provisions booked in 2020 were no longer required consistent with better credit quality metrics and the improved economic outlook; and • Stressed exposures to TCE of 1.19% were down 40 basis points. The decline was due to a reduction in lower rated business facilities and lower mortgage 90+ day delinquencies which were down 22 basis points.

274 **WESTPAC GROUP** 2021 ANNUAL REPORT

Divisional performance

Specialist Businesses

Specialist Businesses comprises the businesses that Westpac ultimately plans to exit with agreements in place for the sale of Westpac Life Insurance and motor vehicle dealer finance and novated leasing businesses. These sales are expected to finalise in 2022, subject to regulatory approvals. During the year, Westpac finalised the sales of Westpac General Insurance, Vendor Finance and Westpac Lenders Mortgage Insurance. Other operations include investment product and services (including margin lending and equities broking), superannuation and retirement products as well as wealth administration platforms. The division also manages Westpac Pacific which provides a full range of banking services in Fiji and Papua New Guinea. The division operates under the Westpac, St.George, BankSA, Bank of Melbourne, and BT brands. Specialist Businesses works with Consumer, Business and WIB in the provision of select financial services and products. Businesses where an agreement is in place for sale are treated as held for sale assets and the contribution of those businesses are included in Specialist Businesses results. Details of the cash earnings contribution of these businesses are shown within this section.

$m	2021	2020	2019
Net interest income	503	534	555
Non-interest income	1,490	762	1,412
Net operating income before operating expenses and impairment (charges)/benefits	**1,993**	**1,296**	**1,967**
Operating expenses	(1,477)	(1,548)	(847)
Impairment (charges)/benefits	66	(255)	(111)
Profit before income tax expense	**582**	**(507)**	**1,009**
Income tax expense	(387)	3	(292)
Profit attributable to NCI	(2)	(2)	(5)
Cash earnings	**193**	**(506)**	**712**
Net cash earnings adjustments	-	(31)	(45)
Net profit attributable to owners of WBC	**193**	**(537)**	**667**

	$bn	$bn	$bn
Deposits and other borrowings	11.0	9.3	9.3
Net loans[1]	13.6	14.9	17.2
Total assets	15.5	22.8	31.1
Total funds	227.4	193.0	207.2
Total operating expenses to net operating income ratio	74.11%	119.44%	43.06%

1. Include loans classified as asset held for sale.

275 WESTPAC GROUP 2021 ANNUAL REPORT Divisional performance 2021 vs 2020 Cash earnings for 2021 were $193 million compared to a loss of $506 million in 2020. The division’s cash earnings in 2021 and 2020 have been impacted by expenses associated with the sales and revaluations of businesses either sold or held for sale, and customer refunds, payments, litigation and associated costs. These have been partly offset by gains on sales. In 2021 these items reduced cash earnings by $540 million and in 2020 by $922 million. Excluding the impact of these significant items cash earnings increased $317 million over the year, with higher insurance income, and an impairment benefit of $66 million compared to an impairment charge of $255 million in 2020 the key drivers of the improved underlying performance. Earnings were also impacted by the sale of Westpac General Insurance (July 2021), Vendor Finance (July 2021) and Westpac Lenders Mortgage Insurance (August 2021). Net interest income down $31 million, 6% • Provisions for customer refunds and payments reduced net interest income $18 million. Excluding this impact, net interest income decreased $13 million or 2%; • Net loans decreased 9% (or $1.3 billion) with $0.3 billion due the sale of Vendor Finance in July 2021. Auto Finance and Westpac Pacific lending were also lower reflecting reduced demand; • Deposits increased 18% (or $1.7 billion) mostly from the migration of funds from legacy platforms to Panorama; and • Net interest margin was up 14 basis points mostly from the roll off of interest rate reductions related to COVID-19 support. Net interest margin also increased following a reversal of provisions that were no longer required. Non-interest income up $728 million, 96% • Non-interest income benefited from a gain on the sale of Westpac General Insurance and from a reduction in customer refunds and payments and the non-repeat of losses associated with revaluations of insurance liabilities. Excluding these items, non-interest income increased $120 million or 10%; • Insurance income was up $180 million or 61% from: – LMI contribution was higher from growth in mortgages and lower claims; – GI revenue was higher from a reduction in severe weather event claims; and – Life Insurance revenue was higher with favourable valuation movements in life insurance policyholder liabilities from changes in the discount rate partly offset by exiting Group Life, higher claims, and higher reinsurance costs. • Superannuation, Platforms and Investments contribution was down $19 million or 3% mostly from platform and superannuation pricing changes and the migration of customers from legacy platforms to Panorama. Revenue from managed cash balances was also lower; and • Banking income was down $41 million or 29% mostly from lower activity, including lower revenue in Westpac Pacific from the impact of COVID-19 restrictions on tourism and associated merchant fees and foreign exchange income. Operating expenses down $71 million, 5% • Expenses associated with the write-down of goodwill and other intangible assets in 2021 were $54 million lower than 2020. Excluding these items, expenses were $17 million or 2% lower; and • The decrease was due to lower project spend and benefits from organisational redesign. Impairment benefit of $66 million compared to an impairment charge of $255 million • Impairment benefit from lower collectively assessed provisions driven by improving credit quality metrics and the better economic outlook; and • Auto 90+ day delinquencies were 1.97%, down 83 basis points, from lower hardship volumes and a focus on reducing long-overdue accounts.

276 WESTPAC GROUP 2021 ANNUAL REPORT

Divisional performance

Group Businesses

This segment comprises:

- Treasury which is responsible for the management of the Group's balance sheet including wholesale funding, capital and management of liquidity. Treasury also manages the interest rate risk and foreign exchange risks inherent in the balance sheet, including managing the mismatch between Group assets and liabilities. Treasury's earnings are primarily sourced from managing the Group's balance sheet and interest rate risk (excluding Westpac New Zealand), within set risk limits;
- Chief Operating Office[1], which includes Group Technology function and Australian banking operations and property services. Group Technology is responsible for technology strategy and architecture, infrastructure and operations, applications development and business integration in Australia;
- Core Support[2], which comprises functions performed centrally, including strategy, finance, risk, financial crime, legal, human resources, customer and corporate relations, and Group head office costs;
- Following the Group's decision in March 2019 to restructure its wealth operations and exit its Advice business, the residual Advice operations (including associated remediation) and certain support functions of the former BTFG division have been transferred to Group Businesses; and
- Group Businesses also includes earnings on capital not allocated to divisions, accounting entries for certain intra-group transactions that facilitate presentation of performance of the Group's operating segments, earnings from non-core asset sales, earnings and costs associated with the Group's Fintech investments, and certain other head office items such as centrally raised provisions.

Financial performance

$m	2021	2020	2019
Net interest income	835	899	615
Non-interest income	372	144	(617)
Net operating income before operating expenses and impairment (charges)/benefits	**1,207**	**1,043**	**(2)**
Operating expenses	(1,018)	(2,364)	(1,137)
Impairment (charges)/benefits	(2)	169	92
Profit before income tax expense	**187**	**(1,152)**	**(1,047)**
Income tax expense	(175)	(158)	213
Profit attributable to NCI	(3)	-	(1)
Cash earnings	**9**	**(1,310)**	**(835)**
Net cash earnings adjustments	108	(294)	(19)
Net profit attributable to owners of WBC	**117**	**(1,604)**	**(854)**

2021 v 2020

Cash earnings were a $9 million profit for 2021, compared with a loss of $1,310 million for 2020.

Net operating income up $164 million, 16%	• Gains in 2021 from our investment in Coinbase Inc. and Zip Co Limited ($537 million; $25 million respectively) were higher than gains in 2020 from our investments in Zip Co Limited ($303 million); partly offset by • Higher provisions for estimated customer refunds and repayments ($231 million in 2021, $156 million in 2020); and • Lower Treasury income.
Operating expenses down $1,346 million, 57%	• Expenses were lower than 2020, due to the non-repeat of a penalty from AUSTRAC and the associated costs ($1,478 million); partly offset by • Performance fee related to gains on our investment in Coinbase Inc. ($120 million); and • Higher CORE program costs, and higher provisions for estimated customer refunds and payments ($176 million in 2021, $168 million in 2020).
Impairment charges up $171 million, large	• 2020 impairment benefit was mainly due to centrally held overlays no longer required.

1. Group Technology and Operations costs are fully allocated to other divisions in the Group.
2. Core Support costs are partially allocated to other divisions, while Group Head Office costs are retained in Group Businesses.

277 WESTPAC GROUP 2021 ANNUAL REPORT Divisional performance Divisional performance – 2020 v 2019 Consumer 2020 v 2019 Cash earnings of $2,746 million were $370 million or 12% lower than 2019 from higher impairment charges, higher expenses and lower non-interest income. This was partly offset by a 15 basis point increase in net interest margin. Net interest income up $417 million, 5% • Net loans were 2% lower (or $9.5 billion) over the year. Mortgages decreased $6.2 billion (or 2%) with the decline mostly from accelerated pay down. Other personal lending was $2.8 billion (or 23%) lower as customers paid down debt and reduced spending; • Deposits increased 6% (or $11.7 billion), with most of the growth in the second half of the year from higher mortgage offset balances and increased at call deposits partly offset by a reduction in term deposits; and • Net interest margin was 15 basis points higher from mortgage repricing and lower funding costs (this benefit was partly offset by elevated retention pricing and lower spreads on new mortgages). Deposit spreads declined due to low interest rates. Non-interest income down $122 million, 18% • Non-interest income was lower mostly from COVID-19 restrictions leading to reduced activity, lower credit and debit card revenue, while lower international travel contributed to reduced foreign currency conversion and foreign ATM fees. Operating expenses up $382 million, 10% • Costs associated with the write-down of certain intangibles, and the benefit from a write-back of a provision for litigation expenses in 2019, increased expenses by $89 million. Excluding the impact of these items, expenses were $293 million higher, up 8% from: – Costs associated with our COVID-19 and bushfire response; – Increased restructuring costs; – Higher spend on risk and compliance programs; and – Increased costs associated with mortgage processing and bringing jobs onshore; • Increases from annual salary reviews, inflation, and the roll-out of the customer service hub, were offset by productivity benefits from organisational redesign, rationalisation of a further 24 branches in 2020 (on top of 57 branches closed in 2019), and further use of digital channels. Impairment charges up $433 million, 74% • Mortgage 90+ day delinquencies of 1.60% were up 70 basis points since September 2019 (0.90%) predominately due to an increase in hardship, particularly for those customers who were not eligible for the COVID-19 deferral package. Other consumer 90+ day delinquencies of 1.69% were down 6 bps over the year; and • Impairment charges were higher, with collectively assessed provisions increasing significantly reflecting the rise in delinquencies and changes to the economic forecasts. Increased overlay provisions also contributed to the rise.

278 WESTPAC GROUP 2021 ANNUAL REPORT Divisional performance Business 2020 v 2019 Cash earnings of $734 million were $1,212 million (or 62%) lower than 2019. Excluding estimated customer refunds, payments, costs and litigation, cash earnings were $1,244 million (or 57%) lower mostly from an increase in impairment charges and a decline in net interest margin. Net interest income down $293 million, 7% • Net loans were 4% (or $6.2 billion) lower over the year, driven by a 4% (or $2.3 billion) reduction in mortgages and a 3% (or $2.7 billion) reduction in business lending, with growth in agriculture more than offset by declines across other industries; • Deposits were 7% (or $9.3 billion) higher over the year with a 33% rise in transaction balances and 20% increase in savings and online balances supported by government stimulus packages. This was partially offset by an 18% decline in term deposits given a customer preference to retain funds in at call accounts; and • Net interest margin was 17 basis points lower than 2019 (down 25 basis points excluding estimated customer refunds and payments). The lower margin was mostly from reduced deposit spreads from low interest rates and interest rate reductions on business lending products as part of COVID-19 support measures. These reductions were partly offset by repricing and changes in deposit mix. Non-interest income down $34 million, 6% • Estimated customer refunds and payments in 2020 were $14 million lower than 2019. Excluding this, non-interest income was down $48 million (or 8%) mostly due to lower markets income, lower business lending fees, and the impact of COVID-19 fee waivers. These impacts were partly offset by higher merchant fee income. Operating expenses up $204 million, 10% • Costs associated with customer refunds, payments and litigation and write-down of intangible assets were $73 million higher than 2019. Excluding these items, expenses were up $131 million (or 6%), due to higher spend relating to COVID-19 activities, increased spending on risk and compliance programs, and investment in bankers. Impairment charges up $1,199 million, large • The level of stressed exposures increased 182 basis points to 4.70% mostly from an increase in watchlist and substandard within the Commercial portfolio; • Impairment charges were higher mostly from an increase in collectively assessed provisions due to COVID-19 impacts reflecting: – Changes to the base case economics forecasts and increasing the weight applied to the downside economic scenario; – an increased overlay provision; and – an increase in stressed exposures; • Individually assessed provisions also increased $58 million, from a small number of large exposures.

279 WESTPAC GROUP 2021 ANNUAL REPORT Divisional performance Westpac Institutional Bank 2020 v 2019 Cash earnings of $332 million were $593 million or 64% lower than 2019, primarily driven by higher impairment charges (up $373 million) and a 26% decline in net operating income before impairment charges. Income was 9% lower mostly from the 24 basis points decrease in net interest margin. Expenses were higher from a rise in risk and compliance costs. Net interest income down $226 million, 17% • Net loans decreased 10% (or $7.4 billion) primarily from a reduction in offshore lending, including lower trade finance in Asia; • Deposits increased 4% (or $3.9 billion) reflecting higher at call balances as customers increased liquidity in response to COVID-19 and from higher government balances. This was partly offset by lower term deposits and offshore deposits; and • Net interest margin was down 24 basis points, with lower interest rates reducing deposit spreads and earnings on capital. This was partly offset by more disciplined loan pricing and benefits from the change in deposit mix. Non-interest income down $13 million, 1% • Higher charge on derivative valuation adjustments ($77 million charge in 2020 compared to $64 million charge in 2019); • Reduced syndication fees with 2019 including several large transactions; • A reduction in customer Markets income from lower fixed income and FX sales; partly offset by • Higher non-customer Markets income across fixed income and FX. Operating expenses up $96 million, 8% • Higher risk and compliance related costs, including financial crime; • Increase in restructuring costs; and • Productivity savings of $36 million and lower variable remuneration more than offset increases from annual salary reviews and higher technology costs. Impairment charges up $373 million, large • Stressed exposures to TCE of 1.03%, up 44 basis points compared to 30 September 2019 due to the downgrade of a number of facilities to stressed or impaired; and • Impairment charges were higher, reflecting COVID-19 impacts. These resulted from changes to the base case economics forecasts and increasing the weight applied to the downside economic scenario. Individually assessed provisions were also higher following the downgrade of a small number of facilities to impaired.

280 WESTPAC GROUP 2021 ANNUAL REPORT Divisional performance Westpac New Zealand 2020 v 2019 Cash earnings of NZ$649 million were NZ$393 million or 38% lower than 2019, primarily driven by higher impairment charges (up NZ$330 million). Net operating income before impairment charges was 14% lower from a 24% decline in non-interest income and a 7% increase in expenses. Net interest income down NZ$24 million, 1% • Net loans increased 5%, or NZ$3.8 billion, primarily from mortgages which increased NZ$3.7 billion, mostly in fixed rate loans. Business lending increased NZ$0.8 billion (up 3%). These gains were partly offset by a NZ$0.4 billion decline in other personal lending, and higher impairment provision balance (up NZ$0.3 billion); • Deposits were up NZ$6.5 billion with growth across both consumer and business deposits. Term deposits were lower from customer preference to retain funds in at call accounts; and • Net interest margin was down 19 basis points, with the low interest rate environment reducing deposit spreads. This was partly offset by improved lending spreads from repricing and some mix impacts. Non-interest income down NZ$109 million, 24% • Non-interest income declined from: – Gain on sale of PayMark in 2019: – Full period impact of fee simplification initiatives implemented in 2019, and lower income from card products; – COVID-19 restrictions which contributed to lower activity based fees, and fee waivers from customer support measures; and – Lower insurance income also contributed to the decline. Operating expenses up NZ$66 million, 7% • Excluding costs associated with customer refunds, payments and litigation (NZ$17 million lower in 2020), expenses increased NZ$83 million (or 8%) mostly from: – increased spending on risk and compliance programs (including BS11 outsourcing) and increased restructuring expenses; and – Costs to support COVID-19 activities, salary increases and other inflationary rises were offset by productivity benefits. Impairment charge of NZ$320 million compared to an impairment benefit of NZ$10 million • Stressed exposures to TCE decreased 7 basis points to 1.59% compared to September 2019; • During 2019, the methodology for reporting hardship was aligned to APRA’s definition which has impacted delinquencies. These changes increased other consumer 90+ day delinquencies by 127 basis points and mortgage 90+ day delinquencies by 39 basis points. Excluding the impact of these changes, other consumer 90+ day delinquencies increased 42 basis points and mortgage 90+ day delinquencies increased 2 basis points; and • Impairment charges were higher, reflecting expected COVID-19 impacts. These included changes to the base case economics forecasts and increasing the weight applied to the downside economic scenario used in provision models. New individually assessed provisions for two large exposures also contributed to the increase.

281 WESTPAC GROUP 2021 ANNUAL REPORT Divisional performance Specialist Businesses 2020 vs 2019 Cash earnings were a loss of $506 million compared to a profit of $712 million in 2019. During 2020 the business incurred $922 million (after tax) of costs associated with write-down of intangible assets, revaluation of assets, and provisions for estimated customer refunds, payments and associated costs, compared to $47 million (after tax) in 2019. Excluding these items, cash earnings for 2020 was $416 million, $343 million lower than 2019. Net interest income down $21 million, 4% • Net loans decreased 13% (or $2.3 billion) over the year, mostly in Auto Loans, reflecting subdued activity and lower new car sales; • Deposits were unchanged with the decline in term deposits offset by an increase in at call accounts; and • Net interest margin was up 11 basis points with the benefit of lower funding costs partly offset by reduced deposit spreads and lower earnings on capital from low interest rates, and interest rate reductions from customer support measures. Non-interest income down $650 million, 46% • Increase in estimated customer refunds and payments and a write-down of intangible assets reduced non-interest income $369 million during the year. Excluding these, non-interest income decreased $281 million (or 19%); • Superannuation, Platforms and Investments (SPI) contribution was down $143 million from: – Margin compression from platform and superannuation pricing changes, product migrations to lower margin super products and impacts of regulation (including Protecting Your Super); and – Lower platform revenue from lower interest rates on cash duration managed balances. • Insurance contribution was down $140 million mostly from: – General insurance claims increased $108 million primarily due to bushfires and major weather events (including NSW/QLD storms and floods), partly offset by an increase in premiums; – Life insurance income was $10 million lower mostly from COVID-19 customer policy support measures. Lower premiums were largely offset by lower claims; and – LMI income was also lower, mostly from higher claims. Operating expenses up $701 million, 83% • Write-down of intangible assets, asset revaluations, and costs associated with customer refunds, payments and litigation in 2020 were $664 million higher than 2019. Excluding these items, expenses were $37 million higher. Most of the increase related to supporting COVID-19 activities, continued spend on risk and compliance, and CPI increases. Impairment charges up $144 million, 130% • The level of stressed exposures to TCE increased 508 bps to 8.56%, mostly from an increase in watchlist exposures in Westpac Pacific; • Impairment charges were higher, mostly reflecting COVID-19 impacts. These were from changes to the base case economics forecasts and increasing the weight applied to the downside economic scenario. Higher stress and delinquencies also led to increased overlay provisions. Lower recoveries in Full Year 2020 also contributed to the increase. Group Businesses 2020 v 2019 Group Businesses 2020 cash earnings loss of $1,310 million was $475 million worse than 2019. Net operating income up $1,045 million, large • Provisions for estimated customer refunds and payments which were $156 million in 2020, compared to $759 million in 2019; • Revaluation gains from our investment in Zip Co Limited ($303 million); and • Higher Treasury revenue due to management of interest rate risk ($384 million). Operating expenses up $1,227 million, 108% • Higher costs due to a provision for a penalty from AUSTRAC and the associated costs ($1,478 million), partly offset by; • Lower costs from the exit of the Advice business ($241 million). Impairments charges down $77 million, 84% • The movement of $77 million was mainly due to centrally held overlays relating to drought and bushfires no longer required.

282 WESTPAC GROUP 2021 ANNUAL REPORT Risk and risk management Risk and risk management Risk management As a Bank we face many different risks, and the management of risk is integral to achieving our purpose of helping Australians and New Zealanders succeed and our strategy. The key risks we face and manage across Westpac are detailed below. The issues identified by our own analysis of Culture, Governance and Accountability and APRA’s subsequent risk governance review, which resulted in Westpac entering into an Enforceable Undertaking with APRA in December 2020, have highlighted that we must improve the management of our risk, particularly non-financial risk. We continue to work through a significant program to address our shortcomings in management of risk, to strengthen accountability for end-to-end risk management and to mature our risk culture, as we become a simpler and stronger bank. How we manage risk Our Risk Management Framework outlines our activities to manage our risks, as set out in the diagram below. This Framework provides structure and discipline for our risk management activities. Effective risk management requires all the elements of the framework to operate holistically and independently. Critical to effective risk management is a strong risk culture, including clear accountability for identifying and managing risks through the three lines of defence. RISK MANAGEMENT FRAMEWORK WIB Global Forum Governance and Management Control Business Strategy Risk Identification Risk Appetite Stress and Scenarios Analysis People and Infrastructure Control Definition and Effectiveness Monitoring and Reporting Actions and Response Ensuring that appropriate data, analysis and recommendations flow to the right people and forums on a timely basis to support decision making Westpac ’s business plans are shaped considering the risks associated with its strategic objectives Identifying new and emerging risks in our business from internal and external environments Setting risk appetite to provide clarity on the level of risk we are prepared to take Performing stress tests to assess potential impacts that changes to existing risks and new risks may have on the Group, including on our capital Having the right capability , people, data and systems to support effective risk management and decision making Embedding appropriate Frameworks, policies , standards and controls to manage the risks we take Risks are assessed through ongoing monitoring , management , reporting and assurance Appropriate action plans are implemented to improve our risk profile The Risk Management Framework has nine components starting with our ‘Business Strategy’, which defines the markets and businesses the Group operates in. We are an Australian and New Zealand bank, with a predominant focus on retail, business and targeted institutional segments. We also operate wealth, insurance and ancillary banking operations; these are managed in our Specialist Businesses division.

283 WESTPAC GROUP 2021 ANNUAL REPORT Risk and risk management The activities in our Risk Management Framework include identification of risks, setting appropriate risk appetite and managing risks within appetite. Some of our risks are stress tested and/or subject to scenario analysis to assess how major events and changing operating conditions could impact on our operations, financial performance, balance sheet or reputation. Stress tests are particularly relevant in the loan portfolios where we assess the impact of changing economic scenarios on customers’ and our financial position. The current environment demonstrates the importance of stress testing given the potential impacts from the COVID-19 pandemic. We need to have capable people and sound systems to manage risk, and underpin this with our frameworks, policies, procedures and standards. For example, our Risk Culture Framework sets out how we define, measure, monitor and manage risk culture. Risk frameworks, policies, procedures and standards may operate at the Group level, across major risk categories as well as for individual regulated entities or divisions. We also have processes in place to monitor and report risks, incidents, issues and actions. These include reporting limit breaches. We are focused on resolving long-standing issues, taking action to bring risks back within appetite, and assessing the effectiveness of controls to manage risks. We have a formal risk governance structure to support our risk management framework by providing appropriate data, analysis and recommendations to the right people and forums on a timely basis to support decision making. Risk activities are overseen by established committees (including at Board level, Executive Management, major risk type Committees, Divisional and Specialist Committees). Risk Culture A strong risk culture is essential for the Group’s Risk Management Framework to operate effectively. We have a Group-wide transformation program to strengthen the management of risk across the entire bank. The Program supports the delivery of activities that will uplift and reinforce our understanding and capability when it comes to managing risk and is inclusive of risk culture. Westpac aspires to a mature risk culture that pro-actively identifies, manages and mitigates risks, learns from risk events and continuously anticipates new risks and opportunities. To track progress towards our aspiration, we utilise several risk culture tools and processes designed to assist management better measure, monitor and manage our risk culture: • Risk Culture Framework – embedded a framework, articulating the roles and responsibilities for moving our risk culture maturity towards Westpac’s aspiration, through the use of the tools and processes; • Risk Culture Maturity Self-Assessment – deployment of an online tool allowing Divisions to annually assess their current risk culture maturity relative to Westpac’s aspiration, helping to identify and prioritise areas for improvement; • Risk Culture Insights Program – undertake a second line deep-dive program of each Division’s risk culture, identifying the factors that positively and negatively influence the Division’s approach to risk management; and • Risk Culture Dashboard – provision of a comprehensive database of risk culture metrics, to support an online automated Risk Culture Dashboard rolled out to Divisions, enabling risk culture to be measured, monitored and reported in a consistent way across the Group.

284 WESTPAC GROUP 2021 ANNUAL REPORT Risk and risk management Three Lines of Defence The three lines of defence model outlines the active roles that all employees play in the end-to-end management of risk. The first line is responsible for identifying and owning the risks arising from all aspects of their activity. The second line provides expertise, advice and oversight in how risks are managed. The third line is Internal Audit who provide independent testing and assurance. THREE LINES OF DEFENCE First Line Risk owner Identify, control and manage risk – Own the current and emerging risks of the business/division by identifying, managing, and monitoring – Ensure business activities are within approved risk appetite and policies – Design, implement and maintain controls – Comply with laws and regulation – Identify and escalate risk issues – Responsible for promoting a strong risk culture. Second Line Risk oversight Set the risk standards, provide challenge and advise the first line – Establish and communicate risk frameworks, appetite, and strategies – Provide oversight and independent challenge to first line – Measure, monitor and report risks against appetite – Includes roles in Risk and Financial Crime, Compliance and Conduct divisions. Third Line Internal audit Independent audit – Provides independent assurance to the Board and Senior Executive on the adequacy and effectiveness of the Group’s governance, risk management and internal controls, and tracks remediation progress. Risk Identification: Major Risk Categories The Group has identified a number of risk types and classified these under 11 major risk categories. It is important to note that the major risk categories do not represent every risk the Group may face but rather the most material risks to the Group. 1 Strategic Risk 2 Risk Culture 3 Operational Risk 4 Conduct & Compliance 5 Financial Crime 6 Cyber Risk 7 Reputational and Sustainability Risk 8 Capital Adequacy 9 Funding and Liquidity Risk 10 Credit Risk 11 Market Risk Non-financial risks Financial risks MAJOR RISK CATEGORIES We place boundaries on these risks by establishing a risk appetite. Risk appetite is articulated in the Board Risk Appetite Statement which lists the Group’s major risks and the measures and tolerances used to monitor these risks. Most of these measures are monitored by “amber” and “red” tolerances which indicate when risks are close to or over our risk appetite. The Group has a number of risks which sit outside of our risk appetite or do not meet the expectations of regulators. Westpac is underway with a comprehensive action plan to address risk management and other culture, governance and accountability issues including through its CORE program and other activities, as outlined in ‘Significant Developments’ in Section 1. Here is an explanation of each of our major risk categories, how we consider risk appetite and some examples of areas of focus in 2021 to illustrate how our Risk Management Framework operates.

285 WESTPAC GROUP 2021 ANNUAL REPORT Risk and risk management MAJOR RISK CATEGORIES 1 Strategic risk The risk that the Group makes inappropriate strategic choices, does not implement its strategies successfully, or does not respond effectively to changes in the operating environment. Risk Appetite and Mitigation We seek to grow our business through a strategy aligned with the Group’s risk appetite. We seek to manage the impact of threats, driven by changes in the operating environment, which could have a significant impact on our ability to implement our strategy. We must continually evaluate our performance against our plans and in light of changes in internal and external factors, and we must respond in a timely manner. Some areas of focus include: – Exit of specialist businesses, including transactions that do not complete. – The impact of COVID-19. Example of a Risk Appetite measure – Actual ROE versus target ROE. 2 Risk culture The risk that our culture does not promote and reinforce behavioural expectations and structures to identify, understand, discuss and act on risks. Risk Appetite and Mitigation We promote a risk culture which supports our purpose, vision and values and our ability to manage risk effectively. We only have appetite for a risk culture which is regularly assessed and is supported by initiatives that seek to reinforce behavioural expectations and structures to ensure our people identify, understand, discuss and act on risks. Some areas of focus include: – Board approved Risk Culture Framework. – Deployment of Risk Fundamentals training. – Year-on-year Risk Culture Maturity self- assessments. Example of a Risk Appetite measure – Internal survey results - % of respondents who feel safe calling out risks and/or concerns. 3 Operational Risk The risk of loss resulting from inadequate or failed internal processes, people and systems or from external events. Risk Appetite and Mitigation We recognise that operational risk is a necessary part of doing business. We seek to be resilient to operational risk, and minimise the impact of inadequate processes, people and systems and of external events through robust processes and controls. While we recognise that breakdowns in processes and controls will occur, material issues and incidents arising from these breakdowns must be quickly and effectively remediated. Some areas of focus include: – Managing risks in line with value chain process management. – Strengthening the control environment, including rationalisation and automation of controls. – Strengthening focus on fraud prevention and the management of key risks such as Data Risk and Third-Parties risk (including suppliers and COVID-19 impacts). – Use of AI and analytics to provide real-time actionable insights to proactively manage risks. Example of a Risk Appetite measure – Timely recording and ownership of incidents identified. – Effective and adequate management of the quality of critical data.

286 WESTPAC GROUP 2021 ANNUAL REPORT Risk and risk management MAJOR RISK CATEGORIES 4 Conduct and compliance The risk of failing to abide by compliance obligations required of us or otherwise failing to have behaviours and practices that deliver suitable, fair and clear outcomes for our customers and that support market integrity. Risk Appetite and Mitigation We comply with relevant laws and regulations, and conduct our business in a way that delivers suitable, fair and clear outcomes for our customers and supports the integrity of the markets in which we operate. To achieve this, we establish robust controls and systems to manage conduct and compliance risk. In doing so, we have no appetite for: – Deliberate or reckless breaches of regulatory requirements – Conduct that deliberately or recklessly causes unsuitable, unfair or unclear customer outcomes or adversely impacts the integrity of financial markets; or – Systems or processes that lead to systemic or material breaches of regulatory requirements. Non-compliance will occur from time to time and we have no appetite for the failure to promptly own, investigate and remediate incidents of non- compliance. Some areas of focus include: – The CORE program which is designed to embed a strong and proactive risk management culture. Key compliance and conduct workstreams include obligations management, breach reporting, regulatory commitments and conduct risk. Example of a Risk Appetite measure – Prevalence of customer remediations with inaccurate estimates of end dates. 5 Financial crime The risk that the Group fails to prevent financial crime and comply with applicable financial crime obligations. Financial Crime includes Anti-Money Laundering, Counter Terrorism Finance, Sanctions, Anti-bribery and corruption, Foreign Account Tax Compliance Act and the Common Reporting Standard. Risk Appetite and Mitigation We help prevent financial crime by pro- actively identifying, assessing, mitigating and reporting financial crime risks and complying with all applicable global and local financial crime obligations. This means that our financial crime risks must be managed through robust controls and systems, and that we promptly own, investigate and remediate financial crime incidents where they do occur. This means managing our financial crime risks through robust controls and systems, and promptly owning, investigating and remediating financial crime incidents where they occur. Some areas of focus include: – Continuing our program to strengthen areas of control weaknesses and to enhance our management of financial crime risk. – Strengthening our financial crime team’s capability, including through additional training – Embedding new and enhanced systems and controls to identify, mitigate and manage financial crime risk. Example of a Risk Appetite measure – Number of AML/CTF & Sanctions exemptions granted related to risk appetite or policies and standards.

WESTPAC GROUP 2021 ANNUAL REPORT 287

Risk and risk management

MAJOR RISK CATEGORIES

<table>
<tr>
<td>6

Cyber risk</td>
<td>The risk that the Group's or its third parties' data or technology are inappropriately accessed, manipulated or damaged from cybersecurity threats or vulnerabilities.

Risk Appetite and Mitigation

We proactively manage cyber risk to limit the likelihood of inappropriate access, manipulation or damage to our and our third parties' data and technology, to protect stakeholders and customers data and to ensure that we are resilient to cybersecurity threats and vulnerabilities.

In managing our cyber risk, we seek to ensure that:
- We manage our risks within the appropriate regulatory frameworks
- We do not undermine our strategic, financial, reputational or regulatory standing, and
- We implement cyber controls commensurate to the cyber threats we respond to.</td>
<td>Some areas of focus include:
- Accelerating delivery of a program to enhance cybersecurity capability including data protection controls, and identity and access management.
- Developing a cyber risk management framework to provide a consistent approach to the management of cyber risk across the Group.

Example of a Risk Appetite measure
- Control effectiveness against external cyber threats.
- Number of employees who acted appropriately during simulated malicious email attacks.</td>
</tr>
<tr>
<td>7

Reputational and sustainability risk</td>
<td>Reputation Risk

Reputation Risk is the risk of key stakeholders forming negative perceptions, beliefs or unrealistic expectations of the Group.

Sustainability Risk

Sustainability (or ESG) risk is the risk of loss or negative impact from the failure to recognise or address environmental, social or governance (ESG) issues.

Risk Appetite and Mitigation

Reputation and Sustainability Risk

We seek to maintain the confidence of all stakeholders, including to cultivate trust in our integrity and competence.

We have little appetite for actions, inactions, transactions, investments and events which may affect the Group's integrity or competence.

The principles that govern our approach include:
- Acting with integrity
- Doing the right thing by our customers
- Balancing needs and expectations of stakeholders and the potential impacts on people or the environment.</td>
<td>Some areas of focus include:

Lift the consideration or Reputation and Sustainability Risk across the Group.

Reputation Risk
- Culture reset program.

Sustainability Risk
- Advancing our Paris-aligned financing strategies and portfolio targets, particularly for sectors representing the majority of our financed emissions. This includes working to reduce our Thermal Coal Mining exposure to zero by 2030.
- APRA Climate Vulnerability Assessment stress testing and scenario analysis.
- Provide business customers with a range of innovative sustainable finance solutions including green deposits, green bonds and sustainability-linked loans targeting improved ESG performance.
- Capability uplift to support better identification and management of ESG risk, covering climate change and human rights, including modern slavery.

Example of a Risk Appetite measure

Reputation Risk
- Employee engagement
- RepTrak Standing - RepTrak is an external benchmark used by corporations such as Westpac to measure their reputation, based on consumer surveys and media coverage

Sustainability Risk
- Sustainalytics ESG Rating</td>
</tr>
</table>

288 WESTPAC GROUP 2021 ANNUAL REPORT

Risk and risk management

MAJOR RISK CATEGORIES

8 **Capital adequacy**	**The risk of an inadequate level or composition of capital to support our business and meet regulatory requirements under both normal or stressed conditions.** **Risk Appetite and Mitigation** We seek to maintain a strong balance sheet, including in stress scenarios. We evaluate our approach to Capital management through an Internal Capital Adequacy Assessment Process, the key features of which include: - A capital management strategy - Considering economic and regulatory requirements - Stress testing - Considering the perspectives of external stakeholders.	**Some areas of focus include:** - $3.5bn Additional Tier 1 capital and $6.3bn Tier 2 capital instruments raised during FY21. - Applying a mortgage risk weight floor to 25% in June 2021 to reflect the anticipated unwind of temporary COVID-19 stimulus effects and our expectation that mortgage risk weights will rise from APRA's capital changes. **Example of a Risk Appetite measure** - Common equity tier 1 (CET1) ratio - a measure which shows a bank's capacity to absorb losses.
9 **Funding and liquidity**	**The risk that the Group cannot meet its payment obligations or that it does not have the appropriate amount, tenor and composition of funding and liquidity to support our business.** **Risk Appetite and Mitigation** We seek to manage our balance sheet such that we: - Maintained a diversified, stable and cost-effective funding base; - Can source funding as and when we need it; - Have sufficient securable assets to meet our funding and repo requirements; and - Fund new lending growth with stable funding sources.	**Some areas of focus include:** - Fully utilising our Term Funding Facility allowance of $30 billion. - Respond to the removal of Committed Liquidity Facility by the end of 2022. - Further information on is contained in Note 21 to the financial statements. **Example of a Risk Appetite measure** - Net Stable Funding Ratio (NSFR). - Liquidity coverage ratio (LCR).
10 **Credit risk**	**The risk of financial loss where a customer or counterparty fails to meet their financial obligations to Westpac.** **Risk Appetite and Mitigation** We have appetite for credit risk where: - We have sufficient expertise to make appropriate credit decisions - We understand and are comfortable with possible downsides - No excessive exposure concentrations. We manage credit risk using Program- managed (high-volume homogeneous credit risk) and Transaction-managed (individual customer and transactions) approaches. Management of credit risk is also supported by a range of policies, processes, systems, risk delegated authorities and Board-approved credit risk limits.	**Some areas of focus include:** - Heightened credit risk from COVID-19 including provisions for expected credit losses - Climate change and sustainability - Further information is contained in Notes 13 and 21 to the financial statements, and in Westpac's Pillar 3 reports. **Example of a Risk Appetite measure** - Top 10 exposures to Corporates and NBFIs as a % of Total Committed Exposure.

289 WESTPAC GROUP 2021 ANNUAL REPORT Risk and risk management MAJOR RISK CATEGORIES 11 Market risk The risk of an adverse impact on earnings from changes in various market prices such as exchange rates, interest rates and credit spreads. Risk Appetite and Mitigation We have appetite for market risk in approved products within our limit framework. We seek to protect our positions from changes in financial market factors which may affect our activities. We manage market risk through the daily measurement and monitoring of Board approved metrics that capture the risk of adverse movements in financial markets. The Board has approved a risk appetite for traded and non- traded risks via the measurement of Value at Risk (VaR), Stressed VaR (SVaR), Net Income at Risk (NaR) and specific structural risk limits. The management of market risk is supported by the Market Risk Management Framework and associated policies, processes, systems and delegated authorities. Some areas of focus include: – Comprehensive review of market risk governance to enhance the control environment. – Further information is contained in Note 21 to the financial statements. Example of a Risk Appetite measure – Value at Risk (VaR, $m) measures across products and portfolios. – Net interest income at risk. For further information regarding the roles and responsibilities of the BRiskC and other Board committees in managing risk, refer to Westpac’s Corporate Governance Statement in Section 1.

290 WESTPAC GROUP 2021 ANNUAL REPORT Risk and risk management Risk and risk management Risk factors Our business is subject to risks that can adversely impact our financial performance, financial condition and future performance. If any of the following risks occur, our business, prospects, reputation, financial performance or financial condition could be materially adversely affected, with the result that the trading price of our securities could decline and as a security holder you could lose all, or part, of your investment. You should carefully consider the risks described and the other information in this Annual Report before investing in our securities. The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties that we are unaware of, or that we currently deem to be immaterial, may also become important factors that affect us. Risks relating to our business We have suffered, and could in the future suffer, information security risks, including cyberattacks The Group (and its external service providers) is subject to information security risks. These risks are heightened by: • new technologies and increased digital service options; • increased use of the internet and telecommunications to conduct financial transactions; • the growing sophistication of attackers, and the global increase in cyber crime; • the COVID-19 pandemic, which has resulted in many Westpac employees (and staff of service providers) and customers working remotely or from other sites; and • other external events such as biological hazards, climate change, natural disasters or acts of terrorism, which could interrupt the usual operations of the Group, its customer and suppliers, potentially providing increased opportunities for cyber threat actors to exploit. These risks could result in information security risks such as cyberattacks, espionage and/or errors happening at an unprecedented pace, scale and reach. Cyberattacks have the potential to cause financial system instability and could result in serious disruption to customer banking services, or compromise customer data privacy. While Westpac has systems in place to protect against, detect and respond to cyberattacks, these systems have not always been, and may not always be, effective. Westpac and its customers could suffer losses from cyberattacks, information security breaches or ineffective cyber resilience. The Group may not be able to anticipate and prevent a cyberattack, effectively respond to a cyberattack and/or rectify or minimise damage resulting from a cyberattack. Our external service providers, and other parties that facilitate our activities, financial platforms and infrastructure (such as payment systems and exchanges) are also subject to the risk of cyberattacks, which could in turn impact Westpac. Our operations rely on the secure processing, storage and transmission of information on our computer systems and networks, and the systems and networks of external suppliers. Although we implement measures to protect the confidentiality and integrity of our information, there is a risk that the computer systems, software and networks on which we, or our service providers, rely may be subject to security breaches, unauthorised access, malicious software, external attacks or internal breaches that could have an adverse impact on our confidential information or that of our customers and counterparties. A range of potential consequences could arise from a successful cyberattack, such as: • damage to technology infrastructure; • disruptions or other adverse impacts to network access, operations or availability of services; • loss of customers and market share or reputational damage; • loss of data or information; • customer remediation and/or claims for compensation; • breach of applicable privacy laws or data protection regulations; • litigation and adverse regulatory action including fines or penalties and increased regulatory scrutiny; and • increased need for significant additional resources to modify or enhance our systems or to investigate and remediate any vulnerabilities or incidents. All these potential consequences could negatively affect our business, prospects, reputation, financial performance or financial condition. As cyber threats evolve, we may need to spend significant resources to modify or enhance our systems or investigate and remediate any vulnerabilities or incidents.

291 WESTPAC GROUP 2021 ANNUAL REPORT Risk and risk management COVID-19 has had, and may continue to have (and a pandemic like COVID-19 could in the future have), an adverse effect on the Group The Group is vulnerable to the impacts of a communicable disease outbreak or a pandemic. The COVID-19 pandemic has had, and may continue to have, a negative impact on our customers, shareholders, employees, third party suppliers and financial performance, among other adverse effects. The COVID-19 pandemic also heightens other risks described in this ‘Risk Factors’ section. The COVID-19 pandemic has disrupted, and will continue to disrupt, numerous industries and global supply chains, while important measures to mitigate its impact have had, and may continue to have, a negative effect on economic activity. There continues to be uncertainty associated with the COVID-19 pandemic, including the ultimate course, duration and severity of the disease, emergence of new variants and the availability and effectiveness of vaccination programs or other medical treatments. There is also uncertainty in relation to future actions that may be taken by governments, regulators and businesses to attempt to contain the virus or mitigate its impact and the effectiveness of such actions, as well as the timing and speed of economic recovery. Such uncertainty has the potential for longer term impacts on Westpac’s customers, business and operations. Reduction in economic activity over the latter half of 2021 due to these COVID-19 induced factors has affected, and may in the future affect, demand for Westpac’s products and services. The associated financial stress on Westpac’s customers has, and is expected to, increase impairments, defaults and write-offs. Westpac has COVID-19 related overlays to allow for the potential emergence of losses once the effect of support and stimulus measures reduces in its business portfolios, however, further outlays may be required. For more information refer to Note 13 and Note 21 to the financial statements. Westpac has supported customers by lowering interest rates on certain products, waiving certain fees and granting short term deferrals for certain mortgages, personal loans and small business loans. These initiatives have had and may continue to have a negative impact on the Group’s financial performance and may see the Group assume greater risk than it would have normally. There is also the potential for further government or regulator intervention to support the economy which may require banks (including Westpac) to support those interventions. When outbreaks or pandemics occur, Westpac has adjusted and may need to adjust its risk appetite, policies or controls to respond to outbreaks or pandemics (like the COVID-19 pandemic) and protect the well-being of staff and customers who visit our premises. These changes could have unforeseen consequences and expose the Group to increased regulatory focus, media scrutiny and an increased risk of litigation. Further, to respond to the COVID-19 pandemic, Westpac has implemented (and may in the future implement) new measures in very short periods of time. Taking this type of action may increase the risk that an operational or compliance breakdown occurs, potentially leading to financial losses, impacts on customer service or regulatory and/or legal action. The COVID-19 pandemic has impacted the Group’s ability to pay dividends and the Group elected not to pay an interim dividend last financial year given the desire to retain a strong balance sheet and the ongoing uncertainty in the operating environment. It is possible that the COVID-19 pandemic, or another communicable disease outbreak or pandemic, will negatively impact the Group’s ability to pay future dividends or make capital distributions. It could also impact the Group’s ability to raise capital, and have an adverse impact on our financial condition. We could be adversely affected by legal or regulatory change The Group’s business, prospects, reputation, financial performance and financial condition have been, and could in the future be, adversely affected by changes to law, regulation, policies, supervisory activities and the expectations of our regulators. The Group operates in an environment where there is increased regulation and scrutiny of financial services providers. Regulatory change has directly and adversely affected the Group’s financial performance and financial condition and could do so in the future. In recent years, laws and regulations have been introduced requiring Westpac to hold more liquidity and higher capital, and a Bank Levy (based on liabilities) has been imposed on Australia’s largest banks. Regulatory changes may also affect how we operate and has altered the way we provide our products and services, in some cases requiring us to change or discontinue our offerings. Regulation could also limit our flexibility, require us to incur substantial costs, impact the profitability of our businesses, result in the Group being unable to increase or maintain market share and/or create pressure on margins and fees. Regulation impacting our business may not always be released in a timely manner before its date of implementation. Similarly, early announcements of regulatory change may not be specific and significantly differ from the final regulation. In those cases, the Group may not be able to effectively manage its compliance design in the timeframes available. Further, increases in the volume of regulatory change being managed simultaneously has and will continue to create risk through challenging our ability to access required subject matter expertise and the execution risks associated with implementing simultaneous change.

292 WESTPAC GROUP 2021 ANNUAL REPORT Risk and risk management Relevant governments or regulators could also revise their application of regulatory policies, thereby impacting our business (such as macro-prudential limits on lending, as indicated by APRA in its letter to ADIs released in October 2021 which sets out APRA’s expectations for ADIs to use an interest rate that is at least 3.0 percentage points above the loan product rate to assess new borrowers’ ability to meet their loan repayments). It is critical the Group manages regulatory change effectively. The failure to do so has resulted, and could in the future result, in the Group not meeting its compliance obligations, the risks of which are set out below. We expect that we will continue to invest significantly in compliance and the management and implementation of regulatory change. Significant management attention and resources may be required to update existing, or implement new, processes to comply with such new regulations. There is additional information on certain aspects of regulatory changes affecting the Group in ‘Significant developments’ and the sections ‘Critical accounting assumptions and estimates’ and ‘Future developments in accounting standards’ in Note 1 to the financial statements. We have been and could be adversely affected by failing to comply with laws, regulations or regulatory policy We are responsible for ensuring that we comply with all applicable legal and regulatory requirements and industry codes of practice in the jurisdictions in which we operate or obtain funding. The Group is subject to conduct and compliance risk. These risks are exacerbated by the increasing complexity and volume of regulation, including where we interpret our obligations and rights differently to regulators or a Court, tribunal or other body. The potential for this is heightened when regulation is new, untested or is not accompanied by extensive regulatory guidance. The Group’s compliance management system is designed to identify, assess and manage compliance risk. However, this system has not always been, and may not always be, effective. Breakdowns have, and may in the future, occur due to flaws in the design or implementation of controls or processes. This has resulted in, and may in the future result in, potential breaches of compliance obligations as well as poor customer outcomes. Conduct risk could occur through the provision of products and services to customers that do not meet their needs or do not meet the expectations of the market, as well as the poor conduct of our employees, contractors, agents, authorised representatives and external services providers. This could occur through a failure to meet professional obligations to specific clients (including fiduciary and suitability requirements), weakness in risk culture, corporate governance or organisational culture, poor product design and implementation, failure to adequately consider customer needs or selling products and services outside of customer target markets. This could include deliberate, reckless or negligent actions by such individuals that could result in the circumvention of Westpac’s controls, processes and procedures. The Group depends on its people to ‘do the right thing’ to meet its compliance obligations and abide by its Code of Conduct. Inappropriate or poor conduct by these individuals such as not following a policy or engaging in misconduct has resulted, and could result, in poor customer outcomes and a failure by the Group to meet its compliance obligations. While we have frameworks, policies, processes and controls that are designed to manage poor conduct outcomes, these frameworks, policies, processes and controls have been, and may be, ineffective. This could result in financial losses (including incurring substantial remediation costs and as a result of litigation by regulators and customers) and reputational damage, which could adversely affect our business, prospects, financial performance or financial condition. The Group’s failure, or suspected failure, to comply with a compliance obligation has in the past and could in the future lead to a regulator commencing surveillance or an investigation. ASIC’s new breach reporting regime, which commenced on 1 October 2021, significantly expands our obligation to report certain breaches (or likely breaches) to ASIC, which could give rise to additional regulatory scrutiny. The Group is currently subject to a number of investigations and reviews by regulators, and is responding to a high volume of regulatory requests from APRA, ASIC and other regulators. The Group has devoted (and will need to continue to devote) significant resources and has incurred (and will continue to incur) costs for these reviews and investigations, which may adversely affect Westpac’s business, operations, reputation and financial performance. Depending on the circumstances, regulatory reviews and investigations have in the past and may in the future result in a regulator taking administrative or enforcement action against the Group and/or its representatives. Regulators have broad powers, and in certain circumstances, can issue directions to us (such as a direction to take remedial action). Regulators could also pursue civil or criminal proceedings, seeking substantial fines, civil penalties or other enforcement outcomes. In addition, regulatory investigations may lead to adverse findings against directors and management, including potential disqualification. APRA can also require the Group to hold additional capital either through a capital overlay or higher risk weighted assets. APRA imposed a $500 million overlay to our operational risk capital requirement following the completion of our self-assessment into our frameworks and practices in relation to culture, governance and accountability and a further $500 million overlay following the commencement of civil penalty proceedings by AUSTRAC (both overlays were applied through an increase in risk weighted assets). If the Group incurs additional capital overlays, it may need to raise additional capital, which could have an adverse impact on our financial performance and financial condition.

293 WESTPAC GROUP 2021 ANNUAL REPORT Risk and risk management The political and regulatory environment that the Group operates in has seen (and may in the future see) our regulators (including any new regulator) receive new powers along with materially increased penalties for corporate and financial sector misconduct. For example, ASIC can commence civil penalty proceedings and seek civil penalties (currently up to $555 million per offence) against an Australian Financial Services licensee (such as Westpac) for failing to do all things necessary to ensure that financial services provided under the licence are provided efficiently, honestly and fairly. The Group may also face significant civil or criminal penalties for failing to comply with other obligations, and a failure by the Group may result in multiple contraventions leading to large penalties. Our regulators have adjusted and may in the future continue to adjust the way they approach oversight, potentially preferring their enforcement powers over a more consultative approach. For example, APRA has committed to a revised enforcement approach (including a new Supervision Risk and Intensity Model), indicating it will use enforcement where appropriate to prevent and address serious prudential risks and hold entities and individuals to account. There may also be a shift in the type and focus of enforcement proceedings commenced by regulators in the future. Regulators may increasingly seek to refer investigations to the Commonwealth Department of Public Prosecutions or other prosecutorial bodies for potential criminal prosecution. This may result in an increase in criminal prosecutions against institutions and/or their employees or representatives. Given the size of Westpac, these investigations could result in findings of a significant number of breaches of obligations, which could lead to significant financial and other penalties. This could also result in reputational damage and impact the willingness of customers, investors and other stakeholders to deal with Westpac. Regulatory action commenced against the Group has exposed and may in the future expose the Group to an increased risk of litigation brought by third parties (including through class action proceedings), which may require the Group to pay compensation to third parties and/or undertake further remediation activities. Regulatory investigations, inquiries, litigation, fines, penalties, infringement notices, revocation, suspension or variation of conditions of regulatory licences or other enforcement or administrative action or agreements (such as enforceable undertakings) could, either individually or in aggregate with other regulatory action, adversely affect our business, prospects, reputation, financial performance or financial condition. There is additional information on certain aspects of regulatory matters that may affect the Group in ‘Significant developments’ and in Note 26 to the financial statements. We have suffered, and in the future could suffer, losses and be adversely affected by the failure to implement effective risk management Our risk management framework has not always been, or may not in the future prove to be, effective. This could be because the design of the framework is inadequate or that key risk management policies, controls and processes may be ineffective, due to inadequacies in their design, technology failures or because of poor implementation or high execution risk. The potential for these types of failings is heightened if the Group does not have enough appropriately skilled, trained and qualified employees in key positions. There are also inherent limitations with any risk management framework as risks may exist, or emerge in the future, that we have not anticipated or identified, and our controls may not be effective. The risk management framework may also prove ineffective because of weaknesses in risk culture or risk governance practices and policies, which may result in risks and control weaknesses not being identified, escalated or acted upon. Recent analysis and reviews, in addition to regulatory feedback, have highlighted that the framework is not operating satisfactorily in a number of respects and needs to be improved. The Group has a number of risks which sit outside our risk appetite or do not meet the expectations of regulators. Many of these areas requiring improvement relate to the enforceable undertaking entered into with APRA by Westpac in December 2020. Further, the design or operation of our remuneration structures may not always encourage prudent risk management as intended, potentially resulting in staff engaging in excessive risk-taking behaviours. As part of the Group’s risk management framework, the Group measures and monitors risks against its risk appetite. If a risk is out-of-appetite, the Group needs to take steps to bring this risk back into appetite in a timely way. However, the Group may not always be able to achieve this within proposed timeframes. This may occur because, for example, the Group experiences delays in enhancing its information technology systems or in recruiting sufficient numbers of appropriately trained staff for required activities. It is also possible that due to external factors beyond our control, certain risks may be inherently outside of appetite for periods of time. The Group is required to periodically review its risk management framework to determine if it remains appropriate. If the Group is unable to bring risks back into appetite, or if it is determined that the Group’s risk management framework or risk governance practices and policies are no longer appropriate, the Group may incur unexpected losses and be required to undertake considerable remedial work, including incurring substantial costs. The failure to remedy this situation could result in increased scrutiny from regulators, who could require (amongst other things) that the Group hold additional capital or direct the Group to spend money to enhance its risk management

294 WESTPAC GROUP 2021 ANNUAL REPORT Risk and risk management systems and controls. Weaknesses in risk management systems and controls led to APRA requiring Westpac to hold additional capital following the completion of its Culture, Governance and accountability self-assessment, and the payment of a civil penalty of $1.3 billion as a result of the civil penalty proceedings brought by AUSTRAC against Westpac. In December 2020, APRA accepted an Enforceable Undertaking from Westpac, reflecting the crystallisation of many of the risks discussed above, and APRA has approved Westpac’s integrated plan in relation to risk governance. In March 2021 the RBNZ raised concerns in relation to WNZL’s risk governance practices and policies and as a result, external reviews are being conducted of WNZL’s risk governance and liquidity management. The RBNZ also amended WNZL’s conditions of registration in March 2021, requiring WNZL to discount the value of its liquid assets by approximately 14%. Inadequacies in addressing risks or in the Group’s risk management framework could also result in the Group failing to meet a compliance obligation and/or financial losses. If any of our governance or risk management processes and procedures prove ineffective or inadequate or are otherwise not appropriately implemented, as has occurred, we could be exposed to higher levels of risk than expected which may result in unexpected losses, imposition of capital requirements, breaches of compliance obligations and reputational damage which could adversely affect our business, prospects, financial performance or financial condition. For a discussion of our risk management procedures, refer to the ‘Risk management’ section. The failure to comply with financial crime obligations has had and could have further adverse effects on our business and reputation The Group is subject to anti-money laundering and counter-terrorism financing (AML/CTF) laws, anti-bribery and corruption laws, economic and trade sanctions laws and tax transparency laws in the jurisdictions in which it operates. These laws can be complex and, in some circumstances, impose a diverse range of obligations. As a result, regulatory, operational and compliance risks are heightened. AML/CTF laws also require Westpac to report certain matters and transactions to regulators (including international funds transfer instructions, threshold transaction reports and suspicious matter reports) and ensure that certain information is not disclosed to third parties in a way that would contravene the ‘tipping off’ provisions in AML/CTF legislation. The failure to comply with these laws has had, and in the future may have, adverse impacts for the Group. In recent years there has been, and there continues to be, increased focus on compliance with financial crime obligations, with regulators globally commencing large-scale investigations and taking enforcement action for identified non-compliance (often seeking significant penalties). Further, due to the Group’s large number of customers and transaction volumes, the undetected failure or the ineffective implementation, monitoring or remediation of a system, policy, process or control (including a regulatory reporting obligation) has resulted, and could in the future result, in a significant number of breaches of AML/CTF obligations. This in turn could lead to significant financial penalties and other adverse impacts for the Group, such as reputational damage. While the Group has systems, policies, processes and controls in place designed to manage its financial crime obligations (including reporting obligations), these have not always been, and may not in the future always be, effective. This could be for a range of reasons, including, for example, a deficiency in the design of a control or a technology failure. Our analysis and reviews, in addition to regulator feedback, have highlighted that our systems, policies, processes and controls are not always operating satisfactorily in a number of respects and require improvement. The Group is currently undertaking a significant multi-year program of work to strengthen areas of control weakness in its financial crime risk management program and to seek to rectify the management of this risk. In recent years, the Group has increased dedicated financial crime risk expertise and resources to deliver the financial crime program of work. With increased focus on financial crime, further issues requiring attention have been identified and may continue to be identified. Although the Group provides updates to AUSTRAC, the ATO and other regulators on its remediation and other program activities, there is no assurance that AUSTRAC, the ATO or other regulators will agree that its remediation and program update activities will be adequate or effectively enhance the Group’s compliance programs. If we fail to comply with these financial crime obligations, we could face regulatory enforcement action such as litigation, significant fines, penalties and the revocation, suspension or variation of licence conditions. Previous enforcement action by AUSTRAC has resulted in a range of outcomes, depending on the nature and severity of the relevant conduct and its consequences, including substantial financial penalties (such as the $1.3 billion civil penalty we paid as a result of civil proceedings brought by AUSTRAC in November 2019), restrictions and other regulator imposed conditions. There is additional information on financial crime matters in ‘Significant developments’. Non-compliance or alleged non-compliance with our financial crime related obligations has also resulted in, and could lead to regulatory investigations, reviews, inquiries, proceedings or other litigation commenced by third parties (including Australian, US or other class actions), and regulatory action in non-Australian jurisdictions where we operate. Any such litigation or proceedings could cause significant financial and reputational damage to us. Reputational damage could result in the loss of customers or restrict the Group’s ability to efficiently access capital markets, which could have a material adverse effect on the Group’s business, reputation, prospects, financial performance and financial condition. Furthermore, any such effect could harm the Group’s credit ratings.

295 WESTPAC GROUP 2021 ANNUAL REPORT Risk and risk management Climate change may have adverse effects on our business We, our customers, external suppliers and communities in which we operate, may be adversely affected by the physical risks of climate change, including increases in temperatures, rising sea levels, loss of biodiversity and ecosystem degradation and the frequency and severity of adverse climatic events including fires, storms, floods and droughts. These effects, whether acute or chronic in nature, may directly impact us and our customers through, for example, disruptions to business and economic activity or impacts on income and asset values. Adverse impacts on our customers may lead to human rights risk, and negatively impact loan serviceability and security values, as well as our profitability. Westpac is exposed to risk arising from initiatives and trends associated with climate change mitigation (transition risks). Changes in supervisory expectations of banks, other regulatory changes and changes in investor appetite could directly impact Westpac, for example, by giving rise to higher compliance and/or funding costs and the contraction of revenue from sectors materially exposed to transition risk. Examples of regulatory change in this space include APRA’s Climate Vulnerability Assessment involving major Australian banks including Westpac; APRA’s draft Prudential Practice Guide on climate change financial risks; and the introduction of proposed legislation in New Zealand to require mandatory climate-risk reporting for the financial sector. Westpac is also exposed to transition risk indirectly through its lending to higher risk sectors or regions. Technological developments, regulatory changes, stakeholder pressure and shifting customer preferences may place additional pressure on certain customer sectors to reduce greenhouse gas emissions, which could in turn result in additional credit risk, or loss of revenues due to changes in markets. Conversely, Westpac may not be able to reduce its lending to higher risk sectors or regions as a result of possible stakeholder requirements to continue to lend to certain customer sectors. We may be subject, from time to time, to legal and business challenges due to actions instituted by activist shareholders or others. An example of areas which have attracted shareholder activism in Australia includes avoiding financing or interacting with businesses that are not perceived to demonstrate responsible management of environmental and social issues. Should the Group be required to respond to these challenges, this could give rise to increased costs, reputational risk and additional disclosures associated with such matters. In addition, there could be heightened litigation risk due to varying shareholder expectations or additional disclosures or commitments made by Westpac to shareholders. Perceived uncertainties as to our future direction as a result of shareholder activism may lead to the perception of a change in the direction of the business or other instability. Further, any failure or perceived failure by Westpac to proactively manage and disclose climate change risks appropriately may in turn increase the risk of third party and shareholder litigation, or regulatory action against the Group (and/or its customers), with these types of climate-related actions becoming more common in Australia and globally. Further, we expect scrutiny from shareholders and regulators on the climate-related risk management practices and lending policies of banks and other financial institutions to remain high in Australia in coming years. Westpac is also exposed to broader geopolitical and macro-economic impacts of climate change given its international portfolio. Climate change may remove stability from both domestic and international economic conditions and may impact customer confidence in these markets. Failure to effectively manage and disclose direct and indirect climate-related risks including nature-related risks such as biodiversity loss and ecosystem degradation could adversely affect our business, prospects, reputation, financial performance or financial condition. Please refer to our 2021 Sustainability Supplement for further details on the identification, assessment and management of risks relating to climate change. Reputational damage has harmed and could in the future harm our business and prospects Reputational risk arises where there are differences between stakeholders’ current and emerging perceptions, beliefs and expectations and our past, current and planned activities, processes, performance and behaviours. There are various potential sources of reputational damage. For example, where our actions cause, or are perceived to cause, a negative outcome for customers, shareholders, stakeholders or the community. Reputational damage could also arise from the failure to effectively manage risks, failure to comply with legal and regulatory requirements, enforcement or supervisory action by regulators, adverse findings from regulatory reviews, failure or perceived failure to adequately respond to community, environmental, social and ethical issues, and inadequate record keeping, which may prevent Westpac from demonstrating that or determining if a past decision was appropriate at the time it was made. The AUSTRAC proceedings illustrate a number of these risks. Westpac also recognises the potential reputational consequences (together with other potential commercial and operational consequences) of failing to appropriately identify, assess and manage environmental, social and governance related risks such as climate change risk, human rights risk including customer vulnerability, modern slavery and child safety risk, or respond effectively to evolving standards and stakeholder expectations. Our reputation could also be adversely affected by the actions of customers, suppliers, joint-venture partners, strategic partners, or other counterparties.

296 WESTPAC GROUP 2021 ANNUAL REPORT Risk and risk management Failure, or perceived failure, to address issues that could or do give rise to reputational risk, has created, and could in the future create additional legal risk, subject us to regulatory investigations, regulatory enforcement actions, fines and penalties or litigation or other actions brought by third parties (including class actions), and the requirement to remediate and compensate customers, including prospective customers, investors and the market. This could adversely affect our business, prospects, financial performance or financial condition. We have and could suffer losses due to litigation Westpac and its subsidiaries are, from time to time, involved in legal proceedings (including class actions), regulatory actions or arbitration. Such litigation has been and could in the future be commenced by a range of plaintiffs, such as customers, shareholders, suppliers, counterparties and regulators. In recent years, there has been an increase in class action proceedings, many of which have resulted in significant monetary settlements. The risk of class actions has been heightened by a number of factors, including regulatory enforcement actions (such as the civil penalty proceedings brought by AUSTRAC), an increase in the number of regulatory investigations and inquiries (such as the Royal Commission), a greater willingness on the part of regulators to commence court proceedings, more intense media scrutiny and the growth of third-party litigation funding and other funding arrangements. Class actions commenced against a competitor could also lead to similar proceedings against Westpac. Litigation (including class actions) may, either individually or in aggregate, adversely affect the Group’s business, operations, prospects, reputation or financial condition. This risk is heightened by increases in the severity of penalties for certain breaches of the law. Such matters are subject to many uncertainties and the outcome may not be predicted accurately. Furthermore, the Group’s ability to respond to and defend litigation may be adversely affected by inadequate record keeping. Depending on the outcome of any litigation, the Group has been and may in the future be required to comply with broad court orders, including compliance orders, enforcement orders or otherwise pay significant damages, fines, penalties or legal costs. In addition, the case studies considered by the Royal Commission, and the Royal Commission’s findings, have led, and may in the future lead to, regulators commencing investigations and/or enforcement action against the Group. There is a risk that the actual penalty or damages paid following a settlement or determination by a Court for any legal proceedings may be materially higher or lower than any relevant provision (where applicable) or that any contingent liability may be larger than anticipated. There is also a risk that additional litigation or contingent liabilities arise, all of which could adversely affect our business, prospects, reputation, financial performance or financial condition. There is additional information on certain legal proceedings that may affect the Group in ‘Significant developments’ and in Note 26 to the financial statements. We could suffer losses due to technology failures Maintaining the reliability, integrity and security of our information and technology is crucial to our business. While the Group has a number of processes in place to preserve and monitor the availability and recovery of our systems, there is a risk that our information and technology systems might fail to operate properly or result in outages, including from events wholly or partially beyond our control. If we incur a technology failure, we may fail to meet a compliance obligation (such as retaining records and data for a certain period), or our customers may be adversely affected, including through the inability for them to access our products and services, privacy breaches or the loss of personal data. This could result in reputational damage, remediation costs and a regulator commencing an investigation and/or taking action against us. The use of legacy systems, as well as the work underway to uplift our technological capabilities, may heighten the risk of a technology failure. We need to regularly renew and enhance our technology to deliver new products and services, comply with regulatory obligations and meet our customers’ and regulators’ expectations. Consequently, we are constantly managing new technology projects. Failure to effectively implement these projects could result in cost overruns, reduced productivity, outages, operational instability, compliance failures, reputational damage and/or the loss of market share. This could place us at a competitive disadvantage and adversely affect our business, prospects, financial performance or financial condition. We are exposed to adverse funding market conditions We rely on deposits, money markets and capital markets to fund our business and source liquidity. Our liquidity and costs of obtaining funding are related to funding market conditions.

297 WESTPAC GROUP 2021 ANNUAL REPORT Risk and risk management Funding markets can be unpredictable and experience extended periods of extreme volatility, disruption and decreased liquidity. The main risks we face are damage to market confidence, changes to the access and cost of funding, a slowing in global economic activity or other impacts on customers or counterparties. A shift in investment preferences, or an unwind of the RBA’s quantitative easing measures as the economy continues to improve, could result in deposit withdrawals which could increase our need for funding from other, potentially less stable, or more expensive sources. In addition, APRA’s announcement on 10 September 2021 that ADIs should reduce their usage of the Committed Liquidity Facility to zero by the end of 2022 will increase our need for funding in the calendar year ending 31 December 2022. If market conditions deteriorate due to economic, financial, political or other reasons, there may also be a loss of confidence in bank deposits leading to unexpected withdrawals. This could increase funding costs and our liquidity, funding and lending activities may be constrained and our financial solvency threatened. If our current sources of funding prove to be insufficient, we may need to seek alternatives which will depend on factors such as market conditions, our credit ratings and market capacity. Even if available, these alternatives may be more expensive or on unfavourable terms, which could adversely affect our financial performance, liquidity, capital resources or financial condition. If Westpac is unable to source appropriate funding, we may be forced to reduce lending or liquidity. This may adversely impact our business, prospects, liquidity, capital resources, financial performance or financial condition. If Westpac is unable to source appropriate funding for an extended period, or if it can no longer realise liquidity, Westpac may not be able to pay its debts as and when they fall due or meet other contractual obligations. Westpac enters into collateralised derivative obligations, which may require Westpac to post additional collateral based on market movements, which has the potential to adversely affect Westpac’s liquidity or ability to use derivative obligations to hedge its interest rate, currency and other financial instrument risks. For a more detailed description of liquidity risk, refer to ‘Funding and liquidity risk’ in Note 21 to the financial statements. We could be adversely affected by the risk of inadequate capital levels under stressed conditions The risk of an inadequate level or composition of capital to support normal business activities and to meet regulatory capital requirements under normal operating environments or stressed conditions has been highlighted by the COVID-19 pandemic. Regulatory change has led banks to hold higher capital, specifically for the implementation of future capital and risk-weighted assets regulations coming into effect from 2023. APRA requires banks to maintain bank capital ratios at above the 10.5% “unquestionably strong” benchmark to prepare for this change although the impact on each bank will be different due to different balance sheet and portfolio mix. Capital distribution constraints apply when an ADI’s Common Equity Tier 1 Capital ratio is within the capital buffer range (consisting of the Capital Conservation Buffer plus any Countercyclical Capital Buffer). Capital constraints could have an impact on Westpac’s ability to pay future dividends or make capital distributions. Adverse conditions and/or adverse regulatory change could impact Westpac’s capital adequacy, trigger capital distribution constraints, require us to make a highly dilutive capital raising or threaten our financial viability. Sovereign risk may destabilise financial markets adversely Sovereign risk is the risk that governments will default on their debt obligations or will be unable to refinance their debts as they fall due. Potential sovereign debt defaults and the risk that governments will nationalise parts of their economy including assets of financial institutions such as Westpac could negatively impact the value of our holdings of liquid assets. Such an event could destabilise global financial markets, adversely affecting our liquidity, financial performance or financial condition. There may also be a cascading effect to other markets and countries, the consequences of which, while difficult to predict, may be similar to or worse than those experienced during the Global Financial Crisis. We could be adversely affected by the failure to maintain our credit ratings Credit ratings are independent opinions on our creditworthiness. Our credit ratings can affect the cost and availability of our funding and may be important to certain customers or counterparties when evaluating our products and services. Credit ratings assigned to us by rating agencies are based on an evaluation of several factors, including the structure of Australia’s financial system, the economy and Australia’s Sovereign credit rating, as well as our financial strength, the quality of our governance and risk appetite. A rating downgrade could be driven by a downgrade of Australia’s Sovereign credit rating, or one or more of the risks identified in this section or by other events including changes to the methodologies rating agencies use to determine credit ratings. A credit rating or rating outlook could be downgraded or revised, where credit rating agencies believe there is a very high level of uncertainty on the impact to key rating factors from a significant event (such as a pandemic). A downgrade to our credit ratings could have an adverse effect on our cost of funds, collateral requirements, liquidity, competitive position, our access to capital markets and our financial stability. The extent and nature of these impacts would depend on various factors, including the extent of any rating change, differences across agencies (split ratings) and whether competitors or the sector are also impacted.

298 WESTPAC GROUP 2021 ANNUAL REPORT Risk and risk management Our business is substantially dependent on the Australian and New Zealand economies, and could be adversely affected by a shock to these economies or other financial systems Our revenues and earnings are dependent on domestic and international economic activity, business conditions and the level of financial services our customers require. Most of our business is conducted in Australia and New Zealand so our performance is influenced by the level and cyclical nature of activity in these countries. The financial services industry and capital markets have been, and may continue to be, adversely affected by volatility, global economic conditions, external events, geopolitical instability, political developments or a major systemic shock. Market and economic disruptions could cause consumer and business spending to decrease, unemployment to rise and demand for our products and services to decline, thereby reducing our earnings. These events could also undermine confidence in the financial system, reduce liquidity, impair access to funding and adversely affect our customers and counterparties. In addition, any significant decrease in housing and commercial property valuations could adversely impact lending activities, possibly leading to higher credit losses. Due to the economic relationship between Australia/New Zealand and China, particularly in the mining, resources and agricultural sectors, a slowdown in China’s economic growth and foreign government policies (including the adoption of protectionist trade measures) could negatively impact the Australian economy. Changes in commodity prices, Chinese government policies, China’s economic conditions or China’s real estate sector could reduce demand for our products and services and affect the level of economic activity and the ability of our borrowers to repay their loans. Monetary policy can significantly impact the Group and the economic conditions of the jurisdictions we operate or obtain funding in. Interest rate settings (including low or negative rates) and other actions taken by central banks (such as quantitative easing) may adversely affect our cost of funds, the value of our lending and investments and our margins. These policies could affect demand for our products and services and/or have a negative impact on the Group’s customers and counterparties, potentially increasing the risk that they will default. All these factors could adversely affect our business, prospects, financial performance or financial condition. The nature and consequences of any such event are difficult to predict and there is a risk that our response may be ineffective. Declines in asset markets could adversely affect our operations or profitability Potential declines in Australian, New Zealand or other asset markets, including equity, residential and commercial property markets, have adversely affected, and could in the future adversely affect, our operations and profitability. Declining asset prices could also impact customers and counterparties and the value of security (including residential and commercial property) we hold. This may impact our ability to recover amounts owing to us if customers or counterparties default. It may also affect our impairment charges and provisions, in turn impacting our financial performance and financial condition. Declining asset prices also impact our wealth management business as its earnings partly depend on fees based on the value of securities and/or assets held or managed. An increase in defaults has adversely affected and could further adversely affect our financial performance or financial condition We establish provisions for credit impairment based on current information and our expectations. If economic conditions deteriorate beyond our expectations, some customers and/or counterparties could experience higher financial stress, leading to an increase in defaults and write-offs, and higher provisioning. Such events could adversely affect our liquidity, capital resources, financial performance or financial condition. These risks have been heightened by the COVID-19 pandemic, which has negatively impacted economic activity and caused a range of customers to experience financial stress. The long-term impact of the COVID-19 pandemic on customers and the magnitude of defaults or impairments is uncertain. For example, consumers may permanently decrease discretionary spending, which may increase the time it takes certain industries to recover. Credit risk also arises from certain derivative, clearing and settlement contracts we enter into, and from our dealings in, and holdings of, debt securities issued by other institutions, the financial conditions of which may be affected to varying degrees by economic conditions in global financial markets. For a discussion of our risk management, including the management of credit risk, refer to the ‘Risk management’ section and Note 21 to the financial statements. We face intense competition in all aspects of our business The financial services industry is highly competitive. We compete with a range of firms, including retail and commercial banks, investment banks, other financial service companies, fintech companies and businesses in other industries with financial services aspirations. This includes those competitors who are not subject to the same capital and regulatory requirements as us, which may allow those competitors to operate more flexibly. Emerging competitors are increasingly altering the competitive environment by adopting new business models or seeking to use new technologies to disrupt existing business models.

299 WESTPAC GROUP 2021 ANNUAL REPORT Risk and risk management The competitive environment may also change as a result of increased scrutiny by regulators in the sector and legislative reforms such as ‘Open Banking’, which will stimulate competition, improve customer choice and likely give rise to increased competition from new and existing firms. Competition in the various markets in which we operate has led, and may continue to lead, to a decline in our margins or market share. Deposits fund a significant portion of our balance sheet and have been a relatively stable source of funding. If we are not able to successfully compete for deposits this could increase our cost of funding, lead us to seek access to other types of funding or result in us reducing our lending. Our ability to compete depends on our ability to offer products and services that meet evolving customer preferences. Not responding to changes in customer preferences could see us lose customers. This could adversely affect our business, prospects, financial performance or financial condition. There is additional information in ‘Competition’ in Section 1. We have and could suffer losses due to operational risks Operational risk includes, among other things, reputational risk, technology risk, model risk and outsourcing risk, as well as the risk of business disruption due to external events such as natural disasters, or outbreaks of communicable diseases, environmental hazards, damage to critical utilities and targeted activism and protest activity. While we have policies, processes and controls in place to manage these risks, these have not always been, or may not be, effective. Ineffective processes and controls have resulted in, and could result in, adverse outcomes for Westpac’s customers. For example, a process breakdown or a failure to have appropriate product governance and monitoring processes in place could result in a customer not receiving a product on the terms, conditions, or pricing they agreed to, potentially to the detriment of the customer. Failed processes could also result in Westpac incurring losses because we cannot enforce our expected contractual rights. These types of operational failures may also result in financial losses, customer remediation, regulatory scrutiny and intervention and, depending on the nature of the failure, result in class action proceedings. We have and could in the future, incur losses from fraudulent applications for loans or from incorrect or fraudulent payments and settlements. Fraudulent conduct can also arise from external parties seeking to access the bank’s systems or customer accounts. If systems, procedures and protocols for managing fraud fail, or are ineffective, they could lead to losses which could adversely affect our customers, business, prospects, reputation, financial performance or financial condition. Westpac is also exposed to model risk, being the risk of loss arising from errors or inadequacies in data or a model, or in the control and use of a model. Financial services entities have been increasingly sharing data with third parties, such as suppliers and regulators, to conduct their business and meet regulatory obligations. Each third party can give rise to a variety of risks, including financial crime compliance, information security, cyber, privacy, regulatory compliance, reputation, environmental and business continuity risks. Westpac also relies on a number of suppliers, both in Australia and overseas, to provide services to it and its customers. Failures by these third-party contractors and suppliers to deliver services as required could disrupt Westpac’s ability to provide its products and services and adversely impact our operations, financial performance or reputation. Another possible source of disruption to the Group is central banks adopting negative interest rates. If this occurred, the technology systems used by the Group, its counterparties and/or financial infrastructure providers may not operate correctly and this may cause loss or damage to the Group and/or its counterparties. For a discussion of our risk management procedures, including the management of operational risk, refer to the ‘Risk management’ section.

300 WESTPAC GROUP 2021 ANNUAL REPORT Risk and risk management We could suffer losses due to market volatility We are exposed to market risk due to our financial markets businesses, our defined benefit plan and through asset and liability management (including through volatility in prices of equity securities we hold or are exposed to). Market risk is the risk of an adverse impact on earnings resulting from changes in market factors, such as foreign exchange rates, commodity prices, equity prices, and interest rates (including low or negative interest rates and any resulting pressure placed on the Group’s interest margins). This includes interest rate risk in the banking book due to a mismatch between the duration of assets and liabilities arising from the normal course of business activities. Changes in markets could be driven by numerous developments resulting in market volatility which could lead to substantial losses (including changes in the return on, value of or market for securities or other instruments). This may adversely affect our business, prospects, liquidity, capital resources, financial performance or financial condition. The planned cessation of parts of the London Inter-bank Offered Rate (‘LIBOR’) regime from 1 January 2022, continuation of some U.S. Dollar LIBOR settings until 30 June 2023 and possible pre–cessation events will also continue to impact market pricing. Industry pressure to migrate to alternative reference rates is likely to occur earlier. Any future changes in the administration of LIBOR or other market benchmarks could have adverse consequences for the return on, value of and market for securities and other instruments linked to any such benchmark, including securities or other instruments issued by the Group. While we are monitoring our exposure to LIBOR, we remain dependent on market developments in relation to the LIBOR transition, which may have an impact on market pricing for, or valuations of, our LIBOR exposures and migrated alternative reference rate exposures. For further information on the Group’s LIBOR exposure, refer to Note 21 to the financial statements. For a discussion of our risk management procedures, including the management of market risk, refer to the ‘Risk management’ section. Poor data quality could adversely affect our business and operations Accurate, complete and reliable data, along with appropriate data control, retention and access frameworks and processes, is critical to Westpac’s business. Data plays a key role in how we provide products and services to customers, our systems, our risk management framework and our decision-making and strategic planning. In some areas of our business, we are affected by poor data quality. This has occurred and could arise in the future in a number of ways, including through inadequacies in systems, processes and policies, or the ineffective implementation of data management frameworks. Poor data quality could lead to poor customer service, negative risk management outcomes, and deficiencies in credit systems and processes. Any deficiency in credit systems and processes could, in turn, have a negative impact on Westpac’s decision making in the provision of credit and the terms on which it is provided. Westpac also needs accurate data for financial and other reporting. Poor data or poor records management has affected, currently affects and may in the future continue to affect Westpac’s ability to monitor our business, respond to regulatory notices and conduct remediation. In addition, poor data or poor data retention has affected, currently affects and may in the future continue to affect Westpac’s ability to meet its compliance obligations (including its regulatory reporting obligations) which could lead to a regulator taking action against us. For example, APRA has raised concerns regarding Westpac’s data quality, including missing data and its increasing trend of resubmissions of regulatory reporting. The RBA and ABS also footnote that they exclude Westpac data from certain economic and financial statistics reports. Due to the importance of data, the Group has and will likely continue to incur substantial costs and devote significant effort to improving the quality of data and data frameworks and processes and remediating deficiencies where necessary. The consequences and effects arising from poor data quality or poor data retention could have an adverse impact on the Group’s business, operations, prospects, reputation, financial performance and/or financial condition. Breakdowns in processes and procedures have required, and could in the future require, us to undertake remediation activity Breakdowns in Westpac’s processes and procedures have led to, and could in the future lead to, adverse outcomes for customers, employees or other third parties which Westpac is required to remediate. The Group has, on a number of occasions, incurred significant remediation costs (including compensation payments and costs of correcting the issue), and there is a risk that similar or new issues will arise or be identified in the future requiring remediation. These may be identified as we implement the Group’s Fix and Simplify strategic priorities. There are significant challenges and risks involved in remediation activities. Westpac’s ability to investigate the underlying issue could be impeded if the issue is old and occurred beyond our record retention period, or our records are inadequate. It may also be difficult and take significant time to properly quantify and scope a remediation activity.

301 WESTPAC GROUP 2021 ANNUAL REPORT Risk and risk management Determining how to compensate customers, employees or third parties properly and fairly can also be complicated, involving numerous stakeholders. The Group’s proposed approach to a remediation may be affected by a number of events, such as affected customers commencing a class action, or a regulator requiring a remediation to be done in a specific way or within a specific timeframe. These factors could delay Westpac in completing the remediation and may lead to a regulator commencing enforcement action against the Group. In turn, this could result in increased reputational risk, and we could be challenged by regulators, affected customers, the media and other stakeholders. If the Group cannot effectively scope, quantify, implement or complete a remediation activity in a timely way, there could be an adverse impact on our business, prospects, reputation, financial performance or financial condition and could lead to further regulatory action and/or oversight. Our failure to recruit and retain key executives, employees and Directors may have adverse effects on our business Key executives, employees and Directors play an integral role in the operation of Westpac’s business and its pursuit of its strategic objectives. The unexpected departure of an individual in a key role, or the Group’s failure to recruit and retain appropriately skilled and qualified persons into these roles, could each have an adverse effect on our business, prospects, reputation, financial performance or financial condition. We could suffer losses due to environmental factors or external events We and our customers operate businesses and hold assets in a diverse range of geographic locations. Any significant environmental change or external event (including climate change, biodiversity loss and ecosystem degradation, drought, fire, storm, flood, earthquake, outbreaks or pandemics of communicable diseases such as the COVID-19 pandemic, civil unrest, war, heightened tension or terrorism) in any of these locations has the potential to disrupt business activities, damage property, affect asset values and impact our ability to recover amounts owing to us. In addition, such an event could have an adverse impact on economic activity, consumer and investor confidence or the levels of volatility in financial markets, all of which could adversely affect our business, prospects, financial performance or financial condition. The high dependency of the global economy on nature means loss of biodiversity and ecosystem degradation represent a risk to Westpac, primarily through its exposure to customers in sectors that are materially dependent on biodiversity and ecosystem services. Biodiversity loss and ecosystem degradation can also contribute to, and be accelerated by, climate change. Increasing recognition and market-based responses to this risk also create expectations on Westpac. We acknowledge the goal of the Taskforce of the Nature-related Financial Disclosures is to provide a framework for organisations to report on risks from biodiversity loss and ecosystem degradation. Certain strategic decisions may have adverse effects on our business The Group routinely evaluates and implements strategic decisions and objectives including diversification, innovation, divestment, acquisitions or business expansion initiatives. Each of these activities can be complex and costly. For example, they may cause reputational damage, or we may experience difficulties in completing certain transactions, separating or integrating businesses, disruptions to operations, diversion of management resources or higher than expected transaction costs. Multiple divestments and/or acquisitions at the same time may intensify these risks. Furthermore, approvals may be required from shareholders, regulators or other stakeholders in order to divest businesses and assets, and there is a risk that these approvals may not be received, as seen recently with the attempted sale of Westpac Pacific, or that the purchaser does not complete these transactions for other reasons. In addition, our failure to successfully divest businesses or assets could result in interested parties taking action against the Group. As a result, we may not receive the anticipated business benefits and the Group could otherwise be adversely affected. In addition, as part of the Specialist Businesses transactions we have given a number of warranties and indemnities in favour of counterparties relating to certain pre-completion matters, and made certain other contractual commitments (including in relation to transitional services). Claims under these warranties, indemnities and other contractual commitments may result in Westpac being liable to make significant payments to these counterparties. Additional operating risk capital is expected to be required to be held against the risk pursuant to APRA’s recently published guidance. The Group’s contingent liabilities are described in Note 26 to the financial statements. Westpac also acquires and invests in businesses. These transactions involve a number of risks and costs. A business Westpac invests in may not perform as anticipated or may ultimately prove to have been overvalued when the transaction was entered into. Operational, cultural, governance, compliance and risk appetite differences between Westpac and an acquired business may lead to lengthier and more costly integration exercises.

302 WESTPAC GROUP 2021 ANNUAL REPORT Risk and risk management There are also risks involved in failing to appropriately respond to changes in the business environment (including changes related to economic, geopolitical, regulatory, technological, environmental, social and competitive factors). This could have a range of adverse effects on Westpac, such as being unable to increase or maintain market share or resulting pressure on margins and fees. Any of these risks could have a negative impact on the Group’s business, prospects, reputation, engagement with regulators, financial performance or financial condition. We could suffer losses due to impairment of capitalised software, goodwill and other intangible assets that may adversely affect our business, operations or financial condition In certain circumstances Westpac may incur a reduction in the value of intangible assets. Westpac is required to assess the recoverability of goodwill and other intangible asset balances at least annually or wherever an indicator of impairment exists. For this purpose, Westpac uses a discounted cash flow calculation. Changes in the methodology or assumptions in calculations together with changes in expected cash flows, could materially impact this assessment. Estimates and assumptions used in assessing the useful life of an asset can also be affected by a range of factors including changes in strategy, changes in technology and regulatory requirements. In the event that an asset is no longer in use, or its value has been reduced or that its estimated useful life has declined, an impairment will be recorded, adversely impacting the Group’s financial performance. We could suffer losses due to insurance risk Insurance risk is the risk in our licensed life insurance businesses of lapses being greater than expected, or the costs of claims being greater than expected due to a failure in product design, underwriting or reinsurance arrangements. There is also a risk of policyholders or a Court interpreting policy wording differently to the way the Group or the industry has applied it, or policy wording not being sufficiently clear. In life insurance, risk arises primarily through mortality and morbidity (illness and injury) risks, the costs of claims relating to those risks being greater than was anticipated and policy lapses. Due to the long term nature of the life insurance business, any future adverse variation in these risks or our capacity to adjust premiums on account of these variations would be reflected in the current period. Where the business does not have adequate future profitability to offset these variations then there is a risk that accounting losses could impact our financial position. If our reinsurance arrangements are ineffective, this could lead to more retained losses than anticipated. The Group has been unable to, and may in the future be unable to, renew reinsurance arrangements on similar terms, including in relation to the cost, duration and amount of reinsurance cover provided. There is also a risk that we will not be able to obtain and have not obtained appropriate reinsurance or insurance coverage for the risks that the Group may be exposed to. Changes in critical accounting estimates and judgements could expose the Group to losses The Group is required to make estimates, assumptions and judgements when applying accounting policies and preparing its financial statements, particularly in connection with the calculation of provisions (including remediation and expected credit losses) and the determination of the fair value of financial instruments. A change in a critical accounting estimate, assumption and/or judgement resulting from new information or from changes in circumstances or experience could result in the Group incurring losses greater than those anticipated or provided for. This could have an adverse effect on the Group’s financial performance, financial condition and reputation. The Group’s financial performance and financial condition may also be impacted by changes to accounting standards or to generally accepted accounting principles. We could suffer losses if we fail to syndicate or sell down underwritten securities As a financial intermediary, we underwrite listed and unlisted debt and equity securities. We could suffer losses if we fail to syndicate or sell down this risk to others. This risk is more pronounced in times of heightened market volatility.

303 WESTPAC GROUP 2021 ANNUAL REPORT Risk and risk management Limitation on Independent Registered Public Accounting Firm’s Liability The liability of PricewaterhouseCoopers (an Australian partnership which we refer to as PwC Australia), with respect to claims arising out of its audit report included in this Annual Report, is subject to the limitations set forth in the Professional Standards Act 1994 of New South Wales, Australia, as amended (the Professional Standards Act) and Chartered Accountants Australia and New Zealand (NSW) scheme adopted by Chartered Accountants Australia and New Zealand and approved by the New South Wales Professional Standards Council pursuant to the Professional Standards Act (the NSW Accountants Scheme). For matters occurring on or prior to 8 October 2019, the liability of PwC Australia may be subject to the limitations set forth in predecessor schemes. The current NSW Accountants Scheme expires on 7 October 2024 unless further extended or replaced. The Professional Standards Act and the NSW Accountants Scheme may limit the liability of PwC Australia for damages with respect to certain civil claims arising in, or governed by the laws of, New South Wales directly or vicariously from anything done or omitted to be done in the performance of its professional services for us, including, without limitation, its audits of our financial statements. The extent of the limitation depends on the timing of the relevant matter and is: • in relation to matters occurring on or after 8 October 2013, a maximum liability for audit work of A$75 million; or • in relation to matters occurring on or prior to 7 October 2013, the lesser of (in the case of audit services) ten times the reasonable charge for the service provided and a maximum liability for audit work of A$75 million. The limitations do not apply to claims for breach of trust, fraud or dishonesty. In addition, there is equivalent professional standards legislation in place in other states and territories in Australia and amendments have been made to a number of Australian federal statutes to limit liability under those statutes to the same extent as liability is limited under state and territory laws by professional standards legislation. Accordingly, liability for acts or omissions by PwC Australia in Australian states or territories other than New South Wales may be limited in a manner similar to that in New South Wales. These limitations of liability may limit recovery upon the enforcement in Australian courts of any judgment under US or other foreign laws rendered against PwC Australia based on or related to its audit report on our financial statements. Substantially all of PwC Australia’s assets are located in Australia. However, the Professional Standards Act and the NSW Accountants Scheme have not been subject to extensive judicial consideration and therefore how the limitation might be applied by the courts and the effect of the limitation remain untested in a number of respects, including its effect in respect of the enforcement of foreign judgments.

304 WESTPAC GROUP 2021 ANNUAL REPORT

Other Westpac business information

Non-financial summary[1]

Key trends across a range of non-financial areas of performance are provided in the following non-financial summary.

(in $m unless otherwise indicated)	2021	2020	2019
Customers			
Total customers (millions)[2]	13.9	14.1	14.2
Digitally active customers (millions)[3]	6.1	5.9	5.8
Branches[4]	997	1,105	1,145
Branches with 24/7 capability (%)[5]	33	36	35
ATMs[6]	1,868	2,036	2,847
Smart ATMs (%)[7]	70	69	54
Change in consumer complaints (%) - Australia[8]	33	145	94
Change in consumer complaints (%) - New Zealand	(9)	6	2
Number of approved applications for financial assistance from customers experiencing financial hardship[9]	81,062	75,367	52,025
Employees			
Total employees (full-time equivalent)[10]	40,143	36,849	33,288
Voluntary attrition (%)[11]	11	8	11
New starter retention (%)[12]	83.3	85.8	84.5
Organisational Health Index (OHI)[13]	74	70	-
Lost Time Injury Frequency Rate (LTIFR)[14]	0.3	0.4	0.4
Whistleblower reporting - number of new concerns[15]	186	184	278
Women as percentage of the total workforce (%)	55	57	58
Women in leadership (%)[16]	50	50	50
Environment			
Total Scope 1 and 2 emissions - (tonnes CO_2-e)[17]	61,832	107,634	121,168
Total Scope 3 supply chain emissions - (tonnes CO_2-e)[18]	71,738	91,616	87,262
Carbon neutrality	Maintained	Maintained	Maintained
Sustainable lending			
Climate change solutions attributable financing - Aust and NZ ($m)	10,862	10,059	9,263
Proportion of electricity generation financing in renewables including hydro - Aust and NZ (%)[19]	79	75	75
Electricity generation portfolio emissions intensity (tonnes CO_2-e/MWh)[20]	0.26	0.25	0.26
Finance assessed under the Equator Principles - Group ($m)[21]	816	126	454
Social impact			
Community investment excluding commercial sponsorships ($m)	144	153	130
Community investment as a percentage of pre-tax profits - Group (%)	1.69	3.58	1.33
Community investment as a percentage of pre-tax operating profit (cash earnings basis)	1.72	3.21	1.32
Financial education (participants)[22]	1,246,198	1,009,232	619,995
Supply chain			
Spend with Indigenous Australian suppliers - Australia ($m)[23]	1.6	4.9	3.6

305 WESTPAC GROUP 2021 ANNUAL REPORT Other Westpac business information 1. All da ta represents Group performance as at 30 September unless otherwise stated. 2. All c ustomers with an active relationship (exclude channel only and potential relationships). Decrease due to the sale of some businesses. 3. W estpac Group customers who, as at 30 September, have successfully authenticated at least once into the Bank’s digital banking platforms (including Quick zone) within the last 90 days. 4. Includes all points of presence including Advisory, Community Banking Centres and Kiosks. Kiosks have been restated in comparatives. 5. Br anches that allow customers to self-serve 24/7 via a range of devices that allow them to withdraw and deposit cash, coin exchange etc. (not all these services would be available at every 24/7 zone). Access determined by individual location (i.e. shopping centre opening hours may prevent 24/7 access). 6. Includes sale of 28 ATMs to Prosegur in Full Year 2021. 7. A TMs with deposit taking functionality. Excludes envelope deposit machines. 8. T otal Australia complaints excluding WIB MyClient data. Full Year 2019 change trend reflects updates to our complaints policy and standard which now requires people to log all complaints, even if they are resolved within five days. 9. Number of approved applications for financial assistance from Westpac Group customers experiencing financial hardship. Financial hardship occurs when a person is willing but unable to meet their repayment obligations for a period of time due to an unexpected event or unforeseen change in circumstances, such as illness or injury, a relationship breakdown or a change in employment. 10. Full-time equivalent employees include permanent (full-time and pro-rata part-time staff) employees, and temporary (overtime, temporary and contract staff) employees. 11. Employee voluntary attrition refers to the total voluntary separation of permanent employees over the 12 months average total permanent headcount for the period (includes full time, part time and maximum term employees). 12. Ne w starter retention over the 12 months rolling new starter headcount for the period (includes full time and part time permanent employees). 13. Or ganisational Health Index (OHI) is a measurement of organisational health, which is defined as the ability of an organisation to align its actions to a purpose, execute with excellence, and renew itself to achieve sustainable performance. It is measured through nine underlying outcomes, and 37 management practices, and benchmarked against a robust, global database. 14. L ost Time Injury Frequency Rate (LTIFR) measures the number of Lost Time Injuries, defined as injuries or illnesses (based on workers compensation claims accepted) resulting in an employee being unable to work for a full scheduled day (or shift) other than the day (or shift) on which the injury occurred where work was a significant contributing factor, per one million hours worked in the rolling 12 months reported. 15. Number of concerns entered into the whistleblower case management database that has come via: a direct entry by the whistleblower, the whistleblower external hotline, the Group’s Whistleblower Protection Officer, or other Eligible Recipients. 16. W omen in Leadership refers to the proportion of women (permanent and maximum term) in leadership roles across the Group. It includes the CEO, Group Executives, General Managers, senior leaders with significant influence on business outcomes (direct reports to General Managers and their direct reports) large (3+) team people leaders three levels below General Manager, and Bank and Assistant Bank Managers. 17. Sc ope 1 emissions are the release of greenhouse gases (GHG) into the atmosphere as a result of Westpac Group’s direct operations for the period 1 July to 30 June. Australian data is prepared in accordance with the National Greenhouse and Energy Reporting Act 2007 (NGER Act). New Zealand data is prepared in accordance with the New Zealand Ministry for the Environment guidance for GHG reporting and Toitū carbonzero programme rules. Scope 2 emissions are indirect greenhouse gas emissions from consumption of purchased electricity from the Westpac’s operations for the period 1 July to 30 June. Australian data is prepared in accordance with the NGER Act 2007. New Zealand data is prepared in accordance with the New Zealand Ministry for the Environment guidance for GHG reporting and Toitū carbonzero programme rules. 2021 is the first year Westpac is reporting market-based emissions to account for renewable energy investment. The base year of our Scope 1 & 2 and Scope 3 Supply Chain GHG reduction targets is calculated applying the location-based accounting method. Historic location-based data is used as a proxy for a market-based method as electricity supplier emission factors or residual emissions factors for some international operations are not available. 18. Sc ope 3 emissions are indirect greenhouse gases (GHG) emitted as a consequence of Westpac Group operations but occur at sources owned or controlled by another organisation for the period 1 July to 30 June. Australian data is prepared in accordance with the Climate Active Carbon Neutral Standard for Organisations. New Zealand data is prepared in accordance with the New Zealand Ministry for the Environment guidance on GHG reporting and Toitū carbonzero programme rules. 2019 figures restated to reflect methodology update in 2020. 19. Measured as the percentage that renewables represents of Westpac Group’s indirect and direct financing (total committed exposure) to electricity generation assets in the Australian and New Zealand electricity markets. 20. Da ta is based on the reported exposures to electricity generation (AUD lending only). The average financed emissions intensity is calculated by weighting each loan (total committed exposures) by the emissions intensity of each company. 21. T he Equator Principles is a voluntary set of standards for determining, assessing and managing social and environmental risk in project financing. 22. T otal number of interactions by employees, customers and general public with financial education materials offered by the Westpac Group during the year, delivered through face to face and online platforms. Uplift from 2019 number of participants driven by the inclusion of our Life Moments and Help for your Business Education pages. 23. Annual spend with businesses that are at least 50% owned by individuals of Australian Indigenous descent and the business must be accredited by Supply Nation or listed with an Australian Indigenous Chamber of Commerce. Westpac relies on industry bodies for the verification of supplier diversity status. The 2019 and 2020 values have been adjusted due to an error identified with the accreditation process of diverse businesses, which resulted in two suppliers incorrectly flagged in the spend data. Westpac is working in collaboration with industry bodies to review and strengthen the verification processes of diverse organisations.

306 WESTPAC GROUP 2021 ANNUAL REPORT

Other Westpac business information

Employees

The number of employees in each area of business as at 30 September:

	2021	2020	2019
Consumer	9,636	9,925	9,447
Business	4,678	3,827	3,537
Westpac Institutional Bank	1,539	1,629	1,481
Westpac New Zealand	4,830	4,354	4,140
Specialist Businesses	3,749	4,037	3,576
Group Businesses	15,711	13,077	11,107
Total Group[1]	**40,143**	**36,849**	**33,288**

2021 v 2020

Through the year, we added 3,294 FTE mainly in response to additional resources to support our Fix strategic priority, responding to higher mortgage volumes, providing COVID-19 support, and bringing more than 1,000 previously outsourced roles back to Australia. Additionally, increased expenses from the changes to our software capitalisation policy and increased short-term incentives were partly offset by savings from organisational streamlining and reductions in our branch network.

2020 v 2019

FTE increased 3,561 or 11% compared to 2019. FTE increased as we responded to the operational requirements of higher volumes due to COVID-19. We further increased resourcing to address risk and financial crime matters. This was partly offset by productivity gains.

Property

We occupy premises primarily in Australia and New Zealand including 997 branches (2020: 1,105) as at 30 September 2021. As at 30 September 2021, we owned approximately 1% (2020: 1%) of the retail premises we occupied in Australia and none (2019: none) in New Zealand. The remainder of premises are held under commercial lease with terms generally ranging between two to five years. As at 30 September 2021, the carrying value of our directly owned Corporate and Retail premises and sites was $69 million (2020: $72 million).

Westpac Place in the Sydney CBD is the Group's head office. Westpac has a lease over levels 1-23, allowing continued occupation until 2030 and a lease over levels 24-32 until 2024. A refurbishment of the building was completed in 2020. Westpac also has a lease over levels 1-28 of International Tower 2, Barangaroo, Sydney until 2030. Together these sites provide capacity for almost 20,000 staff in an agile environment.

In the Sydney metro area, we continue to maintain a corporate office at Kogarah, with a lease commitment to 2034 and options to extend thereafter. We have also entered into Agreements for Lease for 8 levels of 8, Parramatta Square, Parramatta. This will replace existing premises at Parramatta and Concord, providing capacity for over 3,000 staff in an agile environment.

In Melbourne, Westpac has a lease over the majority of 150 Collins Street until 2026, providing capacity for over 2,000 staff.

Westpac on Takutai Square is Westpac New Zealand's head office, located at the eastern end of Britomart Precinct near Customs Street in Auckland, contains 25,854 square metres of office space across three buildings. Lease commitment at this site extends to 2031, with two six-year options (for two buildings) and one six-year option to extend on the third building.

Significant long-term agreements

Westpac has no individual contracts, other than contracts entered into in the ordinary course of business, that would constitute a material contract.

Related party disclosures

Details of our related party disclosures are set out in Note 35 to the financial statements and details of Directors' interests in securities are set out in the Remuneration Report included in the Directors' Report.

Other than as disclosed in Note 35 to the financial statements and the Remuneration Report, if applicable, loans made to parties related to Directors and other key management personnel of Westpac are made in the ordinary course of business on normal terms and conditions (including interest rates and collateral). Loans are made on the same terms and conditions (including interest rates and collateral) as they apply to other employees and certain customers in accordance with established policy. These loans do not involve more than the normal risk of collectability or present any other unfavourable features.

1. Total employees include full-time, pro-rata part-time, overtime, temporary and contract staff.

WESTPAC GROUP 2021 ANNUAL REPORT 307

Other Westpac business information

Auditor's remuneration

Auditor's remuneration, including goods and services tax, to the external auditor for the years ended 30 September 2021 and 2020 is provided in Note 34 to the financial statements.

Audit related services

Westpac's Group Finance function monitors the application of the pre-approval process in respect of audit, audit-related and non-audit services provided by PricewaterhouseCoopers (PwC) under Westpac's Pre-Approval of Engagement of PricewaterhouseCoopers for Audit or Non-Audit Services Policy ('Pre-Approval Policy').

Group Finance promptly brings to the attention of the Board Audit Committee any exceptions that need to be approved pursuant to paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

The Pre-Approval Policy is communicated to Westpac's divisions through publication on the Westpac intranet.

During the year ended 30 September 2021, there were no fees paid by Westpac to PwC that required approval by the Board Audit Committee pursuant to paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

Westpac debt programs and issuing shelves

Access in a timely and flexible manner to a diverse range of debt markets and investors is provided by the following programs and issuing shelves as at 30 September 2021:

Program Limit	Issuer(s)	Program/Issuing Shelf Type
Australia		
No limit	WBC	Debt Issuance Program
New Zealand		
No limit	WNZL	Medium Term Note Program
Euro Market		
USD 20 billion	WBC/WSNZL[1]	Euro Commercial Paper and Certificate of Deposit Program
USD 70 billion	WBC	Euro Medium Term Note Program
USD 10 billion	WSNZL[1]	Euro Medium Term Note Program
USD 40 billion	WBC[2]	Global Covered Bond Program
EUR 5 billion	WSNZL[3]	Global Covered Bond Program
Japan		
JPY 750 billion	WBC	Samurai shelf
JPY 750 billion	WBC	Uridashi shelf
United States		
USD 45 billion	WBC	US Commercial Paper Program
USD 10 billion	WSNZL[1]	US Commercial Paper Program
USD 35 billion	WBC	US Medium Term Note Program
No limit	WBC (NY Branch)	Certificate of Deposit Program
No limit	WBC	US Securities and Exchange Commission registered shelves

1. Notes issued under this program by Westpac Securities NZ Limited, London branch are guaranteed by Westpac New Zealand Limited, its parent company.
2. Notes issued under this program are guaranteed by BNY Trust Company of Australia Limited as trustee of the Westpac Covered Bond Trust.
3. Notes issued under this program by Westpac Securities NZ Limited, London branch are guaranteed by Westpac New Zealand Limited, its parent company, and Westpac NZ Covered Bond Limited.

308 WESTPAC GROUP 2021 ANNUAL REPORT

Other Westpac business information

Purchase of equity securities

The following table details share repurchase activity for the year ended 30 September 2021:

	Total Number of Ordinary Shares Purchased	Average Price Paid per Ordinary Share $	Total Number of Ordinary Shares Purchased as Part of a Publicly Announced Program	Maximum Number (or Approximate $ Value) of Ordinary Shares that May Yet be Purchased Under the Plans or Programs
Month				
October (2020)	79,997	18.08	-	n/a
November (2020)	1,212,936	19.05	-	n/a
December (2020)	1,444,099	20.05	-	n/a
January (2021)	4,245	21.71	-	n/a
February (2021)	192,263	21.55	-	n/a
March (2021)	96,033	24.04	-	n/a
April (2021)	156,129	24.38	-	n/a
May (2021)	58,410	25.17	-	n/a
June (2021)	12,161	26.11	-	n/a
July (2021)	153,169	25.02	-	n/a
August (2021)	25,195	25.70	-	n/a
September (2021)	28,628	25.83	-	n/a
Total	**3,463,265**	**20.46**	**-**	**n/a**

Purchases of ordinary shares during the year were made on market and relate to the following:

- to deliver to eligible employees under the Employee Share Plan (ESP): 1,178,527 ordinary shares;
- to deliver to employees upon the exercise of performance share rights: 231,913 ordinary shares; and
- to allocate to eligible employees under the Restricted Share Plan (RSP): 2,052,825 ordinary shares.

Commitments

Contractual obligations and commitments

In connection with our operating activities we enter into certain contractual obligations and commitments. The following table shows our significant contractual obligations as at 30 September 2021:

$m	Up to 1 year	Over 1 year to 3 years	Over 3 years to 5 years	Over 5 years	Total
On balance sheet long-term debt[1]	23,760	44,299	19,427	21,698	109,184
Lease liabilities	483	742	516	924	2,665
Total contractual cash obligations	**24,243**	**45,041**	**19,943**	**22,622**	**111,849**

The above table excludes deposits and other liabilities taken in the normal course of banking business and short-term and undated liabilities.

Commercial commitments[2]

The following table shows our significant commercial commitments as at 30 September 2021:

$m	Up to 1 year	Over 1 year to 3 years	Over 3 years to 5 years	Over 5 years	Total
Letters of credit and guarantees	4,972	3,458	450	2,443	11,323
Commitments to extend credit	69,016	35,182	12,932	71,638	188,768
Other	-	-	-	-	-
Total undrawn credit commitments	**73,988**	**38,640**	**13,382**	**74,081**	**200,091**

1. Refer to Note 18 to the financial statements for details of on balance sheet long-term debt.
2. The numbers in this table are notional amounts (refer to Note 26 to the financial statements).

309 WESTPAC GROUP 2021 ANNUAL REPORT Other Westpac business information Financial reporting Internal control over financial reporting The US Congress passed the Public Company Accounting Reform and Investor Protection Act in July 2002, which is commonly known as the Sarbanes-Oxley Act of 2002 (SOx). SOx is a wide ranging piece of US legislation concerned largely with financial reporting and corporate governance. We are obligated to comply with SOx by virtue of being a foreign registrant with the SEC and we have established procedures designed to comply with all applicable requirements of SOx. Disclosure controls and procedures Our management, with the participation of our CEO and CFO, evaluated the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the US Securities Exchange Act of 1934) as of 30 September 2021. Based upon this evaluation, our CEO and CFO have concluded that the design and operation of our disclosure controls and procedures were effective as of 30 September 2021. Management’s report on internal control over financial reporting Rule 13a-15(a) under the US Securities Exchange Act of 1934 requires us to maintain an effective system of internal control over financial reporting. Refer to the sections headed ‘Management’s report on internal control over financial reporting’ and ‘Report of independent registered public accounting firm’ in Section 3 for those reports. Changes in our internal control over financial reporting There has been no change in our internal control over financial reporting (as defined in Rule 13a-15(f) of the US Securities Exchange Act of 1934) for the year ended 30 September 2021 that has been identified and that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

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Financial statements SECTION 3 311 WESTPAC GROUP 2021 ANNUAL REPORT The financial statements section is presented on page 1 to 135.

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Shareholder information SECTION 4 Shareholding information Additional information Information for shareholders Glossary of abbreviations and defined terms Contact us 313 WESTPAC GROUP 2021 ANNUAL REPORT

314 **WESTPAC GROUP** 2021 ANNUAL REPORT

Shareholding information

Westpac ordinary shares

Top 20 ordinary shareholders as at 1 October 2021

	Number of Fully Paid Ordinary Shares	% Held
HSBC Custody Nominees (Australia) Limited	832,515,440	22.69
J P Morgan Nominees Australia Pty Limited	535,476,465	14.60
Citicorp Nominees Pty Limited	243,347,363	6.63
National Nominees Limited	111,965,892	3.05
BNP Paribas Nominees Pty Ltd <Agency Lending DRP A/C>	65,358,435	1.78
BNP Paribas NOMS Pty Ltd <DRP>	41,347,287	1.13
Citicorp Nominees Pty Limited <Colonial First State Inv A/C>	34,261,232	0.93
HSBC Custody Nominees (Australia) Limited <NT-Comnwlth Super Corp A/C>	25,962,499	0.71
Australian Foundation Investment Company Limited	15,545,000	0.42
Pacific Custodians Pty Limited <WBC Plans Ctrl A/C>	15,031,955	0.41
Netwealth Investments Limited <Wrap Services A/C>	10,171,510	0.28
Milton Corporation Limited	9,994,212	0.27
BNP Paribas Nominees Pty Ltd HUB24 Custodial Serv Ltd <DRP A/C>	8,740,693	0.24
Argo Investments Limited	8,407,648	0.23
BNP Paribas Nominees Pty Ltd Six Sis Ltd <DRP A/C>	7,571,617	0.21
AMP Life Limited	5,060,127	0.14
BNP Paribas NOMS (NZ) Ltd <DRP>	4,410,749	0.12
BNP Paribas NOMS Pty Ltd BP2S Proplend Assets <DRP A/C>	4,379,913	0.12
Navigator Australia Ltd <MLC Investment Sett A/C>	4,303,947	0.12
National Nominees Limited <N A/C>	4,275,020	0.11
Total of Top 20 registered shareholders[1]	**1,988,127,004**	**54.19**

As at 1 October 2021 there were 657,581 holders of our ordinary shares compared to 671,057 holders in 2020 and 610,334 holders in 2019. Ordinary shareholders with a registered address in Australia held approximately 98% of our fully paid share capital at 1 October 2021 (approximately 98% in 2020 and 96% in 2019).

Substantial shareholders as at 1 October 2021

As at 1 October 2021 BlackRock Group (comprised of BlackRock Inc. and its subsidiaries) and The Vanguard Group, Inc. (including its subsidiary Vanguard Investments Australia Ltd.) had a 'substantial holding' of our shares within the meaning of the Corporations Act. A person has a substantial holding of our shares if the total votes attached to our voting shares in which they or their associates have relevant interests is 5% or more of the total number of votes attached to all our voting shares. The above table of the Top 20 ordinary shareholders includes shareholders that may hold shares for the benefit of third parties.

BlackRock Group has been a substantial shareholder since 4 April 2017 (221,964,794 equity securities as at 24 March 2020) and The Vanguard Group, Inc. has been a substantial shareholder since 17 July 2018 (216,778,699 equity securities as at 17 November 2020).

Control of registrant

We are not directly or indirectly owned or controlled by any other corporation(s) or by any foreign government. Refer to the section 'Exchange controls and other limitations affecting security holders', which provides information on the Foreign Acquisitions and Takeovers Act 1975, Corporations Act 2001 and Financial Sector (Shareholdings) Act 1998, which impose limits on equity holdings.

At 30 September 2021, our Directors and Executive Officers owned beneficially, directly or indirectly, an aggregate of 894,364 (0.0244%) of the fully paid ordinary shares outstanding.

1. As recorded on the share register by holder reference number.

WESTPAC GROUP 2021 ANNUAL REPORT 315

Shareholding information

Analysis by range of holdings of ordinary shares as at 1 October 2021

Number of Shares	Number of Holders of Fully Paid Ordinary Shares	%	Number of Fully Paid Ordinary Shares	%	Number of Holders of Share Options and Rights
1 - 1,000	369,840	56.24	134,889,346	3.68	24,344
1,001 - 5,000	218,678	33.26	511,990,925	13.96	232
5,001 - 10,000	41,232	6.27	288,518,652	7.86	82
10,001 - 100,000	27,165	4.13	571,777,085	15.58	106
100,001 and over	666	0.10	2,161,415,800	58.92	19
Totals	**657,581**	**100**	**3,668,591,808**	**100**	**24,783**

There were 14,014 shareholders holding less than a marketable parcel ($500) based on a market price of $25.41 at the close of trading on 1 October 2021.

Voting rights of ordinary shares

Holders of our fully paid ordinary shares have, at general meetings (including special general meetings), one vote on a show of hands and, upon a poll, one vote for each fully paid ordinary share held by them.

Westpac Capital Notes 2

Top 20 holders of Westpac Capital Notes 2 as at 1 October 2021

	Number of Westpac Capital Notes 2	% Held
HSBC Custody Nominees (Australia) Limited	1,002,716	7.65
Citicorp Nominees Pty Limited	584,847	4.46
J P Morgan Nominees Australia Pty Limited	276,790	2.11
Bond Street Custodians Limited <BENQLD - D79696 A/C>	250,000	1.91
BNP Paribas Nominees Pty Ltd HUB24 Custodial Serv Ltd <DRP A/C>	236,493	1.81
Netwealth Investments Limited <Wrap Services A/C>	223,471	1.71
Netwealth Investments Limited <Super Services A/C>	205,779	1.57
HSBC Custody Nominees (Australia) Limited - A/C 2	165,509	1.26
BNP Paribas Nominees Pty Ltd <Agency Lending DRP A/C>	131,573	1.00
Navigator Australia Ltd <MLC Investment Sett A/C>	124,781	0.95
Nulis Nominees (Australia) Limited <Navigator Mast Plan Sett A/C>	118,785	0.91
BNP Paribas NOMS Pty Ltd <DRP>	93,414	0.71
BNP Paribas Nominees Pty Ltd <Pitcher Partners DRP>	72,158	0.55
Australian Executor Trustees Limited <IPS Super A/C>	63,116	0.48
Mutual Trust Pty Ltd	57,808	0.44
Dimbulu Pty Ltd	51,000	0.39
Royal Freemasons Benevolent Institution	50,000	0.38
Marrosan Investments Pty Ltd	50,000	0.38
Alsop Pty Ltd	45,000	0.35
BNP Paribas Nominees Pty Ltd <IB AU NOMS Retail Client DRP>	31,483	0.24
Total of Top 20 registered holders[1]	**3,834,723**	**29.26**

Analysis by range of holdings of Westpac Capital Notes 2 as at 1 October 2021

Number of Securities	Number of Holders of Westpac Capital Notes 2	%	Number of Westpac Capital Notes 2	%
1 - 1,000	13,084	89.00	4,485,249	34.22
1,001 - 5,000	1,423	9.68	2,958,928	22.58
5,001 - 10,000	119	0.81	861,463	6.57
10,001 - 100,000	65	0.44	1,479,321	11.29
100,001 and over	11	0.07	3,320,744	25.34
Totals	**14,702**	**100**	**13,105,705**	**100**

There were eight security holders holding less than a marketable parcel ($500) of Westpac Capital Notes 2 based on a market price of $101.70 at the close of trading on 1 October 2021.

1. As recorded on the holder register by holder reference number.

316 WESTPAC GROUP 2021 ANNUAL REPORT

Shareholding information

Westpac Capital Notes 4

Top 20 holders of Westpac Capital Notes 4 as at 1 October 2021

	Number of Westpac Capital Notes 4	% Held
HSBC Custody Nominees (Australia) Limited	434,337	7.90
J P Morgan Nominees Australia Pty Limited	405,553	7.38
Citicorp Nominees Pty Limited	160,349	2.92
Berne No 132 Nominees Pty Ltd <684168 A/C>	119,524	2.17
Netwealth Investments Limited <Wrap Services A/C>	65,726	1.20
Willimbury Pty Ltd	60,000	1.09
Mutual Trust Pty Ltd	50,200	0.91
New Regency Pty Ltd	50,000	0.91
Nulis Nominees (Australia) Limited <Navigator Mast Plan Sett A/C>	44,428	0.81
Navigator Australia Ltd <JB Were List Fix Int Sma A/C>	43,013	0.78
Fulton Holdings Pty Ltd <Bunker Family A/C>	40,000	0.73
BNP Paribas Nominees Pty Ltd HUB24 Custodial Serv Ltd <DRP A/C>	39,066	0.71
Navigator Australia Ltd <MLC Investment Sett A/C>	33,045	0.60
Est Mrs Fay Cleo Martin-Weber	30,000	0.55
Australian Executor Trustees Limited <No 1 Account>	28,895	0.53
Merchant Foundation Pty Ltd < Merchant Charitable Fnd A/C>	28,482	0.52
Australian Executor Trustees Limited <IPS Super A/C>	23,731	0.43
Bond Street Custodians Limited <P03V7 - D78636 A/C>	20,000	0.36
Bytenew Pty Limited <Tertini Fam Sett No 2 A/C>	20,000	0.36
Jemido Pty Ltd	20,000	0.36
Total of Top 20 registered holders[1]	**1,716,349**	**31.22**

1. As recorded on the holder register by holder reference number.

Analysis by range of holdings of Westpac Capital Notes 4 as at 1 October 2021

Number of Securities	Number of Holders of Westpac Capital Notes 4	%	Number of Westpac Capital Notes 4	%
1 - 1,000	6416	90.39	1,885,573	34.3
1,001 - 5,000	595	8.38	1,292,589	23.52
5,001 - 10,000	51	0.72	389,412	7.08
10,001 - 100,000	32	0.45	809,462	14.73
100,001 and over	4	0.06	1,119,763	20.37
Totals	**7,098**	**100**	**5,496,799**	**100**

There were seven security holders holding less than a marketable parcel ($500) of Westpac Capital Notes 4 based on a market price of $100.151 at the close of trading on 1 October 2021.

WESTPAC GROUP 2021 ANNUAL REPORT 317

Shareholding information

Westpac Capital Notes 5

Top 20 holders of Westpac Capital Notes 5 as at 1 October 2021

	Number of Westpac Capital Notes 5	% Held
HSBC Custody Nominees (Australia) Limited	1,277,699	7.56
Citicorp Nominees Pty Limited	838,459	4.96
J P Morgan Nominees Australia Pty Limited	555,504	3.29
BNP Paribas Nominees Pty Ltd HUB24 Custodial Serv Ltd <DRP A/C>	273,787	1.62
Netwealth Investments Limited <Wrap Services A/C>	249,452	1.48
HSBC Custody Nominees (Australia) Limited - A/C 2	228,615	1.35
Diocese Development Fund - Catholic Diocese of Parramatta	226,241	1.34
Australian Executor Trustees Limited <IPS Super A/C>	211,301	1.25
National Nominees Limited	181,884	1.08
Navigator Australia Ltd <MLC Investment Sett A/C>	147,327	0.87
BNP Paribas Nominees Pty Ltd <Agency Lending DRP A/C>	146,055	0.86
BNP Paribas Nominees Pty Ltd <Pitcher Partners DRP>	133,622	0.79
Netwealth Investments Limited <Super Services A/C>	119,105	0.71
Nulis Nominees (Australia) Limited <Navigator Mast Plan Sett A/C>	102,771	0.61
Mutual Trust Pty Ltd	100,057	0.59
Dimbulu Pty Ltd	100,000	0.59
Marrosan Investments Pty Ltd	92,000	0.54
Australian Executor Trustees Limited <No 1 Account>	61,961	0.37
Royal Freemasons' Benevolent Institution	60,000	0.35
Mrs Linda Anne Van Lieshout	60,000	0.35
Total of Top 20 registered holders[1]	**5,165,840**	**30.56**

1. As recorded on the holder register by holder reference number.

Analysis by range of holdings of Westpac Capital Notes 5 as at 1 October 2021

Number of Securities	Number of Holders of Westpac Capital Notes 5	%	Number of Westpac Capital Notes 5	%
1 - 1,000	14,608	87.68	5,213,514	30.84
1,001 - 5,000	1,806	10.84	3,751,486	22.19
5,001 - 10,000	140	0.84	1,016,938	6.02
10,001 - 100,000	91	0.55	2,129,566	12.60
100,001 and over	15	0.09	4,791,879	28.35
Totals	**16,660**	**100**	**16,903,383**	**100**

There were four security holders holding less than a marketable parcel ($500) of Westpac Capital Notes 5 based on a market price of $103.70 at the close of trading on 1 October 2021.

318 **WESTPAC GROUP** 2021 ANNUAL REPORT

Shareholding information

Westpac Capital Notes 6

Top 20 holders of Westpac Capital Notes 6 as at 1 October 2021

	Number of Westpac Capital Notes 6	% Held
HSBC Custody Nominees (Australia) Limited	1,143,063	8.03
Citicorp Nominees Pty Limited	803,695	5.65
J P Morgan Nominees Australia Pty Limited	687,235	4.83
BNP Paribas NOMS Pty Ltd <DRP>	233,908	1.64
Bond Street Custodians Limited <BENQLD - D79696 A/C>	200,000	1.41
Netwealth Investments Limited <Wrap Services A/C>	172,858	1.21
BNP Paribas Nominees Pty Ltd <Agency Lending DRP A/C>	155,956	1.10
HSBC Custody Nominees (Australia) Limited - A/C 2	148,025	1.04
BNP Paribas Nominees Pty Ltd HUB24 Custodial Serv Ltd <DRP A/C>	146,256	1.03
BNP Paribas Nominees Pty Ltd <Pitcher Partners DRP>	127,486	0.90
National Nominees Limited	109,585	0.77
Australian Executor Trustees Limited <IPS Super A/C>	104,614	0.74
Dimbulu Pty Ltd	100,000	0.70
G Harvey Investments Pty Ltd	100,000	0.70
V S Access Pty Ltd <V S Access A/C>	90,000	0.63
Navigator Australia Ltd <MLC Investment Sett A/C>	84,655	0.59
Mutual Trust Pty Ltd	67,087	0.47
Nulis Nominees (Australia) Limited <Navigator Mast Plan Sett A/C>	64,758	0.46
179 Hyde Investment Pty Ltd <179 Hyde Unit A/C>	60,000	0.42
Eastcote Pty Ltd <Van Lieshout Family A/C>	50,000	0.35
Total of Top 20 registered holders[1]	**4,649,181**	**32.67**

1. As recorded on the holder register by holder reference number.

Analysis by range of holdings of Westpac Capital Notes 6 as at 1 October 2021

Number of Securities	Number of Holders of Westpac Capital Notes 6	%	Number of Westpac Capital Notes 6	%
1 - 1,000	11,903	87.8	4,193,054	29.47
1,001 - 5,000	1,441	10.63	3,071,365	21.58
5,001 - 10,000	138	1.02	1,056,108	7.42
10,001 - 100,000	62	0.46	1,877,372	13.19
100,001 and over	12	0.09	4,032,681	28.34
Totals	**13,556**	**100**	**14,230,580**	**100**

There were four security holders holding less than a marketable parcel ($500) of Westpac Capital Notes 6 based on a market price of $104.91 at the close of trading on 1 October 2021.

WESTPAC GROUP 2021 ANNUAL REPORT 319

Shareholding information

Westpac Capital Notes 7

Top 20 holders of Westpac Capital Notes 7 as at 1 October 2021

	Number of Westpac Capital Notes 7	% Held
HSBC Custody Nominees (Australia) Limited	1,635,575	9.49
J P Morgan Nominees Australia Pty Limited	843,145	4.89
Citicorp Nominees Pty Limited	744,247	4.32
National Nominees Limited	302,972	1.76
Netwealth Investments Limited <Wrap Services A/C>	228,072	1.32
BNP Paribas Nominees Pty Ltd HUB24 Custodial Serv Ltd <DRP A/C>	179,653	1.04
BNP Paribas Nominees Pty Ltd <Agency Lending DRP A/C>	163,813	0.95
BNP Paribas NOMS Pty Ltd <DRP>	151,990	0.88
Dimbulu Pty Ltd	150,000	0.87
Mutual Trust Pty Ltd	126,611	0.74
Marrosan Investments Pty Ltd	110,000	0.64
Bond Street Custodians Limited <BENQLD - D79772 A/C>	100,000	0.58
BNP Paribas Nominees Pty Ltd <Pitcher Partners DRP>	91,047	0.53
Netwealth Investments Limited <Super Services A/C>	86,580	0.50
Taverners No 11 Pty Ltd <Brencorp No 11 Unit A/C>	79,614	0.46
Valtellina Properties Pty Ltd	70,800	0.41
HSBC Custody Nominees (Australia) Limited - A/C 2	70,338	0.41
Navigator Australia Ltd <MLC Investment Sett A/C>	65,218	0.38
V S Access Pty Ltd <V S Access A/C>	64,624	0.38
Eastcote Pty Ltd <Van Lieshout Family A/C>	61,619	0.36
Total of Top 20 registered holders[1]	**5,325,918**	**30.91**

1. As recorded on the holder register by holder reference number.

Analysis by range of holdings of Westpac Capital Notes 7 as at 1 October 2021

Number of Securities	Number of Holders of Westpac Capital Notes 7	%	Number of Westpac Capital Notes 7	%
1 - 1,000	17,045	89.71	5,519,783	32.04
1,001 - 5,000	1,720	9.05	3,744,685	21.73
5,001 - 10,000	149	0.78	1,150,505	6.68
10,001 - 100,000	75	0.40	2,178,312	12.64
100,001 and over	11	0.06	4,636,078	26.91
Totals	**19,000**	**100**	**17,229,363**	**100**

There was one security holder holding less than a marketable parcel ($500) of Westpac Capital Notes 7 based on a market price of $104.90 at the close of trading on 1 October 2021.

320 WESTPAC GROUP 2021 ANNUAL REPORT

Shareholding information

Westpac Capital Notes 8

Top 20 holders of Westpac Capital Notes 8 as at 1 October 2021

	Number of Westpac Capital Notes 8	% Held
BNP Paribas Nominees Pty Ltd <Agency Lending DRP A/C>	3,692,331	21.10
HSBC Custody Nominees (Australia) Limited	1,190,279	6.80
Citicorp Nominees Pty Limited	757,462	4.33
J P Morgan Nominees Australia Pty Limited	570,535	3.26
National Nominees Limited	261,326	1.49
Mutual Trust Pty Ltd	209,661	1.20
Dimbulu Pty Ltd	200,000	1.14
BNP Paribas NOMS Pty Ltd <DRP>	197,674	1.13
Netwealth Investments Limited <Wrap Services A/C>	161,111	0.92
BNP Paribas Nominees Pty Ltd HUB24 Custodial Serv Ltd <DRP A/C>	153,738	0.88
Taverners No 11 Pty Ltd <Brencorp No 11 Unit A/C>	131,700	0.75
HSBC Custody Nominees (Australia) Limited - A/C 2	105,483	0.60
Netwealth Investments Limited <Super Services A/C>	63,742	0.36
V S Access Pty Ltd <V S Access A/C>	51,570	0.30
Invia Custodian Pty Limited <Income Pool A/C>	39,900	0.23
Nulis Nominees (Australia) Limited <Navigator Mast Plan Sett A/C>	39,733	0.23
BNP Paribas Nominees Pty Ltd <Pitcher Partners DRP>	37,110	0.21
Navigator Australia Ltd <MLC Investment Sett A/C>	34,813	0.20
Australian Executor Trustees Limited <No 1 Account>	33,954	0.19
Adirel Holdings Pty Ltd	33,000	0.19
Total of Top 20 registered holders[1]	**7,965,122**	**45.51**

1. As recorded on the holder register by holder reference number.

Analysis by range of holdings of Westpac Capital Notes 8 as at 1 October 2021

Number of Securities	Number of Holders of Westpac Capital Notes 8	%	Number of Westpac Capital Notes 8	%
1 - 1,000	14,720	89.31	4,769,626	27.26
1,001 - 5,000	1,558	9.45	3,080,745	17.60
5,001 - 10,000	138	0.84	986,538	5.64
10,001 - 100,000	54	0.33	1,031,791	5.90
100,001 and over	12	0.07	7,631,300	43.61
Totals	**16,482**	**100**	**17,500,000**	**100**

There was one security holder holding less than a marketable parcel ($500) of Westpac Capital Notes 8 based on a market price of $100.95 at the close of trading on 1 October 2021.

Voting rights of Westpac Capital Notes 2, Westpac Capital Notes 4[1], Westpac Capital Notes 5, Westpac Capital Notes 6, Westpac Capital Notes 7 and Westpac Capital Notes 8

In accordance with the terms of issue, holders of Westpac Capital Notes 2, Westpac Capital Notes 4, Westpac Capital Notes 5, Westpac Capital Notes 6, Westpac Capital Notes 7 and Westpac Capital Notes 8 have no right to vote at any general meeting of Westpac before conversion into Westpac ordinary shares.

If conversion occurs (in accordance with the applicable terms of the relevant AT1 instrument), holders of Westpac Capital Notes 2, Westpac Capital Notes 4, Westpac Capital Notes 5, Westpac Capital Notes 6, Westpac Capital Notes 7 or Westpac Capital Notes 8 (as applicable) will become holders of Westpac ordinary shares and have the voting rights that attach to Westpac ordinary shares.

Unquoted securities

Westpac also has the following unquoted securities on issue: USD 1.25 billion AT1 securities (comprised of 3 individual notes) which are all held by Cede & Co. as nominee for the Depository Trust Company. See Note 19 to the financial statements for further information.

1 On 15 October 2021, Westpac issued a redemption notice notifying WCN4 holders that all outstanding WCN4 will be redeemed on the optional redemption date, being 20 December 2021.

WESTPAC GROUP 2021 ANNUAL REPORT 321

Shareholding information

Domicile[1] of ordinary shareholders as at 1 October 2021

	Number of Holders	% of Holdings	Number of Issued Shares and Options	% of Issued Shares and Options
Australia	630,819	95.93	3,613,133,342	98.49
New Zealand	22,737	3.46	40,592,373	1.10
United Kingdom	1,489	0.23	2,830,306	0.08
United States	544	0.08	1,379,874	0.04
Other overseas	1,992	0.30	10,655,913	0.29
Total	**657,581**	**100.00**	**3,668,591,808**	**100.00**

Domicile[1] of holders of Westpac Capital Notes 2 as at 1 October 2021

	Number of Holders	% of Holdings	Number of Issued Westpac Capital Notes 2	% of Issued Westpac Capital Notes 2
Australia	14,681	99.86	13,062,842	99.67
New Zealand	2	0.01	24,776	0.19
United Kingdom	1	0.01	1,000	0.01
United States	3	0.02	1,040	0.01
Other overseas	15	0.10	16,047	0.12
Total	**14,702**	**100**	**13,105,705**	**100**

Domicile[1] of holders of Westpac Capital Notes 4 as at 1 October 2021

	Number of Holders	% of Holdings	Number of Issued Westpac Capital Notes 4	% of Issued Westpac Capital Notes 4
Australia	7,082	99.78	5,478,639	99.67
New Zealand	6	0.08	2,834	0.05
United Kingdom	0	0.00	0.00	0.00
United States	2	0.03	567	0.01
Other overseas	8	0.11	14,759	0.27
Total	**7,098**	**100**	**5,496,799**	**100**

1. Based on registered address of holder.

322 **WESTPAC GROUP** 2021 ANNUAL REPORT

Shareholding information

Domicile[1] of holders of Westpac Capital Notes 5 as at 1 October 2021

	Number of Holders	% of Holdings	Number of Issued Westpac Capital Notes 5	% of Issued Westpac Capital Notes 5
Australia	16,639	99.87	16,881,131	99.87
New Zealand	5	0.03	12,540	0.07
United Kingdom	3	0.02	1,300	0.01
United States	3	0.02	720	0.00
Other overseas	10	0.06	7,692	0.05
Total	**16,660**	**100**	**16,903,383**	**100**

Domicile[1] of holders of Westpac Capital Notes 6 as at 1 October 2021

	Number of Holders	% of Holdings	Number of Issued Westpac Capital Notes 6	% of Issued Westpac Capital Notes 6
Australia	13,547	99.93%	14,215,683	99.90
New Zealand	1	0.01%	4,870	0.03
United Kingdom	1	0.01%	739	0.01
United States	1	0.01%	300	0.00
Other overseas	6	0.04%	8,988	0.06
Total	**13,556**	**100**	**14,230,580**	**100**

Domicile[1] of holders of Westpac Capital Notes 7 as at 1 October 2021

	Number of Holders	% of Holdings	Number of Issued Westpac Capital Notes 7	% of Issued Westpac Capital Notes 7
Australia	18,991	99.95	17,222,695	99.96
New Zealand	1	0.01	500	0.00
United Kingdom	1	0.01	500	0.00
United States	2	0.01	968	0.01
Other overseas	5	0.02	4,700	0.03
Total	**19,000**	**100**	**17,229,363**	**100**

Domicile[1] of holders of Westpac Capital Notes 8 as at 1 October 2021

	Number of Holders	% of Holdings	Number of Issued Westpac Capital Notes 8	% of Issued Westpac Capital Notes 8
Australia	16,474	99.95	17,485,847	99.92
New Zealand	2	0.01	6,690	0.04
United Kingdom	1	0.01	1,913	0.01
United States	1	0.01	500	0.00
Other overseas	4	0.02	5,050	0.03
Total	**16,482**	**100**	**17,500,000**	**100**

1. Based on registered address of holder.

WESTPAC GROUP 2021 ANNUAL REPORT 323

Shareholding information

Market price information

The principal listing of our ordinary shares is on the ASX. American Depositary Shares (ADS), each representing one ordinary share, are listed on the NYSE[2].

The tables below set forth, for the calendar periods indicated, the reported high and low market quotations for our ordinary shares on the ASX based on its daily official list and for our ADS on the NYSE.

	Per Ordinary Share in A$[3]		Per ADS in US$[3]	
Financial year ending	High	Low	High	Low
September 2021	27.12	16.51	20.79	12.02
September 2020	29.81	13.47	19.93	8.10
September 2019	30.05	23.30	20.51	16.48
September 2018	33.68	27.24	26.27	19.64
September 2017	35.39	28.92	27.05	21.23

	Per Ordinary Share in A$[3]		Per ADS in US$[3]	
Quarter ending	High	Low	High	Low
2021:				
September	26.22	24.13	19.39	17.80
June	27.12	24.26	20.79	18.73
March	25.30	19.23	19.39	14.90
2020:				
December	21.07	16.51	15.35	12.02
September	18.91	16.00	13.03	11.42
June	20.19	14.53	13.66	9.36
March	25.96	13.47	17.24	8.10
2019:				
December	29.81	23.86	19.93	16.40
September	30.05	27.21	20.51	18.53
June	28.84	25.39	19.93	17.35
March	27.47	24.05	19.22	17.39
2018:				
December	27.91	23.30	19.92	16.48
September	30.44	27.30	22.35	19.64
June	30.33	27.24	22.74	20.55
March	31.74	28.44	25.23	21.92

	Per Ordinary Share in A$[3]		Per ADS in US$[3]	
Month ending – 2021	High	Low	High	Low
September	26.22	24.90	19.39	18.04
August	26.19	24.63	19.20	18.21
July	25.94	24.13	19.32	17.80
June	27.12	25.56	20.79	19.32
May	26.55	25.04	20.66	19.53
April	25.52	24.26	19.83	18.73

2. On 19 August 2013, the ratio changed from one ADS representing five Westpac fully paid ordinary shares to one ADS representing one Westpac fully paid ordinary share.
3. Australian dollar (A$) market price information is intraday high and low trading prices. US dollar (US$) market price information is closing prices.

324 WESTPAC GROUP 2021 ANNUAL REPORT

Shareholding information

Fees and charges payable by a holder of Westpac ADS

The depositary for Westpac's ADS program, The Bank of New York Mellon (the Depositary), collects fees for delivery and surrender of ADS directly from investors depositing ordinary shares or surrendering ADS for the purpose of withdrawal or from intermediaries acting for them. The Depositary may also collect fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of the distributable property to pay the fees.

The charges of the Depositary payable by investors are as follows:

Type of Service	Depositary Actions	Fee
Depositing or substituting the underlying shares.	Delivery of ADS against the deposit of ordinary shares, including deposits and issuances in respect of: • share distributions, stock splits, rights, mergers; and • exchange of securities or other transactions or events or other distribution affecting the ADS or deposited securities.	US$5.00 or less per 100 ADS (or portion thereof) evidenced by the new ADS delivered.
Receiving or distributing cash dividends.	Distribution of cash dividends.	US$0.05 or less per ADS.
Withdrawing an underlying ordinary share.	Acceptance of ADS surrendered for withdrawal of deposited ordinary shares.	US$5.00 or less for each 100 ADS (or portion thereof) evidenced by the ADS surrendered.
General depositary services, particularly those charged on an annual basis.	Other services performed by the Depositary in administering the ADS program.	US$0.05 or less per ADS.
Expenses of the Depositary.	Expenses incurred on behalf of holders in connection with: • taxes and other governmental charges; • cable, telex and facsimile transmission/delivery; • transfer or registration fees, if applicable, for the registration of transfers or underlying ordinary shares; and • expenses of the Depositary in connection with the conversion of foreign currency into US dollars (which are paid out of such foreign currency).	Expenses payable at the sole discretion of the Depositary by billing holders or by deducting charges from one or more cash dividends or other cash distributions.

Fees and payments made by the Depositary to Westpac

The Depositary has agreed to reimburse certain Westpac expenses related to Westpac's ADS program and incurred by Westpac in connection with the program, subject to certain limits. The Depositary has also agreed to waive certain of its fees for standard costs associated with the maintenance and administration of the ADS program. The following table shows reimbursements made and fees waived during the year.

Category of Expense Reimbursed to Westpac or Fees Waived	Reimbursed or Waived for 2021
Investor relations	US$228,291.66
Fees waived	US$120,000.00
Total	**US$348,291.66**

Under certain circumstances, including removal of the Depositary or termination of the ADS program by Westpac, Westpac is required to repay the Depositary certain amounts reimbursed and/or expenses paid to or on behalf of Westpac.

325 WESTPAC GROUP 2021 ANNUAL REPORT Shareholding information Exchange controls and other limitations affecting security holders Australian exchange controls Australian laws control and regulate or permit the control and regulation of a broad range of payments and transactions involving non-residents of Australia. Pursuant to a number of exemptions, authorities and approvals, there are no general restrictions from transferring funds from Australia or placing funds to the credit of non-residents of Australia. However, Australian foreign exchange controls are implemented from time to time against prescribed countries, entities and persons. At the present time, these include: (a) withholding taxes in relation to remittances or dividends (to the extent they are unfranked) and interest payments; (b) the financial sanctions administered by the Department of Foreign Affairs and Trade (DFAT) in accordance with the Autonomous Sanctions Act 2011 (Cth) and the Autonomous Sanctions Regulations 2011, specifically, in relation to transactions involving the transfer of funds or payments to, by the order of, or on behalf of individuals or entities including: – persons associated with the former Milosevic regime, and persons indicted or suspected of committing war crimes during the Balkan wars in the early 1990s; – persons or entities engaged in activities that seriously undermine democracy, respect for human rights and the rule of law in Zimbabwe; – certain persons or entities associated with the Democratic People’s Republic of Korea’s weapons of mass destruction program or missiles program; – certain persons or entities that have contributed to or are contributing to Iran’s nuclear or missile program; – certain individuals and entities associated with the former Qadhafi regime in Libya; – certain individuals and entities responsible for human rights abuses of ethnic minorities in Myanmar – certain individuals and entities supporting the Syrian regime or that are responsible for human rights abuses in Syria; and – persons who have been instrumental or complicit in the threat to the sovereignty and territorial integrity of Ukraine, without the prior approval of the Minister for Foreign Affairs; (c) the United Nations Security Council (UNSC) financial sanctions administered by DFAT, including: – Terrorist Asset Freezing Regime In accordance with the Charter of the United Nations Act 1945 (Cth) and the Charter of the United Nations (Dealings with Assets) Regulations 2008, a person is prohibited from using or dealing with funds, financial assets or economic resources of persons or entities listed as terrorists by the Minister for Foreign Affairs in the Commonwealth of Australia Gazette. It is also a criminal offence to make assets available to such persons or entities; and – Country-based sanctions Under the Charter of the United Nations Act 1945 and associated regulations, UNSC financial sanctions have been implemented. It is an offence to use or deal with funds, financial assets or economic resources of certain persons or entities associated with countries designated by the UNSC. It is also a criminal offence to make assets available to such persons or entities. Limitations affecting security holders The following Australian laws impose limitations on the right of non-residents or non-citizens of Australia to hold, own or vote Westpac shares. All these limitations apply to the holders of the American Depositary Receipts (ADRs) evidencing ADS, issued by our Depositary in the United States. Foreign Acquisitions and Takeovers Act 1975 Acquisitions of interests in shares in Australian companies by foreign persons that meet certain thresholds are required to be notified to the Treasurer of Australia (through the Foreign Investment Review Board) and to obtain a no objections notification under the Foreign Acquisitions and Takeovers Act 1975 (Cth). That legislation applies to any acquisition by a foreign person, including a corporation or group of associated foreign persons, which results in ownership of 20% or more of the issued shares of an Australian company or the ability to control 20% or more of the total voting power. In addition, the legislation applies to any acquisition by a foreign government investor of 10% or more of the total voting power or ownership of an Australian company (or any interest if the foreign government investor acquires a control element – for example the right to appoint a director). The legislation requires any persons proposing to make any such acquisition to first notify the Treasurer of their intention to do so. Where such an acquisition has already occurred in the absence of a no objections notification, the Treasurer has the power to order divestment if he considers the acquisition to be contrary to Australia’s national interest. Shareholding information

326 WESTPAC GROUP 2021 ANNUAL REPORT Shareholding information Financial Sector (Shareholdings) Act 1998 The Financial Sector (Shareholdings) Act 1998 (Cth) imposes restrictions on shareholdings in Australian financial sector companies (which includes Westpac). Under that legislation a person (including a corporation) may not hold more than a 20% ‘stake’ in a financial sector company without prior approval from the Treasurer of Australia. A person’s stake in a financial sector company is equal to the aggregate of the person’s voting power in the company and the voting power of the person’s associates. The concept of voting power is broadly defined. The Treasurer may approve a higher percentage stake if the Treasurer is satisfied that it is in the national interest to do so. In addition, even if a person’s stake in a financial sector company does not exceed the 20% limit, the Treasurer has the power to declare that a person has ‘practical control’ of a financial sector company and require the person to relinquish that control or reduce their stake in that company. Corporations Act 2001 The Corporations Act 2001 (Cth) prohibits any person (including a corporation) from acquiring a relevant interest in our voting shares if, after the acquisition, that person or any other person would be entitled to exercise more than 20% of the voting power in our shares. The prohibition is subject to certain limited exceptions. In addition, under the Corporations Act, a person is required to give a notice to us and to the ASX providing certain prescribed information, including their name, address and details of their relevant interests in our voting shares if they begin to have, or cease to have, a substantial holding in us, or if they already have a substantial holding and there is a movement of at least 1% in their holding. Such notice must, generally, be provided within two business days after the person becomes aware of that information. A person will have a substantial holding if the total votes attached to our voting shares in which they or their associates have relevant interests is 5% or more of the total number of votes attached to all our voting shares. The concepts of ‘associate’ and ‘relevant interest’ are broadly defined in the Corporations Act and investors are advised to seek their own advice on their scope. In general terms, a person will have a relevant interest in a share if they: (a) are the holder of that share; (b) have power to exercise, or control the exercise of, a right to vote attached to that share; or (c) have power to dispose of, or control the exercise of a power to dispose of, that share. It does not matter how remote the relevant interest is or how it arises. If two or more persons can jointly exercise any one of these powers, each of them is taken to have that power. Nor does it matter that the power or control is express or implied, formal or informal, exercisable either alone or jointly with someone else. The American Depositary Shares (ADS) agreement There is a Deposit Agreement between The Bank of New York Mellon as Depositary, and Westpac, and the record holders from time to time of all ADS. Holders of our ADS are subject to the foregoing limitations on the rights of non-residents or non-citizens of Australia to own or vote Westpac shares. Record holders of ADS are required by the Deposit Agreement to comply with our requests for information as to the capacity in which such holders own ADS and related ordinary shares as well as to the identity of any other person interested in such ADS and related ordinary shares and the nature of such interest. Enforceability of foreign judgments in Australia We are an Australian public corporation with limited liability. All of our Directors and Executive Officers reside outside the US. Substantially all or a substantial portion of the assets of all or many of such persons are located outside the US. As a result, it may not be possible for investors to effect service of process within the US upon such persons or to enforce against them judgments obtained in US courts predicated upon the civil liability provisions of the federal securities laws of the US. There may be doubt as to the enforceability in Australia, in original actions or in actions for enforcement of judgments of US courts, of civil liabilities predicated upon the federal securities laws of the US. Taxation Australian taxation The following discussion is a summary of certain Australian taxation implications of the ownership and disposition of ordinary shares (including ADS) for shareholders holding their shares on capital account. This discussion is based on the laws in force at the date of the Annual Report and the Convention between the Government of Australia and the Government of the United States of America for the Avoidance of Double Taxation and The Prevention of Fiscal Evasion with Respect to Taxes on Income (the Tax Treaty), and is subject to any changes in Australian law and any change in the Tax Treaty occurring after that date. This discussion is intended only as a descriptive summary and does not purport to be a complete analysis of all the potential Australian tax implications of owning and disposing of ordinary shares. The specific tax position of each investor will determine the applicable Australian income tax implications for that investor and we recommend that investors consult their own tax advisers concerning the implications of owning and disposing of ordinary shares.

327 WESTPAC GROUP 2021 ANNUAL REPORT Shareholding information Taxation of dividends Under the Australian dividend imputation system, Australian tax paid at the company level is imputed (or allocated) to shareholders by means of imputation credits (also called franking credits) which attach to dividends paid by the company to the shareholder. Such dividends are termed ‘franked dividends’. When an Australian resident individual shareholder receives a franked dividend, the shareholder receives a tax offset to the extent of the franking credits, which can be offset against the Australian income tax payable by the shareholder. An Australian resident shareholder may, in certain circumstances, be entitled to a refund of excess franking. The extent to which a dividend is franked typically depends upon a company’s available franking credits at the time of payment of the dividend. Accordingly, a dividend paid to a shareholder may be wholly or partly franked or wholly unfranked. Fully franked dividends paid to non-resident shareholders are exempt from Australian dividend withholding tax. Dividends paid to a non-resident shareholder which are not fully franked are subject to dividend withholding tax at the rate of 30% (unless reduced by a double tax treaty) to the extent they are unfranked. In the case of residents of the US who are entitled to the benefits of the Tax Treaty and are beneficially entitled to the dividends, the rate is reduced to 15% under the Tax Treaty, provided the shares are not effectively connected with a permanent establishment or a fixed base of the non-resident in Australia through which the non-resident carries on business in Australia or provides independent personal services. In the case of residents of the US that have a permanent establishment or fixed base in Australia where the shares in respect of which the dividends are paid are attributable to that permanent establishment or fixed base, there is no dividend withholding tax. Rather, such dividends will be taxed on a net assessment basis and, where the dividends are franked, entitlement to a tax offset may arise. Fully franked dividends paid to non-resident shareholders and dividends that have been subject to dividend withholding tax should not be subject to any further Australian income tax. There are circumstances where a shareholder may not be entitled to the benefit of franking credits. The application of these rules depends upon the shareholder’s own circumstances, including the period during which the shares are held and the extent to which the shareholder is ‘at risk’ in relation to their shareholding. Gain or loss on disposition of shares Generally, any profit made by a resident shareholder on disposal of shares will be subject to capital gains tax. However, if the shareholder is regarded as a trader or speculator, or carries on a business of investing for profit, any profits may be taxed as ordinary income. A discount may be available on capital gains on shares held for 12 months or more by Australian resident individuals, trusts or complying superannuation entities. The discount is one half for individuals and trusts, and one third for complying superannuation entities. Companies are not eligible for the capital gains tax discount. For shares acquired prior to 21 September 1999, an alternative basis of calculation of the capital gain may be available which allows the use of an indexation formula. Normal rates of income tax would apply to capital gains so calculated. Any capital loss can only be offset against capital gains. Excess capital losses may be able to be carried forward for offset against future capital gains. Generally, subject to two exceptions, a non-resident disposing of shares in an Australian public company who holds those shares on capital account will be free from income tax in Australia. The main exceptions are: • shares held as part of a trade or business conducted through a permanent establishment in Australia. In such a case, any profit on disposal would be assessable to tax. Losses may give rise to capital losses or be otherwise deductible; and • shares held in companies where the shareholder and its associates have held at the time of disposal (or at least 12 months in the 24 months prior to disposal) a holding of 10% or more in the company and more than 50% of the company’s assets are represented by interests in Australian real property (which is unlikely to be the case for Westpac). In such a case, capital gains tax would apply. United States taxation The following discussion is a summary of certain US federal income tax implications of the ownership and disposition of ordinary shares (including ADS) by US holders (as defined below) that hold the ordinary shares as capital assets. This discussion is based on the US Internal Revenue Code of 1986, as amended, its legislative history, existing and proposed regulations, published rulings and court decisions, and the Tax Treaty, all as currently in effect and all of which are subject to change, possibly on a retroactive basis. This discussion is intended only as a descriptive summary. It does not purport to be a complete analysis of all the potential US federal income tax consequences of owning and disposing of ordinary shares and does not address US federal income tax considerations that may be relevant to US holders subject to special treatment under US federal income tax law (such as banks, insurance companies, real estate investment trusts, regulated investment companies, dealers in securities, brokers, tax-exempt entities, retirement plans, certain former citizens or residents of the US, persons holding ordinary shares as part of a straddle, hedge, conversion or other integrated transaction, persons that have a ‘functional currency’ other than the US dollar, persons that own 10% or more (by vote or value) of our stock, persons that generally mark their securities to market for US federal income tax purposes or persons that receive ordinary shares as compensation). As this is a complex area, we recommend investors consult their own tax advisers concerning the US federal, state and/or local implications of owning and disposing of ordinary shares.

328 WESTPAC GROUP 2021 ANNUAL REPORT Shareholding information For the purposes of this discussion you are a US holder if you are a beneficial owner of ordinary shares and you are for US federal income tax purposes: • an individual who is a citizen or resident of the US; • a corporation created or organised in or under the laws of the US or any state thereof or the District of Columbia; • an estate, the income of which is subject to US federal income taxation regardless of its source; or • a trust, if a US court can exercise primary supervision over the trust’s administration and one or more US persons are authorised to control all substantial decisions of the trust, or certain electing trusts that were in existence on 19 August 1996 and were treated as domestic trusts on that date. If an entity treated as a partnership for US federal income tax purposes owns the ordinary shares, the US federal income tax implications of the ownership and disposition of ordinary shares will generally depend upon the status and activities of such partnership and its partners. Such an entity should consult its own tax adviser concerning the US federal income tax implications to it and its partners of owning and disposing of ordinary shares. Taxation of dividends If you are a US holder, you must include in your income as a dividend, the gross amount of any distributions paid by us out of our current or accumulated earnings and profits (as determined for US federal income tax purposes) without reduction for any Australian tax withheld from such distribution. We have not maintained and do not plan to maintain calculations of earnings and profits for US federal income tax purposes, and as a result, you may need to include the entire amount of any distribution in income as a dividend. If you are a non-corporate US holder, dividends paid to you that constitute qualified dividend income may be taxable to you at a preferential tax rate so long as certain holding period and other requirements are met. Dividends we pay with respect to the ordinary shares generally will be qualified dividend income so long as we are not a passive foreign investment company (PFIC) during the taxable year in which the dividend is paid or the preceding taxable year. Each non-corporate US holder should consult their own tax advisor regarding the possible applicability of the reduced tax rate and the related restrictions and special rules. Dividends paid by us constitute ordinary income that must generally be included in income when actually or constructively received. Such dividends will not be eligible for the dividends-received deduction generally allowed to corporate shareholders with respect to dividends received from US corporations. The amount of the dividend that you must include in your income as a US holder will be the US dollar value of the Australian dollar payments made, determined at the spot Australian dollar/US dollar rate on the date the dividend distribution is included in your income, regardless of whether the payment is in fact converted into US dollars. Generally, any gain or loss resulting from currency exchange fluctuations during the period from the date you include the dividend payment in income to the date you convert the payment into US dollars will be treated as ordinary income or loss and will not be eligible for the special tax rate applicable to qualified dividend income. This gain or loss generally will be income from sources within the US for foreign tax credit limitation purposes. Distributions on an ordinary share in excess of current and accumulated earnings and profits, as determined for US federal income tax purposes, will be treated as a non-taxable return of capital to the extent of your basis in such ordinary share and thereafter as capital gain. Subject to certain limitations, Australian tax withheld in accordance with the Tax Treaty and paid over to Australia may be claimed as a foreign tax credit against your US federal income tax liability. Special rules apply in determining the foreign tax credit limitation with respect to dividends that are subject to a preferential tax rate. A US holder that does not elect to claim a US foreign tax credit for Australian income tax withheld may instead claim a deduction for such withheld tax, but only for a taxable year in which the US holder elects to do so with respect to all non-US income taxes paid or accrued in such taxable year. Dividends paid by us generally will be income from sources outside the US for foreign tax credit limitation purposes. Under the foreign tax credit rules, dividends will, depending on your circumstances, be ‘passive category’ or ‘general category’ income for purposes of computing the foreign tax credit. The rules relating to US foreign tax credits are very complex, and each US holder should consult its own tax adviser regarding the application of such rules. Taxation of capital gains If you sell, exchange or otherwise dispose of your ordinary shares, you will generally recognise a capital gain or loss for US federal income tax purposes equal to the difference between the US dollar value of the amount that you realise and your tax basis, determined in US dollars, in your ordinary shares. A capital gain of a non-corporate US holder is generally taxed at a reduced rate if the holder has a holding period greater than one year. The deductibility of capital losses is subject to limitations. Such capital gain or loss generally will be income from sources within the US, for foreign tax credit limitation purposes. Medicare tax In addition to regular US federal income tax, certain US holders that are individuals, estates or trusts are subject to a 3.8% tax on all or a portion of their ‘net investment income’, which may include all or a portion of their dividend income and net gain from the sale, exchange or other disposition of their ordinary shares.

329 WESTPAC GROUP 2021 ANNUAL REPORT Shareholding information Passive foreign investment company considerations We believe that we will not be treated as a passive foreign investment company (PFIC) for US federal income tax purposes, and this discussion assumes we are not a PFIC. However, the determination as to whether we are a PFIC is made annually at the end of each taxable year and therefore could change. If we were to be treated as a PFIC, a US holder of ordinary shares could be subject to certain adverse tax consequences. Disclosure requirements for specified foreign financial assets Individual US holders (and certain US entities specified in US Internal Revenue Service (IRS) guidance) who, during any taxable year, hold any interest in any specified foreign financial asset, generally will be required to file with their US federal income tax returns certain information on IRS Form 8938 if the aggregate value of all such assets exceeds certain specified amounts. ‘Specified foreign financial asset’ generally includes any financial account maintained with a non-US financial institution and may also include the ordinary shares if they are not held in an account maintained with a financial institution. Substantial penalties may be imposed, and the period of limitations on assessment and collection of US federal income taxes may be extended, in the event of a failure to comply. US holders should consult their own tax advisers as to the possible application to them of this filing requirement. Information reporting and backup withholding Under certain circumstances, information reporting and/or backup withholding may apply to US holders with respect to payments on or the proceeds from the sale, exchange or other disposition of the ordinary shares, unless an applicable exemption is satisfied. Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules generally will be allowed as a refund or credit against a US holder’s US federal income tax liability if the required information is furnished by the US holder on a timely basis to the IRS.

330 WESTPAC GROUP 2021 ANNUAL REPORT Additional information Our constitution Overview We were incorporated in 1850 under the Bank of New South Wales Act, a special piece of legislation passed by the New South Wales Parliament at a time when there was no general companies’ legislation in Australia. On 23 August 2002, Westpac became registered under the Corporations Act 2001 (Cth) as a public company limited by shares. As part of the process of becoming a company regulated under the Corporations Act, shareholders adopted a new constitution at the AGM on 15 December 2000, which came into operation on 23 August 2002. Our constitution has been subsequently amended by shareholders on 15 December 2005, 13 December 2007 and 13 December 2012. Our objects and purposes Our constitution does not contain a statement of our objects and purposes. As a company regulated by the Corporations Act, we have the legal capacity and powers of an individual both within and outside Australia, and all the powers of a body corporate, including the power to issue and cancel shares, to issue debentures, to distribute our property among our equity holders (either in kind or otherwise), to give security by charging our uncalled capital, to grant a floating charge over our property and to do any other act permitted by any law. Directors’ voting powers Under clause 9.11(a) of our constitution, subject to complying with the Corporations Act regarding disclosure of and voting on matters involving material personal interests, our Directors may: (a) hold any office or place of profit in our company, except that of auditor; (b) hold any office or place of profit in any other company, body corporate, trust or entity promoted by our company or in which it has an interest of any kind; (c) enter into any contract or arrangement with our company; (d) participate in any association, institution, fund, trust or scheme for past or present employees or Directors of our company or persons dependent on or connected with them; (e) act in a professional capacity (or be a member of a firm that acts in a professional capacity) for our company, except as auditor; and (f) participate in, vote on and be counted in a quorum for any meeting, resolution or decision of the Directors and be present at any meeting where any matter is being considered by the Directors. Under clause 9.11(b) of our constitution, a Director may do any of the above despite the fiduciary relationship of the Director’s office: (a) without any liability to account to our company for any direct or indirect benefit accruing to the Director; and (b) without affecting the validity of any contract or arrangement. Under the Corporations Act, however, a Director who has a material personal interest in any matter to be considered at any Board meeting must not be present while the matter is being considered or vote on the matter, unless the other Directors resolve to allow that Director to be present and vote or a declaration is made by ASIC permitting that Director to participate and vote. These restrictions do not apply to a limited range of matters set out in section 191(2) of the Corporations Act, where the Director’s interest: (a) arises because the Director is a shareholder of the company and is held in common with other shareholders; (b) arises in relation to the Director’s remuneration as a Director of the company; (c) relates to a contract the company is proposing to enter into that is subject to shareholder approval and will not impose obligations on the company if not approved by shareholders; (d) arises merely because the Director is a guarantor or has given an indemnity or security for all or part of a loan (or proposed loan) to the company; (e) arises merely because the Director has a right of subrogation in relation to a guarantee or indemnity referred to in (d); (f) relates to a contract that insures, or would insure, the Director against liabilities the Director incurs as an officer of the company (but only if the contract does not make the company or related body corporate the insurer); (g) relates to any payment by the company or a related body corporate in respect of certain indemnities permitted by the Corporations Act or any contract relating to such an indemnity; or (h) is in a contract or proposed contract with, or for the benefit of, or on behalf of, a related body corporate and arises merely because the Director is a Director of that related body corporate. If there are not enough Directors to form a quorum for the Board meeting because of Directors’ interests in a particular matter, a general meeting for shareholders may be called to consider the matter and interested Directors are entitled to vote on any proposal to requisition such a meeting. Additional information

331 WESTPAC GROUP 2021 ANNUAL REPORT Additional information Under clause 9.7 of our constitution, the maximum aggregate amount of annual remuneration to be paid to our Non-Executive Directors must be approved by our shareholders. This aggregate amount is paid to the Non-Executive Directors in such manner as the Board from time to time determines. Directors’ remuneration is one of the exceptions under section 191 of the Corporations Act to the prohibitions against being present and voting on any matter in which a Director has a material personal interest. Directors’ borrowing powers Clause 10.2 of our constitution empowers our Directors, as a Board, to exercise all the powers of Westpac to borrow or raise money, to charge any property or business of Westpac or all or any of its uncalled capital and to issue debentures or give any other security for a debt, liability or obligation of Westpac or of any other person. Such powers may only be changed by amending the constitution, which requires a special resolution (that is, a resolution passed by at least 75% of the votes cast by members entitled to vote on the resolution and for which notice has been given in accordance with the Corporations Act). Minimum number of Directors Our constitution requires that the minimum number of Directors is determined in accordance with the Corporations Act or other regulations. Currently the Corporations Act prescribes three as a minimum number of Directors and APRA governance standards specify five as the minimum number of Directors for APRA regulated entities. Westpac’s current number of Directors is above these prescribed minimums. Share rights The rights attaching to our ordinary shares are set out in the Corporations Act and in our constitution, and may be summarised as follows: a) Profits and dividends Holders of ordinary shares are entitled to receive such dividends on those shares as may be determined by our Directors from time to time. Dividends that are paid but not claimed may be invested by our Directors for the benefit of Westpac until claimed or required to be dealt with in accordance with any law relating to unclaimed monies. Under the Corporations Act, Westpac must not pay a dividend unless our assets exceed our liabilities immediately before the dividend is declared and the excess is sufficient for payment of the dividend. In addition, the payment must be fair and reasonable to the company’s shareholders and must not materially prejudice our ability to pay our creditors. Subject to the Corporations Act, the constitution, the rights of persons (if any) entitled to shares with special rights to dividend and any contrary terms of issue of or applying to any shares, our Directors may determine that a dividend is payable, fix the amount and the time for payment and authorise the payment or crediting by Westpac to, or at the direction of, each shareholder entitled to that dividend. If any dividends are returned unclaimed, we are generally obliged, under the Banking Act 1959 (Cth), to hold those amounts as unclaimed monies for a period of seven years. If at the end of that period the monies remain unclaimed by the shareholder concerned, we must submit an annual unclaimed money return to the Australian Securities and Investment Commission by 31 March each year containing the unclaimed money as at 31 December of the previous year. Upon such payment being made, we are discharged from further liability in respect of that amount. Our Directors may, before paying any dividend, set aside out of our profits such sums as they think proper as reserves, to be applied, at the discretion of our Directors, for any purpose for which the profits may be properly applied. Our Directors may carry forward so much of the profits remaining as they consider ought not to be distributed as dividends without transferring those profits to a reserve. The following restrictions apply to our ability to declare and/or pay dividends: (i) if the payment of the dividend would breach or cause a breach by us of applicable capital adequacy or other supervisory requirements of APRA, including where Westpac’s Common Equity Tier 1 Capital Ratio falls within APRA’s capital conservation buffer range( 3.5% of risk-weighted assets). Currently, one such requirement is that a dividend should not be paid without APRA’s prior consent if payment of that dividend, after taking into account all other dividends (if any) paid on our shares and payments on more senior capital instruments, in the preceding 12 consecutive months to which they relate, would cause the aggregate of such dividend payments to exceed our after tax earnings for the preceding 12 consecutive months, as reflected in our relevant audited consolidated financial statements; and (ii) if, under the Banking Act 1959 (Cth), we are directed by APRA not to pay a dividend; (iii) if the declaration or payment of the dividend would result in us becoming insolvent; or (iv)if any interest payment, dividend or distribution on certain Additional Tier 1 securities issued by the Group is not paid in accordance with the terms of those securities, we may be restricted from declaring and/or paying dividends on ordinary shares. This restriction is subject to a number of exceptions. b) Voting rights Holders of our fully paid ordinary shares have, at general meetings, one vote on a show of hands and, upon a poll, one vote for each fully paid share held by them.

332 WESTPAC GROUP 2021 ANNUAL REPORT Additional information c) Voting and re-election of Directors Under our constitution, at each AGM one-third of eligible Directors (or if their number is not a multiple of three, the number nearest to one-third) and any other Director who has held office for three years or more since the Director’s last election, must retire from office. In determining the number of Directors to retire, no account is to be taken of a Director who holds office in order to fill a casual vacancy or the Managing Director. A retiring Director holds office until the conclusion of the meeting at which that Director retires but is eligible for re-election at the meeting. Under the ASX Listing Rules, no Director of a listed entity, apart from the Managing Director, may continue to hold office, without offering himself or herself for re-election, past the third AGM following their appointment or three years, whichever is the longer. Under the Corporations Act, the election or re-election of each Director by shareholders at a general meeting of a public company must proceed as a separate item, unless the shareholders first resolve that the elections or re-elections may be voted on collectively. A resolution to allow collective voting in relation to elections or re-elections is effective only if no votes are cast against that resolution. Any resolution electing or re-electing two or more Directors in contravention of this requirement is void. d) Winding up Subject to any preferential entitlement of holders of preference shares on issue at the relevant time, holders of our ordinary shares are entitled to share equally in any surplus assets if we are wound up. e) Sinking fund provisions We do not have any class of shares on issue that is subject to any sinking fund provisions. Variation of rights attaching to our shares Under the Corporations Act, unless otherwise provided by the terms of issue of a class of shares, the terms of issue of a class of shares in Westpac can only be varied or cancelled in any way by a special resolution of Westpac and with either the written consent of our shareholders holding at least three quarters of the votes in that class of shares or with the sanction of a special resolution passed at a separate meeting of the holders of that class of shares. Convening general meetings Under our constitution, our Directors may convene and arrange to hold a general meeting of Westpac whenever they think fit and must do so if required to do so under the Corporations Act and ASX Listing Rules. Under the Corporations Act, our Directors must call and arrange to hold a general meeting of Westpac if requested to do so by our shareholders who hold at least 5% of the votes that may be cast at the general meeting. Shareholders who hold at least 5% of the votes that may be cast at a general meeting may also call and arrange to hold a general meeting of Westpac at their own expense. At least 28 days notice must be given of a meeting of our shareholders. Written notice must be given to all shareholders entitled to attend and vote at the meeting. All ordinary shareholders are entitled to attend and, subject to the constitution and the Corporations Act, to vote at general meetings of Westpac. Limitations on securities ownership A number of limitations apply in relation to the ownership of our shares, and these are more fully described in the section ‘Limitations affecting security holders’. Change in control restrictions Restrictions apply under the Corporations Act, the Financial Sector (Shareholdings) Act 1998 (Cth) and the Foreign Acquisitions and Takeovers Act 1975 (Cth). For more detailed descriptions of these restrictions, refer to the sections ‘Limitations affecting security holders’, Foreign Acquisitions and Takeovers Act 1975, Financial Sector (Shareholdings) Act 1998, and Corporations Act 2001. Substantial shareholder disclosure There is no provision in our constitution that requires a shareholder to disclose the extent of their ownership of our shares. Under the Corporations Act, however, any person who begins or ceases to have a substantial holding of our shares must notify us within two business days after they become aware of that information. A further notice must be given to us if there is an increase or decrease of 1% in a person’s substantial holding. Copies of these notices must also be given to the ASX. A person has a substantial holding of our shares if the total votes attached to our voting shares in which they or their associates have relevant interests is 5% or more of the total number of votes attached to all our voting shares. For more details, refer to the section ‘Corporations Act 2001’. We also have a statutory right under the Corporations Act to trace the beneficial ownership of our shares by giving a direction to a shareholder, or certain other persons, requiring disclosure to us of, among other things, their own relevant interest in our shares and the name and address of each other person who has a relevant interest in those shares, the nature and extent of that interest and the circumstances that gave rise to that other person’s interest. Such disclosure must, except in certain limited circumstances, be provided within two business days after the direction is received.

WESTPAC GROUP 2021 ANNUAL REPORT 333

Additional information

Australian Company and Business Numbers

All Australian companies have a unique nine-digit identifier, referred to as an Australian Company Number (ACN), which must be included on public documents, eligible negotiable instruments and the company's common seal. In addition, entities can apply for registration on the Australian Business Register and be allocated a unique eleven-digit identifier known as an Australian Business Number (ABN). For Australian companies, the last nine digits of their ABN are identical to their ACN. The ABN may be quoted on documents in lieu of the ACN.

Our ACN is 007 457 141 and our ABN is 33 007 457 141.

Documents on display

We are subject to the disclosure requirements of the US Securities Exchange Act of 1934, as amended. In accordance with these requirements, we file Annual Reports with, and furnish other information to, the US Securities & Exchange Commission (SEC). The SEC also maintains a website at www.sec.gov that contains reports, proxy statements and other information regarding registrants that file electronically with the SEC. Since April 2002, we have filed our reports on Form 20-F and have furnished other information to the SEC in electronic format which may be accessed through this website.

Exchange rates

For each of the years indicated, the high, low, average and year-end noon buying rates[1] for Australian dollars were:

	Year Ended 30 September					
(US$ per A$1.00)	2022[2]	2021	2020	2019	2018	2017
High	0.7321	0.7953	0.7388	0.7360	0.8105	0.8071
Low	0.7258	0.7006	0.5755	0.6730	0.7107	0.7174
Average[3]	n/a	0.7490	0.6815	0.7023	0.7583	0.7624
Close (on 30 September)[4]	n/a	0.7228	0.7160	0.6746	0.7238	0.7840

For each of the months indicated, the high and low noon buying rates for Australian dollars were:

	Month					
(US$ per A$1.00)	October 2021[2]	September 2021	August 2021	July 2021	June 2021	May 2021
High	0.7321	0.7442	0.7409	0.7499	0.7765	0.7876
Low	0.7258	0.7190	0.7133	0.7325	0.7496	0.7688

1. The noon buying rate in New York City for cable transfers in Australian dollars as certified for customs purposes by the Federal Reserve Bank of New York.
2. Through to 8 October 2021. On 8 October 2021, the noon buying rate was A$1.00 = US$0.7308
3. The average is calculated by using the average of the exchange rates on the last day of each month during the period.
4. The noon buying rate at such date may differ from the rate used in the preparation of our consolidated financial statements at such date. Refer to Note 1(a) to the financial statements.

334 WESTPAC GROUP 2021 ANNUAL REPORT Additional information Useful information Key sources of information for shareholders We report our full year performance to shareholders, in late October or early November, in the following forms: an Annual Report; a Sustainability Performance Report; an Investor Discussion Pack and earnings releases. Electronic communications Shareholders can elect to receive the following communications electronically: • Annual Report; • Dividend statements when paid by direct credit or via Westpac’s Dividend Reinvestment Plan (DRP); • Notices of Meetings and proxy forms; and • Major company announcements. Opt for electronic communications by logging into Westpac’s Share Registrar’s Investor Centre at www.linkmarketservices.com.au. Online information Australia Westpac’s website www.westpac.com.au provides information for shareholders and customers, including: • access to internet banking and online investing services; • details on Westpac’s products and services; • company history, results, market releases and news; and • corporate responsibility and Westpac in the community activities. Investors can access the Investor Centre at www.westpac.com.au/investorcentre. The Investor Centre includes the current Westpac share price and links to the latest ASX announcements and Westpac’s Share Registrars’ websites. New Zealand Westpac’s New Zealand website www.westpac.co.nz provides: • access to internet banking services; • details on products and services; • economic updates, news and information, key financial results; and • sponsorships and other community activities. Westpac Investor Relations Information other than that relating to your shareholding can be obtained from: • Westpac Investor Relations 275 Kent Street Sydney NSW 2000 Australia Telephone: +61 2 8253 3143 Facsimile: +61 2 8253 1207 Email: investorrelations@westpac.com.au Stock exchange listings Westpac ordinary shares are listed on: • Australian Securities Exchange (code WBC); • New York Stock Exchange (NYSE), as American Depositary Shares (code WBK); and • New Zealand Exchange Limited (code WBC). Share registrars Shareholders can check and update their information in Westpac’s Share Registrars’ online Investor Centres, see details below. In Australia, broker sponsored holders must contact their broker to amend their address. Australia – Ordinary shares on the main register, Westpac Capital Notes 2, Westpac Capital Notes 4, Westpac Capital Notes 5, Westpac Capital Notes 6, Westpac Capital Notes 7 and Westpac Capital Notes 8. Link Market Services Limited Level 12, 680 George Street Sydney NSW 2000 Postal address: Locked Bag A6015, Sydney South NSW 1235, Australia www.linkmarketservices.com.au Shareholder enquiries: Telephone: 1800 804 255 (toll free within Australia) International: +61 1800 804 255 Facsimile: +61 2 9287 0303 Email: westpac@linkmarketservices.com.au New Zealand – Ordinary shares on the New Zealand Branch register and Westpac NZD Subordinated Notes Link Market Services Limited Level 30 PwC Tower 15 Customs Street West Auckland 1010, New Zealand Postal address: P.O. Box 91976, Auckland 1142, New Zealand www.linkmarketservices.co.nz Shareholder enquiries: Telephone: 0800 002 727 (toll free within New Zealand) International: +64 9 375 5998 Facsimile: +64 9 375 5990 Email: enquiries@linkmarketservices.co.nz Depositary in USA for American Depositary Shares1 Listed on New York Stock Exchange (CUSIP 961214301) BNY Mellon Shareowner Services PO Box 505000 Louisville, KY 40233-5000, USA https://www-us.computershare.com/investor American Depositary Shares holder enquiries: Telephone: 1-888-269-2377 (toll free in USA) International: +1 201 680 6825 Email: shrrelations@cpushareownerservices.com 1. Each ADS represents one fully paid ordinary share.

335 WESTPAC GROUP 2021 ANNUAL REPORT Glossary of abbreviations and defined terms AAS Australian Accounting Standards AASB Australian Accounting Standards Board ABS Asset-backed securities ACCC Australian Competition and Consumer Commission ADI Authorised Deposit-taking Institution ADRs American Depositary Receipts ADS American Depositary Shares Advanced IRB Advanced Internal Ratings Based AGM Annual General Meeting ALCO Westpac Asset and Liability Committee ALM Asset and Liability Management AMA Advanced Measurement Approach ANZSIC Australian and New Zealand Standard Industrial Classification APRA Australian Prudential Regulation Authority ASIC Australian Securities and Investments Commission ASX Australian Securities Exchange ASXCGC ASX Corporate Governance Council AT1 Additional Tier 1 ATMs Automatic teller machines ATO Australian Taxation Office AUSTRAC Australian Transaction Reports and Analysis Centre BAC Board Audit Committee BankSA Bank of South Australia BBSW Bank Bill Swap Reference Rate BCBS Basel Committee on Banking Supervision bps Basis points BRCC Board Risk and Compliance Committee CAGR Compound annual growth rate CAPs Collectively assessed provisions Cash EPS Cash earnings per share CCB Capital Conservation Buffer CDS Credit default swap CEO Chief Executive Officer CET1 Common Equity Tier 1 CFO Chief Financial Officer CGU Cash Generating Unit CHF Swiss franc CLF Committed Liquidity Facility Corporations Act Corporations Act 2001 (Cth) COSO Committee of Sponsoring Organizations of the Treadway Commission CPM Credit Portfolio Management CRG Customer Risk Grade CRO Chief Risk Officer CRS Common Reporting Standard CVA Credit valuation adjustment DFAT Department of Foreign Affairs and Trade D-SIB Domestic Systemically Important Banks EAD Exposure at default ECL Expected credit loss EPS Earnings per share ESG Environmental, social and governance ESP Employee Share Plan FBT Fringe benefits tax FCA Financial Conduct Authority FCS Financial Claims Scheme FMA Financial Markets Authority FTE Full time equivalent employees FVA Funding Valuation Adjustment FVIS Fair value through income statement FX Foreign Exchange GHG Greenhouse gas Hastings Hastings Funds Management Limited IAPs Individually Assessed Provisions IASB International Accounting Standards Board ICAAP Internal Capital Adequacy Assessment Process IFRS International Financial Reporting Standards Glossary of abbreviations and defined terms

336 WESTPAC GROUP 2021 ANNUAL REPORT Glossary of abbreviations and defined terms IFTI International Funds Transfer Instructions IRRBB Interest Rate Risk in the Banking Book IRS Internal Revenue Service ISDA International Swaps and Derivatives Association KMP Key Management Personnel LCR Liquidity Coverage Ratio LGBTIQ+ Lesbian, gay, bisexual, transgender, intersex and queer LGD Loss given default LIBOR London InterBank Offer Rate LMI Lenders mortgage insurance LTIFR Lost Time Injury Frequency Rate LTVR Long Term Variable Reward LVR Loan to value ratio Moody’s Moody’s Investors Service NaR Net interest income-at-risk NCI Non-controlling interests NII Net interest income NYSE New York Stock Exchange NSFR Net Stable Funding Ratio NZX New Zealand Exchange Limited OCC Office of the Comptroller of the Currency OCI Other comprehensive income OFAC Office of Foreign Assets Control OTC Over the counter PD Probability of default PFIC Passive foreign investment company PNG Papua New Guinea RAMS RAMS Home Loans RBA Reserve Bank of Australia RBNZ Reserve Bank of New Zealand RISKCO Westpac Group Executive Risk Committee RMBS Residential Mortgage Backed Securities ROE Return on equity Cash ROE Return on equity on a cash earnings basis RSP Restricted Share Plan RWA Risk-weighted assets S&P Standard & Poor’s SaaS Software-as-a-Service SEC US Securities and Exchange Commission SME Small to medium enterprises SOx Sarbanes-Oxley Act of 2002 STVR Short-Term Variable Reward TCE Total committed exposures TLAC Total Loss Absorbing Capacity TSR Total Shareholder Return UK United Kingdom UKSS Westpac Banking Corporation UK Staff Superannuation Scheme UNSC United Nations Security Council US United States VaR Value at Risk VWAP Volume weighted average price Westpac CPS Westpac Convertible Preference Shares WGP Westpac Group Plan WHS Workplace Health and Safety WIB Westpac Institutional Bank WNZL Westpac New Zealand Limited WNZS Westpac New Zealand Superannuation Scheme WPP Westpac Performance Plan WSNZL Westpac Securities NZ Limited